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07023129

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ping An Insurance (Group) Company of China

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

FILE NO. 82- 34809 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

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OICF/BY: [signature]

DAT : 5/2/07


中国平安
PING AN OF CHINA

082-34809

AA/S
12-31-06

Ping An Insurance (Group) Company of China, Ltd.

Stock Code : 2318

TABLE OF CONTENTS



Financial Highlights	**3**
Chairman's Statement	**4**
Organization Structure	**7**
Directors, Supervisors and Senior Management	**8**
Business Review	**16**
Report of the Directors	**24**
Report of the Supervisory Committee	**34**
Corporate Governance Report	**36**
Management Discussion and Analysis	**50**
Embedded Value	**65**
Financial Statements Prepared in accordance with International Financial Reporting Standards	
Independent Auditors' Report	**69**
Consolidated Income Statement	**70**
Consolidated Balance Sheet	**71**
Consolidated Statement of Changes in Equity	**72**
Consolidated Cash Flow Statement	**73**
Balance Sheet	**74**
Notes to Financial Statements	**75**
Financial Statements Prepared in accordance with PRC Accounting Standards	
Auditors' Report	**145**
Consolidated Balance Sheet	**146**
Consolidated Income Statement	**149**
Consolidated Profit Appropriation Statement	**151**
Consolidated Cash Flow Statement	**152**
Balance Sheet	**155**
Income Statement	**157**
Profit Appropriation Statement	**158**
Cash Flow Statement	**159**
Notes to Financial Statements	**162**
Appendix I. Supplementary Information to Financial Statements	**243**
Appendix II. Supplementary Information	**246**
Appendix III. Consolidated Statement of Changes in Equity	**252**
Notice of the Annual General Meeting	**253**
Corporate Information	**258**

Cautionary Statements Regarding Forward-Looking Statements

To the extent any statements made in this report contains information that is not historical such statements are essentially forward-looking. These forward-looking statements include but are not limited to projections, targets, estimates and business plans that the Company expects or anticipates will or may occur in the future. These forward-looking statements are subject to known and unknown risks and uncertainties that may be general or specific. Certain statements, such as those which include the words or phrases "potential", "estimates", "expects", "anticipates", "objectives", "intends", "plans", "believes", "will", "may", "should", and similar expressions or variations on such expressions may be considered forward-looking statements.

Readers should note that a variety of factors, many of which may be beyond the Company's control, affect the performance, operations and results of the Company, and could cause actual results to differ materially from the expectations expressed in any of the Company's forward-looking statements. These factors include, but are not limited to, exchange rate fluctuations, market shares, competition, environmental risks, changes in legal, financial and regulatory frameworks, international economic and financial market conditions and other risks and factors beyond our control. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. In addition, the Company assumes no obligation to publicly update or revise any forward-looking statement that is contained in this report as a result of new information, future events or otherwise. None of the Company, or any of its employees or affiliates is responsible for, or is making, any representations concerning the future performance of the Company.


Ping An Insurance (Group) Company of China, Ltd. • Annual Report 2006

DEDICATION

Financial Highlights


Total Income
Net Profit
Earnings Per Share
58,748
66,623
63,193
64,995
87,943
2,005
2,327
3,146
4,265
8,000
0.45
0.47
0.56
0.68
1.27
Total Assets
Total Liabilities
Total Equity
162,596
206,044
264,439
319,706
494,309
150,796
192,755
235,812
286,184
446,559
11,800
13,289
28,627
33,622
47,750

PROFIT AND LOSS For the year ended December 31, (in RMB million)	2002	2003	2004	2005	**2006**
Total Income	58,748	66,623	63,193	64,995	**87,943**
Net Profit	2,005	2,327	3,146	4,265	**8,000**

PER ORDINARY SHARE For the year ended December 31, (in RMB)	2002	2003	2004	2005	**2006**
Basic Earnings	0.45	0.47	0.56	0.68	**1.27**

BALANCE SHEET As at December 31, (in RMB million)	2002	2003	2004	2005	**2006**
Total Assets	162,596	206,044	264,439	319,706	**494,309**
Total Liabilities	150,796	192,755	235,812	286,184	**446,559**
Total Equity	11,800	13,289	28,627	33,522	**47,750**

* The comparative figures for 2002, 2003 and 2004 are not retrospectively adjusted for the changes in accounting policies made in 2006.

Chairman's Statement



Ma Mingzhe
Chairman and Chief Executive Officer

In 2006, the PRC economy maintained stable and rapid growth while investment, export and consumers' spending increased steadily. As the reform of the financial sector progressed successfully and the financial regulatory system further matured, the financial and insurance industries also sustained a healthy growth momentum. By leveraging on our strong foundation and competitive advantages, Ping An successfully achieved its strategic targets and grew profitably across its broad portfolio of businesses in this favourable economic environment. For the year ended December 31, 2006, Ping An recorded a net profit of RMB8 billion and a total income of RMB87.9 billion, representing a substantial increase of 87.6% and 35.3% respectively over the previous year.

In 2006, we achieved historical breakthroughs as well as made new progress in various segments of our businesses.

Enhanced growth in core insurance businesses

Our life insurance and property and casualty insurance businesses continued to grow profitably. As our premium growth rate surpassed the average market growth rate, our market share increased accordingly. Cross-selling sustained a strong growth momentum. Service quality was continuously improved, resulting in customers foundation being further strengthened.

Major breakthrough in banking business

Ping An successfully acquired Shenzhen Commercial Bank and formed a professional banking management team with extensive international experience. We will complete the integration of Ping An Bank and Shenzhen Commercial Bank in 2007 subject to the approval of the China Banking Regulatory Commission ("CBRC"). After restructuring, our banking business will expand from Shenzhen to Shanghai, Fuzhou and other cities, and gradually develop a nationwide platform.

Steady progress in investment and asset management business

With more liberal investment policies, our professional and internationally experienced investment team delivered record high investment returns. In addition to a steady growth in our own assets , we had a good start in the development of third party assets management business, where the total assets held in trust exceeded RMB16 billion.

Development of annuity business network

Ping An Annuity was approved by the China Insurance Regulatory Commission ("CIRC") to build a nationwide distribution and service network in 127 cities across 35 provinces. We will gradually expand our annuity business across the country.





Along with the steady achievements in our portfolio of businesses, Ping An has won various recognitions and awards. In 2006, Ping An was awarded one of "Asia's Best Managed Companies" by Euromoney and was honored as one of the "Most Respectable Enterprises" for the fifth consecutive year. In a customer satisfaction survey of the life insurance sector in the PRC conducted by the CIRC, Ping An Life was ranked the first among 24 participants in terms of customer service satisfaction and other aspects.

Looking ahead at 2007, it is expected that the PRC economy will continue to develop rapidly and positively, personal wealth will continue to increase, and the opening up of the financial sector in the PRC to foreign entities will be accelerated. The Group is expected to benefit from all these developments. Ping An will adhere to its strategic missions and visions, maintain its leading position in the domestic market, create synergy across our portfolio of businesses, execute our "One Customer, Multiple Products" strategy, and constantly enhance our competitive advantages.

Prior to the release of this annual report, Ping An successfully completed its issue of A shares in the PRC capital market with overwhelming levels of oversubscription. As a domestic financial enterprise, the Group will benefit from this A shares listing in terms of its brand recognition, reputation and transparency in the PRC market, thus laying a solid foundation for our long-term development.

I would like to take this opportunity to express my sincere thanks to our customers, shareholders and members of the public for their wholehearted support to the Group.

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
April 11, 2007


SINCERITY



Organization Structure

As at December 31, 2006



Company name
Ping An Insurance (Group) Company of China, Ltd.
Percentage of shareholding
99%
99.06%
99.88%(1)
95%
95%
90%
89.36%(1)
100%
Company name
Ping An Life Insurance Company of China, Ltd. ("Ping An Life")
Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An Property & Casualty")
China Ping An Trust & Investment Co., Ltd. ("Ping An Trust")
Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity")
Ping An Health Insurance Company of China, Ltd. ("Ping An Health")
Ping An Asset Management Co., Ltd. ("Ping An Asset Management")
Shenzhen Commercial Bank Co., Ltd. ("SZCB")
China Ping An Insurance Overseas (Holdings) Limited
Minority interest
1%
0.94%
0.12%(1)
Ping An Life 3%, Ping An Property & Casualty 1%, Ping An Trust 0.5%, Ping An Industries 0.5%
Ping An Life 2%, Ping An Property & Casualty 2%, Ping An Trust 0.5%, Ping An Industries 0.5%
Ping An Life 5%, Ping An Property & Casualty 5%
10.64%(1)
Percentage of shareholding
86.21%(1)
73%
75%
100%
Company name
Ping An Securities Company, Ltd. ("Ping An Securities")
Ping An Bank Limited ("Ping An Bank")
China Ping An Insurance (Hong Kong) Company Limited
Ping An of China Asset Management (Hong Kong) Company Limited ("Ping An Asset Management (Hong Kong)")
Minority interest
13.79%(1)
27%
25%
Region
PRC
Hong Kong

(1) These percentages are rounded to the nearest two decimal place.

Directors, Supervisors and Senior Management



Back Row: Mr. KU Min-shen, Mr. YIP Lai Shing, Mr. LEUNG Ka Kui Dominic, Mr. John PEARCE, Mr. Richard JACKSON

Front Row: Mr. SUN Jianyi, Mr. MA Mingzhe, Mr. CHEUNG Chi Yan Louis

DIRECTORS

Executive Directors

MA Mingzhe, 51, has been the Chairman of the Board of Directors (the "Board") and Chief Executive Officer of our Company since April 1994 and April 2001 respectively. He is a member of the 10th National Committee of the Chinese People's Political Consultative Conference. Since the establishment of Ping An Insurance Company in March 1988, he has held various positions, including President, Director and Chairman of the Board, and has throughout been fully involved in the operation and management of our Company. Prior to that, Mr. Ma was the Deputy Manager of China Merchants Shekou Industrial Zone Social Insurance Company. Mr. Ma has a Doctorate degree in Money and Banking from Zhongnan University of Economics and Law (previously Zhongnan University of Economics).

CHEUNG Chi Yan Louis, 43, has been serving as our Chief Financial Officer and President since February 2003 and October 2003 respectively and has been an Executive Director since May 2006. He joined our Company in February 2000 and previously served as Senior Advisor to the Chairman, Chief Information Officer, Senior Vice President and Chief Financial Officer. From 1993-2000, Mr. Cheung was a management consultant and later became a global partner of McKinsey & Company, advising mainly financial services clients throughout Asia. Mr. Cheung has a Ph.D. degree in Business Information Systems from the University of Cambridge.

SUN Jianyi, 54, has been the Executive Vice President and Vice Chief Executive Officer of our Company since October 1994 and February 2003 respectively. Mr. Sun has been serving as an Executive Director since March 1995. Mr. Sun is also an independent non-executive director of Shenzhen Vanke Co., Ltd.. Since joining our Company in July 1990, he has been the General Manager of the Management Department, Senior Vice President and Executive Vice President. Prior to joining our Company, Mr. Sun was the Head of the Wuhan Branch of the People's Bank of China and the Deputy General Manager of the Wuhan Branch Office of the People's Insurance Company of China and the General Manager of Wuhan Securities Company. He has a Diploma in Finance from Zhongnan University of Economics and Law (previously Zhongnan University of Economics).

Non-Executive Directors

HUANG Jianping (resigned with effect from March 19, 2007), 47, has been a Non-executive Director of the Company since May 2002. He is also the Deputy Director of the planning and finance department of Shenzhen Municipality Investment Holding Company Limited. Mr. Huang has a Diploma in Finance from Shenzhen University.

LIN Yu Fen, 36, has been a Non-executive Director of the Company since October 2002. He is also an executive director of Capital China Group Company Limited. He graduated from City University of Hong Kong with an Honor degree in Finance. Mr. Lin is also a fellow member of the Association of Chartered Certified Accountants.



CHEUNG Lee Wah, 60, has been a Non-executive Director of the Company since October 2002. He has served as the General Manager for Wuhan Huachuang Enterprise Management Consulting Company Limited since 2001. Mr. Cheung was previously a Manager of Hilichamp Company Limited. He has a Bachelor's degree from McMaster University in Canada.

Anthony Philip HOPE, 60, has been a Non-executive Director of the Company since November 2002. Mr. HOPE has also been serving as Vice Chairman of the Board since August 25, 2005. Mr. HOPE was appointed Chairman of HSBC Insurance Holdings Limited in 1987 and Group General Manager of Insurance of HSBC Holdings plc in 1996, but he resigned from these positions with effect from October 31, 2006. Mr. HOPE retired on February 27, 2007 but remains as a Non-executive Director of the Company and the Vice Chairman of the Board. Mr. HOPE was appointed an Independent Non-executive Director of Paris Re, Bermuda (formerly Axa Re) from March 14, 2007.

LIN Lijun, 44, has been a Non-executive Director of the Company since May 2003 and is currently the Vice Chairman of the Company Union. Ms. Lin has served as the Chairman of the board of directors of Shenzhen New Horse Investment Development Co., Ltd. since 2000. Ms. Lin previously served as the Deputy General Manager of the Human Resources Department at the property & casualty insurance business of our Company from 1997 to 2000. She has a Bachelor's degree in Chinese Language and Literature from South China Normal University.

FAN Gang, 52, has been a Non-executive Director of the Company since May 2003. Mr. Fan is also a director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Fan has been the General Manager of the Chairman's Office of our Company since 2002. Mr. Fan joined our Company in 1988. Mr. Fan served as the General Manager of the Shenzhen Branch (Property & Casualty) of our Company from 1998 to 2000. Mr. Fan was previously the Deputy Director of the Insurance Management Committee of our Company. Mr. Fan has a Diploma in History from Hubei University.

DOU Wenwei (resigned with effect from March 19, 2007), 41, has been a Non-executive Director of the Company since May 2003. Mr. Dou is also a Director of Shenzhen Jiangnan Industrial Development Co., Ltd. Mr. Dou has been the assistant general manager of the legal and compliance department of our Company since 2004. He has a Master's degree in PRC Civil Law from Jilin University.

SHI Yuxin (resigned with effect from March 19, 2007), 52, has been a Non-executive Director of the Company since October 2003. Mr. Shi has served as the Managing Director of Shenzhen Wuxin Yufu Industrial Co., Ltd. (formerly Wuhan Wuxin Industrial Co., Ltd.) since December 1992. Mr. Shi is also the director of Wuhan Dapeng Industrial Company Limited. Mr. Shi has an L.L.M. degree from Wuhan University.

HU Aimin, 58, has been a Non-executive Director of the Company since March 2004. Mr. Hu has served as the Chairman of the board of directors of Shum Yip Holdings Company Limited and Shenzhen Investment Limited since April 2003 and June 2003 respectively. Mr. Hu has also served as the Chairman of the board of directors of Shenzhen Shum Yip Investment Development Company Limited since November 2003. Mr. Hu previously served as the Secretariat to the People's Government of Shenzhen and the director of the general office of the People's Government of Shenzhen concurrently. Mr. Hu has a Master's degree in Management from Hunan University.

CHEN Hongbo, 55, has been a Non-executive Director of the Company since June 23, 2005. Mr. Chen has also been serving as Vice Chairman of the Board since August, 2005. Mr. Chen is the Chairman and the Secretary of the Party Committee of Shenzhen Investment Holdings Co., Ltd. since September 2004 and was the Deputy Director of Shenzhen State-owned Assets Supervision and Administration Commission from April 2004 to September 2004 and the Assistant Director, the Deputy General Director of the Economic System Restructuring Office of Shenzhen Municipal Government from December 1992 to April 2004. Mr. Chen graduated from Zhongnan University of Economics and Law (previously Zhongnan University of Economics) with a Master's degree in Economics.

WONG Tung Shun Peter, 55, has been a Non-executive Director of the Company since May 2006. Mr. Wong joined HSBC in February 2005 and has been the Group General Manager and the executive director of The Hongkong and Shanghai Banking Corporation Limited since April 2005, being responsible for the Hong Kong and mainland China businesses. Mr. Wong is currently also a Director of Hang Seng Bank Limited, Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited, and a Director of Bank of Communications Limited, Ping An Bank and Hong Kong Interbank Clearing Limited. Mr. Wong joined the banking industry in 1980 when he joined Citibank as Assistant Financial Controller, and was later made director of Business Development, deputy managing director and director of Banking, director of Sales, Services and Distribution Channels for Citibank's North Asian operations in 1996. Mr. Wong was appointed the Head of Consumer Banking of Standard Chartered Bank in 1997 for its Hong Kong and China operations and later became Chief Executive Officer for its Hong Kong operations in 2000 and director of Greater China operations in 2002. Mr. Wong was educated at the Indiana University in the USA and holds a Bachelor's degree in computer science, an MBA in marketing and finance and an MSc in computer science.

NG Sing Yip, 55, has been a Non-executive Director of the Company since May 2006. Mr. Ng has been the Head of Legal and Compliance of the Hongkong and Shanghai Banking Corporation Limited since January 1998. Mr. Ng is admitted as a solicitor to the Supreme Courts of England, Hong Kong and Victoria, Australia. He previously worked as a Crown Counsel in the Attorney General's Chambers before going into private practice. Mr. Ng joined the Hongkong and Shanghai Banking Corporation Limited in June 1987 as Assistant Group Legal Consultant, and was later appointed Deputy Head of the Legal and Compliance Department in February 1993. Mr. Ng has a Bachelor's degree and Master's degree in Laws (L.L.B. and L.L.M.) from the University of London, and also has a Bachelor's degree in Laws (L.L.B.) from Beijing University.

Independent Non-Executive Directors

BAO Youde, 75, has been a Non-executive Director of the Company since September 1995 and has been an Independent Non-executive Director of the Board since 2003. Prior to retiring in 1999, he was a Deputy Chairman of the board of directors and the General Manager of the Shanghai International Trust Investment Company. In 1987, Mr. Bao was selected to serve as a representative in the Chinese Communist Party's 13th Congress. In both 1988 and 1993, he was selected to serve as a representative in the Shanghai People's Congress. He graduated from Shanghai University of Finance and Economics with a Diploma in Accounting.

KWONG Che Keung Gordon, 57, has been an Independent Non-executive Director of the Company since May 2003. Mr. Kwong is also independent non-executive director of a number of companies listed on the Stock Exchange, namely Cosco International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Quam Limited, Tom Online Inc., China Power International Development Limited, New World Mobile Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited, and Agile Property Holdings Limited. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse and was a council member of the Stock Exchange from 1992 to 1997. He has a Bachelor of Social Science degree from the University of Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Kwong previously served as a non-executive director of Cosco Pacific Limited until his resignation in January 2006 and was an independent non-executive director of Henderson China Holdings Limited which was privatized in July 2005.

CHEUNG Wing Yui, 57, has been an Independent Non-executive Director of the Company since May 2003. Mr. Cheung is also an independent director or non-executive director of a number of companies listed on the Stock Exchange, namely SmarTone Telecommunications Holdings Limited, SUNeVision Holdings Limited, Tai Fook Securities Group Limited, Tianjin Development Holdings Limited, Shanghai Real Estate Limited, Tai Sang Land Development Limited, Hop Hing Holdings Limited, Ching Hing (Holdings) Limited and Agile Property Holdings Limited. Mr. Cheung is also a practicing lawyer and a consultant of Woo, Kwan, Lee & Lo. In addition, he was the Vice Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong until he retired on December 31, 2005 and is now a Council Member of the Open University of Hong Kong and a member of the Board of Review (Inland Revenue Ordinance). Mr. Cheung has a Bachelor's degree in Commerce majoring in Accounting from New South Wales University in Australia. Mr. Cheung is also a member of Australian Society of CPAs.

CHOW Wing Kin Anthony, 56, has been an Independent Non-executive Director of the Company since June 2005. Mr. Chow has been practicing as a solicitor in Hong Kong and is a partner of the law firm, Peter C. Wong, Chow & Chow. He is also a China-appointed attesting officer. He has been serving as an independent non-executive director of Fountain Set (Holdings) Limited since September 2004 and an independent non-executive director of Kingmaker Footwear Holdings Limited since May 1994 and subsequently a non-executive director. Mr. Chow has been appointed as an independent non-executive director of The Link Management Limited and Evergro Properties Limited (formerly Dragonland Limited), a company listed on the Singapore Stock Exchange since May 2006 and April 2006 respectively. Mr. Chow was the Vice Chairman of the Estate Agents Authority until October 31, 2006 and a member of the Hong Kong Housing Authority until May 8, 2006, and is a member of the Law Reform Commission of Hong Kong, Chairman of the Process Review Panel of the Securities and Futures Commission, and a Council Member of The Hong Kong Institute of Education. He is also a member of National Committee of the Chinese People's Political Consultative Conference and a member of the Board of Stewards of the Hong Kong Jockey Club.

ZHANG Hongyi, 61, a Senior Economist, has been an independent Non-executive Director of the Company since March 19, 2007. Mr. Zhang is a fellow of the Hong Kong Institute of Bankers and a professor at the Graduate School of the People's Bank of China. Mr. Zhang is currently the Executive Vice President of China Development Institute (Shenzhen, PRC) and previously served as the President of the Shenzhen branch of Bank of China, Vice Mayor of Shenzhen, Deputy Director of Hong Kong & Macau Management Division of Bank of China, Chairman of the Nanyang Commercial Bank and Chairman of Hua Chiao Commercial Bank Ltd, Vice Chairman of Bank of China Credit Card (International) Company Limited, General Manager of the Macau branch of Bank of China, Executive Vice President of BANCO TAI FUNG, Chairman of Nam Tung (Macau) Investment Co., Ltd, Chairman of Zhuhai Nantong Bank, Chairman of the Macau Bankers Association and Member of the Macau SAR Economics Affairs Committee.

CHEN Su, 49, has been an Independent Non-executive Director of the Company since March 19, 2007. Mr. Chen is currently the Joint Secretary to the Committee of the Communist Party of China at the Institute of Law at the Chinese Academy of Social Science, the Deputy Director of the Research Department of the Institute of Law and the Deputy Director of the Research Department of the Institute of International Law and the Deputy Chairman of the Business Law Research Department of the Chinese Law Association. Mr. Chen was also a member of the Special Committee for Company Law Amendments of the Legality Office of the State Council and a member of the Special Committee for Securities Law Amendments of the Financial and Economics Affairs Committee of the National People's Congress.

SUPERVISORS

XIAO Shaolian, 73, has been an Independent Supervisor of our Company and the Chairman of our Supervisory Committee since August 1994 and May 2003 respectively. Mr. Xiao previously served as the Deputy Governor of the Shenzhen Branch of the People's Bank of China and Deputy Director of Shenzhen Foreign Exchange Administration Bureau concurrently.

SUN Fuxin, 68, has been an Independent Supervisor of our Company since May 2003. Mr. Sun is currently the Chairman of the board of directors of Tian Yi Investment Guarantee Company and the deputy director of Dalian Credit Ranking Commission. Prior to his retirement in April 2003, Mr. Sun served as the Deputy Governor of the Dalian Branch of Industrial and Commercial Bank of China Limited, the Deputy Secretariat of the People's Government of Dalian in charge of budget, finance, real estate and tax. Mr. Sun also previously served as the director of the Management Committee of Bank of Communication's Dalian Branch, the Securities Regulatory Office of Dalian, the general office of financial management of Dalian, Head of Dalian Real Estate Development Administration Office and the Resource Allocation of Underdeveloped Areas of Dalian and the Chairman of the board of directors of Dalian Commercial Bank.

DONG Likun, 64, has been appointed as an Independent Supervisor of our Company since May 2006. Mr. Dong is currently the Head of the Graduate School of Hong Kong Law of the Shenzhen University, senior researcher of the Hong Kong-Macau Research Centre of Development Research Centre of the State Council of the People's Republic of China, General Secretariat of the Chinese International Law Society, Deputy President of the Chinese International Private Law Society, Chief Secretariat of the Hong Kong-Macau Research Centre of the Guangdong Law Society and arbitrator at the China International Economic and Trade Arbitration Commission. Mr. Dong was previously the Head of the International Law Centre of The Shanghai Academy of Social Sciences, Dean of the School of Law of the Shenzhen University, a representative of the Shanghai People's Congress and Member of the Guangdong Political Committee. Mr. Dong graduated from the School of Law of the Beijing University.

DUAN Weihong, 38, has been a Supervisor of our Company since May 2003. Ms. Duan was the Chairperson of the board of Shenzhen Deng Feng Investment Group Company, Limited. She has an EMBA degree from the School of Economics & Management, Tsinghua University.

LIN Li, 43, has been appointed as a Supervisor representing the shareholders of our Company since May 2006. Mr. Lin is currently the Chairman of Shenzhen Liye Group Company Limited. Mr. Lin previously served at Bank of China Shenzhen Branch. Mr. Lin is a graduate of the School of Finance and Accounting of the Hubei Technical Academy.

CHE Feng, 37, has been appointed as a Supervisor representing the shareholders of our Company since May 2006. Mr. Che is currently the Chairman and Chief Executive officer of Hong Kong Yaoche Technology Group Limited, and is the Executive Director of the Institute of International Relations at Peking University. Mr. Che was previously the Deputy Manager of Hainan Haiboh Enterprises Company Limited, Chairman of Hainan Hengye Real Property Development Company Limited and Chairman of Shanghai Tianjian Real Property Development Company Limited. Mr. Che graduated from the Graduate School of The Chinese Academy of Social Sciences.

HU Jie, 51, has been appointed as a Supervisor representing the employees of our Company since May 2006. Ms. Hu served as the Chairman of Ping An Property & Casualty. Ms. Hu has a Master's degree in Banking from the Nankai University and is a qualified senior accountant.

HE Shi, 42, has been a Supervisor representing the employees of our Company since May 2003. He is currently the Deputy Director of the Human Resources Department as well as the Manager of the Talent Management Division of our Company. He is also a director of Shenzhen New Horse Investment Development Co., Ltd.. Mr. He previously served as the deputy general manager of our Hainan Branch and as the general manager of the Human Resources Department of the property & casualty insurance business of our Company. Mr. He joined our Company in September 1991. He graduated from the graduate program of the Chinese Academy of Social Sciences with a Diploma in International Finance and Banking.

WANG Wenjun, 39, has been appointed as a Supervisor representing the employees of our Company since May 2006. Ms. Wang is also currently serving as the assistant to dean of group general office of the Company. Ms. Wang holds a Bachelor's degree from the Shanghai Foreign Languages University and a Master's in Public Administration from Xi'an Communication University.

SENIOR MANAGEMENT OF OUR COMPANY

See "DIRECTORS" for resumes of Ma Mingzhe, CHEUNG Chi Yan Louis and Sun Jianyi.

LEUNG Ka Kui Dominic, 59, Executive Vice President and Chief Insurance Business Officer of our Company since June 2006 and March 2006. Mr. Leung joined our Company in January 2004 and served as Chairman and Chief Executive Officer of Ping An Life. From 1996 to 2003, he worked in Prudential Corporation Asia Ltd. as the Managing Director, Greater China. From 1989 to 1996, he worked in Taiwan Nanshan Life Insurance Company, Ltd. and his last position was the General Manager of the company. From 1975 to 1989, he worked in American International Assurance Company and his last position was Senior Vice President. Mr. Leung has a Bachelor's degree in Science from the Chinese University of Hong Kong.

Richard JACKSON, 51, Chief Finance Business Officer of our Company since November 2005. Mr. JACKSON joined our Company in November 2005. From 1985 to 2005, Mr. JACKSON served in various positions at Citibank, including Head of International Business for Citigroup Insurance International, and Financial Institutions Head for Asia Pacific, Chairman and CEO of Citibank Hungary, Director of Bank Handlowy in Poland and Country Manager and Consumer Business Head of Citibank Korea. From 1974 to 1985, Mr. JACKSON served as Deputy Manager for Hong Kong and Regional Marketing Manager for Asia in Commercial Union Assurance Corporation. Mr. JACKSON is the Fellow of the Chartered Insurance Institute.

KU Min-shen, 50, Senior Vice President of our Company since February 2003. Mr. Ku joined our Company in May 2001. From February 2003 to January 2007, he served as Chief Human Resources Officer of our Company and from June 2001 to February 2003 he served as the Head of Human Resources of our Company. From 1995 to 2001, Mr. Ku served as Vice Chairman and President of Shanghai Van Den Bergh Company, Ltd., a joint venture between Unilever and Shanghai Sugar Cigarette and Wine (Group) Company, Ltd. and the Human Resources Director of Unilever HPC China. Mr. Ku has a Bachelor's degree in Educational Psychology from Fu Jen Catholic University of Taiwan.

John PEARCE, 44, Senior Vice President and Chief Investment Officer of our Company since January 2007. Mr. PEARCE joined our Company in January 2007. From 2003 to 2006, he served as CEO of Colonial First State Investments Limited, and from 2000 to 2003 served as the General Manager of that company, responsible for investment businesses. From 1991 to 2000, Mr. PEARCE took various positions within the Australian Colonial First State Group, including Head of Funding, Head of Risk Management, Head of Financial Market and Head of Treasury Division. Mr. PEARCE has a Master's Degree in Applied Finance from Macquarie University.

REN Huichuan, 37, Senior Vice President of our Company since January 2007. Mr. Ren joined our Company in 1992. From February 2004 to January 2007, he served as Vice President of our Company and Financial Director of our Company from February 2003 to January 2007. From 2002 to 2003, he served as Senior Vice President of Ping An Property & Casualty. From 1992 to 2002, Mr. Ren worked in the property & casualty insurance business of our Company with his last position as Vice President, and he also served as the Assistant General Manager of Ping An Group Development and Reform Center in 1999. Mr. Ren has a Bachelor's degree in Computer Application from Harbin Ship Engineering College and he has completed an MBA at the Guanghua School of Management of Peking University.

GOH Yethun, 37, Senior Vice President and Chief Marketing Officer of our Company since January 2007 and August 2005, and General Manager of Development and Reform Center of our Company since September 2003. Mr. Goh joined our Company in February 2000 to take part in the group's e-commerce initiative, then served as Chief Operating Officer of Ping An Securities. From December 2004 to January 2007, Mr. Goh was the Vice President of our Company. From September 2003 to January 2007, he served as Head of Strategic Development of our Company. Before joining our Company, Mr. Goh was an engagement manager in McKinsey & Company. Mr. Goh has a Bachelor's degree in Economics from Hamilton College, USA.

WANG Liping, 50, Senior Vice President of our Company since January 2004. Ms. Wang joined our Company in June 1989 and served as Vice Chief Insurance Business Officer from July 2006 to January 2007. From August 2005 to July 2006, Ms. Wang was the Chairman and President of Ping An Annuity. From 2002 to 2004, she served as the Chairman and Chief Executive Officer of Ping An Life. From 1998 to 2002, she served as Vice President and Senior Vice President of our Company successively. From 1995 to 1997, she served as the General Manager of the Management Department and Vice President of the life insurance business of our Company. From 1994 to 1995, she served as the President of the Securities Department of our Company. Ms. Wang has a Master's degree in Monetary & Banking from Nankai University.

CHEN Kexiang, 49, Senior Vice President and General Manager of the General Office of our Company since January 2007 and June 2002. Mr. Chen joined our Company in December 1992. From February 2003 to January 2007, Mr. Chen served as Vice President of our Company and General Secretary of the Board of our Company from June 2002 to May 2006. From 1999 to 2002, Mr. Chen served as Senior Vice President and then President of Ping An Trust. From 1996 to 1999, Mr. Chen served as the Deputy Manager of the General Office of our Company. From 1995 to 1996, Mr. Chen served as the General Manager of Ping An Building Management Company. Mr. Chen has a Master's degree in Finance from Zhongnan University.

LO Sai Lai, 44, Senior Vice President and Chief Information Officer of our Company since January 2007 and February 2006, and General Manager of the Information Management Center of our Company since February 2003. Mr. Lo joined our Company in June 2002. From February 2006 to January 2007, he served as the Vice President of our Company. From October 2003 to February 2006, he served as Head of Information Technology. From 2002 to 2003, he served as the General Manager of the Data Center of our Company. From 2001 to 2002, Mr. Lo worked as Senior Consultant of our Systems Development Center. From 1993 to 2001, Mr. Lo worked as a researcher at the University of Cambridge, a research engineer at the Olivetti Research Laboratory, a senior researcher at the Olivetti and Oracle Research Laboratories and a senior researcher at AT&T Laboratories – Cambridge. Mr. Lo has a Ph.D. in Computer Science from the University of Cambridge.

JOINT COMPANY SECRETARY

YAO Jun, 41, Chief Legal Officer and Joint Company Secretary of our Company since September 2003 and June 2004. He was previously a partner of Commerce & Finance Law Offices. Mr. Yao has an L.L.M. degree from Peking University.

SENG Sze Ka Mee Natalia, 50, a Joint Company Secretary of our Company since June 2004. Mrs. Seng is an Executive Director and Head of Corporate Services of Tricor Group. Prior to joining Tricor, she was a Director of Company Secretarial Services at Ernst & Young, Hong Kong and Tengis Limited from 1994 to early 2002. Mrs. Seng is a Chartered Secretary, President, Council Member and Fellow of The Hong Kong Institute of Chartered Secretaries, a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Directors. She holds a Master's degree in Business Administration (Executive) from City University of Hong Kong. Apart from Ping An, she has been serving many listed clients over these years.

QUALIFIED ACCOUNTANT

MAK, Wai Lam William, 43, Qualified Accountant and Deputy Chief Financial Officer of our Company since December 2006 and March 2007. Before that, Mr. MAK served as Vice President and Chief Financial Officer of Ping An Life. Mr. Mak joined our Company in December 2005. Before joining our Company, he worked in various insurance companies including New York Life International LLC, Sun Life Financial (Hong Kong) Ltd., Bank of China Group Life Insurance Co. Ltd., American International Assurance Co. Ltd. successively. Mr. Mak has a Master's degree in Professional Accounting from the Hong Kong Polytechnic University. Mr. Mak is the Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Fellow member of the Association of Chartered Certified Accountants of England.





PROFESSION




Business
Review

In 2006, we continued to focus on providing multiple financial products and services to our customers through our multi-channel distribution network. With our principal operating subsidiaries, namely Ping An Life, Ping An Property & Casualty, Ping An Trust, Ping An Securities, Ping An Bank, Ping An Annuity, Ping An Health and Ping An Asset Management, we offer our customers a wide range of financial products and services under a single brand name. We are growing profitably across our broad portfolio of businesses. In particular, our core life insurance and property and casualty insurance business reached new historic highs in net profit. Our life insurance and property and casualty insurance businesses accounted for approximately 82.9% and 14.0% respectively of our total income in 2006.

Being one of the largest insurance companies in the PRC in terms of gross written premiums and policy fees, we had gross written premiums and policy fees of RMB69,696 million in 2006, of which RMB53,622 million, or approximately 76.9%, was from our life insurance business and RMB16,074 million, or approximately 23.1%, was from our property and casualty insurance business.

LIFE INSURANCE

The following tables set forth certain financial and operating data for our life insurance business:

For the year ended December 31, (in RMB million, except percentages)	2006	2005
Gross written premiums and policy fees	**53,622**	46,945
Individual life insurance	**45,870**	38,758
Bancassurance	**928**	1,133
Group insurance	**6,824**	7,054
Premium deposits	**15,158**	11,746
Individual life insurance	**9,296**	7,411
Bancassurance	**5,284**	4,091
Group insurance	**578**	244
Gross written premiums, policy fees and premium deposits	**68,780**	58,691
Market share of gross written premiums, policy fees and premium deposits[1]	**17.0%**	16.1%

(1) Based on our PRC Accounting Standards financial data and PRC insurance industry data calculated in accordance with PRC Accounting Standards and published by the National Bureau of Statistics of China.

As at or for the year ended December 31,	2006	2005
Number of customers:		
Individual (in thousand)	**31,761**	30,312
Corporate (in thousand)	**307**	267
Total (in thousand)	**32,068**	30,579
Persistency ratio:		
13-month	**89.0%**	85.9%
25-month	**80.3%**	81.9%
Agent productivity:		
First year premiums, policy fees and premium deposits per agent per month	**4,737**	4,446
New life insurance policies per agent per month	**2.1**	2.3

We are the second largest life insurance company in the PRC in terms of gross written premiums, policy fees and premium deposits. In 2006, our life insurance business accounted for approximately 17.0% of the total gross written premiums, policy fees and premium deposits received by the PRC life insurance companies, based on our PRC Accounting Standards financial data and PRC insurance industry data calculated in accordance with PRC Accounting Standards and published by the National Bureau of Statistics of China. Through our extensive distribution network, we sell a full range of risk and savings products that address the needs of our customers at every stage of their lives.

We are one of the most profitable life insurance companies in the PRC. During 2006, we continued to focus on our core strategies emphasizing financial strength, agency development, product innovation and service enhancement. As a result, the gross written premiums, policy fees and premium deposits from our individual life insurance products accounted for approximately 80.2% of our life insurance business in 2006, compared to approximately 78.7% in 2005. In particular, most of our individual life insurance first year premiums in 2006 were from regular premium products. Our focus on regular premium individual life insurance products provides us with a stable revenue stream that enables us to generate sustainable longer term profits. In addition, the value of one year's new business was RMB5,132 million, representing an increase of 13.1% from the previous year.

In 2006, our group life insurance business focused on employee welfare benefits program. We continued to rationalize our group insurance business model and achieved positive results from our business transformation. We will also capitalize on the new opportunity of selling pension products to our corporate customers. These products will be offered through our subsidiary, Ping An Annuity.

Regarding our bancassurance business, we continued to manage the sales of our bancassurance products with a view towards maintaining profitability. In addition, we are also exploring innovative partnership programs with other banks to sell more sophisticated insurance products to our customers.

Quality Improvements

Through the continued refinement of our sales agents training system, we enhanced the productivity and professionalism of our sales agents. We have also continued our efforts in enhancing customer service. As a result, the 13-month and 25-month persistency ratios for our individual life insurance customers maintained at a satisfactory level of above 85% and 80% respectively as at December 31, 2006.

Legacy High Guaranteed Return Products

Like other major PRC life insurance companies, we offered life insurance products with relatively high guaranteed rates of return equal to or in excess of 5% from 1995 to 1999, primarily as a result of the prevailing high market interest rates in that period. In June 1999, the CIRC imposed a cap of 2.5% with respect to the guaranteed rate of return a life insurance company may offer on its products. As a result, we have offered guaranteed return products with rates of return equal to or less than 2.5% since June 1999. The policyholders' reserves for life insurance policies with high guaranteed rates of return as calculated based on our PRC Accounting Standards financial data represented 37.3% of our total policyholders' reserves as at December 31, 2006 compared to 40.0% as at December 31, 2005. The average pricing rate for all of our guaranteed return life insurance products was 4.5% in 2006 as compared to 4.7% in 2005. We expect these high guaranteed return life insurance policies as a percentage of our total in-force life insurance policies to decline as our new policies with lower or no guaranteed rates of return continue to grow.

Distribution Network

Our life insurance products are primarily distributed through a distribution network that includes a sales force of approximately 205,437 individual life insurance sales agents, approximately 2,127 group insurance sales representatives and approximately 24,214 branch offices of China Post and commercial banks in the PRC that have bancassurance arrangements with us.

The following table sets forth certain information of our life insurance distribution channels as at the dates indicated:

As at December 31,	**2006**	2005
Number of individual life sales agents	**205,437**	200,193
Number of group sales representatives	**2,127**	1,644
Bancassurance outlets	**24,214**	27,222

Customers

For the year ended December 31, 2006, approximately 47.8% of the gross written premiums, policy fees and premium deposits received by our life insurance business were attributable to customers located in or near Guangdong, Shanghai, Beijing, Jiangsu and Liaoning, which are among the more economically developed areas in the PRC. We believe these and other more economically developed areas will continue to offer greater potential for further profitable growth. Meanwhile, we will actively implement the "Two Tier Market Development" strategy to further explore the market potential in rural areas. As at December 31, 2006, we had approximately 31.76 million individual customers and approximately 307,000 corporate customers.

PROPERTY AND CASUALTY INSURANCE

The following tables set forth certain financial and operating data for our property and casualty insurance business:

For the year ended December 31, (in RMB million, except percentages)	2006	2005
Gross written premiums	**16,074**	12,076
Automobile	**11,057**	7,497
Non-automobile	**4,207**	4,044
Accident and health	**810**	535
Market share of gross written premiums(1)	**10.7%**	9.9%

(1) Based on our PRC Accounting Standards financial data and PRC insurance industry data calculated in accordance with PRC Accounting Standards and published by the National Bureau of Statistics of China.

As at or for the year ended December 31,	2006	2005
Combined ratio:		
Expense ratio	**25.8%**	23.3%
Loss ratio	**69.6%**	72.0%
Combined ratio	**95.4%**	95.3%
Number of customers:		
Individual (in thousand)	**6,222**	6,006
Corporate (in thousand)	**1,724**	1,680
Total (in thousand)	**7,946**	7,686

We are the third largest property and casualty insurance company in the PRC in terms of gross written premiums. In 2006, our property and casualty insurance business accounted for approximately 10.7% of the gross written premiums received by PRC property and casualty insurance companies, based on our PRC Accounting Standards financial data and PRC insurance industry data calculated in accordance with PRC Accounting Standards and published by the National Bureau of Statistics of China.

In 2006, our growth rate surpassed that of the industry average and our major competitors, as a result our market share increased to 10.7% in 2006 from 9.9% in 2005. Gross written premiums from Ping An Property & Casualty recorded robust growth, which mainly attributed to our financial strength, underwriting skills, excellent services and operation efficiency. Those strengths will continue to contribute to our future growth and achievements.

Gross written premiums and net profit for our property and casualty business reached RMB16,074 million and RMB1,048 million in 2006, representing an increase of 33.1% and 148.3% respectively from the previous year, both of which were higher than the industry's average growth rate. The growth came from all business segments in terms of product types, by distribution channels, geographic regions and customer types.

Quality Improvements

We continued to focus on disciplined underwriting and service enhancement. This strategy has enabled us to improve our loss ratio significantly. As a result, our loss ratio improved to 69.6% in 2006 from 72.0% in 2005.

Distribution Network

The distribution network for our property and casualty insurance products includes 39 branch offices with another being set up located in substantially all of the PRC's provinces, autonomous regions and municipalities, together with over 1,300 sub-branches located throughout the PRC. We distribute our property and casualty insurance products primarily through our in-house sales representatives and through various intermediaries, such as banks and automobile dealerships, and insurance brokers.

The following table sets forth certain information of our property and casualty insurance distribution channels as at the dates indicated:

As at December 31,	2006	2005
Number of direct sales representatives	**8,424**	7,708
Number of insurance agents	**10,868**	6,176

Customers

For the year ended December 31, 2006, approximately 49.6% of the gross written premiums from our property and casualty insurance business were attributable to customers located in or near Guangdong, Shanghai, Beijing, Zhejiang and Jiangsu, which are among the more economically developed areas in the PRC. We believe these and other more economically developed areas will continue to offer greater potential for further profitable growth. As at December 31, 2006, we had approximately 6.22 million individual customers and approximately 1.72 million corporate customers.

PING AN TRUST

We provide asset management services to our customers through Ping An Trust. In addition, Ping An Trust also acts as an investment holding company for some of our long-term equity investment and provides infrastructure investment and property investment services to our other subsidiaries. Assets held in trust increased to RMB16,677 million as at December 31, 2006 from RMB3,330 million as at December 31, 2005. In 2006, our trust business developed several new product lines, such as equity related trust products and foreign exchange related trust products. This product innovation will provide our trust business with new opportunity of revenue growth.

PING AN SECURITIES

We conduct our securities business through Ping An Securities, and provide securities services to customers through 22 branch offices nationwide and through our PA18 Internet financial portal. The principal services that we provide to our customers are brokerage services, investment banking services, asset management services and research and consulting services. Brokerage services consist of executing stock and bond trades on the Shanghai and Shenzhen stock exchanges for customers, holding physical securities on behalf of customers and facilitating the payment of dividends and interest repayment of outstanding principal amounts to customers. Investment banking services include securities underwriting, financial advice for mergers and acquisitions and restructurings, securities business training and the provision of market and trading information. Asset management services consist of managing securities portfolios of clients and providing asset management advice. In 2006, we were given the approval to engage in innovative business and became one of the innovative securities companies, setting an important milestone for our future development. In 2006, the stock market recorded new highs in terms of both transaction volume and new capital being raised. Our traditional business and innovative business also recorded robust growth. Ping An Securities recorded a net profit of RMB609 million in 2006, the highest ever recorded since its incorporation, compared with RMB6 million in 2005.

PING AN BANK

Ping An Bank obtained an approval from the CBRC to provide Renminbi services to corporate customers in June 2006. Its registered capital increased from RMB414 million to RMB614 million. In 2006, while continuing to adopt a prudence approach, Ping An Bank also optimized its product mix, applied multi distribution channels and extensively explored its customer bases. As at December 31, 2006, Ping An Bank had total assets which amounted to RMB3,046 million, total deposit balance which amounted to RMB772 million, total loans balance which amounted to RMB1,469 million and a capital adequacy ratio of 50.2%.

SZCB

SZCB, being established on August 3, 1995, is the first city commercial bank in the PRC. By the end of 2006, SZCB had completed its restructuring and its registered capital was increased from RMB1,600 million to RMB5,502 million. The Group, through equity transfer and contribution of fund, acquired 89.36% of SZCB and became its largest shareholder. As at December 31, 2006, SZCB's total assets which amounted to RMB82,128 million, total deposit balance which amounted to RMB72,273 million and total loans balance which amounted to RMB47,457 million. The capital adequacy ratio was 10.7% and the non-performing loan's ratio was 6.5% as at December 31, 2006.

PING AN ANNUITY

Ping An Annuity was set up on December 13, 2004. Having obtained approval from the CIRC on December 27, 2006, Ping An Annuity will restructure its business platform. It intends to set up 35 branches and 127 sub-branches across the country in the next few months by adopting a customer oriented approach. Following the restructuring, its principal business will remain to be corporate annuity and supplementary pension while at the same time gradually integrate the group insurance business from Ping An Life. Ping An Annuity, after the restructuring, will have better network, more channels and a wider range of products, skills and talents to provide more comprehensive and more professional annuity service to its customers.

PING AN HEALTH

Ping An Health was set up on June 13, 2005, with a registered capital of RMB500 million. It is one of the foremost companies to be granted an approval to provide health specialty insurance. In 2006, by leveraging on the financial strength of the Group, Ping An Health has commenced development of brand new health insurance products and services by soliciting international experts. Our goal is to provide comprehensive health management and services to its customers. In December 2006, the Shanghai branch office of Ping An Health commenced operation.

PING AN ASSET MANAGEMENT

Our assets under the management of Ping An Asset Management grew steadily in 2006. Total investment income and total investment yield both recorded substantial growth. Ping An Asset Management has been designated as one of the leading companies to participate in infrastructure investment. It also initiated non-capital market investment during the year to broaden its investment channels. In terms of internal management, Ping An Asset Management has standardized and regulated its business flow, reinforced its internal management, risk measures, assets allocation and performance measurement mechanism to sustain continuous improvement in investment capability.

PING AN ASSET MANAGEMENT (HONG KONG)

Ping An Asset Management (Hong Kong) was incorporated on May 16, 2006. Being responsible for our overseas investment management business, it intends to provide Hong Kong and overseas investment products and third party assets management service to domestic and overseas professional investors, in addition to being entrusted to manage investment assets of our other subsidiaries. Ping An Asset Management (Hong Kong) has set up an experienced international investment team and an operating platform. We believe this unit will help further improve the matching of assets and liabilities and enhance the risk adjusted return rate of our insurance assets. It can also provide innovative products and services to increase our sales competitiveness.

BACK-OFFICE CENTRALIZATION

The construction of the Integrated Operating Center ("IOC") is progressing smoothly. The IOC will serve as a supporting platform for business development and risk management.

Specifically, we have made the following progress at the date of this report:

- Centralized all underwriting, claims and document processing of individual life insurance and bancassurance businesses;
- Centralized 40% policy owner services of individual life insurance business;
- Centralized 60% claims processing of property and casualty insurance business and the automated underwriting percentage for automobile insurance reached 50%;
- Centralized all accounting activities of operating expenses of property and casualty insurance, life insurance and annuity businesses;
- Built a national call center that serves all life insurance customers and 90% property and casualty insurance customers.

The IOC is one of the largest financial back-office support centers in Asia and will raise the standard of our operation in terms of service quality, operating efficiency and risk management etc. We believe that the IOC will further enhance our marketing capabilities, improve and centralize our management of underwriting and claims processing for both life insurance and property and casualty insurance, enhance our internal controls and risk management system, increase our management efficiency through proper division of responsibilities among different levels of management, and reduce operating costs to improve our overall profitability.

REGULATORY DEVELOPMENTS

In 2006, the State Council, the CIRC and other relevant PRC regulatory authorities promulgated a series of new or amended laws and regulations.

Administrative Measures on the Pilot Indirect Investments of Insurance Funds into Infrastructure Projects

On March 14, 2006, the CIRC promulgated the Administrative Measures on the Pilot Indirect Investments of Insurance Funds into Infrastructure Projects, which is the first regulation governing the indirect investment of insurance funds in infrastructure projects and has important and practical meaning on the regulation of investment of insurance funds in infrastructure projects as well as optimizing the structure of insurance assets.

Regulations on Mandatory Traffic Accident Liability Insurance for Motor Vehicles

On March 21, 2006, the State Council promulgated the Regulations on Mandatory Traffic Accident Liability Insurance for Motor Vehicles which came into effect on July 1, 2006. It clearly stipulates the scope of application of the Mandatory Traffic Accident Liability Insurance System for Motor Vehicles, the principles, the rights and obligations of the insurer and the insured, as well as the governing areas of the regulatory bodies. This regulation is fundamental to the successful implementation of the Mandatory Traffic Accident Liability Insurance System for Motor Vehicles.

Administration Measures for the Issuance of Securities by Listed Companies

On May 6, 2006, the CSRC promulgated the Administration Measures for the Issuance of Securities by Listed Companies. It strengthens the mechanism for regulating securities issuance to the public, tightens control over fund raising, encourages return to shareholders and further enhances market refinance mechanism and its efficiency.

Administration Measures for Initial Public Offering and Listing of Shares

On May 17, 2006, the CSRC promulgated the Administration Measures for Initial Public Offering and Listing of Shares which further regulated the initial public offering and listing of shares in the domestic share market. This facilitates the establishment of the market operating mechanism in IPO and improves the efficiency of fund raising activities.

Several Opinions of the State Council on the Reform and Development of the Insurance Industry

On June 15, 2006, the State Council promulgated Several Opinions of the State Council on the Reform and Development of the Insurance Industry (Guofa [2006] No.23) which sets out ten specific opinions regarding the full implementation of a scientific development approach; guiding opinions, targets and policies for the development and reform of the insurance industry; speeding up the development pace of the insurance industry and promoting social harmony.

Health Insurance Management Regulation

On August 7, 2006, the CIRC promulgated the Health Insurance Management Regulation which came into effect on September 1, 2006. It is the first regulation on commercial health insurance and has important and practical meaning on promoting health insurance development, product innovation, market regulation as well as protection of the insured's interest and improvement of external environment.

Measures for Administration of Investment in Domestic Securities by Qualified Foreign Investment Institutions

On August 24, 2006, the CSRC, the People's Bank of China and the PRC Foreign Exchange Management Bureau jointly promulgated the Measures for Administration of Investment in Domestic Securities by Qualified Foreign Investment Institutions, which came into effect on September 1, 2006. The new administrative measures substantially lowered the entry barrier for investment in domestic securities by qualified foreign investment institutions so as to encourage more long-term funds to enter the PRC market and for the healthy development of the domestic capital market.

Administrative Measures on the Offering and Underwriting of Securities

On September 17, 2006, the CSRC promulgated the Administrative Measures on the Offering and Underwriting of Securities, which came into effect on September 19, 2006. Such measures aim at regulating the price consultation process, price determination and allocation of shares during initial offering of shares. It sets up the clawback mechanism and introduces the share allocation system for allocating shares to strategic investors as well as the over-allotment option system ("Greenshoe") so as to further improve the existing price consultation system. In addition, it also tightens the control over the behaviors of the issuers, securities companies, securities service institutions and investors participating in securities investment.

The Notice Regarding Equity Investment in Commercial Bank by Insurance Companies

On October 16, 2006, the CIRC promulgated the Notice Regarding Equity Investment in Commercial Bank by Insurance Companies. Pursuant to the Notice, insurance funds can be invested in commercial banks, which broadens the scope of application of insurance funds and provides long-term investment channels which better suits the needs of each insurance company, and in turn improves the asset allocation of insurance funds, diversifies investment risks and enhances investment return.

VISION

The Directors present their annual report and the audited consolidated financial statements of the Company and its subsidiaries (the "Group") for the year ended December 31, 2006.

1. **Principal activities**

The principal activities of the Group comprise the provision of a wide range of financial products and services with a focus on life and property and casualty insurance products. There were no significant changes in the nature of the Group's principal activities during the year.

2. **Results and dividends**

The Group's net profit in 2006 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 70 to 144.

On March 29, 2006, the Board proposed a 2006 special interim dividend distribution of RMB0.20 per share totalling RMB1,239 million, which was approved by the shareholders on May 25, 2006 and paid to shareholders on June 2, 2006.

On August 15, 2006, the Board declared an interim dividend of RMB0.12 per share totalling RMB743 million for the six months ended June 30, 2006, which was paid to the shareholders on September 8, 2006.

The Board recommend the payment of a final dividend of RMB0.22 per share totalling RMB1,616 million in respect of the year to shareholders of the Company. Holders of H shares whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on Thursday, June 7, 2007 will be entitled to the final dividend. The record date entitling holders of A shares of the Company to the final dividend will be separately announced by the Company in the PRC.

3. **Summary financial information**

A summary of the published results, assets and liabilities of the Group for the last five financial years, is set out as follows:

Profit and loss **For the year ended December 31,** **(in RMB million)**	2002	2003	2004	2005	**2006**
Total Income	58,748	66,623	63,193	64,995	**87,943**
Net Profit	2,005	2,327	3,146	4,265	**8,000**

Balance sheet **As at December 31, (in RMB million)**	2002	2003	2004	2005	**2006**
Total Assets	162,596	206,044	264,439	319,706	**494,309**
Total Liabilities	150,796	192,755	235,812	286,184	**446,559**
Total Equity	11,800	13,289	28,627	33,522	**47,750**

* The comparative figures for 2002, 2003 and 2004 are not retrospectively adjusted for the changes in accounting policies made in 2006.

4. **Reserves**

Details of movements in the reserves of the Company and the Group during the year are set out in note 32 to the financial statements and in the consolidated statement of changes in equity, respectively.

5. **Charitable donations**

Charitable donations made by the Company during 2006 totaled RMB17 million.

6. **Property and equipment and investment properties**

Details of movements in property and equipment and investment properties of the Group during the year are set out in notes 28 and 27 to the financial statements.

7. **Share capital**

There were no movements in either the Company's authorized or issued share capital during the year.

8. **Pre-emptive rights**

There are no provisions regarding pre-emptive rights under the PRC Company Law or the Articles of Association, which would oblige the Company to issue new shares to its existing shareholders in proportion to their existing shareholdings.

9. **Purchase, redemption or sale of listed securities of the Company**

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

10. **Distributable reserves**

As at December 31, 2006, the Company's reserves available for distribution, calculated in accordance with the relevant regulations, totaled RMB1,686 million, of which RMB1,616 million has been proposed as a final dividend for the year. In addition, the Company's capital reserve and surplus reserve fund, in the amount of RMB20,961 million, may be distributed by a future capitalization issue.

11. **Major customers**

In the year under review, gross written premiums, policy fees and premium deposits from the Group's five largest customers accounted for less than 2% of the total gross written premiums, policy fees and premium deposits for the year.

None of the Directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the Directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

12. **Directors and Supervisors**

The Directors of the Company during the year were as follows:

Name	**Date of Appointment as Director**
Executive Directors:	
MA Mingzhe	March 21, 1988
SUN Jianyi	March 29, 1995
CHEUNG Chi Yan Louis	May 25, 2006
Non-executive Directors:	
Henry CORNELL (retired on May 25, 2006)	October 26, 1998
LIU Haifeng David (retired on May 25, 2006)	May 30, 2002
HUANG Jianping	May 30, 2002
LIN Yu Fen	October 8, 2002
CHEUNG Lee Wah	October 8, 2002
Anthony Philip HOPE	November 25, 2002
LIN Lijun	May 16, 2003
FAN Gang	May 16, 2003
DOU Wenwei	May 16, 2003
SHI Yuxin	October 10, 2003
HU Aimin	March 9, 2004
CHEN Hongbo	June 23, 2005
WONG Tung Shun Peter	May 25, 2006
NG Sing Yip	May 25, 2006

Independent Non-executive Directors:

BAO Youde	September 27, 1995
KWONG Che Keung Gordon	May 16, 2003
CHEUNG Wing Yui	May 16, 2003
CHOW Wing Kin Anthony	June 23, 2005

The Supervisors of the Company during the year were as follows:

Name	Position	Date of Appointment as Supervisor
XIAO Shaolian	Independent Supervisor	August 3, 1994
CHEN Shangwu (retired on May 25, 2006)	Independent Supervisor	August 3, 1994
SUN Fuxin	Independent Supervisor	May 16, 2003
DONG Likun	Independent Supervisor	May 25, 2006
DUAN Weihong	Supervisor	May 16, 2003
ZHOU Fulin (retired on May 25, 2006)	Supervisor	May 16, 2003
CHEN Bohai (retired on May 25, 2006)	Supervisor	May 16, 2003
HE Peiquan (retired on May 25, 2006)	Supervisor	April 30, 1998
SONG Liankun (retired on May 25, 2006)	Supervisor	May 16, 2003
LIN Li	Supervisor	May 25, 2006
CHE Feng	Supervisor	May 25, 2006
HU Jie	Supervisor	May 25, 2006
HE Shi	Supervisor	May 16, 2003
WANG Wenjun	Supervisor	May 25, 2006

Huang Jianping, Dou Wenwei and Shi Yuxin resigned as Non-executive Directors and Zhang Hongyi and Chen Su were appointed as Independent Non-executive Directors on March 19, 2007. Save as aforesaid, there were no changes to the Directors and Supervisors from January 1, 2007 to the date of this annual report.

The Company has received annual confirmations of independence from Messrs. Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony and as of the date of the annual report continues to consider them to be independent as defined under The Rules (the "Listing Rules") Governing the List of Securities of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

13. Biographical details of Directors, Supervisors and members of the senior management

Biographical details of Directors, Supervisors and members of the senior management are set out from page 8 to page 13 of this annual report.

14. Directors' and Supervisors' service contracts and remuneration

On May 10, 2004, our Company entered into a service contract with each of Mr. Ma Mingzhe and Mr. Sun Jianyi and on May 25, 2006 with Mr. Cheung Chi Yan Louis, being Executive Directors for a term of three years. The service contracts for the Executive Directors are subject to termination by either party giving not less than six months' written notice to the other party. Pursuant to the Articles of Association, the remuneration of the Directors and Supervisors will be determined by the shareholders of the Company in general meetings.

Apart from the foregoing, no Director or Supervisor has a service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

Details of remuneration of the Directors and Supervisors for the year ended December 31, 2006 are set out in note 46 to the financial statements.

15. Directors' and Supervisors' interests in material contracts

None of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party to during 2006.

16. Directors' and Supervisors' interests and short positions in shares

As at December 31, 2006, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the Directors and Supervisors of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 to the Listing Rules (the "Model Code"), were as follows:

Interests in ordinary shares of the Company

Name of Director/ Supervisor	Position	H/Domestic ("D") Shares	Capacity	No. of H/D Shares	Nature of interest	Percentage of total number of H/D Shares in issue (%)	Percentage of total shares in issue (%)
Cheung Chi Yan Louis	Executive Director	H	Beneficial owner	248,000	Long position	0.01	0.004
Lin Li	Supervisor	D	Interest of controlled corporations *	176,000,000	Long position	4.84	2.84

* Lin Li was interested in the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 shares in the Company.

Save as disclosed above, as at December 31, 2006, none of the Directors or Supervisors held or was deemed to hold any interests or short positions in the shares and underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO), which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the Directors or Supervisors to the Company and the Stock Exchange pursuant to the Model Code nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

17. Directors' and Supervisors' rights to acquire shares

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors, Supervisors or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its subsidiaries a party to any arrangement to enable the Directors or Supervisors to acquire such rights in any other body corporate.

18. Directors' and Supervisors' interests in a competing business

During 2006 and up to the date of this annual report, the following Directors are considered to have interests in a business which competes or is likely to compete, directly or indirectly, with the business of the Group, as defined in the Listing Rules, as set out below:

Anthony Philip HOPE, a Non-executive Director of the Company, was also a director of HSBC Life (International) Limited and HSBC Insurance (Asia) Limited, which are authorized by the Hong Kong Insurance Authority to conduct long term, property and casualty and composite insurance business in Hong Kong, respectively. Mr. HOPE retired on February 27, 2007 but remains as a Non-executive Director of the Company and the Vice Chairman of the Board.

As China Ping An Insurance (Hong Kong) Company Limited, a subsidiary of the Company, is authorized by the Hong Kong Insurance Authority to conduct property and casualty insurance business, the respective authorized insurance business of HSBC Life (Insurance) Limited and HSBC Insurance (Asia) Limited has, to a certain extent, overlapped and thus may compete with those of China Ping An Insurance (Hong Kong) Company Limited.

Mr. Wong Tung Shun Peter, a Non-executive Director of the Company, is currently an Executive Director of The Hongkong and Shanghai Banking Corporation Limited, which is the largest among foreign banks in mainland China and offers a wide range of banking and financial services by an ever-expanding network. As Ping An Bank and SZCB, subsidiaries of the Company, primarily engaged in commercial banking business in the PRC as approved by the CBRC, the authorized banking business of The Hongkong and Shanghai Banking Corporation Limited has, to a certain extent, overlapped and thus may compete with those of Ping An Bank and SZCB.

Save as disclosed, none of the Directors and Supervisors has any competing interest in a business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

19. Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

As at December 31, 2006, the following persons (other than the Directors and Supervisors of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

(i) Interests and short positions of substantial shareholders who are entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company:

Name of substantial shareholder	H/Domestic ("D") Shares	Capacity	*Notes*	No. of H/D Shares	Nature of Interest	Percentage of total number of H/D Shares in issue (%)	Percentage of total shares in issue (%)
HSBC Holdings plc	H	Interest of controlled corporations	*1,2,3*	1,233,870,388	Long position	48.22	19.92

(ii) Interests and short positions of other substantial shareholders:

Name of substantial shareholder	H/Domestic ("D") Shares	Capacity	*Notes*	No. of H/D Shares	Nature of Interest	Percentage of total number of H/D Shares in issue (%)	Percentage of total shares in issue (%)
HSBC Insurance Holdings Limited	H	Beneficial owner	1	618,886,334	Long position	24.19	9.99
The Hongkong and Shanghai Banking Corporation Limited	H	Beneficial owner	3	614,099,279	Long position	24.00	9.91
JPMorgan Chase & Co.	H	Beneficial owner		14,450,050	Long position	0.56	0.23
		Investment Manager		48,167,500	Long position	1.88	0.78
		Custodian		91,266,583	Long position	3.57	1.47
			4	153,884,133		6.01	2.48
Shenzhen Investment Holdings Co., Ltd.	D	Beneficial owner		543,181,445	Long position	14.94	8.77
Shenzhen Jingao Industrial Development Co., Ltd.	D	Interest of controlled corporations	5	148,000,000	Long position	4.07	2.39
		Beneficial owner		331,117,788	Long position	9.11	5.34
				479,117,788		13.18	7.73
Ping An Securities Company, Ltd. Labor Union	D	Interest of controlled corporations	5	479,117,788	Long position	13.18	7.73
China Ping An Trust & Investment Co., Ltd. Labor Union	D	Interest of controlled corporations	5	479,117,788	Long position	13.18	7.73

Name of substantial shareholder	H/Domestic ("D") Shares	Capacity	Notes	No. of H/D Shares	Nature of Interest	Percentage of total number of H/D Shares in Issue (%)	Percentage of total Shares in Issue (%)
Shenzhen New Horse Investment Development Co., Ltd.	D	Beneficial owner	6	389,592,366	Long position	10.71	6.29
Ping An Insurance (Group) Company of China, Ltd. Labor Union	D	Interest of controlled corporations	6	389,592,366	Long position	10.71	6.29
Yuan Trust Investment Company Ltd.	D	Beneficial owner		380,000,000	Long position	10.45	6.13
Shenzhen Shum Yip Investment Development Company Ltd.	D	Beneficial owner		301,585,684	Long position	8.29	4.87
Guangzhou Hengde Trade Development Co., Ltd.	D	Beneficial owner	7	200,000,000	Long position	5.50	3.23
Li Siu Nam	D	Interest of controlled corporations	7	200,000,000	Long position	5.50	3.23
Shenzhen Wuxin Yufu Industrial Co., Ltd	D	Beneficial owner		195,455,920	Long position	5.37	3.16

Notes:

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 shares in the Company. The interest in 884,775 shares of the Company was held through cash settled unlisted securities.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) JPMorgan Chase & Co. held interest in the Company by virtue of its control over the following corporations, which held direct interests in the Company:

(4.1) JPMorgan Chase Bank, N.A. held 91,266,583 shares in the Company. JPMorgan Chase Bank, N.A. was a wholly-owned subsidiary of JPMorgan Chase & Co.

(4.2) J.P. Morgan Whitefriars Inc. held 9,626,550 shares in the Company. J.P. Morgan Whitefriars Inc. was a wholly-owned subsidiary of J.P. Morgan Overseas Capital Corporation, which in turn was a wholly-owned subsidiary of J.P. Morgan International Finance Limited. J.P. Morgan International Finance Limited was wholly-owned by Bank One International Holdings Corporation, which in turn was a wholly-owned subsidiary of J.P. Morgan International Inc. JPMorgan Chase Bank, N.A., referred to in (4.1) above, owned 100% interest in J.P. Morgan International Inc.

(4.3) J.P. Morgan Securities Ltd. held 4,823,500 shares in the Company. J.P. Morgan Securities Ltd. was owned as to 98.95% by J.P. Morgan Chase International Holdings Limited, which in turn was a wholly-owned subsidiary of J.P. Morgan Chase (UK) Holdings Limited. J.P. Morgan Chase (UK) Holdings Limited was wholly-owned by J.P. Morgan Capital Holdings Limited, which in turn was wholly-owned by J.P. Morgan International Finance Limited, referred to in (4.2) above.

(4.4) J.P. Morgan Investment Management Inc. held 1,208,000 shares in the Company. J.P. Morgan Investment Management Inc. was a wholly-owned subsidiary of JPMorgan Asset Management Holdings Inc., which in turn was a wholly-owned subsidiary of JPMorgan Chase & Co.

(4.5) JF Asset Management Limited, JF International Management Inc., JPMorgan Asset Management (Japan) Limited and JF Asset Management (Singapore) Limited held 40,805,500, 360,500, 2,953,500 and 173,500 shares in the Company respectively. All of them were wholly-owned subsidiaries of JPMorgan Asset Management (Asia) Inc., which in turn was a wholly-owned subsidiary of JPMorgan Asset Management Holdings Inc., referred to in (4.4) above.

(4.6) JPMorgan Asset Management (UK) Limited held 2,666,500 shares in the Company. JPMorgan Asset Management (UK) Limited was a wholly-owned subsidiary of JPMorgan Asset Management Holdings (UK) Limited, which in turn was a wholly-owned subsidiary of JPMorgan Asset Management International Limited. JPMorgan Asset Management International Limited was wholly-owned by JPMorgan Asset Management Holdings Inc., referred to in (4.4) above.

Among the entire interest of JPMorgan Chase & Co. in the Company, 2,146,000 shares were held through physically settled unlisted securities. The interest of JPMorgan Chase & Co. in the Company also included a lending pool of 91,266,583 shares.

(5) Shenzhen Jiangnan Industrial Development Co., Ltd holding 148,000,000 shares, was owned as to 69.11% by Shenzhen Jingao Industrial Development Co., Ltd., which in turn was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 479,117,788 shares relates to the same block of shares in the Company.

(6) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

(7) Guangzhou Hengde Trade Development Co., Ltd. was 90% owned by Li Siu Nam. The interest in 200,000,000 shares relates to the same block of shares in the Company.

Save as disclosed above, the Company is not aware of any other person (other than the Directors and Supervisors of the Company) having any interests or short positions in the shares and underlying shares of the Company as at December 31, 2006 as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

20. Continuing connected transactions

In 2006, the Company and the Group had the following continuing connected transactions:

(1) Bancassurance Arrangement with ICBC

The Company and Industrial and Commercial Bank of China ("ICBC") entered into a cooperation agreement in respect of insurance agency services (the "Bancassurance Agreement") on August 6, 2001 on normal commercial terms in the ordinary course of business. Pursuant to the Bancassurance Agreement, (i) ICBC agreed to provide insurance agency services to the Group through its branches and other channels for the insurance products of the Group, which include marketing insurance products and collecting premiums, and (ii) specific agreements have been and will continue to be entered into between the respective branches of the Company and ICBC in respect of the particular terms of the bancassurance products, the implementation of the services and the determination and payment of the agency fees. ICBC is a connected person of the Company as it was a promoter of the Company at the time when the Company was established.

In 2006, the aggregate agency fees, which were determined at a fixed percentage of the net premiums, paid by the Group to ICBC in respect of the insurance agency services pursuant to the specific agreements entered into between the respective branches of the Group and ICBC was approximately RMB67 million.

(2) Bank Deposits Arrangements with HSBC

The Group maintains bank balances with The Hongkong and Shanghai Banking Corporation Limited ("HSBC") on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with HSBC do not provide for the bank accounts with HSBC to be maintained for any fixed period of time. Interests are accrued on such bank balances at prevailing market rates.

HSBC is a connected person of the Company as it is a substantial shareholder of Ping An Bank Limited, a 72.91% owned subsidiary of the Company.

As at December 31, 2006, the aggregate bank balances maintained by the Group with HSBC was approximately US$91 million.

(3) Bank Deposits Arrangements with ICBC and ICBC (Asia)

The Group maintains bank balances with ICBC and Industrial and Commercial Bank of China (Asia) Limited ("ICBC (Asia)"), a subsidiary of ICBC, on normal commercial terms in the ordinary course of business. The relevant banking documents executed by the Group with ICBC and ICBC (Asia) do not provide for the bank accounts with ICBC and ICBC (Asia) to be maintained for any fixed period of time. Interests are accrued on such bank balances at prevailing market rates.

ICBC is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3). Further, as ICBC (Asia), a non-wholly owned subsidiary of ICBC, is a substantial shareholder of China Ping An Insurance (Hong Kong) Company Limited, a 75% owned subsidiary of the Company, both ICBC (Asia) and ICBC are connected persons of the Company under Rule 14A.11(5).

As at December 31, 2006, the aggregate bank deposits maintained by the Group with ICBC and ICBC (Asia) in all kinds of currencies amounted to approximately RMB5,327 million.

(4) Foreign Exchange Swap Agreement with ICBC

On July 21, 2006, the Company entered into an arrangement with ICBC Shanghai Branch whereby ICBC Shanghai Branch may provide RMB/USD foreign exchange swap services to the Company. The Company may purchase US dollars from ICBC Shanghai Branch for RMB at an exchange rate to be agreed at the time of purchase, which exact amount of US dollars purchased will be sold back to ICBC Shanghai Branch after a certain period of time at an exchange rate also to be agreed at the time of purchase.

For the year ended December 31, 2006, the aggregate amount of foreign exchange swaps under the arrangement was US$120 million.

In the opinion of the Independent Non-executive Directors, after having reviewed the above continuing connected transactions, such transactions were entered into by the Group:

(1) in the ordinary and usual course of its business;

(2) on normal commercial terms or on terms no less favorable to the Group than terms available to or from (as appropriate) independent third parties; and

(3) in accordance with the terms of agreements governing them on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interests of the shareholders of the Company as a whole.

The Company has received a letter from the auditors stating that the above connected transactions:

(1) have received the approval of the Board of Directors of the Company;

(2) have been entered into in accordance with the relevant agreements governing such transactions; and

(3) have not exceeded the upper limits set out below in 2006:

   (i) bancassurance arrangement with ICBC: RMB150 million;

   (ii) bank deposits arrangements with HSBC: US$2,336 million on any given day;

   (iii) bank deposits arrangements with ICBC and ICBC (Asia): RMB24,900 million on any given day; and

   (iv) foreign exchange swaps with ICBC Shanghai Branch: US$300 million.

21. Connected transactions

In 2006, the Company and the Group had the following connected transactions:

(1) Acquisition and Subscription of Shares in SZCB

On July 28, 2006, the Company entered into a share purchase agreement with the Shenzhen Financial Bureau, Shum Yip Holding Company Limited, Shenzhen Investment Holdings Co., Ltd. and other independent third parties (the "Share Purchase Agreement") in relation to the acquisition by the Company of 1,008,186,384 shares, representing approximately 63% of the entire issued share capital of SZCB as at the date of the Share Purchase Agreement, for a consideration of RMB1,008,186,384. Further, as part of the reorganization of SZCB and pursuant to the Share Purchase Agreement, the Company also entered into a subscription agreement with SZCB on July 28, 2006 in relation to the subscription by the Company of a further 3,902 million new shares in SZCB (the "Subscription Agreement") representing approximately 70.92% of the enlarged issued share capital of SZCB respectively. The consideration of the subscription is RMB3,902 million, at the subscription price of RMB1 per share.

Shenzhen Investment Holdings Co., Ltd. is a promoter of Ping An Life and thus a connected person of the Company under the Listing Rules. Therefore, the Share Purchase Agreement constituted a connected transaction of the Company under the Listing Rules.

Further, as Shenzhen Investment Holdings Co., Ltd. holds over 30% of the issued shares in SZCB, SZCB is an associate of Shenzhen Investment Holdings Co., Ltd. and thus, SZCB is also a connected person of the Company. Therefore, the Share Subscription Agreement also constituted a connected transaction of the Company under the Listing Rules.

Completion of the Share Purchase Agreement and the Subscription Agreement took place on November 30, 2006. Furthermore, the Company purchased 6,611,320 shares in SZCB from other shareholders of SZCB.

Following completion of the transactions, SZCB became an approximately 89.36% owned subsidiary of the Company.

(2) Subscription of Shares in ICBC

On October 16, 2006, Ping An Life, a subsidiary of the Company, entered into an A Shares Placing Agreement with ICBC for the subscription of 352,564,000 ICBC A Shares pursuant to the ICBC PRC initial public offering. The total subscription price for the ICBC A Shares subscribed by Ping An Life was RMB1,100 million at RMB3.12 per share.

50% each of the ICBC A Shares subscribed by Ping An Life is subject to a 12-months' and 18-months' lock up period respectively, effective from the date of listing on the Shanghai Stock Exchange, being October 27, 2006.

22. Board Committees

The Company has established an audit committee, a remuneration committee and a nomination committee. For details regarding these Board committees, please see the relevant sections in the Corporate Governance Report on pages 39 to 41 of this annual report.

23. Post balance sheet events

Details of the significant post balance sheet events of the Group are set out in note 52 to the financial statements on page 143 of this annual report.

24. Compliance with the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices (the "Code on Corporate Governance Practices") contained in Appendix 14 to the Listing Rules for any part of the period from January 1, 2006 to December 31, 2006 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company. Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company are set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report on pages 36 to 37 of this annual report.

25. Auditors

Ernst & Young and Ernst & Young Hua Ming were the international and PRC auditors, respectively, to the Company for the year ended December 31, 2006. A resolution for the re-appointment of Ernst & Young as the international auditors and Ernst & Young Hua Ming as the PRC auditors to the Company will be proposed at the forthcoming Annual General Meeting on June 7, 2007.

26. Sufficiency of public float

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, being April 11, 2007, at all times during the year ended December 31, 2006, not less than 20% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

27. Disclosure of information on the Stock Exchange's website

All information required by paragraphs 45(1) to 45(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.

By order of the Board of Directors

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
April 11, 2007

To all Shareholders,

During the reporting period, the Supervisory Committee has duly carried out its supervisory duties in a stringent manner and adhered to the principles of fairness and honesty to effectively protect the interests of the Company and its employees and shareholders in accordance with the relevant provisions of the Company Law of the PRC (the "Company Law") and the Company's Articles of Association.

I. THE WORK OF THE SUPERVISORY COMMITTEE

On March 28, 2006, the 2005 Financial Review Meeting of the Supervisory Committee was held in Shenzhen Guanlan Ping An School of Financial Services. During the meeting, the Supervisory Committee considered and approved unanimously the 2005 Financial Review Report as well as the Feedbacks to the Questions and Recommendations in the Supervisory Committee Investigation Report, and reviewed and approved: (i) the 2005 financial statements and a preliminary draft of the auditor's report which were prepared in accordance with the PRC Generally Accepted Accounting Principles and (ii) the 2005 financial statements and a preliminary draft of the auditor's report which were prepared in accordance with the International Financial Reporting Standards.

On March 29, 2006, the seventh meeting of the fourth Supervisory Committee was held in Shenzhen Guanlan Ping An School of Financial Services. During the meeting, the 2005 Report of the Supervisory Committee, the Proposal concerning the Candidate of the Non-employee's representative of the fifth Supervisory Committee and the remuneration thereof, the Work Rules for the Supervisory Committee, the Code of Conduct for Supervisors were approved, and the 2005 Report on the Anti-corruption Campaign and the 2005 Assessment Report on Internal Control were reviewed.

From May 25 to June 5, 2006, the first meeting of the fifth Supervisory Committee was held through written communication and voting. During the meeting, the Resolution relating to Electing Mr. Xiao Shaolian as the Chairman of the fifth Supervisory Committee was considered and approved.

On August 15, 2006, the second meeting of the fifth Supervisory Committee was held in Shenzhen Guanlan Ping An School of Financial Services. During the meeting, the Company Internal Control Implementation Report for the first half of 2006 and the Brief Report on Compliance with the Code on Corporate Governance Practices were considered.

From September 19 to September 29, 2006, the third meeting of the fifth Supervisory Committee was held through written communication and voting. During the meeting, the Rules of Procedures of the Supervisory Committee was considered and approved unanimously.

The details of the attendance of the Supervisory Committee meetings by the members are set out as follows:

Class of Supervisors	Name	No. of Supervisory Committee meetings attended/held	Percentage of attendance
Independent Supervisors	XIAO Shaolian (Chairman)	4/4	100%
	SUN Fuxin	4/4	100%
	DONG Likun	3/3[Note]	100%
	CHEN Shangwu (retired on May 25, 2006)	1/1	100%
Supervisors as representatives of shareholders	CHE Feng	3/3[Note]	100%
	LIN Li	3/3[Note]	100%
	DUAN Weihong	4/4	100%
	ZHOU Fulin (retired on May 25, 2006)	1/1	100%
	CHEN Bohai (retired on May 25, 2006)	1/1	100%
Supervisors as representatives of employees	HE Peiquan (retired on May 25, 2006)	1/1	100%
	SONG Liankun (retired on May 25, 2006)	1/1	100%
	HU Jie	3/3[Note]	100%
	HE Shi	4/4	100%
	WANG Wenjun	3/3[Note]	100%

Note: The Supervisors, namely Dong Likun, Che Feng, Lin Li, Hu Jie and Wang Wenjun, were appointed as the Supervisors of the Company with effective from May 25, 2006.



In November 2006, certain members of the Supervisory Committee and the representatives of Independent Non-executive Directors of the Company conducted an inspection and review of the Group's Integrated Operating Centre in Shanghai Zhang Jiang High-tech Park. During the reporting period, members of the Supervisory Committee attended the 2006 Annual General Meeting, the First Extraordinary General Meeting in 2006, the Second Extraordinary General Meeting in 2006, the First Domestic Shareholders' Class Meeting in 2006, the First H Shareholders' Class Meeting in 2006 and the seven meetings of the Board of Directors.

II. INDEPENDENT OPINION ON THE RELEVANT ISSUES FROM THE SUPERVISORY COMMITTEE

(1) Lawful operation

During the reporting period, the Company operated and managed its businesses in accordance with the laws and regulations. Its operational results were objective and true. There was greater development and improvement in the depth and scope of internal control management. Its operational decision-making processes were lawful. The Directors and other senior management staff were cautious, serious and diligent in the business operations and management processes. They had never breached any laws, regulations, and the Articles of Associations of the Company or harmed the interests of the shareholders.

(2) Authenticity of the financial statement

Ernst & Young Hua Ming and Ernst & Young have issued the standard unqualified auditor's reports in accordance with the PRC and international accounting principles respectively for the Company's financial statements of the year. The financial statements truly, fairly and accurately reflected the financial condition and results of operations of the Company.

(3) Use of proceeds from the Company's initial public offering

The net proceeds from the Company's issue of H shares at the time of its listing in 2004, amounted to approximately RMB13,826 million. The proceeds were used, as stated in the prospectus of the Company, for general corporate purposes, fulfilling future repayment ability requirement, business development, strategic transactions, etc. The actual application of the proceeds was in accordance with the commitment made in the prospectus. The Company applied the proceeds reasonably and strictly according to the proposed use of proceeds.

(4) Company's acquisition and asset disposal

The Company acquired 1,008 million shares of SZCB which were held by 11 selling shareholders, including Shenzhen Investment Holdings Co. Ltd., and subscribed for a further 3,902 million new shares in SZCB in December 2006. The Supervisory Committee considered that the terms of above-mentioned Share Purchase Agreement and Subscription Agreement were fair and reasonable to the shareholders, and the acquisition and subscription were in the interests of the Company and shareholders as a whole.

(5) Connected transactions

During the reporting period, the Company's connected transactions have not harmed the rights of the shareholders and the interests of the Company.

(6) Internal Control System

The Company has set up a more complete, reasonable and effective internal control system.

(7) Implementation of the resolutions approved in the shareholders' general meetings

The members of the Supervisory Committee attended the meetings of the Board of Directors and the shareholders' general meetings, and did not have any objection on the reports and proposals which were submitted to the shareholders' general meetings by the Board of Directors. The Supervisory Committee has monitored the implementation of the resolutions approved in the shareholders' general meetings and is of the opinion that the Board of Directors can duly implement the resolutions approved in the shareholders' general meetings.

In the coming year, the Supervisory Committee will further enhance its work principles and fully implement a scientific perspective for its development. It will continue to carry out its duties in accordance with the relevant provisions of the Company Law, the Articles of Association of the Company and the Listing Rules. It will especially comply with the regulatory requirements after the successful IPO of its A shares in the PRC, and adhere to the principles of diligence, fairness and honesty, maximize its supervisory efforts with the aim of protecting the interests of the Company and its shareholders as a whole and commit to perform supervisory duties honestly and diligently, so as to achieve the best results in all respects.

By order of the Supervisory Committee

Xiao Shaolian
Chairman of the Supervisory Committee

Shenzhen, PRC
April 11, 2007

The Board of Directors is pleased to report to the shareholders on the corporate governance undertakings and performance of the Company for the year ended December 31, 2006. This report sets out information in respect of the Company's compliance with the Code on Corporate Governance Practices and the Code of Conduct for securities transactions by Directors and Supervisors of the Company as respectively contained in Appendix 14 and Appendix 10 to the Listing Rules, the specific undertakings and corporate governance structure of the Company, followed lastly by a summary of the Company's application of the principles in the Code on Corporate Governance Practices, which will allow shareholders to evaluate how those principles have been applied.

The Company is committed to continually achieving high standards of corporate governance and believes that sound corporate governance enhances the effective and reliable management of the Company and is essential for the Company to maximize shareholders' value.

In order to uphold a high standard of corporate governance, the Company has continued to maintain a dedicated, professional and accountable Board of Directors and an internationally recognized senior management team. Information on their backgrounds and experiences has been set out on pages 8 to 13 of this annual report.

The Company's corporate governance is implemented via a structured hierarchy, which includes the Board of Directors, the supervisory committee and three committees established under the Board of Directors, namely the audit committee, the remuneration committee and the nomination committee. In addition, we have also established a number of management committees including, among others, an investment management committee, a budget committee, an investor-relations management committee and a risk management committee under the executive committee which is established under the Board of Directors.

CODE ON CORPORATE GOVERNANCE PRACTICES CONTAINED IN APPENDIX 14 TO THE LISTING RULES

General

Throughout the period under review and save that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and the Chief Executive Officer of the Company, none of the Directors is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices. Further details of Mr. Ma's roles and reasons for non-separation of the roles are set out further below.

Chairman of the Board of Directors and the Chief Executive Officer of the Company

Code Provision A.2.1 of the Code on Corporate Governance Practices provides that the roles of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. However, as mentioned above, Mr. Ma Mingzhe has been serving as the Chairman of the Board of Directors and the Chief Executive Officer of the Company since the initial listing of the Company's H shares on the Stock Exchange on June 24, 2004.

Nevertheless, after considering the relevant principle of Code Provision A.2.1 of the Code on Corporate Governance Practices and examining the management structure of the Company, the Board is of the opinion that although the Chairman of the Board has a casting vote in the event of an equality of votes at Board meetings, Board decisions are nevertheless collective decisions of all Directors made by way of voting and not decisions of the Chairman of the Board alone. The Board of Directors comprises of 19 members. Each Board meeting was attended by not less than two-thirds of all the Directors entitled to attend. Further, as set out in more details in the sub-section headed "The Board of Directors and Board meetings held during the year" in the section headed "The Board of Directors" below, there is a clear division of the responsibilities between the management of the Board, which is a collective decision reached by way of majority voting, and the day-to-day management of the Company's business, which relies on the support of the Group's senior management. As such, the management power of the Company is not concentrated in any one individual. Further details as to the functions reserved for the Board and those delegated to management are set out in the sub-section headed "The Board of Directors and Board meetings held during the year" under the section headed "The Board of Directors" below.

In addition, as 16 members of the Board are Non-executive Directors, the role of the Chairman of the Board who is also the Chief Executive Officer of the Company is very important as he can:

1. maintain a close communication channel between the Board and the day-to-day management;

2. ensure the Board's direction and opinion can be fully and accurately carried out by the day-to-day management; and

3. maintain a balance of power and authority between the management of the Board and the day-to-day management.

As can be seen from the management history of the Company, the Board and management structure has proved to be able to provide the Company with efficient management and, at the same time protection of all the shareholders' rights to the greatest extents. The Company therefore does not currently intend to separate the roles of the Chairman and the Chief Executive Officer.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

On May 28, 2004, the Company adopted the Code of Conduct regarding securities transactions by Directors and Supervisors of the Company on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules. Specific enquiry has been made of all Directors and Supervisors of the Company who have confirmed that they complied with the required standard set out in the Model Code and the Code of Conduct for the period from January 1, 2006 to December 31, 2006.

THE BOARD OF DIRECTORS

The Board of Directors and Board meetings held during the year

The Board of Directors is responsible for the management of the Company and accountable to the shareholders for their entrusted assets and resources. They represent and owe a duty to act in the interests of the shareholders as a whole. The principal responsibilities of the Board of Directors and the types of decisions to be taken by the Board of Directors include, among others:

- formulating the Group's overall direction, objectives and strategies, business plans and investment proposals as well as monitoring and supervising the management's performance;
- formulating the Company's annual budgets, financial statements and monitoring the Company's performance;
- formulating the Company's profit distribution and loss recovery proposals;
- formulating plans for mergers or disposals and deciding on major investments, pledging of assets and other giving of other forms of security (in accordance with shareholders' approval);
- formulating proposals for the increase or decrease in our registered capital and the issuance of corporate bonds or other securities, and listing plans;
- engaging or dismissing the senior management staff of the Company, and determining their remuneration and award and reprimand matters; and
- monitoring, evaluating and ensuring the effectiveness of the Company's internal control systems and compliance with relevant laws and regulations.

On the other hand, responsibilities and functions and types of decisions delegated to the management include, among others:

- implementation of the Company's overall direction, objectives and strategies, business plans and investment proposals as determined by the Board of Directors from time to time; and
- the day-to-day management of the Company's business.

For the year ended December 31, 2006, members of the Board of Directors include three Executive Directors, sixteen Non-executive Directors, four of whom are Independent Non-executive Directors. Biographies of each of them, are set out on pages 8 to 11 of this annual report.

During 2006, the Board of Directors held 7 full Board meetings. All such meetings were convened in accordance with the Articles of Association, attended in person or by proxy, by all Directors entitled to be present, and at which the Directors actively participated either in person or through electronic means of communication.

DIRECTORS

	Meetings attended/held			
Members	**Board meetings attended in person/held**	**% of attendance in person**	**Board meetings attended by proxy/held**	**% of attendance by proxy**
Executive Directors				
MA Mingzhe (Chairman)	7/7	100%	0/7	0%
SUN Jianyi	7/7	100%	0/7	0%
CHEUNG Chi Yan Louis (appointed on May 25, 2006)	6/6	100%	0/6	0%
Non-executive Directors				
HUANG Jianping	7/7	100%	0/7	0%
LIU Haifeng David (retired on May 25, 2006)	0/1	0%	1/1	100%
Henry CORNELL (retired on May 25, 2006)	0/1	0%	1/1	100%
LIN Yu Fen	7/7	100%	0/7	0%
CHEUNG Lee Wah	7/7	100%	0/7	0%
Anthony Philip HOPE	4/7	57%	3/7	43%
LIN Lijun	6/7	86%	1/7	14%
FAN Gang	7/7	100%	0/7	0%
DOU Wenwei	7/7	100%	0/7	0%
SHI Yuxin	3/7	43%	4/7	57%
HU Aimin	3/7	43%	4/7	57%
CHEN Hongbo	6/7	86%	1/7	14%
WONG Tung Shun Peter (appointed on May 25, 2006)	2/6	33%	4/6	67%
NG Sing Yip (appointed on May 25, 2006)	4/6	67%	2/6	33%
Independent Non-executive Directors				
BAO Youde	6/7	86%	1/7	14%
KWONG Che Keung Gordon	7/7	100%	0/7	0%
CHEUNG Wing Yui	6/7	86%	1/7	14%
CHOW Wing Kin Anthony	6/7	86%	1/7	14%

Independent Non-executive Directors

Each of our Independent Non-executive Directors meets the independence guidelines set out in Rule 3.13 of the Listing Rules and has given to the Company his annual confirmation as to his independence. None of our Independent Non-executive Directors has any business or financial interests with the Company or its subsidiaries and are continued to be considered by the Company to be independent. Furthermore, these individuals are precluded from assuming executive positions in the Company. Independent Non-executive Directors owe a fiduciary duty to the Company and its shareholders and, in particular, are entrusted with the responsibility of protecting the interests of minority shareholders. They serve as an important balancing factor in the policy making process of the Board of Directors and represent a crucial element of corporate governance. In addition, their broad experience in business and finance is vital to the successful development of the Company. During 2006, the Independent Non-executive Directors expressed their views and opinions at meetings of the Board of Directors in relation to a number of matters which were of concern to the shareholders and the Company as a whole.

BOARD COMMITTEES

The Company has established an audit committee, a remuneration committee and a nomination committee. Further details of the roles and functions and the composition of each of these committees are set out below.

Audit Committee

The primary duties of the audit committee are to review and supervise the Company's financial reporting process. The audit committee is also responsible for reviewing the external auditor's appointment, the external auditor's remuneration and any matters relating to the termination of the appointment or resignation of the external auditors. In addition, the audit committee also examines the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risk and urgency, to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The audit committee also reviews the Company's internal audit plan, and submits relevant reports and recommendations to the Board of Directors on a regular basis.

The audit committee comprises 4 Independent Non-executive Directors and 1 Non-executive Director, all of whom are not involved in the day-to-day management of the Company. The audit committee is chaired by an Independent Non-executive Director who also possesses the appropriate professional qualifications or accounting or related financial management expertise.

During 2006, the audit committee held 4 meetings. All these meetings were convened in accordance with the Articles of Association. In particular, the audit committee reviewed the Company's yearly financial statements for the year ended December 31, 2005 and the half-yearly financial results for the six months ended June 30, 2006. At the same time, the audit committee convened the first meeting of the audit committee in 2007 on April 10, 2007, and has reviewed the financial report for the year ended December 31, 2006 in the meeting, and was satisfied with their basis of preparation, including the appropriateness of assumptions and accounting policies and standards adopted, and made recommendations to the Board of Directors for their consideration.

Further, in order to enable the members of the committee to better evaluate the financial reporting systems and internal control procedures of the Company, they also met with the Company's qualified accountant and external auditors during the year.

The audit committee also considered and was satisfied with the performance, independence and objectivity of the Company's auditors and recommended their reappointment at the Company's 2006 annual general meeting.

During the year under review, the remuneration paid to the Company's auditors, Messrs. Ernst & Young, is set out as follows:

Services rendered	Fees paid/payable in RMB thousand
Audit services – annual audit fees	13,650
Audit services – A Share IPO fees	9,000
Non-audit services – financial due diligence review	3,147
Non-audit services – capital verification and agreed upon procedures fees	553
Total	26,350

Remuneration Committee

The primary duty of the remuneration committee is to determine the specific remuneration packages of the Company's Directors and senior management, including benefits in kind, pension rights and compensation payments and advise the Board of Directors in relation to establishing a formal and transparent procedure for developing remuneration policy in respect of these individuals, and to review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time. In particular, the remuneration committee is delegated with the specific task of ensuring that no Director or any of his associates is involved in deciding his own remuneration. Where the remuneration of a member of the remuneration committee is to be considered, that member's remuneration should be determined by the other members of the committee. Meetings of the remuneration committee are to be held at least twice a year.

The remuneration committee comprises 3 Independent Non-executive Directors and 2 Non-executive Directors, all of whom are not involved in the day-to-day management of the Company. The remuneration committee is chaired by an Independent Non-executive Director.

During 2006, the remuneration committee held 3 meetings. As general matters, performance and remuneration packages of all Directors and senior management were reviewed and performance-based remuneration by reference to corporate goals and objectives as determined by the Board of Directors during 2006 were considered. Moreover, information regarding the execution of the long term incentive plan during the year 2005 was reported to the remuneration committee. As specific matters, remuneration packages for Directors and the new incoming senior management during 2006 were considered and recommendations made to the Board of Directors.

Nomination Committee

The primary duty of the nomination committee is to review, advise and make recommendations to the full Board of Directors regarding candidates to fill vacancies on our Board and to senior executives of deputy general manager or above. Meetings of the nomination committee are held when necessary but at least once a year.

Nominations of Directors are considered with reference to, among other things, an individual's business acumen and undertakings, academic and professional achievements and qualifications, experience, independence (where applicable), having regard to the Company's activities, assets and management portfolio. The nomination committee is delegated with the task of actively considering the needs of the Company at the Directors' level and senior executives' (Senior Vice president or above) level, studying the criteria and procedure for selecting directors and senior executives, first considering and identifying appropriate candidates, then making recommendations to the full Board and implementing any decisions and recommendations of the Board in the execution of appointments. The aim and principal objective of the nomination committee is to ensure that there be maintained a dedicated, professional and accountable Board of Directors to serve the Company and its shareholders.

The nomination committee comprises 3 Independent Non-executive Directors and 2 Executive Directors. The nomination committee is chaired by an Independent Non-executive Director.

During 2006, the nomination committee held 3 meetings. During the year, the terms of office of Mr. Liu Haifeng David and Mr. Henry CORNELL as Non-executive Directors expired and both of them, for personal reasons did not offer themselves for re-appointment. Other changes in the Board of Directors included the appointment of Mr. Cheung Chi Yan Louis as Executive Director and the appointment of Mr. Wong Tung Shun Peter and Mr. Ng Sing Yip as Non-executive Directors. The nomination committee passed resolutions in relation to nominations for Directors of the 7th Board of Directors, Chairman, Vice Chairman, Secretary of the Board of Directors and Vice President. Apart from the specific nominations of new incoming Directors, the nomination committee also met to review the structure, size and composition of the Board of Directors having regard to the Company's activities, assets and management portfolio.

Written terms of reference of each of the Company's audit committee, remuneration committee and nomination committee are available on request and are also available on the Company's website at www.pingan.com.cn.

Composition of the committees of the Board of Directors and attendance of meetings

Audit Committee

Members	Meetings attended in person/held	% of attendance in person	Meetings attended by proxy/held	% of attendance by proxy
Non-executive Director				
Anthony Philip HOPE	3/4	75%	1/4	25%
Independent Non-executive Directors				
BAO Youde	4/4	100%	0/4	0%
KWONG Che Keung Gordon (Chairman)	4/4	100%	0/4	0%
CHEUNG Wing Yui	4/4	100%	0/4	0%
CHOW Wing Kin Anthony	4/4	100%	0/4	0%

Remuneration Committee

Members	Meetings attended in person/held	% of attendance in person	Meetings attended by proxy/held	% of attendance by proxy
Non-executive Directors				
Anthony Philip HOPE	2/3	67%	1/3	33%
CHEUNG Lee Wah	3/3	100%	0/3	0%
Independent Non-executive Directors				
BAO Youde	3/3	100%	0/3	0%
KWONG Che Keung Gordon	3/3	100%	0/3	0%
CHEUNG Wing Yui (Chairman)	3/3	100%	0/3	0%

Nomination Committee

Members	Meetings attended in person/held	% of attendance in person	Meetings attended by proxy/held	% of attendance by proxy
Executive Directors				
MA Mingzhe	3/3	100%	0/3	0%
SUN Jianyi	3/3	100%	0/3	0%
Independent Non-executive Directors				
BAO Youde (Chairman)	3/3	100%	0/3	0%
CHEUNG Wing Yui	3/3	100%	0/3	0%
CHOW Wing Kin Anthony	2/3	67%	1/3	33%

MANAGEMENT COMMITTEES

The Executive Committee

In addition to the three board committees, the Company has also established an executive committee, which is the highest execution authority under the Board of Directors. The primary duty of the executive committee is to review the Company's internal business reports, the Company's policies in relation to investment and profit distribution and the Company's management policies, development plans and resources allocation plans. The executive committee is also responsible for making management decisions in relation to matters such as the material development strategies, business plans, financial systems and major promotions. In addition, the executive committee is also responsible for reviewing the business plans of the subsidiaries of the Company and to evaluate the financial performance of the subsidiaries. The Company has also established four special management committees under the executive committee, namely, an investment management committee, a budget committee, an investor relations management committee and a risk management committee.

The Investment Management Committee

The investment management committee oversees the investment-related operations of our Company and monitors the investment risk and prepares the relevant internal policies. The investment management committee is also responsible for preparing the Group's investment management policy and investment strategies. The investment management committee also formulates the Group's investment risk management policy and reviews the pricing policy of new products. The investment management committee is currently composed of 11 members with the chairman also being a member of the executive committee of the Company.

The Budget Committee

The budget committee leads and provides guidance on our strategic planning and conducts the overall budget management. The budget committee is responsible for determining our strategic planning, formulating the guidelines on strategic planning and approving the operating budgets prepared by each of our business units. In addition, the budget committee also monitors the implementation of our development strategy, annual budget and business plan. The budget committee is currently composed of 9 members with the chairman being the President of the Company.

The Investor Relations Management Committee

The investor relations management committee is responsible for formulating and amending guidelines for the Company's investor relations management; coordinating, providing guidance to and inspecting the operations of the investor relations department; supervising the collating and organizing of material information in relation to investor relations, and scrutinizing material information that is to be disclosed to the public; scrutinizing the external publication of news, and providing guidance as to responding to any adverse publicity by the media in relation to the Company's operations and activities; providing guidance on communications between shareholders; supervising and organizing road shows and meetings between investors and financial analysts; providing guidance on communicating with the Hong Kong Stock Exchange; organizing quarterly general meetings for the investor relations management committee; calling extraordinary meetings to deal with contingency matters; providing guidance on tracking unusual fluctuations in share price; and providing guidance on responding to assessments of the Company given by any assessment authority. The investor relations management committee is currently composed of 9 members with the chairman being the President of the Company.

The Risk Management Committee

The risk management committee is responsible for identifying and reviewing the major areas of risk across the Group and all of our operating principals, and for approving, and ensuring compliance with key financial, insurance, investment and operational risk management policies. The risk management committee is currently composed of 6 members with the chairman being the Chief Internal Auditor of the Company.

THE SUPERVISORY COMMITTEE

The primary functions and powers of the supervisory committee include, among others,

- verifying financial reports and other financial information which have been prepared by the Board of Directors and which are proposed to be presented at the shareholders' meetings;

- examining the Company's financial affairs; and

- monitoring compliance of Directors, Chief Executive Officer and other members of senior management of the Company with applicable laws, administrative regulations and the Articles of Association.

There are currently 9 Supervisors, 3 of whom are Independent Supervisors.

EMOLUMENT POLICY OF THE GROUP

The emolument policy of the Group is aimed at attracting, retaining and motivating talented individuals and achieving the Group's operational targets. The principle is to have clearly set incentive and performance-based remuneration which reflects market standards and is cost effective. The salary element of our employee's remuneration packages is generally determined based on the their job nature and position with reference to market standards; and any bonus element is generally determined based on performance so as to highlight achievements. Apart from salary and bonuses, employees also receive certain welfare benefits. However, given the different operational models, stages of development and market standards applicable to the sectors in which our several subsidiaries and units operate, the remuneration packages may be structured differently.

In addition, the Company also has in place a long term incentive plan providing for the grant of share appreciation rights to eligible participants.

The Group's emolument policy and objectives are aimed at the long run and being consistent, but will be adjusted depending on a number of factors, including changes to the market practice and stages of the Group's business development, so as to achieve the Group's operational targets.

As regards Directors, Executive Directors will receive remuneration determined according to the Group's emolument policy for rendering executive services to the Group; Independent Non-executive Directors will receive a Director's fee determined with reference to market standards in mainland and Hong Kong respectively; Non-executive Directors nominated by shareholders of the Company do not receive a Director's fee. Directors' fees are considered and recommended by the Remuneration Committee of the Board, and approved by shareholders in general meeting. Further details of Directors' remuneration are set out in note 46 to the financial statements.

SUMMARY OF THE COMPANY'S APPLICATION OF THE PRINCIPLES IN THE CODE ON CORPORATE GOVERNANCE PRACTICES

In order to better enable shareholders to evaluate how the Company has applied the principles in the Code on Corporate Governance Practices, below is a summary table setting forth a side-by-side comparison of the Code principles and the Company's application of them, in addition to the specific undertakings, corporate governance structure and endeavours of the Company for the year ended December 31, 2006 set out above.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
A.1 The Board	
An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer's affairs. Directors should take decisions objectively in the interests of the issuer.	The Company is headed by a dedicated, professional and accountable Board of Directors comprising of 19 outstanding individuals. Information on their backgrounds and experiences has been set out on pages 8 to 11 of this annual report. The Board is responsible for the overall management of the Company and the Directors are under a duty to act in the interest of the Company and the shareholders. Details of the principal responsibilities of the Board have been set out on pages 37 to 39 of this annual report.
A.2 Chairman and Chief Executive Officer	
There are two key aspects of the management of every issuer – the management of the board and the day-to-day management of the issuer's business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.	Mr. Ma Mingzhe has occupied the positions of the Chairman of the Board and the Chief Executive Officer of the Company throughout the year ended December 31, 2006. Details of Mr. Ma's roles and reasons for non-separation of the roles have been set out on pages 36 to 37 of this annual report.
A.3 Board composition	
The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight. Under rule 3.10, every board of directors of a listed issuer must include at least three independent non-executive directors. Guidelines on independence of independent non-executive directors are set out in rule 3.13.	Each of the Directors, apart from being outstanding individuals with a wealth of experience in their respective fields, meets the qualifications required of a member of the senior management set by the China Insurance Regulatory Commission, the regulatory body responsible for the supervision and regulation of the PRC insurance industry. During the year, the terms of office of two Directors expired and were not renewed and there were three new appointments to the Board of Directors, which transition was carried out smoothly. Throughout the year ended December 31, 2006, the Board of Directors satisfied the requirements under the Listing Rules regarding the appointment of at least three Independent Non-executive Directors and complied with the requirement that at least one of these Directors should possess the appropriate professional qualifications or accounting or related financial management expertise. Each of our Independent Non-executive Directors meets the independence guidelines set out in Rule 3.13 of the Listing Rules.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
A.4 Appointments, re-election and removal There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.	The Company has established a nomination committee and a remuneration committee with written terms of reference. Details of the approach and procedure for appointment of new Directors have been set out on page 40 of this annual report. According to the Articles of Association of the Company, each Director shall be appointed for 3 years and subject to retirement and re-election thereafter. During the year, the 6th Board of Directors, having served the term of 3 years, was subjected to re-election. Two of the Directors did not offer themselves for re-appointment, which retirement was promptly announced in accordance with the requirements of the Listing Rules. The 7th Board of Directors was appointed at the 2006 annual general meeting, which transition was carried out smoothly and in an orderly fashion.
A.5 Responsibilities of directors Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.	The Board of Directors meets regularly and each Director is avail of the assistance of the Company Secretaries. The same standard of care, skill and fiduciary duties are required of and expected from all Directors, Executive or Non-executive. The duties of the Directors as set out in the Company's Articles of Association are not differentiated between Executive and Non-executive Directors. Each Director fully understands and appreciates the same.
A.6 Supply of and access to information Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer.	The Articles of Association of the Company prescribes that all Directors must be given at least 14 days notice of a Board meeting, which notice shall include, among other things, the businesses to be considered and the agenda. Further, at the Board meetings, each item on the agenda was discussed and considered following a briefing in detail on the relevant matter by an appropriate individual closely supervising or handling that matter. Full minutes of each Board meeting were kept as a matter of proper record.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
B.1 The level and make-up of remuneration and disclosure	
An issuer should disclose information relating to its directors' remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration packages for all directors. Levels of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration.	The Company has established a remuneration committee with written terms of reference. Further information regarding the remuneration committee is set out on page 40 of this annual report. In particular, the remuneration committee is delegated with the specific task of ensuring that no Director or any of his associates is involved in deciding his own remuneration. It is also a specific term of reference that where the remuneration of a member of the remuneration committee is to be considered, that member's remuneration should be determined by the other members of the committee. A description of the emolument policy and long-term incentive schemes of the Group as well as the basis of determining the emolument payable to the Directors as required by paragraph 24B of Appendix 16 to the Listing Rules have been set out on pages 43 and 142 of this annual report. In addition, Directors' fees and any other reimbursement or emolument payable as required by paragraph 24 of Appendix 16 to the Listing Rules have been disclosed in full on an individual and named basis on pages 137 to 138 of this annual report. The remuneration packages of all Directors were considered and recommended by the remuneration committee and reviewed and approved by and the shareholders at the general meeting.
C.1 Financial reporting	
The board should present a balanced, clear and comprehensible assessment of the company's performance, position and prospects.	The annual and interim results of the Company and other financial information were published in accordance with the requirements of the Listing Rules and other applicable regulations and industry best standards. When preparing the Company's financial reports, the Board of Directors had in mind the shareholders of the Company as the recipient and end-user and endeavoured to present such information in a comprehensible, informative and user-friendly manner.
C.2 Internal controls	
The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders' investment and the issuer's assets.	During the reporting period, the Board has reviewed the internal controls, risk controls and regulations compliance of the Company in order to ensure the Company maintains an efficient and sound internal control system. Throughout this corporate governance report, the Board of Directors seeks to set out the Company's corporate governance structure and policies, advice shareholders of the corporate governance undertakings and internal control safeguards of the Company and to demonstrate to shareholders the value of such practices.
C.3 Audit Committee	
The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors. The audit committee established by an issuer pursuant to the Exchange Listing Rules should have clear terms of reference.	The Company has established an audit committee with written terms of reference. Further information regarding the audit committee is set out on page 39 of this annual report.

CODE PRINCIPLE	COMPANY'S APPLICATION OF CODE PRINCIPLE
D.1 Management functions	
An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.	Certain responsibilities and types of decisions are reserved for the Board of Directors as set out in the Company's Articles of Association. A summary of these matters have been included on pages 37 to 39 of this annual report. The Company's management is informed and educated of this separation of powers and authority and actively implements and preserves this corporate governance structure. In particular, Mr. Ma Mingzhe, being the Chairman of the Board of Directors and the Chief Executive Officer of the Company, is in a position to maintain a close communication channel between the Board and the management and to ensure that the separation of power and authority is maintained.
D.2 Board Committees	
Board committees should be formed with specific written terms of reference which deal clearly with the committees' authority and duties.	The Company has established an audit committee, a nomination committee and a remuneration committee with written terms of reference. Details of the roles and functions and the composition of these committees have been set out on pages 39 to 41 of this annual report.
E.1 Effective communication	
The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.	Apart from the information published and the announcements and circulars issued by the Company, the Company also maintains an "Investor Relations" section on its website at www.pingan.com.cn where materials relating to the Company's corporate governance structure, the Company's announcements, information regarding share performance and other financial information are available to shareholders. The Company has an investor relations team which reports ultimately to the Board of Directors. The Board welcomes and values shareholders' input. The five general meetings of the Company held during the year ended December 31, 2006 were attended by Directors at which shareholders were invited and encouraged to participate in discussions with the Directors.
E.2 Voting by Poll	
The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Exchange Listing Rules and the constitutional documents of the issuer.	The procedure for demanding a poll at the Company's general meetings was set out in all circulars relating to general meetings issued by the Company during the year ended December 31, 2006. Voting by poll, though not required by either the Listing Rules or the Company's Articles of Association, was demanded by the Chairman of the general meeting on all five occasions as a matter of fairness and the results of such polling were announced in accordance with the Listing Rules.

By order of the Board of Directors

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
April 11, 2007


VALUE

Management Discussion and Analysis





GROUP'S CONSOLIDATED PERFORMANCE

The following is a summary of the consolidated results of the Group:

For the year ended December 31, (in RMB million)	2006	2005
Total income	**87,943**	64,995
Total expenses	**(79,395)**	(60,183)
Operating profit before tax	**8,548**	4,812
Net profit	**8,000**	4,265

The following table sets forth the breakdown of our net profit by business segment:

For the year ended December 31, (in RMB million)	2006	2005
Life insurance	**5,704**	3,544
Property and casualty insurance	**1,048**	422
Banking	**71**	7
Other businesses	**1,177**	292
Net profit	**8,000**	4,265

Consolidated net profit increased 87.6% to RMB8,000 million in 2006 from RMB4,265 million in 2005. This increase was primarily due to the better performance across our portfolio of businesses and the strong total investment returns.

Our core life insurance business and property and casualty insurance business, accounted for approximately 71.3% and 13.1%, respectively, of our net profit.

Consolidated Investment Income

For the year ended December 31, (in RMB million, except percentages)	2006	2005
Net investment income	**12,198**	9,338
Net realized and unrealized gains	**9,673**	317
Total investment income	**21,871**	9,655
Net investment yield(1)	**4.6%**	4.2%
Total investment yield(1)	**8.3%**	4.3%

(1) Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

Our net investment income increased 30.6% to RMB12,198 million in 2006 from RMB9,338 million in 2005. This increase was primarily due to the increase in our investment assets to RMB313,907 million as at December 31, 2006 from RMB246,142 million as at December 31, 2005. Net investment yield increased to 4.6% in 2006 from 4.2% in 2005. This increase was primarily due to the higher dividend income received from our equity investment funds.

Our total investment income increased significantly to RMB21,871 million in 2006 from RMB9,655 million in 2005. Total investment yield increased to 8.3% in 2006 from 4.3% in 2005. These increases were primarily due to the strong performance in the PRC equity markets. As a result, the net realized and unrealized gains increased significantly to RMB9,673 million in 2006 from RMB317 million in 2005.

We continued to improve the asset allocation of our portfolio in response to the changes in the capital markets. As a result, our term deposits as a percentage of our total investment assets decreased to 18.8% as at December 31, 2006 from 28.0% as at December 31, 2005, and our equity investments increased to 14.3% as at December 31, 2006 from 6.2% as at December 31, 2005.

The following table presents our investment portfolio allocations among the major categories of our investments:

As at December 31, (in RMB million, except percentages)	2006 Carrying Value	2006 % of Total	2005 Carrying Value	2005 % of Total
Fixed maturity investments				
Term deposits[(3)]	**59,107**	**18.8%**	69,015	28.0%
Bond investments[(1)(3)]	**206,881**	**65.9%**	159,776	64.9%
Other fixed maturity investments	**1,600**	**0.5%**	864	0.4%
Equity investments[(2)(3)]	**44,791**	**14.3%**	15,244	6.2%
Investment properties	**1,528**	**0.5%**	1,243	0.5%
Total investments	**313,907**	**100.0%**	246,142	100.0%

(1) Bond investments include the carrying value of derivatives embedded with the host contracts.
(2) Equity investments include equity investment funds, equity securities and investment in an associate.
(3) The above figures exclude items that are classified as cash and cash equivalents.
(4) Certain comparative figures have been reclassified to conform to current year's presentation.

Foreign Currency Losses

In 2006, the PRC currency, Renminbi, continued to appreciate against other major currencies. As a result, we experienced a net exchange loss of RMB466 million in 2006 as compared to a loss of RMB405 million in 2005.

LIFE INSURANCE BUSINESS

Results of Operations

The following is a summary of the results of our life insurance business:

For the year ended December 31, (in RMB million)	2006	2005
Gross written premiums, policy fees and premium deposits	**68,780**	58,691
Less: Premium deposits	**(15,158)**	(11,746)
Gross written premiums and policy fees	**53,622**	46,945
Net earned premiums	**52,701**	45,804
Investment income	**19,298**	8,545
Other income	**875**	637
Total income	**72,874**	54,986
Change in deferred policy acquisition costs	**4,808**	3,645
Claims and policyholders' benefits	**(58,890)**	(45,116)
Changes in fair value of derivative financial liabilities	**104**	(6)
Commission expenses of insurance operations	**(6,559)**	(5,168)
Foreign currency losses	**(413)**	(379)
General, administrative and other expenses	**(6,039)**	(4,294)
Total expenses	**(66,989)**	(51,318)
Income taxes	**(181)**	(124)
Net profit	**5,704**	3,544

Gross Written Premiums, Policy Fees and Premium Deposits

For the year ended December 31, 2006 (in RMB million)	Premiums and policy fees	Premium deposits	Total
Individual life			
New business			
First year regular premiums	7,918	2,205	10,123
First year single premiums	34	–	34
Short term accident and health premiums	2,920	–	2,920
Total new business	10,872	2,205	13,077
Renewal business	34,998	7,091	42,089
Total individual life	45,870	9,296	55,166
Bancassurance			
New business			
First year regular premiums	66	–	66
First year single premiums	612	5,284	5,896
Short term accident and health premiums	2	–	2
Total new business	680	5,284	5,964
Renewal business	248	–	248
Total bancassurance	928	5,284	6,212
Group insurance			
New business			
First year regular premiums	1	–	1
First year single premiums	4,225	578	4,803
Short term accident and health premiums	2,122	–	2,122
Total new business	6,348	578	6,926
Renewal business	476	–	476
Total group insurance	6,824	578	7,402
Total life insurance	53,622	15,158	68,780

For the year ended December 31, 2005 (in RMB million)	Premiums and policy fees	Premium deposits	Total
Individual life			
New business			
First year regular premiums	5,497	3,447	8,944
First year single premiums	41	–	41
Short term accident and health premiums	2,587	–	2,587
Total new business	8,125	3,447	11,572
Renewal business	30,633	3,964	34,597
Total individual life	38,758	7,411	46,169
Bancassurance			
New business			
First year regular premiums	35	–	35
First year single premiums	870	4,091	4,961
Short term accident and health premiums	2	–	2
Total new business	907	4,091	4,998
Renewal business	226	–	226
Total bancassurance	1,133	4,091	5,224
Group insurance			
New business			
First year regular premiums	1	–	1
First year single premiums	4,739	244	4,983
Short term accident and health premiums	1,990	–	1,990
Total new business	6,730	244	6,974
Renewal business	324	–	324
Total group insurance	7,054	244	7,298
Total life insurance	46,945	11,746	58,691

Individual Life Business. Gross written premiums, policy fees and premium deposits for our individual life business increased 19.5% to RMB55,166 million in 2006 from RMB46,169 million in 2005. This increase was primarily due to the 21.7% increase in renewal premiums, policy fees and premium deposits to RMB42,089 million in 2006 from RMB34,597 million in 2005. In addition, first year premiums, policy fees and premium deposits for our individual life business increased 13.0% to RMB13,077 million in 2006 from RMB11,572 million in 2005. These increases were primarily due to the continued improvement in the quality and productivity of our agency force.

Bancassurance Business. Gross written premiums, policy fees and premium deposits for our bancassurance business increased 18.9% to RMB6,212 million in 2006 from RMB5,224 million in 2005. This increase was primarily due to the growth in sales of our universal life products through our bancassurance channel.

Group Insurance Business. Gross written premiums, policy fees and premium deposits for our group insurance business increased 1.4% to RMB7,402 million in 2006 from RMB7,298 million in 2005. This increase was primarily due to our continued efforts to manage the growth of this business line to improve profit margin. We continued to focus on selling employee welfare benefit plans. As a result, gross written premiums and policy fees for our short-term accident and health insurance business increased 6.6% to RMB2,122 million in 2006 from RMB1,990 million in 2005.

Investment Income

Net investment income for our life insurance business increased 34.3% to RMB11,149 million in 2006 from RMB8,299 million in 2005. This increase was primarily due to the increase in investment assets to RMB271,116 million as at December 31, 2006 from RMB222,261 million as at December 31, 2005. Net investment yield for our life insurance business increased to 4.8% in 2006 from 4.2% in 2005.

Total investment income for our life insurance business increased significantly to RMB19,298 million in 2006 from RMB8,545 million in 2005. Total investment yield for our life insurance business increased to 8.3% in 2006 from 4.3% in 2005.

For the year ended December 31, (in RMB million, except percentages)	2006	2005
Net investment income	**11,149**	8,299
Net investment yield[1]	**4.8%**	4.2%
Total investment income	**19,298**	8,545
Total investment yield[1]	**8.3%**	4.3%

(1) Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB4,808 million in 2006 as compared to RMB3,645 million in 2005. The bigger change in deferred policy acquisition costs was primarily due to the increase in first year premiums, policy fees and premium deposits from individual life business.

Claims and Policyholders' Benefits

Claims and policyholders' benefits increased 30.5% to RMB58,890 million in 2006 from RMB45,116 million in 2005. The following table summarizes total expenses pursuant to claims, surrenders, annuities, maturities and survival benefits, policyholders' dividends and provisions, interest credited to policyholder contract deposits, and increase in policyholders' reserves.

For the year ended December 31, (in RMB million)	2006	2005
Claims	**3,078**	2,571
Surrenders	**6,293**	5,618
Annuities	**2,922**	2,765
Maturities and survival benefits	**3,167**	3,369
Policyholders' dividends and provisions	**1,487**	1,064
Interest credited to policyholder contract deposits	**523**	172
Increase in policyholders' reserves	**41,420**	29,557
Total claims and policyholders' benefits	**58,890**	45,116

Payments for claims increased 19.7% to RMB3,078 million in 2006 from RMB2,571 million in 2005. This increase was primarily due to the higher claims expense incurred for our short term accident and health products.

Payments for surrenders increased 12.0% to RMB6,293 million in 2006 from RMB5,618 million in 2005. This increase was primarily due to the increase of payments for surrenders of our participating products.

Payments for policyholder dividends and provisions increased 39.8% to RMB1,487 million in 2006 from RMB1,064 million in 2005. This increase was primarily due to the increase in sales of participating life policies and the higher dividend distribution as a result of better performance in investments for our participating products.

Payments for interest credited to policyholder contract deposits increased significantly to RMB523 million in 2006 from RMB172 million in 2005. This increase was primarily due to the increase in sales of universal life policies and better investment performance.

The increase in policyholders' reserves was RMB41,420 million in 2006 as compared to RMB29,557 million in 2005. The bigger increase in policyholders' reserves was primarily due to the increase in gross written premiums and policy fees.

Commission Expenses of Insurance Operations

For the year ended December 31,	2006	2005
Commission expenses as a percentage of gross written premiums, policy fees and premium deposits	**9.5%**	8.8%

Commission expenses of insurance operations, which we paid primarily to our sales agents, increased 26.9% to RMB6,559 million in 2006 from RMB5,168 million in 2005. Commission expenses as a percentage of gross written premiums, policy fees, and premium deposits increased to 9.5% in 2006 from 8.8% in 2005. These increases were primarily due to the increase in first year premiums, policy fees and premium deposits from individual life products.

General, Administrative and Other Expenses

For the year ended December 31,	2006	2005
General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits	**8.8%**	7.3%

General, administrative and other expenses increased 40.6% to RMB6,039 million in 2006 from RMB4,294 million in 2005. General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits increased to 8.8% in 2006 from 7.3% in 2005. These increases were primarily due to the increase in sales of first year premiums, policy fees and premium deposits.

Income Taxes

For the year ended December 31,	2006	2005
Effective tax rate	**3.1%**	3.4%

Income taxes increased 46.0% to RMB181 million in 2006 from RMB124 million in 2005. This increase was primarily due to the increase of deferred income tax liabilities. The effective tax rate decreased to 3.1% in 2006 from 3.4% in 2005. This decrease was primarily due to the tax credit for salary expenses deduction approved by the tax authorities and the increase in interest income from government bonds and dividend income from equity investment funds, which were entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, the net profit for our life insurance business increased 60.9% to RMB5,704 million in 2006 from RMB3,544 million in 2005.

PROPERTY AND CASUALTY INSURANCE BUSINESS

Results of Operations

The following is a summary of the results of our property and casualty insurance business:

For the year ended December 31, (in RMB million)	2006	2005
Gross written premiums	**16,074**	12,076
Net earned premiums	**10,312**	7,395
Investment income	**684**	398
Other income	**1,317**	1,195
Total income	**12,313**	8,988
Change in deferred policy acquisition costs	**672**	185
Claims expenses	**(7,178)**	(5,259)
Commission expenses of insurance operations	**(1,572)**	(820)
Foreign currency losses	**(16)**	(7)
General, administrative and other expenses	**(3,029)**	(2,294)
Total expenses	**(11,123)**	(8,195)
Income taxes	**(142)**	(371)
Net profit	**1,048**	422

Combined Ratio

For the year ended December 31,	2006	2005
Expense ratio	**25.8%**	23.3%
Loss ratio	**69.6%**	72.0%
Combined ratio	**95.4%**	95.3%

Gross Written Premiums

For the year ended December 31, (in RMB million)	2006	2005
Automobile insurance	**11,057**	7,497
Non-automobile insurance	**4,207**	4,044
Accident and health insurance	**810**	535
Total gross written premiums	**16,074**	12,076

Gross written premiums increased 33.1% to RMB16,074 million in 2006 from RMB12,076 million in 2005. This increase in gross written premiums was primarily due to the significant growth in all three principal lines of our property and casualty insurance business.

Automobile Insurance Business. Gross written premiums attributable to our automobile insurance business increased 47.5% to RMB11,057 million in 2006 from RMB7,497 million in 2005. This increase was primarily due to the continued increase in demand for automobiles in the PRC and implementation of compulsory third party liability insurance.

Non-automobile Insurance Business. Gross written premiums attributable to our non-automobile insurance business increased 4.0% to RMB4,207 million in 2006 from RMB4,044 million in 2005. This increase was primarily due to the increase in sales of liability insurance and commercial property insurance. Gross written premiums attributable to our liability insurance increased 34.9% to RMB735 million in 2006 from RMB545 million in 2005. Gross written premiums attributable to our commercial property insurance increased 10.8% to RMB1,863 million in 2006 from RMB1,682 million in 2005.

Accident and Health Insurance Business. Gross written premiums attributable to our accident and health insurance business increased 51.4% to RMB810 million in 2006 from RMB535 million in 2005. This increase was primarily due to our continued focus on growing this line of business in 2006.

Investment Income

Net investment income for our property and casualty insurance business increased 20.8% to RMB471 million in 2006 from RMB390 million in 2005. This increase was primarily due to the increase in investment assets to RMB12,964 million as at December 31, 2006 from RMB10,003 million as at December 31, 2005. Net investment yield for our property and casualty insurance business increased to 4.5% in 2006 from 4.3% in 2005.

Total investment income for our property and casualty insurance business increased 71.9% to RMB684 million in 2006 from RMB398 million in 2005. Our total investment yield for our property and casualty insurance business increased to 6.3% in 2006 from 4.3% in 2005.

For the year ended December 31, (in RMB million, except percentages)	**2006**	2005
Net investment income	**471**	390
Net investment yield[1]	**4.5%**	4.3%
Total investment income	**684**	398
Total investment yield[1]	**6.3%**	4.3%

(1) Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields.

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB672 million in 2006 as compared to RMB185 million in 2005. The bigger change in deferred policy acquisition costs was primarily due to the increase in gross written premiums and increase in the percentage of acquisition cost that can be deferred in 2006 as compared to 2005.

Claims Expenses

For the year ended December 31, (in RMB million)	**2006**	2005
Automobile insurance	**5,746**	3,972
Non-automobile insurance	**1,054**	1,057
Accident and health insurance	**378**	230
Total claims	**7,178**	5,259

Total claims increased 36.5% to RMB7,178 million in 2006 from RMB5,259 million in 2005.

Claims attributable to our automobile insurance business increased 44.7% to RMB5,746 million in 2006 from RMB3,972 million in 2005. This increase was primarily due to the increase in gross written premiums.

Claims attributable to our non-automobile insurance business decreased 0.3% to RMB1,054 million in 2006 from RMB1,057 million in 2005. This decrease was primarily due to the lower claims from our motor loan guarantees insurance business.

Claims attributable to our accident and health insurance business increased 64.3% to RMB378 million in 2006 from RMB230 million in 2005. This increase was primarily due to the increase in gross written premiums.

Commission Expenses of Insurance Operations

For the year ended December 31,	2006	2005
Commission expenses as a percentage of gross written premiums	**9.8%**	6.8%

Commission expenses of insurance operations increased 91.7% to RMB1,572 million in 2006 from RMB820 million in 2005. As a percentage of gross written premiums, commission expenses increased to 9.8% in 2006 from 6.8% in 2005. These increases were primarily due to the increase in gross written premiums and the higher market commission rates resulting from increased competition in the property and casualty insurance industry.

General, Administrative and Other Expenses

For the year ended December 31,	2006	2005
General, administrative and other expenses as a percentage of gross written premiums	**18.8%**	19.0%

General, administrative and other expenses increased 32.0% to RMB3,029 million in 2006 from RMB2,294 million in 2005. This increase was primarily due to the increase in gross written premiums. General, administrative and other expenses as a percentage of gross written premiums decreased slightly to 18.8% in 2006 from 19.0% in 2005.

Income Taxes

For the year ended December 31,	2006	2005
Effective tax rate	**11.9%**	46.8%

Income taxes decreased 61.7% to RMB142 million in 2006 from RMB371 million in 2005. The effective tax rate decreased to 11.9% in 2006 from 46.8% in 2005. These decreases were primarily due to the tax credit for salary expense deduction approved by the tax authorities and the increase in interest income from government bonds and dividend income from equity investment funds, which were both entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, the net profit from our property and casualty insurance business increased significantly to RMB1,048 million in 2006 from RMB422 million in 2005.

BANKING BUSINESS

The following is certain key financial information of our banking business:

For the year ended December 31, (in RMB million)	2006	2005
Net interest income[(1)]	**112**	18
Net fees and commission income[(1)]	**7**	–
Loan loss provisions, net of reversals[(1)]	**(2)**	–
Net profit[(1)]	**71**	7

(1) On December 15, 2006, the Group completed its acquisition of 89.36% equity interest in SZCB. SZCB was accounted for as a consolidated subsidiary from the date of acquisition.

The following table sets forth the major components of net interest income:

For the year ended December 31, (in RMB million)	2006	2005
Interest income		
Loans and advances to customers	**132**	6
Balances with central bank	**5**	-
Cash and amounts due from banks and other financial institutions	**55**	19
Total interest income	**192**	25
Interest expenses		
Customers deposits	**(47)**	(1)
Due to banks and other financial institutions	**(33)**	(6)
Total interest expenses	**(80)**	(7)
Net interest income	**112**	18

Net interest income increased significantly to RMB112 million in 2006 from RMB18 million in 2005. Net fees and commission income increased to RMB7 million in 2006. Net profits increased significantly to RMB71 million in 2006 from RMB7 million in 2005. These increases were primarily due to the consolidation of SZCB from the date of acquisition and increase of interest income from Ping An Bank as it began to provide Renminbi services to corporate customers in 2006.

TRUST BUSINESS

For the year ended December 31, (in RMB million)	2006	2005
Total income[(1)]	**422**	179
Net profit[(1)]	**194**	57

(1) Total income and net profit are presented at company's level, where interests in subsidiaries are accounted for at cost.

Total income from our trust business increased significantly to RMB422 million in 2006 from RMB179 million in 2005. Net profit from our trust business increased significantly to RMB194 million in 2006 from RMB57 million in 2005. These increases were primarily due to the increase in assets held under its management.

SECURITIES BUSINESS

For the year ended December 31, (in RMB million)	2006	2005
Total income	**1,296**	235
Net profit	**609**	6

Total income from our securities business increased significantly to RMB1,296 million in 2006 from RMB235 million in 2005. Net profit from our securities business increased significantly to RMB609 million in 2006 from RMB6 million in 2005. These increases were primarily due to the increase in income from securities trading business, investment banking services and investment consultancy services as a result of better performance in the PRC equity markets.

OTHER BUSINESS

Our annuity business, health insurance business and asset management business were launched in 2005 but the scale of operation is still relatively small. The total income and net profit of these companies were considerably immaterial as compared to the entire group.

LIQUIDITY AND FINANCIAL RESOURCES

Liquidity and financial resources are managed at the Group level on a consolidated basis. We are a holding company and, with the exception of investment management activities, do not conduct any significant business operations on our own. As a result, we depend upon dividends and distributions from our operating subsidiaries for substantially all of our operating cash flows.

In addition to cash and cash equivalents held by the Group, we have two additional sources of liquidity. They are liquid investments held for trading and short-term borrowings.

Liquid investments held for trading are listed or are traded in an active market and can be converted to cash easily without incurring significant charges.

The following table summarizes the carrying amount of liquid assets held by the Group:

As at December 31, (in RMB million)	**2006**	2005
Cash and cash equivalents	**45,964**	17,648
Held-for-trading investments	**23,632**	9,410
Total liquid assets	**69,596**	27,058

The Group utilizes short-term borrowings and assets sold under agreements to repurchase as part of the liquidity management for our daily operations. The following table summarizes the carrying amount of these arrangements:

As at December 31, (in RMB million)	**2006**	2005
Short-term borrowings	**1,518**	–
Assets sold under agreements to repurchase	**13,436**	7,095

The management believes that the liquid assets currently held, together with net cash generated from future operations, and the availability of short-term borrowings will enable the Group to meet its foreseeable cash requirements.

CAPITAL STRUCTURE

Total equity increased to RMB47,750 million as at December 31, 2006 from RMB33,522 million as at December 31, 2005. This increase was primarily due to our operating profit in 2006.

The Group had no material charges on its group assets.

Gearing Ratio

As at December 31,	**2006**	2005
Gearing ratio	**90.6%**	89.7%

The gearing ratio is computed by dividing the sum of total liabilities and minority interests by total assets.

Solvency Margin

The solvency margin ratio is a measure of capital adequacy for insurance companies. It is calculated by dividing the actual solvency margin by the statutory minimum solvency margin requirement. Under the applicable CIRC regulations, PRC insurance companies are required to maintain specified solvency margin ratios. As a general matter, the CIRC considers an insurance company with a solvency margin ratio of 100% or higher to be financially sound.

The following table sets forth the solvency margin ratios for Ping An Life and Ping An Property & Casualty:

As at December 31, (in RMB million, except percentages)	Ping An Life		Ping An Property & Casualty	
	2006	2005	**2006**	2005
Actual solvency margin	**18,000**	15,177	**3,437**	2,113
Minimum solvency margin	**13,096**	10,787	**1,990**	1,377
Solvency margin ratio	**137.5%**	140.7%	**172.7%**	153.4%

Contractual Obligation and Other Commercial Commitments

The following table sets forth our aggregate contractual obligations and other commercial commitments for the periods specified:

As at December 31, (in RMB million)	2006	2005
Contractual commitments	**3,431**	472
Operating lease commitments	**1,167**	850

RISK MANAGEMENT

Approach to Risk Management

Ping An regards risk management as a core discipline in our business practice. We are dedicated to developing and maintaining a risk management framework that governs the overall infrastructure of the group's operations.

Members of the Risk Management Committee include the Vice Chief Executive Officer, the Chief Financial Officer, the Chief Actuarial Officer, the Chief Internal Auditor, the Chief Legal Officer and the Chief Information Officer.

The committee meets on a quarterly basis to review the risk management progression. In these meetings, the risk management structure and major risk management issues are discussed. Potential new corporate strategic objectives are evaluated for their risk exposures; major risk events for the past quarter are evaluated and development of new risk measurement techniques and risk control measures are presented and approved for implementation. Potential operational risk exposures observed from our internal audit reviews and external factors such as regulatory changes and accounting standards changes are also reviewed. Appropriate responses are formulated for the risk issues discussed. Lastly, the committee will review the appropriateness of measures implemented to address risk issues raised in prior meetings.

SZCB has been consolidated into Ping An Group recently. We will quantify and disclose risk measures related to this newly acquired bank business in the Risk Management section of the annual report in the future. Until now many actions have been taken to manage the bank risk factors such as credit risk, market risk and operational risk. These actions include:

- Recruiting the Chief Risk Officer and other risk management professionals to build the bank risk management team;
- Setting up the Asset & Liability Committee to manage the balance sheet and optimize the return on equity; and
- Setting up the Risk Policy Committee to determine risk policies and procedures related to the banking business.

Insurance Product Risk

Insurance product risk is the risk of loss due to actual experience such as investment returns, expenses, taxes, mortality and morbicity claims, and policyholder behavior, emerging differently than what was assumed when the product was designed and priced.

The Group has an objective to manage insurance risk and reduce volatility of operating profits. The Group manages insurance risk through the following mechanisms:

- Management information systems are used to provide up to date, accurate and reliable data on risk exposure at any point in time.
- Actuarial models and statistical techniques are applied to aid in pricing decisions and monitor claims pattern.
- Guidelines are issued for underwriting insurance contracts and assuming insurance risks.
- Proactive claims handling procedures are followed to investigate and adjust claims, thereby preventing settlement of dubious or fraudulent claims.
- Reinsurance is used to limit the Group's exposure to large claims and catastrophes by placing risk with reinsurers providing high security.
- Diversification is accomplished by achieving sufficiently large population of risks to reduce the variability of the expected outcome. The diversification strategy seeks to ensure that underwritten risks are well diversified in terms of type and amount of risk, industry and geography.
- The mix of insurance assets is developed to match the nature and term of insurance liabilities. The management of assets and liabilities is closely monitored to attempt to match the expected pattern of claim payments with the maturity dates of assets.

Asset and Liability Mismatching Risk

Asset and liability mismatching risk is the risk of loss due to the Group's inability to match its assets with its liabilities on the basis of both duration and investment return.

The Group's asset and liability management includes processes and models built to measure the sensitivity of net income and shareholders' equity under various deterministic interest rate scenarios. The scenarios and assumptions used are reviewed and updated periodically. Insights gained through the analysis are used to measure the risk exposures and capital position of the Group.

Under the current regulatory and market environment, the Group is unable to invest in assets with a duration of sufficient length to match the duration of its life insurance liabilities. When the regulatory and market environment permits, the Group intends to gradually lengthen the duration of its assets.

Market Risk

Market risk is the risk of potential loss that may result from changes in the value of a financial instrument as a result of changes in interest rates, market prices, foreign currency exchange rates and other market price-related factors. Under the current PRC regulatory and market environment, there is a lack of financial instruments available for the Group to hedge its market risk exposures efficiently. The Group controls its market risk exposures by setting a maximum risk exposure for each class of assets. When setting these limits, significant consideration is placed on the Group's risk appetite and impact on the Group's financial condition. These limits also take into account the Group's asset-liability management strategy.

The Group utilizes various techniques to quantify the market risk exposure, including sensitivity analysis and Value-at-Risk ("VaR") computation. VaR is a summary statistical measure that uses historical market prices and estimates the maximum loss over a target horizon such that there is a low, pre-specified probability that the actual loss will be larger. However, the utilization of the VaR technique under the current PRC market environment has its limitations due to the lack of reliable historical financial data.

Market Risk – Interest Rate Risk

Fixed maturity securities held by the Group are exposed to interest rate risks. These investments are substantially represented by bond investments that are recorded at fair value in the balance sheet.

The Group uses sensitivity analysis to estimate its risk exposure. Interest rate sensitivity is estimated by assuming a 50 basis points parallel shift in the government bond yield curve.

As at December 31, 2006 (in RMB million)	Interest rate risk
Bond investments held-for-trading and available-for-sale	3,060

Market Risk – Market Price Risk

Listed equity investments held by the Group are exposed to market price risks. These investments are substantially represented by equity securities and equity investment funds.

The Group uses the 10-day market price VaR technique to estimate its risk exposure. Market price VaR is computed as (equity securities/equity investment funds valued at market price x 10-day worst market fluctuation at 99% level).

As at December 31, 2006 (in RMB million)	Market price risk
Equity securities and equity investment funds held-for-trading and available-for-sale	4,241

Market Risk – Foreign Currency Risk

Foreign currency denominated investments and cash assets held by the Group are exposed to foreign currency risks. These assets include term deposits, cash and cash equivalents held in foreign currency that are considered as monetary assets. In addition to foreign currency denominated monetary assets, the Group's foreign currency denominated monetary liabilities are also exposed to fluctuations in exchange rates. These liabilities include foreign currency denominated claim reserves and payable to reinsurers. The exposures to fluctuations in exchange rates from monetary assets and monetary liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and monetary liabilities.

As at December 31, 2006 (in RMB million)	Foreign currency risk
Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities against the Renminbi	678

Credit Risk

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make any payment of principal or interest when due.

The Group is exposed to credit risks primarily associated with its term deposits arrangements with commercial banks and loans to third parties from its banking operations.

To evaluate credit risk properly, the Group has established an internal credit rating system. The counterparties' ratings are reviewed at least annually through the system or whenever a credit event occurs.

The Group quantifies its credit risk exposure by assigning expected default rates and expected recovery rates of relevant credit grades for commercial banks and bond issuing companies. Credit risk is computed as (principal amount + outstanding interests) x default rate x (1 – recovery rate).

As at December 31, 2006 (in RMB million)	Credit risk
Term deposits placed with commercial banks and loans to external third parties	137

Operational Risk

Operational risk is the risk of loss resulting from internal operation failures or uncontrollable external events. Internal operation failures occur due to inadequate or failed internal processes (process risks), system failure (system risks), and human performance failure (people risks). Uncontrollable external events that contribute to operational risks are mainly due to legal matters or changes in the regulatory requirements, accounting standards and tax laws.

For internal operational risks, a proactive approach has been taken to implement appropriate and sufficient preventive controls, detective controls and damage limitation controls. These controls are embedded into the business processes, system operations and human performance. Rigorous checks on the reliability of the controls are performed by our internal and external audit functions. Our risk management committee and audit committee reviews the reports from our internal and external auditors to ensure that appropriate measures are taken to address control weaknesses detected. For the uncontrollable external events, our Legal Department, Finance Department and Planning and Actuarial Department monitor changes in regulatory requirements, accounting standards and tax laws closely.

Introduction

In order to provide investors with an additional tool to understand our economic value and business performance results, the Group has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Group's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

The Group has received advice from and consulted with Watson Wyatt Consultancy (Shanghai) Ltd in the selection of basis and the calculation of the value of in-force life insurance business and the value of one year's new business. The Group remains wholly responsible for the results and presentation of the embedded value which comprises the adjusted net asset and the value of in-force life insurance business.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Group is measured by the value of the Group's shares on any particular day. In valuing the Group's shares, investors take into account a variety of information available to them and their own investment criteria, therefore these calculated values should not be constructed as a direct reflection of the actual market value.

Components of Economic Value

As at December 31, (in RMB million)	2006	2005
Adjusted net asset value	**46,282**	33,072
Value of in-force insurance business written prior to June 1999	**(20,932)**	(18,089)
Value of in-force insurance business written since June 1999	**48,011**	38,537
Cost of holding the required solvency margin	**(7,788)**	(5,157)
Embedded Value	**65,573**	48,363
Value of one year's new business	**6,007**	5,148
Cost of holding the required solvency margin	**(875)**	(609)
Value of one year's new business after cost of solvency	**5,132**	4,539

The adjusted net asset value is based on the audited shareholders net assets of the Group as measured on the PRC statutory basis. The values placed on certain assets have been adjusted to the market values. It should be noted that the adjusted net asset is for the whole Group, including Ping An Life and other business units, whilst the value of in-force insurance business and the value of one year's new business presented are only in respect of Ping An Life and not other business units.

Key Assumptions

The assumptions used in the embedded value calculation in 2006 have been made on a "going concern" basis, assuming continuation of the economic and legal environment currently prevailing in the PRC. The statutory reserving basis and solvency margin requirement were assumed in the calculation. Certain portfolio assumptions were based on the Group's own recent experience as well as considering the more general PRC market and other life insurance markets' experience. The principal bases and assumptions used in the calculation are described below:

Risk Discount Rate

The non investment-linked fund's earned rate or 12% has been assumed in each future year as the risk discount rate for the in-force life insurance business. The earned rate is the investment return adjusted for tax paid. This specific discount rate approach for the in-force business is to avoid understating the effect of losses arising from those high interest rate guaranteed products we sold prior to June 1999. A level 12% has been assumed in each future year for the calculation of one-year's new business value.

Investment Returns

Future investment returns have been assumed to be 4.30% in 2007 and to increase 0.1% every year to 4.70% in 2011 and thereafter for the non investment-linked fund. For the investment-linked fund, future investment returns have been assumed to be 4.80% in 2007 and to increase 0.1% every year to 5.20% in 2011 and thereafter. These returns have been derived by consideration of the current capital market condition, the Group's current and expected future asset allocations and associated investment returns for a range of major asset classes.

Taxation

A 15% average income tax rate has been assumed. In addition, a 5.5% business tax rate has been applied to the gross written premiums of the short-term accident insurance business.

Mortality

The experience mortality rates have been based on 65% and 60% of China Life (1990-1993) table for male and female respectively for non annuitants. For annuitants, 75% of the China Life Annuity (1990-1993) table has been assumed. The newly published China Life and annuity (2000-2003) table has been used in calculating statutory reserves.

Morbidity

Morbidity assumptions have been based on the Group's own pricing table. The loss ratios have been assumed to be in the range of 15% and 75% for short term accident and health insurance business.

Discontinuances

Policy discontinuance rates have been based on the Group's recent experience studies. The discontinuance rates are dependent on the pricing interest rate and the product type.

Expenses

Expenses assumptions have been based on the Group's most recent expenses investigation. For calendar year 2006, the assumed expenses and commissions equated to around 77% of the expenses allowance priced into the products. The unit maintenance expenses were assumed to increase at 2% per annum.

Policyholder Dividends

Policyholder dividends have been based on 80% of the interest and mortality surplus for individual life and bancassurance participating business. For group life participating business, dividends have been based on 90% of interest surplus only.

New Business Volumes and Business Mix

The volume of new business sold and modeled during 2006 to calculate the value of one year's new business was RMB23,698 million in terms of first year premium. The mix of the new business measured by first year premium was:

	Percentage
Individual life	**46.1%**
Long-term business	44.2%
Short-term business	1.9%
Group life	**28.9%**
Long-term business	19.9%
Short-term business	9.0%
Bancassurance	**25.1%**
Long-term business	25.1%
Total	**100.0%**

* Figures may not be additive due to rounding.

Embedded Value Movement

The table below shows how the embedded value grew to more than RMB65,573 million as at December 31, 2006.

(in RMB million)	2006	
Embedded value as at December 31, 2005	**48,363**	
Expected return on year-start embedded value	**2,967**	Expected growth of embedded value occurred in 2006.
Value of one-year new business	**6,222**	The contribution came from new business sold during 2006 and discounted at earned rate/12%.
Assumption and modeling changes	**(3,049)**	Statutory reserve valuation interest rates change, lapse rates change and tax rate change etc. decreased embedded value on an aggregate basis.
Market value adjustment impact	**9,206**	The market value adjustment of equity investments increased due to large unrealised capital gains.
Investment return variance	**3,399**	Actual investment return in 2006 was higher than the assumed return.
Other experience variances	**447**	Other variances between actual experience and assumptions.
Embedded value before capital changes	**67,556**	Embedded value before impact of capital change increased 39.7%.
Shareholder dividends	**(1,982)**	Dividends paid to shareholders during 2006.
Embedded value as at December 31, 2006	**65,573**	
Embedded value per share as at December 31, 2006 (in RMB)	**10.58**	

- Figures may not be additive due to rounding.

Sensitivity Analysis

The Group has investigated the effect, on the value of in-force business and the value of one year's new business, of varying independently certain assumptions regarding future experience. Specifically, the following changes in assumptions have been considered:

- Risk discount rate
- Investment return increased by 25 basis points every year
- Investment return decreased by 25 basis points every year
- A 10% reduction in mortality and morbidity for assured lives
- A 10% reduction in policy discontinuance rates
- A 10% reduction in maintenance expense
- A 5% increase in the policyholders' dividend payout ratio

(in RMB million)	Risk Discount Rate			
	Earned Rate/11.0%	Earned Rate/12.0%	Earned Rate/13.0%	12.0%
Value of in-force business	20,797	19,291	17,895	21,039

	11.0%	12.0%	13.0%	Earned Rate/12.0%
Value of one year's new business	5,637	5,132	4,691	6,222

Assumptions (in RMB million)	Value of in-force business	Value of one year's new business
Central case	19,291	5,132
Investment return increased by 25bp every year	23,699	5,252
Investment return decreased by 25bp every year	14,437	5,012
10% reduction in mortality and morbidity rates	19,531	5,223
10% reduction in policy discontinuance rates	19,915	5,329
10% reduction in maintenance expense	20,252	5,251
5% increase in the policyholders' dividend payout ratio	18,209	5,006

Risk discount rate were earned rate/12.0% and 12.0% for in force business and new business respectively.

To the shareholders of
Ping An Insurance (Group) Company of China, Ltd.

We have audited the financial statements of Ping An Insurance (Group) Company of China, Ltd. set out on pages 70 to 144 which comprise the consolidated and company balance sheets as at December 31, 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2006 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
April 11, 2007

Consolidated Income Statement

For the year ended December 31, 2006

(in RMB million)	Notes	2006	2005
Gross written premiums and policy fees	7	**69,696**	59,021
Less: Premiums ceded to reinsurers		**(4,271)**	(4,241)
Net written premiums and policy fees		**65,425**	54,780
Increase in unearned premium reserves, net		**(2,412)**	(1,581)
Net earned premiums		**63,013**	53,199
Reinsurance commission income		**1,549**	1,371
Interest income of banking operations	8	**192**	25
Other fees and commission income	9	**615**	254
Investment income	10	**21,871**	9,655
Other income	11	**703**	491
Total income		**87,943**	64,995
Change in deferred policy acquisition costs	26	**5,480**	3,830
Claims and policyholders' benefits	12	**(66,068)**	(50,375)
Changes in fair value of derivative financial liabilities		**100**	(6)
Commission expenses of insurance operations		**(8,078)**	(5,928)
Interest expenses of banking operations	8	**(80)**	(7)
Other fees and commission expenses	9	**(50)**	(18)
Loan loss provisions, net of reversals	22	**(3)**	73
Foreign currency losses		**(466)**	(405)
General and administrative expenses		**(10,230)**	(7,347)
Total expenses		**(79,395)**	(60,183)
Operating profit before tax	13	**8,548**	4,812
Income taxes	14	**(548)**	(547)
Net profit		**8,000**	4,265
Attributable to:			
– Equity holders of the parent		**7,838**	4,226
– Minority interests		**162**	39
		8,000	4,265
		RMB	RMB
Earnings per share for net profit attributable to equity holders of the parent – basic	16	**1.27**	0.68

The accompanying notes form an integral part of these financial statements.

Consolidated Balance Sheet

As at December 31, 2006

(in RMB million)	Notes	2006	2005
ASSETS			
Balances with central bank and statutory deposits	17	**9,234**	1,260
Cash and amounts due from banks and other financial institutions	18	**95,912**	81,082
Fixed maturity investments	19	**215,640**	160,613
Equity investments	20	**46,729**	20,865
Derivative financial assets	21	**21**	27
Loans and advances to customers	22	**49,152**	531
Investments in associates	23	**176**	3
Premium receivables	24	**2,939**	749
Reinsurance assets	25	**4,130**	4,185
Policyholder account assets in respect of insurance contracts		**20,961**	12,820
Policyholder account assets in respect of investment contracts		**3,971**	3,078
Deferred policy acquisition costs	26	**31,866**	26,428
Investment properties	27	**1,528**	1,243
Property and equipment	28	**4,766**	3,538
Intangible assets	29	**1,484**	1,411
Deferred income tax assets	38	**417**	–
Other assets	30	**5,383**	1,873
Total assets		**494,309**	319,706
EQUITY AND LIABILITIES			
Equity			
Share capital	31	**6,195**	6,195
Reserves	32	**29,703**	21,493
Retained profits		**10,477**	5,308
Equity attributable to equity holders of the parent		**46,375**	32,996
Minority interests		**1,375**	526
Total equity		**47,750**	33,522
Liabilities			
Due to banks and other financial institutions	33	**5,138**	37
Assets sold under agreements to repurchase	34	**13,436**	7,095
Derivative financial liabilities	21	**178**	133
Customer deposits	35	**75,960**	1,825
Insurance contract liabilities	36	**330,213**	263,025
Investment contract liabilities for policyholders	37	**4,233**	3,092
Policyholder dividend payable and provisions		**4,107**	2,864
Income tax payable		**691**	445
Deferred income tax liabilities	38	**1,657**	49
Other liabilities	40	**10,946**	7,619
Total liabilities		**446,559**	286,184
Total equity and liabilities		**494,309**	319,706

The accompanying notes form an integral part of these financial statements.

MA Mingzhe	**CHEUNG Chi Yan Louis**	**SUN Jianyi**
Director	*Chief Financial Officer and Director*	*Director*

For the year ended December 31, 2006

(in RMB million)	Notes	Equity attributable to equity holders of the parent								Minority interests	Total
			Reserves								
		Share capital	Capital reserve	Surplus reserve fund	Statutory public welfare fund	General reserve	Net unrealized gains/ (losses)	Foreign currency translation differences	Retained profits		
As at January 1, 2006		6,195	14,835	4,743	783	430	715	(13)	5,308	526	33,522
Net profit for 2006		-	-	-	-	-	-	-	7,838	162	8,000
Net gains on available-for-sale investments		-	-	-	-	-	11,861	-	-	118	11,979
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	-	(2,996)	-	-	(30)	(3,026)
Deferred tax recognized, net	14	-	-	-	-	-	(1,330)	-	-	(13)	(1,343)
Changes in equity interests in subsidiaries		-	-	-	-	-	-	-	-	54	54
Acquisition of subsidiaries		-	-	-	-	-	-	-	-	617	617
Dividends declared	15	-	-	-	-	-	-	-	(1,982)	-	(1,982)
Transfer to statutory surplus reserve fund	32	-	-	783	(783)	-	-	-	-	-	-
Appropriations to statutory reserve	32	-	-	600	-	-	-	-	(600)	-	-
Increase in general reserve		-	-	-	-	87	-	-	(87)	-	-
Currency translation adjustments		-	-	-	-	-	-	(12)	-	(4)	(16)
Dividends declared by subsidiaries		-	-	-	-	-	-	-	-	(55)	(55)
As at December 31, 2006		6,195	14,835	6,126	-	517	8,250	(25)	10,477	1,375	47,750
As at January 1, 2005		6,195	14,835	4,409	616	395	(738)	-	2,485	430	28,627
Net profit for 2005		-	-	-	-	-	-	-	4,226	39	4,265
Net gains on available-for-sale investments		-	-	-	-	-	1,715	-	-	18	1,733
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	-	(5)	-	-	-	(5)
Deferred tax recognized, net	14	-	-	-	-	-	(257)	-	-	(3)	(260)
Change in equity interests in subsidiaries		-	-	-	-	-	-	-	-	46	46
Increase in general reserve		-	-	-	-	35	-	-	(35)	-	-
Dividends declared	15	-	-	-	-	-	-	-	(867)	-	(867)
Currency translation adjustments		-	-	-	-	-	-	(13)	-	(4)	(17)
Appropriations to statutory reserve	32	-	-	334	167	-	-	-	(501)	-	-
As at December 31, 2005		6,195	14,835	4,743	783	430	715	(13)	5,308	526	33,522

The accompanying notes form an integral part of these financial statements.

For the year ended December 31, 2006

(in RMB million)	Notes	2006	2005
Net cash from operating activities	45	**37,265**	31,890
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of investment properties, property and equipment, and prepaid land premiums		**(1,860)**	(1,079)
Proceeds from disposal of property and equipment		**406**	111
Purchases of investments, net		**(39,205)**	(54,152)
Term deposits placed, net		**9,526**	10,918
Acquisition of a subsidiary	5	**4,351**	–
Proceeds from assets purchased under agreements to resell		**457**	–
Interest received		**9,519**	8,123
Dividends received		**2,486**	267
Rentals received		**117**	107
Net cash used in investing activities		**(14,203)**	(35,705)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from sales in assets sold under agreements to repurchase		**5,877**	6,413
Proceeds from borrowed funds		**1,502**	–
Interest paid on borrowed funds		**(37)**	–
Capital injected into subsidiaries by minority interests		**76**	–
Dividends paid		**(2,097)**	(865)
Net cash from financing activities		**5,321**	5,548
Net increase in cash and cash equivalents		**28,383**	1,733
Net foreign exchange differences		**(67)**	(18)
Cash and cash equivalents at beginning of year		**17,648**	15,933
Cash and cash equivalents at end of year	44	**45,964**	17,648

The accompanying notes form an integral part of these financial statements.

As at December 31, 2006

(in RMB million)	*Notes*	2006	2005
ASSETS			
Cash and amounts due from banks and other financial institutions		**3,916**	11,753
Fixed maturity investments		**5,483**	1,935
Equity investments		**4,226**	2,087
Investments in subsidiaries	*23*	**17,368**	10,524
Property and equipment		**69**	37
Other assets		**483**	69
Total assets		**31,545**	26,405
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the Company			
Share capital	*31*	**6,195**	6,195
Reserves	*32*	**21,941**	20,780
Retained profits/(accumulated losses)		**1,686**	(1,652)
Total equity		**29,822**	25,323
Liabilities			
Assets sold under agreements to repurchase		**–**	645
Dividends payable to shareholders		**78**	76
Due to banks and other financial institutions		**820**	–
Borrowing from a subsidiary		**–**	274
Other liabilities		**825**	87
Total liabilities		**1,723**	1,082
Total equity and liabilities		**31,545**	26,405

The accompanying notes form an integral part of these financial statements.

As at December 31, 2006

1. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its principal subsidiaries (the "Group") are mainly engaged in the provision of life insurance, property and casualty insurance, banking and other financial services.

The registered address of the Company is Ping An Building, Ba Gua No.3 Road, Shenzhen, the PRC.

The principal structure and business of the Group changed during 2006 as follows:

(1) On May 16, 2006, China Ping An Insurance Overseas (Holdings) Limited ("Ping An Overseas") established Ping An of China Asset Management (Hong Kong) Company Limited ("Ping An Asset Management (Hong Kong)") in Hong Kong. The paid-up capital of Ping An Asset Management (Hong Kong) is 25 million Hong Kong dollar ("HK$") and the Group's equity interest amounts to 100%.

(2) On July 28, 2006, the Company entered into a share purchase agreement with Shenzhen Investment Holdings Company Limited and certain shareholders of Shenzhen Commercial Bank Co., Ltd. ("SZCB") to acquire 1,008,186,384 shares representing approximately 63% of the then share capital of SZCB for a consideration of RMB1,008,186,384. Further, as part of the reorganization of SZCB and pursuant to the said share purchase agreement, the Company also entered into a subscription agreement with SZCB on the same date to subscribe for 3,902 million new shares in SZCB. The above acquisition and additional share subscription was approved by China Banking Regulatory Commission ("CBRC") on November 30, 2006. Further, on December 15, 2006, the directors of SZCB approved a transfer of 6,611,320 ordinary shares in SZCB from some of its shareholders to the Company. Upon completion of the above acquisition, share subscription and share transfer on December 15, 2006, the Group's equity interest in SZCB amounts to 89.36%.

(3) On July 31, 2006, Shenzhen Ping An Real Estate Investment Co., Ltd. ("Ping An Real Estate") together with Pan-China Real Estate (Yuxi) Company Limited established Yuxi Ping An Real Estate Co., Ltd. ("Yuxi Real Estate"). The paid-up capital of Yuxi Real Estate is RMB38.5 million and the Group's equity interest in it amounts to 79.90%.

(4) With an approval from the CBRC on September 8, 2006, China Ping An Trust & Investment Co., Ltd ("Ping An Trust") and The Hongkong and Shanghai Banking Corporation Limited ("HSBC") injected RMB146 million and United States dollars ("US$") equivalent to RMB54 million, respectively, into Ping An Bank Limited ("Ping An Bank"). Upon completion of such capital injection, the registered and paid-up capital of Ping An Bank increased to RMB614 million and the Group's equity interest in it became 72.91%. On June 23, 2006, Ping An Bank obtained approval from CBRC to provide Renminbi services to corporate customers.

(5) With an approval from the China Insurance Regulatory Commission ("CIRC") on October 17, 2006, the Company and other shareholders of Ping An Property & Casualty Insurance Company of China, Ltd ("Ping An Property & Casualty") injected RMB1.4 billion into Ping An Property & Casualty. After the capital injection, the paid-up capital of Ping An Property & Casualty increased to RMB3 billion. On December 31, 2006, the Group's interest amounts to 99.06%.

(6) On October 31, 2006, Ping An Real Estate acquired 51% equity interest of Pan-China Real Estate (Jingzhou) Co., Ltd. ("Pan-China Real Estate"). The paid-up capital of Pan-China Real Estate is US$9.7 million and the Group's equity interest in it amounts to 50.94%.

(7) On November 17, 2006 Shenzhen Debao Auto Services Co., Ltd transferred shares in Ping An Trust worth RMB16,616,000 to the Company. After the transfer, the paid-up capital of Ping An Trust remains unchanged at RMB4,200 million. On December 31, 2006, the Group's equity interest amounts to 99.88%.

(8) On December 20, 2006, the Company injected additional capital of HK$500 million into Ping An Overseas. After the capital injection, the paid-up capital of Ping An Overseas increased to HK$555 million. On December 31, 2006, the Group's equity interest amounts to 100%.

As at December 31, 2006

1. CORPORATE INFORMATION *(Continued)*

(9) During 2006, Ping An Overseas established Anseng Investment Company Limited, Timely Reach Investments Limited, Total Faith Investments Limited, Reach Investments Limited in British Virgin Islands ("BVI"). All these four companies wholly owned by the Group are for investment holding purposes.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

The Group has not applied the following key new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IAS 1 Amendment	Capital Disclosures
IFRS 7	Financial Instruments: Disclosures
IFRS 8	Operating Segments
IFRIC-Int 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC-Int 8	Scope of IFRS 2
IFRIC-Int 9	Reassessment of Embedded Derivatives
IFRIC-Int 10	Interim Financial Reporting and Impairment
IFRIC-Int 11	IFRS 2 – Group and Treasury Share Transaction
IFRIC-Int 12	Service Concession Arrangements

The IAS 1 Amendment shall be applied for annual periods beginning on or after January 1, 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

IFRS 7 shall be applied for annual periods beginning on or after January 1, 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of IAS 32.

IFRS 8 shall be applied for annual periods beginning on or after January 1, 2009 and will replace the existing IAS 14 "Segment Reporting". IFRS 8 requires an entity to adopt the "management approach" to report on the financial performance of its operating segments. Generally, the information to be reported would be that used internally for the purpose of evaluating segment performance and deciding resources allocation to operating segments. Such information may be different from what is used for preparing the income statement and balance sheet. IFRS 8 therefore requires explanations of the basis on how the segment information is prepared and reconciled to the income statement and balance sheet.

IFRIC-Int 7, IFRIC-Int 8, IFRIC-Int 9, IFRIC-Int 10, IFRIC-Int 11 and IFRIC-Int 12 shall be applied for annual periods beginning on or after March 1, 2006, May 1, 2006, June 1, 2006, November 1, 2006, March 1, 2007 and January 1, 2008, respectively.

The Group is in the process of making an assessment of the impact of the new and revised IFRSs upon initial application. So far, it has concluded that while the adoption of the IAS 1 Amendment, IFRS 7 and IFRS 8 may result in new or amended disclosures, these new and revised IFRSs may not have a significant impact on the Group's results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. The financial statements have been prepared under the historical cost convention, except for those financial instruments that have been measured at fair values. The above basis of preparing financial statements differs from that used in the statutory accounts of the Group and the Company, which are prepared in accordance with prevailing PRC Accounting Standards. The major adjustments made include measuring certain financial instruments at fair values, restating insurance contract liabilities and deferred policy acquisition costs, related deferred tax, etc.

The Group presents its balance sheet broadly in order of liquidity, with a distinction based on expectations regarding recovery or settlement within twelve months after the balance sheet date (current) and more than twelve months after the balance sheet date (non-current), presented in the notes.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Income and expense will not be offset in the income statement unless required or permitted by any accounting standard or interpretation, as specifically disclosed in the accounting policies of the Group.

As in prior years, to the extent a specific topic is not covered specifically by IFRSs, the IFRS framework permits reference to another comprehensive body of accounting principles, and therefore:

- The Group has chosen to use the revenue accounting practices currently adopted by insurance companies reporting under the Companies Ordinance and Insurance Companies Ordinance of Hong Kong; and

- The Group has made reference to specific accounting principles generally accepted in the United States for guidance on the measurement of its insurance liabilities and associated deferred policy acquisition costs, specifically, the measurement guidance provisions contained within Statements of Financial Accounting Standards No. 60 and 97.

(2) Changes in accounting policies

The Group has revised certain significant accounting policies following adoption of the following revised IFRSs which management considers to be most relevant to its current operations.

- ***IAS 39 Financial Instruments: Recognition and Measurement***

  Fair Value Option

  Effective January 1, 2006, the Group has adopted IAS 39 amendment on fair value option. As a result, the Group has an option to designate a financial asset or financial liability at fair value through profit or loss when one of the following conditions is met:

  - it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different basis; or

  - a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about such group is provided internally on that basis to an entity's key management personnel.

  During the year, the Group did not opt to designate significant new financial asset or liability at fair value through profit or loss.

As at December 31, 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(2) Changes in accounting policies *(Continued)*

- ***IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts***

  Financial Guarantee Contracts

  Effective January 1, 2006, the Group has adopted IAS 39 and IFRS 4 amendments on financial guarantee contracts. Under the amended IAS 39, financial guarantee contracts that are not considered to be insurance contracts are recognized initially at fair value and generally remeasured at the higher of the amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 "Revenue".

  Other than any financial guarantee contracts issued by the Group's banking operations which are accounted for under IAS 39, the Group has previously regarded certain contracts it issued with financial guarantee element as insurance contracts and has used accounting applicable to insurance contracts, and accordingly has elected to apply IFRS 4 to account for such contracts.

- ***IAS 19*** ***Amendment – Employee Benefits***
  IAS 21 ***Amendment – The Effects of Changes in Foreign Exchange Rates***
  IAS 39 ***Amendment – Cash Flow Hedge Accounting of Intra-group Transactions***
  IFRIC-Int 4 ***Determining whether an Arrangement contains a Lease***

  Other than additional disclosures, adoption of these revised standards and new interpretation did not have significant impact on the Group's financial statements.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers other new or revised IFRSs and related pronouncements effective in 2006 do not have significant impact on these financial statements either.

(3) Foreign currency translation

The Group presentation currency is Renminbi ("RMB"). This is also the functional currency of the Company and its domestic subsidiaries.

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. All foreign exchange differences are taken to the income statement, except when it relates to items when gains or losses are recognized directly in equity, the gain or loss is then recognized net of the exchange component in equity.

The functional currency of the overseas subsidiaries is HK$. As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of the Company at the exchange rate ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences, if material, arising on the retranslation are taken directly to a separate component of equity.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

(4) Principles of consolidation

The Group's consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31 of each year. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All significant intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(4) Principles of consolidation *(Continued)*

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet, separately from parent shareholders' equity. Acquisitions of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

(5) Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

(6) Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in associates are stated at cost less any impairment losses.

(7) Financial assets

The Group classifies its investments into financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired or originated. The available-for-sale and held-to-maturity categories are used when the relevant liability (including shareholders' funds) are relatively passively managed and/or carried at amortized cost. Financial assets are classified as at fair value through profit or loss when, for example, the Group acquire such assets to cover certain insurance and investment contract liabilities measured at fair value.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date the Group commits to purchase or sell the asset. Regular way purchases or sales of financial assets require delivery of assets within the time frame generally established by regulation or convention in the market place.

Financial assets at fair value through profit or loss has two sub categories namely financial assets held for trading and those designated at fair value through profit or loss at inception. Investments typically bought with the intention to sell in the near future are classified as held for trading. For investments designated as at fair value through profit or loss, the following criteria must be met:

As at December 31, 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(7) Financial assets *(Continued)*

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on a different basis; or

- the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.

These investments are initially recorded at fair value. Subsequent to initial recognition, these investments are remeasured at fair value. Fair value adjustments and realized gain and loss are recognized in the income statement.

Financial assets at fair value through profit or loss include derivative financial instruments.

Held-to-maturity financial assets are non-derivative financial assets that comprise fixed or determinable payments and maturities of which the Group has the positive intention and ability to hold until maturity. Investments intended to be held for an undefined period are not included in this classification. These investments are initially recognized at cost, being the fair value of the consideration paid for the acquisition of the investment. All transaction costs directly attributable to the acquisition are also included in the cost of the investment. Subsequent to initial recognition, these investments are carried at amortized cost, using the effective interest method. The cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These investments are initially recognized at cost, being the fair value of the consideration paid for the acquisition of the investment. All transaction costs directly attributable to the acquisition are also included in the cost of the investment. Subsequent to initial recognition, these investments are carried at amortized cost, using the effective interest method. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or which are not classified in any of the above categories. These investments are initially recorded at fair value. Subsequent to initial recognition, these investments are remeasured at fair value. Fair value gains and losses are reported as a separate component of equity until the investment is derecognized or the investment is determined to be impaired. On derecognition or impairment, the cumulative fair value gains and losses previously reported in equity is transferred to the income statement.

(8) Derivative financial instruments

Derivative financial instruments include options embedded in convertible bonds purchased by the Group, derivatives embedded in certain insurance contracts, interest rate swaps and futures, credit default swaps, cross currency swaps, forward currency contracts, and options on interest rates, currencies and equities, etc. Derivative financial instruments are classified as held for trading unless they are designated as effective hedging instruments. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(8) Derivative financial instruments *(Continued)*

Embedded derivatives are treated as separate derivatives and are recorded at fair value if their economic characteristics and risks are not closely related to those of the related host contract and the host contract is not itself recorded at fair value through the income statement. Embedded derivatives that meet the definition of insurance contracts are treated and measured as insurance contracts.

Derivative financial instruments held for trading are typically entered into with the intention to settle in the near future. These instruments are initially recorded at fair value. Subsequent to initial recognition, these instruments are remeasured at fair value. Fair value adjustments and realized gains and losses are recognized in the income statement.

(9) Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices for assets and offer prices for liabilities, at the close of business on the balance sheet date. If quoted market prices are not available, reference can also be made to broker or dealer price quotations.

For investments in open ended investment funds, fair value is determined by reference to published bid-values.

For financial instruments where there is not an active market, the fair value is determined by using valuation techniques. Such techniques include using recent arm's length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management's best estimates and the discount rate used is a market related rate for a similar instrument. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

The fair value of floating rate and overnight deposits with credit institutions is their carrying value. The carrying value is the cost of the deposit and accrued interest. The fair value of fixed interest bearing deposits is estimated using discounted cash flow techniques. Expected cash flows are discounted at current market rates for similar instruments at the balance sheet date.

If the fair value can not be measured reliably, these financial instruments are measured at cost, being the fair value of the consideration paid for the acquisition of the investment or the amount received on issuing the financial liability. All transaction costs directly attributable to the acquisition are also included in the cost of the investment.

(10) Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

For held-to-maturity financial assets and loans and other receivables carried at amortized cost, the amount of the impairment loss is measured as the difference between the financial asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced by the impairment loss and the loss is recorded in the income statement.

As at December 31, 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(10) Impairment of financial assets *(Continued)*

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. The impairment assessment is performed at each balance sheet date.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments classified at available-for-sale are reversed through the income statement if the increase in the fair value of the instruments can be objectively related to an event occurring after the impairment losses were recognized in the income statement.

For assets carried at cost, if there is objective evidence that an impairment loss on an unquoted equity investment that is not carried at fair value, because its fair value can not be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return of a similar asset. Impairment for these assets is not reversed.

(11) Derecognition of financial assets

A financial asset (or, when applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either:
  - has transferred substantially all the risks and rewards of the asset, or
  - has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(11) Derecognition of financial assets *(Continued)*

When continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(12) Assets purchased under agreements to resell

The Group enters into purchases of assets under agreements to resell substantially identical assets. These agreements are classified as loans and receivables. Assets purchased under agreements to resell are recorded at the cost of the amounts advanced. The amounts advanced under these agreements are reflected as assets in the balance sheet. The Group may not take physical possession of assets purchased under agreements to resell. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying assets.

(13) Investment properties

Investment properties are interest in buildings that are held to earn rental income rather than for the supply of services or for administrative purposes.

Investment properties are initially measured at cost, which is the fair value of the consideration given to acquire them, including transaction costs. Subsequently, all investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value (5% of original cost), over the estimated useful lives. The estimated useful lives of investment properties vary from 30 to 35 years.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

Transfers to, or from, investment properties are made when, and only when, there is evidence of a change in use.

(14) Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprises cash on hand, demand deposits, current accounts with central bank and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

(15) Assets sold under repurchase agreements

Assets sold under repurchase agreements are recorded at the cost of the borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying assets and such collateral assets continue to be carried on the balance sheet.

As at December 31, 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(16) Deferred policy acquisition costs

(a) Deferred policy acquisition costs for long term traditional insurance, investment-linked and universal life insurance contracts

The costs of acquiring new business, including commissions, underwriting, marketing and policy issue expenses, which vary with and are directly related to the production of the new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of the issue of the policy and at the end of each accounting period.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortized over the expected life of the insurance contracts as a constant percentage of expected premiums, which are estimated at the date of the issue of the policy and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for long term investment-linked and universal life insurance contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits that are expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in the consolidated income statement.

The effect on the deferred policy acquisition costs to reflect the change in amortization that would have been necessary if unrealized gains on investments had actually been realized is recognized through an offset to unrealized gains or losses in equity.

(b) Deferred policy acquisition costs for property and casualty and short term life insurance policies

Acquisition costs, being primarily commissions and premium taxes, which vary with and are directly related to the acquisition of business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts, after considering expected future investment income. Contributions received from reinsurers towards acquisition costs are deferred in an identical manner.

(17) Property and equipment

Property and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the income statement in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(17) Property and equipment *(Continued)*

Depreciation is calculated on the straight-line basis to write off the cost of each item of property and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

	Estimated residual values	Estimated useful lives
Leasehold improvements	–	Over the shorter of economic useful lives and terms of the leases
Buildings	5%	30-35 years
Office equipment, furniture and fixtures	5%	5 years
Motor vehicles	5%	5-8 years

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the items of property and equipment.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

(18) Construction-in-progress

Construction-in-progress represents costs incurred in the construction of office premises, as well as the cost of equipment pending installation.

No provision for depreciation is made on construction-in-progress until such time the relevant assets are completed and put into use.

(19) Prepaid land premiums

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognized on a straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and the buildings as a finance lease in property and equipment.

(20) Business combinations and goodwill

Business combinations are accounted for using acquisition accounting method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

Goodwill acquired in business combination is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units, or groups of cash generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated:

- represents the lowest within the Group at which the goodwill is monitored for internal management purpose; and

As at December 31, 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(20) Business combinations and goodwill *(Continued)*

- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with IAS 14 *Segment Reporting*.

Where goodwill forms part of cash generating unit (or group of cash generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash generating unit retained.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and unamortized goodwill is recognized in the income statement.

(21) Insurance product classification

(a) Insurance contracts

Insurance contracts are defined as those containing significant insurance risk at the inception of the contracts, or those where at the inception of the contracts there is a scenario with commercial substance where the level of insurance risk may be significant over time. The significance of insurance risk as determined by the Group is dependent on both the probability of an insurance event and the magnitude of its potential effect.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period.

(b) Investment contracts

Insurance policies not considered insurance contracts under IFRS 4 are classified as investment contracts. Investment contracts are classified into with and without discretionary participation features ("DPF"). Deposits collected under investment contracts without DPF are not accounted for through the income statement but are accounted for directly through the balance sheet as an adjustment to investment contract liabilities. Deposits collected under investment contracts with DPF are accounted for through the income statement as if they are insurance contracts.

(22) Insurance contract liabilities

(a) Long term life insurance policyholders' reserves

Long term life insurance contracts are intended to be of greater than twelve months duration, are not subject to unilateral changes in the contract terms and require the performance of various functions and services (including, but not limited to, insurance protection) for an extended period.

Policyholders' reserves represent the estimated future benefit liability payable to policyholders for long term life insurance policies, other than policyholders' account balances in respect of investment-linked and universal life insurance contracts.

Liabilities for contractual benefits that are expected to be incurred in the future are recorded when the related premiums are recognized. Such liabilities for life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, policyholder dividends and investment return, including a margin for adverse deviation. The assumptions are established at the time of the issue of the policy and remain unchanged except where loss recognition occurs. For participating life insurance policies, under current PRC insurance regulations, not less than 70% of the distributable surplus (as determined based on the contracts, prevailing insurance regulations and on the Group's distribution basis) must be allocated for the benefit of policyholders, and this obligation is provided for within total liabilities. After the respective amounts allocated to policyholders and to the Group have been deducted from distributable surplus, any unallocated portion at the end of the reporting period is held within liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(22) Insurance contract liabilities *(Continued)*

(a) Long term life insurance policyholders' reserves (Continued)

For policies where the premium payment period is less than the policy term, an extra reserve, often known as deferred profit liability, is also included in policyholders' reserves. The deferred profit liability ensures a profit emergence in a constant relationship to the amount of insurance in force.

The policyholders' share of unrealized gains, which may be paid to participating policyholders in the future, is included in policyholders' reserves for these contracts.

(b) Claim reserves

These comprise a best estimate of insurance contract provisions for the ultimate cost of all claims incurred but not settled at the balance sheet date, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries. Significant delays can be experienced in the notification and settlement of claims and therefore, the ultimate cost cannot be known with certainty at the balance sheet date. The methods of determining such estimates and establishing the resulting liabilities are continually reviewed and updated. Resulting adjustments are reflected in the income statement for the period. The Group does not discount its claim reserves.

(c) Unearned premium reserves

Upon inception of property and casualty and short term life insurance contracts, premiums are recorded as written and are earned on a pro-rata basis over the term of the related policy coverage. The unearned premium reserves represent the portions of premiums written relating to unexpired periods of coverage.

(d) Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of the related deferred policy acquisition costs. In performing these tests, current best estimates of future contractual cash flows, claims handling and policy administration expenses, as well as investment income from assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement initially by writing off deferred policy acquisition costs and subsequently by establishing a provision for losses arising from the liability adequacy tests. As mentioned above, long term life insurance contracts with fixed terms are measured based on assumptions set out at the inception of the policies. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions are used for the subsequent measurement of these liabilities. For short term life and property and casualty insurance contracts, a provision is assessed on the basis of estimates of future claims, costs, premiums earned, etc.

(23) Investment contract liabilities

The policies that do not meet the definition of an insurance contract are investment contracts and carried at amortized cost or estimated fair value.

(24) Investment-linked business

The assets and liabilities related to investment-linked contracts which are regarded as insurance contracts are presented as policyholder account assets and liabilities in respect of insurance contracts. For assets and liabilities related to investment-linked contracts regarded as investment contracts, they are presented as policyholder account assets and liabilities in respect of investment contracts.

Revenue from investment-linked business consists of policy fees which are used to cover the insured risks and associated costs. Policy fees include fees for the cost of insurance, administration fees and gains on surrenders. Amounts received other than policy fees collected as premiums and administration fees from these contracts are reported as policyholder account liabilities. Policy benefits and claims incurred in the period are charged to claim expenses in the consolidated income statement, to the extent such amounts are not covered by the said liabilities.

As at December 31, 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(24) Investment-linked business *(Continued)*

Policyholder account assets and liabilities represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. The net investment income on policyholder account assets accrues directly to the policyholders. The assets and liabilities of each investment-linked fund are carried at estimated market value and are segregated from each other and from the rest of the Group's invested assets.

(25) Universal life business

Revenue for these contracts consists of policy fees which are used to cover the insured risks and associated costs, as well as related investment income. Policy fees include fees for the cost of insurance, administration fees and gains on surrenders. These fees collected with respect to future services are deferred and recognized in a manner similar to the deferred policy acquisition costs related to such contracts. Expenses include interest credited to policyholder contract deposits and benefit payments made in excess of policyholder contract deposits.

(26) Dividends

Dividends are proposed by the directors, and are approved by the shareholders before they are recognized as a liability.

(27) Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognized on the following bases:

(a) Premiums income

Premiums from long term, traditional and participating life insurance contracts are recognized as revenue when premiums as stated in the contracts are considered collectible from the policyholders. Premiums from long term property and casualty insurance contracts are recognized as revenue when due from policyholders. Short term property and casualty and life insurance premiums, net of endorsements, are recorded as written at the inception of risk.

(b) Investment-linked business

Policy fees from investment-linked business are the difference between premiums received for investment-linked contracts and the amounts of premiums allocated to policyholder account liabilities.

Administration fees are computed at the predetermined contract rate and are charged at the end of each month.

(c) Universal life business

Those parts of the premiums used to cover the insured risks and associated costs are treated as premium income. These include fees for the cost of insurance, administration fees, surrender charges, etc.

(d) Interest income

Interest income is recognized as it accrues (using the effective interest method by applying the rate that exactly discounts estimated future cash receipts through the expected life of a financial instrument to its net carrying amount). Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(27) Revenue recognition *(Continued)*

(e) Other fees and commission income

The Group earns other fees and commission income from a diverse range of services it provides to its customers. Other fees income can be divided into the following two categories:

Fees income earned from services that are provided over a certain period of time

Fees earned for the provision of services over a period of time are accrued over that period. These fees include investment fund administration fees, custodian fees, fiduciary fees, credit related fees, asset management fees, portfolio and other management fees, advisory fees, etc. However, loan commitment fees for loans that are likely to be drawn down are deferred (together with any incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

Fees income from providing transaction services

Fees arising from negotiating or participating in the negotiation of a transaction for a third party – such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses – are recognized on the completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria. These fees include underwriting fees, corporate finance fees, brokerage fees, etc. Loan syndication fees are recognized in the income statement when the syndication has been completed and the Group retains no part of the loans for itself or retains part at the same effective interest rate as for the other participants.

(f) Dividend income

Dividends income is recognized when the right to receive dividend payment is established.

(28) Reinsurance

The Group cedes insurance risk in the normal course of business for its insurance businesses. Reinsurance assets represent balances due from reinsurance companies. Recoverable amounts are estimated in a manner consistent with the outstanding claims provision and are in accordance with the reinsurance contracts.

An impairment review is performed at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when objective evidence exists that the Group may not recover outstanding amounts under the terms of the contract and when the impact on the amounts that the Group will receive from the reinsurer can be measured reliably. The impairment loss is recorded in the income statement.

Gains or losses on buying reinsurance are recognized in the income statement immediately at the date of purchase and are not amortized.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders. The Group also assumes reinsurance risk in the normal course of business for life insurance and non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as income and expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the associated reinsurance contracts.

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance.

Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

As at December 31, 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(29) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated income statement on a straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated results on a straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognized as a reduction of rental expenses over the lease terms on a straight-line basis.

(30) Employee benefits

(a) Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(b) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(c) Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

(31) Share-based payment transactions

Employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for share appreciation rights which are settled in cash.

The cost of share appreciation rights is measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments are granted. The liability is remeasured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the income statement.

(32) Tax

Income tax comprises current and deferred tax. Income tax is recognized in the income statement, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(32) Tax *(Continued)*

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(33) Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset's recoverable amount. A non-financial asset's recoverable amount is the higher of the asset's or cash generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

As at December 31, 2006

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(33) Impairment of non-financial assets *(Continued)*

For non-financial assets other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units), to which the goodwill relates. The recoverable amount is the higher of its fair value less costs to sell and its value-in-use, determined on an individual asset (or cash generating unit) basis, unless the individual asset (or cash generating unit) does not generate cash flows that are largely independent from those of other assets or groups of assets (or groups of cash generating units). Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Intangible assets with indefinite useful lives are tested for impairment annually at each year end either individually or at the cash generating unit level, as appropriate.

(34) Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be settled simultaneously upon reimbursement from customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as commitments.

(35) Fiduciary activities

Where the Group acts in a fiduciary capacity such as nominee, trustee or agent, assets arising thereon together with related undertakings to return such assets to customers are excluded from the balance sheet.

The Group's banking operation grants entrusted loans on behalf of third-party lenders, which are recorded off-balance sheet. The Group, as an agent, grants such entrusted loans to borrowers under the direction of those third-party lenders who fund these loans. The Group has been contracted by those third-party lenders to manage the administration and collection of these loans on their behalf. Those third-party lenders determine both the underwriting criteria for and the terms of all entrusted loans including their purposes, amounts, interest rates, and repayment schedules. The Group charges a commission related to its activities in connection with entrusted loans which is recognized ratably over the period in which the service is provided. The risk of loss is borne by those third-party lenders.

(36) Financial guarantee contracts

The Group's banking operation issues letters of credit and letters of guarantee. These financial guarantee contracts provide for specified payments to be made to reimburse the holder for a loss it incurs when a guaranteed party defaults under the original or modified terms of a debt instrument, loan or other obligation. The Group initially measures such contracts at fair value. This amount is recognized ratably over the period of the contract to fees and commission income. Subsequently, the liabilities are measured as the higher of the initial fair value less cumulative amortization and the fair value of the provision related to the Group's obligation under the contract. The change in fair value of the provision due to impairment is recognized in the income statement as impairment losses.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(36) Financial guarantee contracts *(Continued)*

Apart from the above financial guarantee contracts issued by the Group's banking operations which are accounted for under IAS 39, the Group has previously regarded certain contracts it issued with financial guarantee element as insurance contracts and has used accounting applicable to insurance contracts, and accordingly has elected to apply IFRS 4 to account for such contracts.

(37) Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and judgments that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations and assumptions, which has the most significant effect on the amounts recognized in the financial statements.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(1) Valuation of insurance contract liabilities

Life insurance contract liabilities

The liability for life insurance contracts (including investment contracts with DPF liabilities) is either based on current assumptions or on assumptions established at inception of the contract, reflecting the best estimate at the time increased with a margin for risk and adverse deviation. All contracts are subject to a liability adequacy test, which reflect management's best current estimate of future cash flows.

Certain acquisition costs related to the sale of new policies are recorded in deferred policy acquisition costs and are amortized to the income statement over time. If the assumptions relating to future profitability of these policies are not realized, the amortization of these costs could be accelerated and may require additional write-offs to the income statement.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(Continued)*

Estimates and assumptions *(Continued)*

(1) Valuation of insurance contract liabilities *(Continued)*

Life insurance contract liabilities (Continued)

The main assumptions used relate to mortality, morbidity, longevity, investment returns, expenses, lapse and surrender rates and discount rates. The Group base mortality and morbidity tables on standard industry and national tables which reflect historical experiences, adjusted when appropriate to reflect the Group's unique risk exposure, product characteristics, target markets and own claims severity and frequency experiences. For those contracts that insure risk to longevity, prudent allowance is made for expected future mortality improvements, but epidemics, as well as wide ranging changes to life style, could result in significant changes to the expected future mortality exposure.

Estimates are also made as to future investment income arising from the assets backing life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments.

Assumptions on future expense are based on current expense levels, adjusted for expected expense inflation adjustments if appropriate.

Lapse and surrender rates depend on product features, policy duration and external circumstance, such as sale trends. Credible own experience is used in establishing these assumptions.

Discount rates are based on current industry risk rates, adjusted for the Group's own risk exposure.

Property and casualty and short term life insurance contract liabilities

For property and casualty and short term life insurance contracts, estimates have to be made both for the expected ultimate cost of claims reported at the balance sheet date and for the expected ultimate cost of claims incurred but not yet reported at the balance sheet date ("IBNR"). It may take a significant period of time before the ultimate claims cost can be established with certainty and for some type of policies, IBNR claims form the majority of the balance sheet liability. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques, such as Chain Ladder and Bornhuetter-Ferguson methods.

The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analyzed by accident years, but can also be further analyzed by geographical area, as well as by significant business lines and claim types. Large claims are usually separately addressed, either by being reserved at the face value of loss adjustor estimates or separately projected in order to reflect their future development. In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historic claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in future, (for example to reflect one-off occurrences, changes in external or maker factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures) in order to arrive at the estimated ultimate cost of claims that present the likely outcome from the range of possible outcomes, taking account of all the uncertainties involved. A margin for adverse deviation may also be included in the liability valuation.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(Continued)*

Estimates and assumptions *(Continued)*

(2) Valuation of investment contracts without DPF liabilities

Unitized investment contract fair values are determined by reference to the values of the assets backing the liabilities, which are based on the value of the unit-linked funds.

Non-unitized investment contract fair values are determined by using valuation techniques, such as discounted cash flow methods. A variety of factors are considered in these valuation techniques, including time value of money, volatility, policyholder behavior, servicing cost and fair values of similar instruments.

(3) Fair value of financial assets and derivative financial instruments determining using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, such as recent arm's length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing model. For reference to similar instruments, instruments should have similar credit ratings.

For discounted cash flow analysis, estimated future cash flows and discount rates are based on current market information and rates applicable to financial instruments with similar yields, credit quality and maturity characteristics. Estimated future cash flows are influenced by factors such as economic conditions (including country specific risks), concentrations in specific industries, types of instruments or currencies, market liquidity and financial conditions of counterparties. Discount rates are influenced by risk free interest rates and credit risk.

Option pricing models incorporate all factors that market participants would consider and are based on observable market data when available. These models consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions.

The valuation techniques described above are calibrated annually.

(4) Impairment losses of loans and advances

The Group reviews its loans and advances at each reporting date to assess whether an allowance for impairment should be recorded in the income statement. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

In addition to specific allowance against individually significant loans and advances, the Group also makes a collective impairment allowance against exposures which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when originally granted. This takes into consideration factors such as any deterioration in country risk, industry, and technological obsolescence, as well as identified structural weaknesses or deterioration in cash flows.

As at December 31, 2006

5. BUSINESS COMBINATION

On December 15, 2006, following approvals from the regulatory authorities, the Group completed its acquisition of 89.36% equity interest in SZCB.

The fair value of the identifiable assets and liabilities acquired and goodwill arising as at the date of acquisition were:

(in RMB million)	Fair value recognized on acquisition	Carrying value
Balances with central bank	7,338	7,338
Cash and amounts due from banks and other financial institutions	3,410	3,410
Loans and advance to customers	43,700	43,700
Investments	23,249	23,236
Investment properties	107	102
Property and equipment	442	404
Deferred income tax assets	417	417
Other assets	1,700	1,339
Sub-total	80,363	79,946
Due to banks and other financial institutions	3,684	3,684
Customer deposits	67,335	67,335
Deferred income tax liabilities	63	–
Other liabilities	3,849	3,849
Sub-total	74,931	74,868
Fair value of net assets	5,432	5,078
Fair value of net assets acquired attributable to the Group	4,854	
Goodwill arising on acquisition	82	
Cost of acquisition	4,936	
Cash outflow on acquisition of the subsidiary:		
Net cash acquired with the subsidiary	9,282	
Cash paid	(4,931)	
Net cash inflow	4,351	

From the date of acquisition, SZCB has contributed RMB65 million to the net profit of the Group. Disclosure of the Group's consolidated total revenue and net profit as if SZCB was acquired since 1 January 2006, which is required under IFRS 3 Business Combinations, is impracticable due to SZCB's lack of detailed information for IFRS reporting purposes as at that date. At that time, SZCB prepared accounts in accordance with PRC Accounting Standards only.

The cost of acquisition includes directly attributable costs including legal, due diligence and other professional fees.

6. SEGMENT REPORTING

The Group's business segment information is currently divided into five business segments – life insurance business, property and casualty insurance business, banking business, corporate business, and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for the year were mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

The segment analysis as at and for the year ended December 31, 2006 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
Income statement							
Gross written premiums and policy fees	53,622	16,074	-	-	-	-	69,696
Less: Premiums ceded to reinsurers	(631)	(3,640)	-	-	-	-	(4,271)
Increase in unearned premium reserves, net	(290)	(2,122)	-	-	-	-	(2,412)
Net earned premiums	52,701	10,312	-	-	-	-	63,013
Reinsurance commission income	278	1,271	-	-	-	-	1,549
Interest income of banking operations	-	-	192	-	-	-	192
Other fees and commission income	73	-	10	-	1,092	(560)	615
Investment income	19,298	684	44	1,321	535	(11)	21,871
Other income	524	46	22	29	223	(141)	703
Total income	72,874	12,313	268	1,350	1,850	(712)	87,943
Change in deferred policy acquisition costs	4,808	672	-	-	-	-	5,480
Claims and policyholders' benefits	(58,890)	(7,178)	-	-	-	-	(66,068)
Changes in fair value of derivative financial liabilities	104	-	-	-	(4)	-	100
Commission expenses of insurance operations	(6,559)	(1,572)	-	-	-	53	(8,078)
Interest expenses of banking operations	-	-	(80)	-	-	-	(80)
Other fees and commission expenses	(32)	-	(3)	-	(47)	32	(50)
Loan loss provisions, net of reversals	-	-	(2)	-	(1)	-	(3)
Foreign currency losses	(413)	(16)	(1)	(26)	(10)	-	(466)
General and administrative expenses	(6,007)	(3,029)	(86)	(891)	(833)	616	(10,230)
Total expenses	(66,989)	(11,123)	(172)	(917)	(895)	701	(79,395)
Operating profit before tax	5,885	1,190	96	433	955	(11)	8,548
Income taxes	(181)	(142)	(25)	(42)	(158)	-	(548)
Net profit	5,704	1,048	71	391	797	(11)	8,000
Balance sheet							
Segment assets	359,825	24,211	85,591	31,272	15,751	(22,341)	494,309
Segment liabilities	340,917	19,621	79,410	1,721	9,833	(4,943)	446,559
Other segment information							
Capital expenditure	1,372	274	56	47	111	-	1,860
Depreciation	419	118	3	11	30	-	581
Amortization of prepaid land premiums	20	-	-	-	1	-	21
Impairment losses reversal	(90)	1	-	-	(60)	-	(149)
Total other non-cash expenses charged to consolidated results	31	69	-	-	3	-	103

As at December 31, 2006

6. SEGMENT REPORTING *(Continued)*

The segment analysis as at and for the year ended December 31, 2005 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
Income statement							
Gross written premiums and policy fees	46,945	12,076	-	-	-	-	59,021
Less: Premiums ceded to reinsurers	(810)	(3,431)	-	-	-	-	(4,241)
Increase in unearned premium reserves, net	(331)	(1,250)	-	-	-	-	(1,581)
Net earned premiums	45,804	7,395	-	-	-	-	53,199
Reinsurance commission income	227	1,144	-	-	-	-	1,371
Interest income of banking operations	-	-	25	-	-	-	25
Other fees and commission income	108	-	-	-	272	(126)	254
Investment income	8,545	398	-	624	88	-	9,655
Other income	302	51	-	74	96	(32)	491
Total income	54,986	8,988	25	698	456	(158)	64,995
Change in deferred policy acquisition costs	3,645	185	-	-	-	-	3,830
Claims and policyholders' benefits	(45,116)	(5,259)	-	-	-	-	(50,375)
Changes in fair value of derivative financial liabilities	(6)	-	-	-	-	-	(6)
Commission expenses of insurance operations	(5,168)	(820)	-	-	-	60	(5,928)
Interest expenses of banking operations	-	-	(7)	-	-	-	(7)
Other fees and commission expenses	(46)	-	-	-	(18)	46	(18)
Loan loss provisions, net of reversals	73	-	-	-	-	-	73
Foreign currency losses	(379)	(7)	-	(3)	(2)	(14)	(405)
General and administrative expenses	(4,321)	(2,294)	(11)	(416)	(371)	66	(7,347)
Total expenses	(51,318)	(8,195)	(18)	(419)	(391)	158	(60,183)
Operating profit before tax	3,668	793	7	279	65	-	4,812
Income taxes	(124)	(371)	-	(40)	(12)	-	(547)
Net profit	3,544	422	7	239	53	-	4,265
Balance sheet							
Segment assets	278,534	18,791	1,118	26,405	6,772	(11,914)	319,706
Segment liabilities	266,961	16,428	620	1,096	2,308	(1,229)	286,184
Other segment information							
Capital expenditure	872	149	-	31	27	-	1,079
Depreciation	389	107	1	3	36	-	536
Amortization of prepaid land premiums	20	-	-	-	-	-	20
Impairment losses recognized	52	-	-	-	23	-	75
Total other non-cash expenses charged to consolidated results	(60)	110	(1)	-	-	-	49

6. SEGMENT REPORTING *(Continued)*

Analysis of written premiums and policy fees is as follows:

For the year ended December 31, (in RMB million)	2006	2005
Gross		
Life		
Individual life		
Single premiums and policy fees	**2,954**	2,628
First year regular premiums and policy fees	**7,918**	5,497
Renewal premiums and policy fees	**34,998**	30,633
	45,870	38,758
Bancassurance		
Single premiums and policy fees	**614**	872
First year regular premiums and policy fees	**66**	35
Renewal premiums and policy fees	**248**	226
	928	1,133
Group insurance	**6,824**	7,054
Life business gross written premiums and policy fees	**53,622**	46,945
Property and casualty		
Automobile insurance	**11,057**	7,497
Non-automobile insurance	**4,207**	4,044
Accident and health insurance	**810**	535
Property and casualty business gross written premiums	**16,074**	12,076
Gross written premiums and policy fees	**69,696**	59,021
Net of reinsurance premiums ceded		
Life		
Individual life	**45,839**	38,600
Bancassurance	**928**	1,133
Group insurance	**6,224**	6,402
	52,991	46,135
Property and casualty		
Automobile insurance	**9,650**	6,304
Non-automobile insurance	**1,994**	1,851
Accident and health insurance	**790**	490
	12,434	8,645
Net written premiums and policy fees	**65,425**	54,780

As at December 31, 2006

7. GROSS WRITTEN PREMIUMS AND POLICY FEES

For the year ended December 31, (in RMB million)	2006	2005
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC Accounting Standards	**85,984**	71,624
Less: Business tax and surcharges	**(1,130)**	(857)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**84,854**	70,767
Less: Premium deposits allocated to policyholder contract deposits	**(11,553)**	(8,532)
Premium deposits allocated to policyholder accounts	**(3,322)**	(3,214)
Premium deposits allocated to investment contracts	**(283)**	–
Gross written premiums and policy fees	**69,696**	59,021
Long term life business gross written premiums and policy fees	**48,578**	42,420
Short term life business gross written premiums	**5,044**	4,525
Property and casualty business gross written premiums	**16,074**	12,076
Gross written premiums and policy fees	**69,696**	59,021

8. NET INTEREST INCOME OF BANKING OPERATIONS

(1) Interest income of banking operations

For the year ended December 31, (in RMB million)	2006	2005
Loans and advances to customers	**132**	6
Balances with central bank	**5**	–
Cash and amounts due from banks and other financial institutions	**55**	19
Total	**192**	25

(2) Interest expenses of banking operations

For the year ended December 31, (in RMB million)	2006	2005
Customer deposits	**47**	1
Due to banks and other financial institutions	**33**	6
Total	**80**	7

(3) Net interest income of banking operations

For the year ended December 31, (in RMB million)	2006	2005
Interest income of banking operations	**192**	25
Less: interest expenses of banking operations	**(80)**	(7)
Net interest income of banking operations	**112**	18

9. NET OTHER FEES AND COMMISSION INCOME

(1) Other fees and commission income

For the year ended December 31, (in RMB million)	2006	2005
Credit related fees and commissions	**7**	–
Brokerage fees	**346**	115
Underwriting commission income	**140**	79
Trust service fees	**83**	16
Others	**39**	44
Total	**615**	254

(2) Other fees and commission expense

For the year ended December 31, (in RMB million)	2006	2005
Brokerage fees paid	**42**	7
Other fees paid	**8**	11
Total	**50**	18

(3) Net other fees and commission income

For the year ended December 31, (in RMB million)	2006	2005
Other fees and commission income	**615**	254
Less: other fees and commission expense	**(50)**	(18)
Net other fees and commission income	**565**	236

10. INVESTMENT INCOME

(1) Net investment income

For the year ended December 31, (in RMB million)	2006	2005
Interest income on fixed maturity investments		
Bonds		
– Held-to-maturity	**4,836**	4,315
– Available-for-sale	**1,717**	1,154
– Carried at fair value through profit or loss	**92**	50
Term deposits		
– Loans and receivables	**2,991**	3,463
Others		
– Loans and receivables	**88**	63
Dividend income on equity investments		
Equity investment funds		
– Available-for-sale	**1,625**	82
– Carried at fair value through profit or loss	**548**	90
Equity securities		
– Available-for-sale	**237**	84
– Carried at fair value through profit or loss	**113**	11
Operating lease income from investment properties	**117**	107
Interest expenses on assets sold under agreements to repurchase	**(166)**	(81)
Total	**12,198**	9,338
Yield of net investment income (% per annum)	**4.6**	4.2

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

As at December 31, 2006

10. INVESTMENT INCOME *(Continued)*

(2) Realized gains/(losses)

For the year ended December 31, (in RMB million)	2006	2005
Fixed maturity investments		
– Available-for-sale	**103**	258
– Carried at fair value through profit or loss	**170**	43
Equity investments		
– Available-for-sale	**2,923**	(253)
– Carried at fair value through profit or loss	**3,124**	(553)
Derivative financial instruments		
– Carried at fair value through profit or loss	**237**	–
Total	**6,557**	(505)

(3) Unrealized gains/(losses)

For the year ended December 31, (in RMB million)	2006	2005
Fixed maturity investments		
– Carried at fair value through profit or loss	**(9)**	10
Equity investments		
– Carried at fair value through profit or loss	**3,117**	808
Derivative financial instruments		
– Carried at fair value through profit or loss	**8**	4
Total	**3,116**	822

(4) Total investment income

For the year ended December 31, (in RMB million)	2006	2005
Net investment income	**12,198**	9,338
Realized gains/(losses)	**6,557**	(505)
Unrealized gains	**3,116**	822
Total	**21,871**	9,655
Yield of total investment income (% per annum)	**8.3**	4.3

Lease income from investment properties and foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yield.

11. OTHER INCOME

For the year ended December 31, (in RMB million)	2006	2005
Investment-linked business administration fees	**219**	177
Interest income on cash equivalents from insurance operations	**214**	205
Others	**270**	109
Total	**703**	491

12. CLAIMS AND POLICYHOLDERS' BENEFITS

(1)

For the year ended December 31, (in RMB million)	**2006**		
	Gross	**Recovered from reinsurers**	**Net**
Claims and claim adjustment expenses	**12,735**	**(2,479)**	**10,256**
Surrenders	**6,293**	–	**6,293**
Annuities	**2,922**	–	**2,922**
Maturities and survival benefits	**3,167**	–	**3,167**
Policyholder dividends and provisions	**1,487**	–	**1,487**
Interest credited to policyholder contract deposits	**523**	–	**523**
Subtotal	**27,127**	**(2,479)**	**24,648**
Increase in policyholders' reserves	**41,420**	–	**41,420**
Total	**68,547**	**(2,479)**	**66,068**

For the year ended December 31, (in RMB million)	2005		
	Gross	Recovered from reinsurers	Net
Claims and claim adjustment expenses	10,304	(2,474)	7,830
Surrenders	5,618	–	5,618
Annuities	2,765	–	2,765
Maturities and survival benefits	3,369	–	3,369
Policyholder dividends and provisions	1,064	–	1,064
Interest credited to policyholder contract deposits	172	–	172
Subtotal	23,292	(2,474)	20,818
Increase in policyholders' reserves	29,557	–	29,557
Total	52,849	(2,474)	50,375

(2)

For the year ended December 31, (in RMB million)	**2006**		
	Gross	**Recovered from reinsurers**	**Net**
Long term life insurance contracts benefits	**56,960**	**(5)**	**56,955**
Short term life insurance claims	**2,469**	**(534)**	**1,935**
Property and casualty insurance claims	**9,118**	**(1,940)**	**7,178**
Total	**68,547**	**(2,479)**	**66,068**

For the year ended December 31, (in RMB million)	2005		
	Gross	Recovered from reinsurers	Net
Long term life insurance contracts benefits	43,615	(5)	43,610
Short term life insurance claims	2,082	(576)	1,506
Property and casualty insurance claims	7,152	(1,893)	5,259
Total	52,849	(2,474)	50,375

As at December 31, 2006

13. OPERATING PROFIT BEFORE TAX

(1) Operating profit before tax is arrived at after charging/(crediting) the following items:

For the year ended December 31, (in RMB million)	2006	2005
Employee costs *(Note 13(2))*	**5,121**	3,095
Provision for insurance guarantee fund	**271**	209
Depreciation of investment properties	**86**	50
Depreciation of property and equipment	**495**	486
Amortization of prepaid land premiums	**21**	20
Loss/(gain) on disposal of property and equipment and investment properties	**(45)**	19
Charge/(write-back) of impairment losses on investment properties, property and equipment, and prepaid land premiums	**(149)**	75
Provision for doubtful debts, net	**100**	122
Loan loss provisions, net of reversals	**3**	(73)
Auditors' remuneration:		
– Annual audit fees	**14**	10
Operating lease payments in respect of land and buildings	**525**	506

(2) Employee costs

For the year ended December 31, (in RMB million)	2006	2005
Wages, salaries and bonuses	**4,079**	2,626
Retirement benefits, social security contributions and welfare benefits	**1,042**	469
Total	**5,121**	3,095

14. INCOME TAXES

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible and non-taxable items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Located in Special Economic Zones and Ping An Bank	15%
	– Located outside the Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

14. INCOME TAXES *(Continued)*

For the year ended December 31, (in RMB million)	2006	2005
Consolidated income statement		
Current income tax	**635**	396
Less: 2004 and 2005 tax credit received in 2006	**(289)**	–
	346	396
Deferred income tax relating to the origination and reversal of temporary differences:		
Policyholders' reserves	**(982)**	(451)
Claim reserves	**(270)**	(64)
Unearned premium reserves	**(2)**	46
Deferred policy acquisition costs	**1,134**	575
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	**462**	54
Others	**(140)**	(9)
Total deferred income tax	**202**	151
Income taxes reported in consolidated income statement	**548**	547
Consolidated statement of changes in equity		
Deferred income tax related to net unrealized gains charged directly to equity	**1,343**	260

During 2006, the Group received an approval from the State Administration of Taxation that the tax-deductible salaries of Ping An Life and Ping An Property & Casualty for 2004 are RMB1,154 million and RMB700 million, respectively and that their respective tax-deductible salaries for the years from 2005 would be determined based on their prior year's tax-deductible salaries and other financial factors in the current year. In 2006, the Group received a tax credit of RMB289 million for the 2004 and 2005 income tax paid/payable by Ping An Life and Ping An Property & Casualty.

A reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 15% is as follows:

For the year ended December 31, (in RMB million)	2006	2005
Accounting profit before income taxes	**8,548**	4,812
Tax computed at the main applicable tax rate of 15% (2005: 15%)	**1,282**	722
Tax effect of income not taxable in determining taxable income	**(1,133)**	(580)
Tax effect of expenses not deductible in determining taxable income	**531**	228
Tax credit received	**(289)**	–
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**157**	177
Income taxes reported in consolidated income statement	**548**	547

As at December 31, 2006

15. DIVIDENDS

For the year ended December 31, (in RMB million)	2006	2005
Dividends on ordinary shares declared during the year:		
Final dividend for 2005: Nil (2004: RMB0.14)	–	867
Special interim dividend for 2006: RMB0.20 (2005: Nil)	**1,239**	–
Interim dividend for 2006: RMB0.12 (2005: Nil)	**743**	–
	1,982	867
Dividends on ordinary shares proposed for approval at annual general meeting (not recognized as a liability as at December 31):		
Final dividend for 2006: RMB0.22 (2005: Nil)	**1,616**	–

16. EARNINGS PER SHARE

The basic earnings per share for the year is computed by dividing the net profit attributable to equity holders of the Company for the year by the weighted average number of 6,195,053,334 shares in issue during 2006 (2005: weighted average number of 6,195,053,334 shares in issue during the year).

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

17. BALANCES WITH CENTRAL BANK AND STATUTORY DEPOSITS

As at December 31, (in RMB million)	2006	2005
Mandatory deposits with central bank for banking operations	**5,787**	9
Other deposits with central bank	**1,927**	11
Statutory deposits for insurance operations	**1,520**	1,240
Total	**9,234**	1,260

Details of statutory deposits for insurance operations are as follows:

As at December 31, (in RMB million)	2006	2005
Ping An Life	**760**	760
Ping An Property & Casualty	**600**	320
Ping An Health	**100**	100
Ping An Annuity	**60**	60
Total	**1,520**	1,240
Maturing:		
Within 1 year	**1,520**	340
1-5 years	–	900
Total	**1,520**	1,240

The above deposits are made with PRC banks in accordance with the PRC Insurance Law based on not less than 20% of the respective registered capital of the said subsidiaries of the Company.

18. CASH AND AMOUNTS DUE FROM BANKS AND OTHER FINANCIAL INSTITUTIONS

As at December 31, (in RMB million)	2006	2005
Cash on hand	**347**	14
Term deposits	**77,463**	69,399
Due from banks and other financial institutions	**16,375**	11,538
Loans and advances	**1,727**	131
Total	**95,912**	81,082
Current portion*	**61,489**	29,773
Non-current portion	**34,423**	51,309
Total	**95,912**	81,082

* Expected recovery or settlement within 12 months from the balance sheet date.

Amounts due from banks and other financial institutions

As at December 31, (in RMB million)	2006	2005
Top five banks		
China Construction Bank Corporation	**21,741**	10,390
Industrial Bank Co., Ltd.	**11,429**	5,438
China Minsheng Banking Corp., Ltd.	**11,062**	9,061
Bank of China Limited	**7,542**	11,980
Agricultural Bank of China	**5,787**	3,085
Other banks		
Industrial and Commercial Bank of China Limited	**5,327**	10,204
Guangdong Development Bank	**5,046**	5,343
The Hongkong and Shanghai Banking Corporation Limited	**710**	232
Others	**26,921**	25,335
Total	**95,565**	81,068

Due from banks and other financial institutions amounting to RMB259 million as at December 31, 2006 (2005: Nil) were pledged by the Group as collateral for warrants issued by a subsidiary of the Group.

As at December 31, 2006

19. FIXED MATURITY INVESTMENTS

As at December 31, (in RMB million)	2006	2005
Bonds	**207,309**	159,749
Policy loans	**1,381**	864
Assets purchased under agreements to resell	**6,950**	–
Total	**215,640**	160,613

Bonds

As at December 31, (in RMB million)	2006	2005
Held-to-maturity, at amortized cost	**130,960**	117,924
Available-for-sale, at fair value	**64,640**	36,038
Carried at fair value through profit or loss		
Held-for-trading	**11,709**	5,787
Total	**207,309**	159,749
Government bonds	**94,940**	93,033
Finance bonds	**68,625**	42,495
Corporate bonds	**43,744**	24,221
Total	**207,309**	159,749
Listed	**50,626**	49,053
Unlisted	**156,683**	110,696
Total	**207,309**	159,749

20. EQUITY INVESTMENTS

As at December 31, (in RMB million)	2006	2005
Equity investment funds	**14,934**	15,682
Equity securities	**31,795**	5,183
Total	**46,729**	20,865

(1) Equity investment funds

As at December 31, (in RMB million)	2006	2005
Available-for-sale, at fair value	**8,286**	6,860
Carried at fair value through profit or loss		
Held-for-trading	**6,020**	8,563
Designated at fair value	**628**	259
Total	**14,934**	15,682
Listed	**2,849**	1,851
Unlisted	**12,085**	13,831
Total	**14,934**	15,682

20. EQUITY INVESTMENTS *(Continued)*

(2) Equity securities

As at December 31, (in RMB million)	2006	2005
Available-for-sale, at fair value	**23,340**	4,507
Carried at fair value through profit or loss		
Held-for-trading	**8,455**	676
Total	**31,795**	5,183
Listed	**31,395**	4,973
Unlisted	**400**	210
Total	**31,795**	5,183

Held-for-trading equity securities amounting to RMB94 million as at December 31, 2006 (2005: Nil) were pledged by the Group as collateral for warrants issued by a subsidiary of the Group.

21. DERIVATIVE FINANCIAL INSTRUMENTS

	2006		2005	
As at December 31, (in RMB million)	Fair value assets	Fair value liabilities	Fair value assets	Fair value liabilities
Options embedded in convertible bonds	**10**	**–**	27	–
Derivatives embedded in insurance policies	**–**	**29**	–	133
Stock warrants	**–**	**88**	–	–
Interest rate swaps	**11**	**61**	–	–
Total	**21**	**178**	27	133

As at December 31, (in RMB million)	2006	2005
Nominal amount of interest rate swaps	**2,506**	–
Nominal amount of forward currency contracts	**5**	–
Total	**2,511**	–

22. LOAN AND ADVANCES TO CUSTOMERS

As at December 31, (in RMB million)	2006	2005
Corporate customers	**32,020**	347
Public authorities	**3,269**	–
Private customers	**16,294**	278
Subtotal	**51,583**	625
Less: loan loss provisions	**(2,431)**	(94)
Total	**49,152**	531
Current portion*	**28,027**	401
Non-current portion	**21,125**	130
Total	**49,152**	531

* Expected recovery or settlement within 12 months from the balance sheet date.

Loans and advances to customers amounting to RMB2,231 million are used as collateral for collateralized borrowings of the Group.

As at December 31, 2006

22. LOAN AND ADVANCES TO CUSTOMERS *(Continued)*

Movement in loan loss provisions is as follows:

(in RMB million)	2006	2005
As at January 1	**94**	196
Acquisition of SZCB	**2,529**	–
Additions	**3**	–
Accredited interest on impaired loans	**(2)**	–
Write-off	**(193)**	(29)
Reversal	**–**	(73)
As at December 31	**2,431**	94

23. INVESTMENTS IN SUBSIDIARIES AND AN ASSOCIATE

Particulars of the Company's principal subsidiaries and an associate as at December 31, 2006 are set out below:

Subsidiaries	Date/place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Ping An Life Insurance Company of China, Ltd.	December 17, 2002 The PRC	99.00%	–	3,800,000,000	Life insurance
Ping An Property & Casualty Insurance Company of China, Ltd.	December 24, 2002 The PRC	99.06%	–	3,000,000,000	Property and casualty insurance
China Ping An Trust & Investment Co., Ltd.	November 19, 1984 The PRC	99.88%	–	4,200,000,000	Trust and investment
Ping An Securities Company, Ltd.	July 18, 1996 The PRC	–	86.11%	1,800,000,000	Security investment and brokerage
Shenzhen Commercial Bank Co., Ltd.	August 3, 1995 The PRC	89.36%	–	5,502,000,000	Banking
Ping An Bank Limited	January 8, 1993 The PRC	–	72.91%	613,845,000	Banking
Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity")	December 13, 2004 The PRC	95.00%	4.96%	300,000,000	Annuity insurance
Ping An Asset Management Co., Ltd.	May 27, 2005 The PRC	90.00%	9.90%	200,000,000	Asset management
Ping An of China Asset Management (Hong Kong) Company Limited	May 16, 2006 Hong Kong	–	100%	HK$25,000,000	Asset management
Ping An Health Insurance Company of China, Ltd.	June 13, 2005 The PRC	95.00%	4.96%	500,000,000	Health insurance
China Ping An Insurance Overseas (Holdings) Limited	October 24, 1996 Hong Kong	100.00%	–	HK$555,000,000	Investment holding

23. INVESTMENTS IN SUBSIDIARIES AND AN ASSOCIATE *(Continued)*

Subsidiaries	Date/place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
China Ping An Insurance (Hong Kong) Company Limited	August 17, 1976 Hong Kong	-	75.00%	HK$80,000,000	Property and casualty insurance
Shenzhen Ping An Futures Brokerage Co., Ltd.	April 10, 1996 The PRC	-	93.13%	50,000,000	Futures brokerage
Shenzhen Ping An Industries Co., Ltd.	November 24, 1992 The PRC	-	99.88%	20,000,000	Investment
Shenzhen Ping An Property Investment and Management Co., Ltd.	January 6, 1995 The PRC	-	99.88%	20,000,000	Property management
Fuzhou Ping An Real Estate Development Co., Ltd.	March 28, 1994 The PRC	-	74.25%	US$5,000,000	Development of property in Fuzhou (completed)
Shenzhen Ping An Real Estate Investment Co., Ltd.	March 8, 2005 The PRC	-	99.88%	300,000,000	Real estate investment
Yuxi Ping An Real Estate Co., Ltd.	July 31, 2006 The PRC	-	79.90%	38,500,000	Property leasing
Shenzhen Xin An Investment Consultant Co., Ltd	September 5, 2005 The PRC	-	99.88%	3,000,000	Consulting
Pan-China Real Estate (Jingzhou) Co., Ltd	March 1, 2005 The PRC	-	50.94%	US$9,700,000	Real estate investment
Anseng Investment Company Limited	April 6, 2006 BVI	-	100.00%	US$2	Investment holding
Timely Reach Investments Limited	August 11, 2006 BVI	-	100.00%	US$1	Investment holding
Total Faith Investments Limited	September 8, 2006 BVI	-	100.00%	US$1	Investment holding
Jade Reach Investments Limited	November 13, 2006 BVI	-	100.00%	US$1	Investment holding

Associates	Date/place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
Veolia Water (Kunming) Investment Limited	May 11, 2005 Hong Kong	-	24.00%	US$95,000,000	Water services investment

As at December 31, 2006

24. PREMIUM RECEIVABLES

As at December 31, (in RMB million)	2006	2005
Premium receivables	**3,094**	841
Less: Provision for doubtful receivables	**(155)**	(92)
Premium receivables, net	**2,939**	749

All premium receivables are current and are expected to be recovered within one year. Provision is made on a periodic basis for those amounts that are considered uncollectible. The credit terms is generally for a period of one month, extending up to five months for major customers. Overdue balances are reviewed regularly by senior management.

An aging analysis of premium receivables is as follows:

As at December 31, (in RMB million)	2006	2005
Within 3 months	**2,838**	676
Over 3 and within 6 months	**79**	58
Over 6 months	**22**	15
Total	**2,939**	749

The Group has relevant credit control procedures for premium receivables aged over the credit terms provided to the policyholders.

25. REINSURANCE ASSETS

As at December 31, (in RMB million)	2006	2005
Ceded unearned premium reserves	**2,406**	2,495
Anticipated claims recoverable from reinsurers in respect of outstanding claims	**1,724**	1,690
Total	**4,130**	4,185

26. DEFERRED POLICY ACQUISITION COSTS

	2006			2005		
	Life	Property and Casualty	Total	Life	Property and Casualty	Total
As at January 1	**25,295**	**1,133**	**26,428**	21,674	948	22,622
Deferred	**7,852**	**2,931**	**10,783**	6,443	1,646	8,089
Amortized	**(3,044)**	**(2,259)**	**(5,303)**	(2,798)	(1,461)	(4,259)
Effect of net unrealized gains on investments	**(42)**	**–**	**(42)**	(24)	–	(24)
As at December 31	**30,061**	**1,805**	**31,866**	25,295	1,133	26,428

27. INVESTMENT PROPERTIES

(in RMB million)	2006	2005
Cost		
Beginning of year	**1,762**	1,969
Acquisition of SZCB	**124**	–
Additions	**398**	1
Transfer from/(to) property and equipment, net	**41**	(131)
Disposal	**(407)**	(77)
End of year	**1,918**	1,762
Accumulated depreciation and impairment losses		
Beginning of year	**519**	465
Acquisition of SZCB	**17**	–
Charge for the year	**86**	50
Transfer to property and equipment, net	**(1)**	(22)
Disposal	**(79)**	(56)
Charge/(write-back) of impairment losses for the year	**(152)**	82
End of year	**390**	519
Net book value		
End of year	**1,528**	1,243
Beginning of year	**1,243**	1,504
Fair value	**2,095**	1,666

The fair value of the investment properties as at December 31, 2006 was estimated by the directors of the Company having regard to valuations during 2004-2006 performed by firms of independent valuers.

The rental income arising from investment properties during the year amounted to RMB117 million (2005: RMB107 million), which is included in net investment income.

The Group is still in the process of applying for title certificates for investment properties with a net book value of RMB93 million as at December 31, 2006 (2005: RMB225 million).

As at December 31, 2006

28. PROPERTY AND EQUIPMENT

(in RMB million)	Leasehold improvements	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Construction in progress	Total
Cost						
As at January 1, 2005	692	2,336	1,426	448	230	5,132
Additions	115	126	297	76	464	1,078
Transfer of construction in progress	48	–	–	–	(48)	–
Transfer from investment properties, net	–	131	–	–	–	131
Disposals	(383)	(82)	(144)	(124)	–	(733)
As at December 31, 2005	472	2,511	1,579	400	646	5,608
Acquisition of SZCB	72	363	106	1	10	552
Additions	46	115	368	86	764	1,379
Transfer of construction in progress	103	673	–	–	(776)	–
Transfer to investment properties, net	–	(41)	–	–	–	(41)
Disposals	(125)	(27)	(103)	(74)	–	(329)
As at December 31, 2006	568	3,594	1,950	413	644	7,169
Accumulated depreciation and impairment losses						
As at January 1, 2005	523	458	870	316	26	2,193
Depreciation charge	136	132	185	33	–	486
Transfer from investment properties, net	–	22	–	–	–	22
Disposals	(374)	(28)	(123)	(99)	–	(624)
Impairment losses	–	(7)	–	–	–	(7)
As at December 31, 2005	285	577	932	250	26	2,070
Acquisition of SZCB	47	30	33	–	–	110
Depreciation charge	96	152	196	51	–	495
Transfer from investment properties, net	–	1	–	–	–	1
Disposals	(125)	(17)	(64)	(55)	(15)	(276)
Impairment losses	–	3	–	–	–	3
As at December 31, 2006	303	746	1,097	246	11	2,403
Net book value						
As at December 31, 2006	265	2,848	853	167	633	4,766
As at December 31, 2005	187	1,934	647	150	620	3,538

The Group is still in the process of applying for the title certificates for its buildings with a net book value of RMB187 million as at December 31, 2006 (2005: RMB140 million).

29. INTANGIBLE ASSETS

(in RMB million)	Goodwill	Prepaid land premiums	Other intangible assets	Total
Cost				
As at January 1, 2005	327	997	243	1,567
Additions	–	47	67	114
As at December 31, 2005	327	1,044	310	1,681
Additions	82	2	81	165
Acquisition of SZCB	–	–	9	9
Disposal	–	(20)	(16)	(36)
As at December 31, 2006	409	1,026	384	1,819
Accumulated amortization and impairment losses				
As at January 1, 2005	–	69	134	203
Amortization charge	–	20	47	67
As at December 31, 2005	–	89	181	270
Amortization charge	–	21	60	81
Disposal	–	–	(16)	(16)
As at December 31, 2006	–	110	225	335
Net book value				
As at December 31, 2006	409	916	159	1,484
As at December 31, 2005	327	955	129	1,411

(1) Goodwill

The recoverable amount of goodwill has been determined based on value in use calculation using cash flow projections and financial plans approved by management and pretax, company specific risk adjusted discount rates. Projected cash flows beyond five years have been extrapolated using a steady growth rate. The projected cash flows are determined by future estimated profits based on management expectations for market development.

(2) Prepaid land premiums

Prepaid land premiums are acquired under PRC laws for fixed periods, and the related costs are amortized on a straight-line basis. All of the Group's prepaid land premiums are related to lands located in the PRC. The net book value of the prepaid land premiums as at December 31, 2006 is expected to be amortized over lease terms ranging from 50 to 70 years (2005: 50 to 70 years).

The Group is still in the process of applying for the title certificates for prepaid land premiums with a net book value of RMB498 million as at December 31, 2006 (2005: RMB506 million). This amount as at December 31, 2006 represents costs incurred to acquire lands in Shanghai for the construction of new properties. In the opinion of the Company's management, where necessary, adequate provision for impairment losses has been made for prepaid land premiums without title certificates as at December 31, 2006.

As at December 31, 2006

30. OTHER ASSETS AND RECEIVABLES

As at December 31, (in RMB million)	2006	2005
Prepayments	**1,689**	–
Due from reinsurers	**787**	704
Interest receivables	**611**	438
Settled assets	**464**	8
Interest rate swap deposits	**238**	–
Other assets	**1,594**	723
Total	**5,383**	1,873

31. SHARE CAPITAL

As at December 31, (in million)	2006	2005
Number of shares registered, issued and fully paid at RMB1 each	**6,195**	6,195

32. RESERVES

Group

The amounts of the Group's reserves and the movements therein for the current and prior year are presented in the consolidated statement of changes in equity of the financial statements.

Company

(in RMB million)	Note	Capital reserve	Surplus reserve fund	Statutory public welfare fund	General reserve	Net unrealized gains/ (losses)	Retained profits/ (accumulated losses)	Total
As at January 1, 2006		14,835	4,743	783	395	24	(1,652)	19,128
Net profit for 2006		–	–	–	–	–	5,920	5,920
Net gains on available-for-sale investments		–	–	–	–	848	–	848
Net gains on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	(188)	–	(188)
Deferred tax recognized, net		–	–	–	–	(99)	–	(99)
Dividends declared	15	–	–	–	–	–	(1,982)	(1,982)
Transfer to statutory surplus reserve fund		–	783	(783)	–	–	–	–
Appropriations to statutory surplus reserve fund		–	600	–	–	–	(600)	–
As at December 31, 2006		14,835	6,126	–	395	585	1,686	23,627
As at January 1, 2005		14,835	4,409	616	395	–	(512)	19,743
Net profit for 2005		–	–	–	–	–	228	228
Net gains on available-for-sale investments		–	–	–	–	28	–	28
Deferred tax recognized, net		–	–	–	–	(4)	–	(4)
Dividends declared	15	–	–	–	–	–	(867)	(867)
Appropriations to statutory reserve		–	334	167	–	–	(501)	–
As at December 31, 2005		14,835	4,743	783	395	24	(1,652)	19,128

32. RESERVES *(Continued)*

According to the Company's Articles of Association, the Company shall set aside 10% of its net profit determined in its statutory financial statements, prepared in accordance with PRC Accounting Standards, to a statutory surplus reserve fund. The Company can cease such profit appropriation to this fund if the fund reaches 50% of the Company's registered share capital. The Company may also make appropriations from its net profit to the discretionary surplus reserve fund and general reserve provided the appropriations are approved by a resolution of the shareholders. These reserves cannot be used for purposes other than those for which they are created.

Profits are used against prior year losses before allocations to the statutory surplus reserve fund.

According to the revised PRC Company Law effective January 1, 2006, the Group is no longer required to make appropriation for statutory public welfare fund. According to a circular effective on April 1, 2006 which was issued by the Ministry of Finance, the Company has transferred the balance of statutory public welfare fund as at January 1, 2006 to statutory surplus reserve fund.

General reserve can be set aside to cover unexpected significant losses incurred by subsidiaries involved in insurance, trust, securities investment and brokerage, and banking business, respectively.

Capital reserve mainly represents share premiums arising from the issuance of shares.

Subject to resolutions passed in shareholders' meetings, the statutory surplus reserve fund, discretionary surplus reserve fund and capital reserve can be transferred to share capital. The balance of the statutory surplus reserve fund after transfers to share capital should not be less than 25% of the registered capital.

In accordance with the relevant regulations, the net profit after tax of the Company for the purpose of profit distribution is deemed to be the lower of (i) the retained profits determined in accordance with PRC Accounting Standards and (ii) the retained profits determined in accordance with IFRSs.

The profit appropriation for the year ended December 31, 2005 was approved in the shareholders' meeting held in 2006.

According to the Company's Articles of Association, the Company has to make appropriations to the statutory surplus reserve fund as at each financial year end. Accordingly, the appropriation to the statutory surplus reserve fund was incorporated in the consolidated financial statements for the years ended December 31, 2005 and 2006, respectively.

33. DUE TO BANKS AND OTHER FINANCIAL INSTITUTIONS

As at December 31, (in RMB million)	2006	2005
Deposits from other banks and financial institutions	**3,465**	37
Short-term borrowing	**1,518**	–
Long-term borrowing	**155**	–
Total	**5,138**	37
Current portion*	**4,983**	37
Non-current portion	**155**	–
Total	**5,138**	37

* Expected recovery or settlement within 12 months from the balance sheet date.

34. ASSETS SOLD UNDER AGREEMENTS TO REPURCHASE

The face value of the assets which are used as collateral for the collateralized borrowings of the Group approximates the borrowed amount.

As at December 31, 2006

35. CUSTOMER DEPOSITS

As at December 31, (in RMB million)	2006	2005
Corporate customers		
– Current accounts	**38,838**	95
– Term deposits	**21,911**	–
– Settlement balances	**348**	446
Individual customers		
– Current/saving accounts	**5,744**	–
– Term deposits	**5,677**	–
– Settlement balances	**3,442**	1,284
Total	**75,960**	1,825
Current portion*	**72,413**	–
Non-current portion	**3,547**	1,825
Total	**75,960**	1,825

* Expected recovery or settlement within 12 months from the balance sheet date.

36. INSURANCE CONTRACT LIABILITIES

As at December 31, (in RMB million)	2006	2005
Policyholders' reserves	**268,360**	223,538
Policyholder contract deposits	**20,844**	9,795
Policyholder account liabilities in respect of insurance contracts	**20,961**	12,820
Unearned premium reserves	**13,371**	11,048
Claim reserves	**6,677**	5,824
Total	**330,213**	263,025

	2006			2005		
As at December 31, (in RMB million)	**Insurance contract liability**	**Reinsurers' share**	**Net**	Insurance contract liability	Reinsurers' share	Net
Long term life insurance contracts and investment contracts with discretionary participation features	**310,424**	**–**	**310,424**	246,326	–	246,326
Short term life insurance contracts	**3,134**	**(466)**	**2,668**	2,785	(549)	2,236
Property and casualty insurance contracts	**16,655**	**(3,664)**	**12,991**	13,914	(3,636)	10,278
Total	**330,213**	**(4,130)**	**326,083**	263,025	(4,185)	258,840

As at December 31, (in RMB million)	2006	2005
Current gross insurance contract liabilities*		
Long term life	**11,755**	5,009
Short term life	**3,100**	2,757
Property and casualty	**12,105**	9,264
Non-current gross insurance contract liabilities		
Long term life	**298,669**	241,317
Short term life	**34**	28
Property and casualty	**4,550**	4,650
Total	**330,213**	263,025

* Expected recovery or settlement within 12 months from the balance sheet date.

36. INSURANCE CONTRACT LIABILITIES *(Continued)*

(1) Long term life insurance contracts and investment contracts with discretionary participation features

As at December 31, (in RMB million)	2006	2005
Policyholders' reserves	**268,360**	223,538
Policyholder contract deposits	**20,844**	9,795
Policyholder account liabilities in respect of insurance contracts	**20,961**	12,820
Claim reserves	**259**	173
Total	**310,424**	246,326

The policyholders' reserves are analyzed as follows:

(in RMB million)	2006	2005
As at January 1	**223,538**	193,770
New business	**10,154**	8,280
Inforce change	**31,266**	21,277
Effect of net unrealized gain on investments through equity	**3,402**	211
As at December 31	**268,360**	223,538

The Group does not have significant reinsurance assets in respect of the policyholders' reserves carried for long term life insurance contracts and investment contracts with discretionary participation features.

(2) Short term life insurance contracts

As at December 31, (in RMB million)	2006	2005
Unearned premium reserves	**2,441**	2,227
Claim reserves	**693**	558
Total	**3,134**	2,785

The unearned premium reserves of short term life insurance are analyzed as follows:

	2006			2005		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1	**2,227**	**(349)**	**1,878**	1,901	(354)	1,547
Premiums written in the year	**5,125**	**(610)**	**4,515**	4,683	(793)	3,890
Premiums earned during the year	**(4,911)**	**686**	**(4,225)**	(4,357)	798	(3,559)
As at December 31	**2,441**	**(273)**	**2,168**	2,227	(349)	1,878

As at December 31, 2006

36. INSURANCE CONTRACT LIABILITIES *(Continued)*

(2) Short term life insurance contracts *(Continued)*

The claim reserves of short term life insurance are analyzed as follows:

	2006			2005		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1	**558**	**(200)**	**358**	534	(183)	351
Claims incurred during the year	**2,469**	**(534)**	**1,935**	2,082	(576)	1,506
Claims paid during the year	**(2,334)**	**541**	**(1,793)**	(2,058)	559	(1,499)
As at December 31	**693**	**(193)**	**500**	558	(200)	358

(3) Property and casualty insurance contracts

As at December 31, (in RMB million)	**2006**	2005
Unearned premium reserves	**10,930**	8,821
Claim reserves	**5,725**	5,093
Total	**16,655**	13,914

The unearned premium reserves of property and casualty insurance are analyzed as follows:

	2006			2005		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1	**8,821**	**(2,146)**	**6,675**	7,571	(2,146)	5,425
Premiums written in the year	**16,995**	**(3,640)**	**13,355**	12,775	(3,431)	9,344
Premiums earned during the year	**(14,886)**	**3,653**	**(11,233)**	(11,525)	3,431	(8,094)
As at December 31	**10,930**	**(2,133)**	**8,797**	8,821	(2,146)	6,675

The claim reserves of property and casualty insurance are analyzed as follows:

	2006			2005		
(in RMB million)	**Gross**	**Reinsurers' share**	**Net**	Gross	Reinsurers' share	Net
As at January 1	**5,093**	**(1,490)**	**3,603**	4,424	(1,559)	2,865
Claims incurred during the year	**9,118**	**(1,940)**	**7,178**	7,152	(1,893)	5,259
Claims paid during the year	**(8,486)**	**1,899**	**(6,587)**	(6,483)	1,962	(4,521)
As at December 31	**5,725**	**(1,531)**	**4,194**	5,093	(1,490)	3,603

37. INVESTMENT CONTRACT LIABILITIES FOR POLICYHOLDERS

As at December 31, (in RMB million)	2006	2005
Policyholder account liabilities in respect of investment contracts	**3,971**	3,078
Investment contract reserves	**262**	14
Total	**4,233**	3,092
Current portion*	**61**	22
Non-current portion	**4,172**	3,070
Total	**4,233**	3,092

* Expected recovery or settlement within 12 months from the balance sheet date.

The investment contract liabilities are analyzed as follows:

(in RMB million)	2006	2005
As at January 1	**3,092**	3,160
Premiums received	**634**	291
Interest credited to policyholders	**654**	133
Liabilities released for benefits paid	**(286)**	(462)
Policy administration fees and surrender charges deducted	**(41)**	(54)
Others	**180**	24
As at December 31	**4,233**	3,092

38. DEFERRED INCOME TAX ASSETS/LIABILITIES

As at December 31, (in RMB million)	2006	2005
Net deferred income tax liabilities, beginning of year	**49**	(362)
Recognized as income or expenses	**202**	151
Recognized in equity	**1,343**	260
Recognized from acquisition of SZCB	**(354)**	–
Net deferred income tax liabilities, end of year	**1,240**	49
Net deferred income tax (assets)/liabilities		
Policyholders' reserves	**(5,364)**	(3,872)
Deferred policy acquisition costs	**5,093**	3,965
Claim reserves	**(501)**	(231)
Unearned premium reserves	**13**	15
Fair value adjustment on available-for-sale investments and financial assets and liabilities carried at fair value through profit or loss	**2,537**	216
Loan loss provisions	**(280)**	–
Provisions for placement and settled assets	**(103)**	–
Others	**(155)**	(44)
Total	**1,240**	49

As at December 31, 2006

39. INSURANCE CONTRACT LIABILITIES AND REINSURANCE ASSETS – ASSUMPTIONS AND SENSITIVITIES

(1) Long term life insurance contracts and investment contracts with discretionary participation features

Assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions relating to both long term life insurance contracts and investment contracts. Such assumptions are determined as appropriate and prudent estimates at the date of valuation.

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

Mortality, morbidity and lapse rates

Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions are based on experience studies of the Group's actual experience.

For long term life insurance policies, increased mortality rates will lead to a larger number of claims and claims will occur sooner than anticipated, which will increase the expenditure and reduce profits for the shareholders.

For annuity contracts, a high mortality will decrease payments, thereby reducing expenditure and increase profits.

Impact of increase in lapse rates at early duration of the policy would tend to reduce profits for the shareholders but lapse rates at later policy durations is broadly neutral in effect.

Investment return

Future investment return has been assumed to be 4.3% in 2007 and to increase by 0.1% every year to 4.7% in 2011 and thereafter. These rates have been derived by consideration of the current market condition and the Group's current and expected future asset allocation. They are the best estimate rates used in gross premium reserve valuation and liability adequacy test on a portfolio basis.

An increase in investment return assumption would lead to a decrease in policyholders' liabilities.

Expenses

Maintenance expenses assumptions reflect the projected costs of maintaining and servicing in force policies. The assumption for policy administration expenses is determined based on expected unit costs. Unit costs have been based on an analysis of actual experience.

An increase in the level of expenses would result in an increase in expenditure thereby reducing profits for the shareholders.

Others

Other assumptions include taxation, future bonus rates, etc.

Change in assumptions

The assumptions used to estimate the liabilities of the Group's long term life insurance contracts and investment contracts with discretionary participation features require judgment and are subject to uncertainty. In 2006, the long term life insurance policyholders' reserves increased by RMB1,659 million due to the recognition of changes in lapse rate assumptions.

39. INSURANCE CONTRACT LIABILITIES AND REINSURANCE ASSETS – ASSUMPTIONS AND SENSITIVITIES *(Continued)*

(1) Long term life insurance contracts and investment contracts with discretionary participation features *(Continued)*

Sensitivities

The Group has investigated the impact on long term life insurance contract liabilities, of varying independently certain assumptions regarding future experience. For most insurance contracts, the assumptions are established at the inception of the policies and remain unchanged. The impact of assumption changes to liabilities would only realize if the liabilities fail the liability adequacy test. The following changes in assumptions have been considered:

- investment return assumption increased by 25 basis points every year;
- investment return assumption decreased by 25 basis points every year;
- a 10% increase in maintenance expense rates;
- a 10% decrease in mortality and morbidity rates; and
- a 10% decrease in policy lapse rates.

Assumptions	Impact on gross policyholders' reserves* (In RMB million)	Impact of assumption change as a percentage of gross policyholders' reserves
Investment return increased by 25 basis points	(1,070)	(0.40%)
Investment return decreased by 25 basis points	1,141	0.43%
10% increase in maintenance expense rates	17	0.01%
10% decrease in morbidity/mortality rates	374	0.14%
10% decrease in policy lapse rates	253	0.09%

* Including investment contracts with discretionary participation features

The sensitivity analysis also does not take into account the fact that the assets and liabilities are actively managed and may vary at the time that any actual market movement occurs.

Other limitations in the above analysis include the use of hypothetical market movements to demonstrate potential risk and the assumption that interest rates move in identical fashion.

(2) Property and casualty and short term life insurance contracts

Assumptions

The principal assumption underlying the estimates is the Group's past claims development experience. This includes assumptions in respect of average claim costs, claims handling costs, claims inflation factors and claim numbers for each accident year. Judgment is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Other key assumptions include variation in interest, delays in settlement, etc.

As at December 31, 2006

39. INSURANCE CONTRACT LIABILITIES AND REINSURANCE ASSETS – ASSUMPTIONS AND SENSITIVITIES *(Continued)*

(2) Property and casualty and short term life insurance contracts *(Continued)*

Sensitivities

The property and casualty and short term life insurance claims reserves are sensitive to the above key assumptions. The sensitivity of certain variables like legislative change, uncertainty in the estimation process, etc, is not possible to quantify. Furthermore, because of delays that arise between occurrence of a claim and its subsequent notification and eventual settlement, the outstanding claim reserves are not known with certainty at the balance sheet date.

Reproduced below is an exhibit that shows the development of net claim reserves:

	Property and casualty insurance			
As at December 31, (in RMB million)	2003	2004	2005	**2006**
Reserves for losses and allocated loss adjustment expenses	1,824	2,652	3,452	**4,025**
Paid (cumulative) as of:				
One year later	1,035	1,336	1,829	–
Two years later	1,318	1,743	–	–
Three years later	1,469	–	–	–
Reserve re-estimated as of:				
One year later	1,963	2,626	2,933	–
Two years later	1,892	2,098	–	–
Three years later	1,762	–	–	–
Redundancy/(deficiency)	62	554	519	–
Reserves for loss and allocated loss adjustment expenses	1,824	2,652	3,452	**4,025**
Reserves for unallocated loss adjustment expenses	153	213	151	**169**
Total reserves included in the balance sheet	1,977	2,865	3,603	**4,194**

	Short term life insurance			
As at December 31, (in RMB million)	2003	2004	2005	**2006**
Reserves for net losses and allocated loss adjustment expenses	305	351	358	**500**
Paid (cumulative) as of:				
One year later	258	338	432	–
Two years later	271	355	–	–
Three years later	274	–	–	–
Net liability re-estimated as of:				
One year later	272	356	443	–
Two years later	271	355	–	–
Three years later	274	–	–	–
Redundancy/(deficiency)	31	(4)	(85)	–

To illustrate the sensitivities of ultimate claims costs, for example, a respective percentage change in average claim costs or the number of claims alone result in a similar percentage change in claim reserves. In other words, while other assumptions remain unchanged, a 5% increase in average claim costs would increase net claim reserves for property and casualty insurance and short term life insurance as at December 31, 2006 by approximately RMB210 million and RMB25 million, respectively.

39. INSURANCE CONTRACT LIABILITIES AND REINSURANCE ASSETS – ASSUMPTIONS AND SENSITIVITIES *(Continued)*

(3) Reinsurance

The Group limits its exposure to losses within insurance operations mainly through participation in reinsurance arrangements. The majority of the business ceded is placed on quota share basis with retention limits varying by product lines. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for ascertaining the underlying policy benefits and are presented in the balance sheet as reinsurance assets.

Even though the Group may have reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to reinsurance ceded, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements.

40. OTHER LIABILITIES

As at December 31, (in RMB million)	2006	2005
Annuity and other insurance payable	**3,183**	2,451
Premiums received in advance	**1,353**	1,880
Salaries and welfare payable	**2,019**	618
Commission payable	**894**	633
Due to reinsurers	**746**	533
Insurance guarantee fund	**82**	60
Others	**2,669**	1,444
Total	**10,946**	7,619

According to the relevant regulations, the Group should provide for insurance guarantee fund at 0.15% of the net premiums of long term life insurance with guaranteed investment returns and long term health insurance, at 0.05% of the net premiums of other long term life insurance, and at 1% of the net premiums of property and casualty insurance, accident insurance, short-term health insurance, etc. No additional provision is required when the accumulated provision balances of Ping An Life, Ping An Health and Ping An Annuity reach 1% of their respective total assets as determined in accordance with PRC Accounting Standards. On the other hand, no additional provision is required when the accumulated balance of Ping An Property & Casualty's provision reaches 6% of its total assets as determined in accordance with PRC Accounting Standards.

The balance of the insurance guarantee fund as at December 31, 2006 will be paid to the China Insurance Regulatory Commission in 2007.

41. FIDUCIARY ACTIVITIES

As at December 31, (in RMB million)	2006	2005
Assets under trust schemes	**16,677**	3,330
Assets under corporate annuity schemes	**634**	128
Entrusted loans	**2,120**	–
Total	**19,431**	3,458

As at December 31, 2006

42. RISK MANAGEMENT

Insurance risk

The risk under insurance contract is the possibility of occurrence of insured event and uncertainty of the amount and timing of the resulting claim. The principal risk the Group faces under such contracts is that the actual claims and benefit payments exceed the carrying amount of insurance liabilities. This could occur due to any of the following factors:

Occurrence risk – the possibility that the number of insured events will differ from those expected.

Severity risk – the possibility that the cost of the events will differ from those expected.

Development risk – the possibility that changes may occur in the amount of an insurer's obligation at the end of the contract period.

The variability of risks is improved by diversification of risk of loss to a large portfolio of insurance contracts as a more diversified portfolio is less likely to be affected across the board by change in any subset of the portfolio. The variability of risks is also improved by careful selection and implementation of underwriting strategy and guidelines.

The business of the Group comprises both long term life insurance contracts, property and casualty and short term life insurance contracts. For contracts where death is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected. For contracts where survival is the insured risk, the most significant factor is continued improvement in medical science and social conditions that would increase longevity. For property and casualty insurance contracts, claims are often affected by natural disasters, calamities, terrorist attacks, etc.

These risks currently do not vary significantly in relation to the location of the risk insured by the Group whilst undue concentration by amounts could have an impact on the severity of benefit payments on a portfolio basis.

There would be no significant mitigating terms and conditions that reduce the insured risk accepted for contracts with fixed and guaranteed benefits and fixed future premiums. However, for contracts with discretionary participation features, the participating nature of these contracts results in a significant portion of the insurance risk being shared with the insured party.

Insurance risk is also affected by the policyholders' rights to terminate the contract, pay reduced premiums, or refuse to pay premiums, etc. Thus, the resultant insurance risk is subject to policyholders' behavior and decisions.

The Group's concentration of insurance risk is reflected by its major lines of business as analyzed by premium income in note 6.

Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market.

(a) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

As at December 31, 2006, the Group's monetary assets net of monetary liabilities denominated in foreign currencies amounted to approximately RMB13,564 million (December 31, 2005: approximately RMB14,223 million).

42. RISK MANAGEMENT *(Continued)*

Market risk *(Continued)*

(a) Foreign currency risk *(Continued)*

The foreign currency risk of the Group's banking operations is analyzed as follows:

As at December 31, (in RMB million)	2006 RMB	USD	Other currencies	Total
Assets:				
Balances with central bank	7,445	173	96	7,714
Cash and amounts due from banks and other financial institutions	2,169	1,881	853	4,903
Assets purchased under agreement to resell	6,941	–	–	6,941
Derivative financial assets	–	11	–	11
Loans and advances to customers	45,362	1,048	173	46,583
Investments	15,602	1,122	390	17,114
Other assets	2,052	224	49	2,325
Total assets	79,571	4,459	1,561	85,591
Liabilities:				
Due to banks and other financial institutions	2,359	2,206	354	4,919
Customer deposits	70,395	1,608	1,041	73,044
Assets sold under agreement to repurchase	301	–	–	301
Derivative financial liabilities	–	61	–	61
Other liabilities	1,022	33	30	1,085
Total liabilities	74,077	3,908	1,425	79,410
Net assets position	5,494	551	136	6,181

As at December 31, (in RMB million)	2005 RMB	USD	Other currencies	Total
Assets:				
Balances with central bank	8	12	–	20
Cash and amounts due from banks and other financial institutions	1	832	1	834
Loans and advances to customers	–	252	–	252
Other assets	1	11	–	12
Total assets	10	1,107	1	1,118
Liabilities:				
Due to banks and other financial institutions	–	557	–	557
Customer deposits	–	58	–	58
Other liabilities	1	4	–	5
Total liabilities	1	619	–	620
Net assets	9	488	1	498

As at December 31, 2006

42. RISK MANAGEMENT *(Continued)*

Market risk *(Continued)*

(b) Price risk

The Group's price risk exposure at year end relates to financial assets and liabilities whose values will fluctuate as a result of changes in market prices. They are principally available-for-sale investments and financial assets carried at fair value through profit or loss.

Such investments are subject to price risk due to changes in market values of instruments arising either from factors specific to individual instruments or their issuers or factors affecting all instruments traded in the market.

(c) Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group's interest risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest bearing financial assets and interest bearing financial liabilities. Interest on floating rate instruments is re-priced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instrument and is fixed until maturity.

The following table sets out the Group's financial instruments exposed to interest rate risk by contractual repricing or maturity date, whichever is earlier, and effective interest rate:

Bonds

	2006			
As at December 31, (in RMB million)	**Held-to-maturity**	**Available-for-sale**	**Carried at fair value through profit or loss**	**Total**
Within 1 year	**9,273**	**4,866**	**8,683**	**22,822**
1-2 years	**4,782**	**2,684**	**467**	**7,933**
2-3 years	**2,820**	**3,165**	**246**	**6,231**
3-4 years	**1,092**	**1,578**	**–**	**2,670**
4-5 years	**19,874**	**3,072**	**208**	**23,154**
More than 5 years	**93,119**	**49,275**	**2,105**	**144,499**
Total	**130,960**	**64,640**	**11,709**	**207,309**
Fixed rate	**123,560**	**60,278**	**11,006**	**194,844**
Floating rate	**7,400**	**4,362**	**703**	**12,465**
Total	**130,960**	**64,640**	**11,709**	**207,309**
Effective interest rate (% per annum)	**2.29-7.02**	**2.23-6.16**	**N/A**	**2.23-7.02**

42. RISK MANAGEMENT *(Continued)*

Market risk *(Continued)*

(c) *Interest rate risk* *(Continued)*

Bonds (Continued)

As at December 31, (in RMB million)	2005 Held-to-maturity	Available-for-sale	Carried at fair value through profit or loss	Total
Within 1 year	2,876	4,412	4,636	11,924
1-2 years	1,349	1,390	76	2,815
2-3 years	3,868	2,204	561	6,633
3-4 years	2,438	2,646	133	5,217
4-5 years	898	1,684	–	2,582
More than 5 years	106,495	23,702	381	130,578
Total	117,924	36,038	5,787	159,749
Fixed rate	115,174	32,332	5,014	152,520
Floating rate	2,750	3,706	773	7,229
Total	117,924	36,038	5,787	159,749
Effective interest rate (% per annum)	1.95-7.02	1.95-6.27	N/A	1.95-7.02

Other financial assets

As at December 31, (in RMB million)	**2006 Balances with central bank and statutory deposits**	**Cash and amounts due from banks and other financial institutions**	**Assets purchased under agreements to resell**	**Policy loans**	**Loans and advances to customers**
Within 1 year	**3,447**	**75,645**	**6,950**	**1,381**	**47,440**
1-2 years	–	**94**	–	–	**685**
2-3 years	–	**399**	–	–	**251**
3-4 years	–	**430**	–	–	**605**
4-5 years	–	**6,620**	–	–	**34**
More than 5 years	**5,592**	**12,377**	–	–	**124**
Overdue/Non-interest earning	**195**	**347**	–	–	**13**
Total	**9,234**	**95,912**	**6,950**	**1,381**	**49,152**
Fixed rate	**8,539**	**66,813**	**6,950**	**1,381**	**23,193**
Floating rate	**500**	**28,752**	–	–	**25,946**
Overdue/Non-interest earning	**195**	**347**	–	–	**13**
Total	**9,234**	**95,912**	**6,950**	**1,381**	**49,152**
Effective interest rate (% per annum)	**0.99-4.17**	**1.62-8.80**	**1.46-10.00**	**5.25-6.50**	**1.52-10.00**

As at December 31, 2006

42. RISK MANAGEMENT *(Continued)*

Market risk *(Continued)*

(c) Interest rate risk *(Continued)*

Other financial assets (Continued)

	2005			
As at December 31, (in RMB million)	Balances with central bank and statutory deposits	Cash and amounts due from banks and other financial institutions	Policy loans	Loans and advances to customers
Within 1 year	857	57,897	864	531
1-2 years	400	9,265	–	–
2-3 years	–	97	–	–
3-4 years	–	–	–	–
4-5 years	–	430	–	–
More than 5 years	–	13,379	–	–
Overdue/Non-interest earning	3	14	–	–
Total	1,260	81,082	864	531
Fixed rate	757	39,681	864	531
Floating rate	500	41,387	–	–
Overdue/Non-interest earning	3	14	–	–
Total	1,260	81,082	864	531
Effective interest rate (% per annum)	1.89-4.17	0.72-8.80	5.22-6.50	2.31-6.12

Financial liabilities

	2006		
As at December 31, (in RMB million)	**Assets sold under agreements to repurchase**	**Due to banks and other financial institutions**	**Customer deposits**
Within 1 year	**13,334**	**4,927**	**73,863**
1-2 years	**102**	**211**	**479**
2-3 years	–	–	**346**
3-4 years	–	–	**62**
4-5 years	–	–	**961**
More than 5 years	–	–	–
Overdue/Non-interest bearing	–	–	**249**
Total	**13,436**	**5,138**	**75,960**
Fixed rate	**12,995**	**5,056**	**73,111**
Floating rate	**441**	**82**	**2,600**
Overdue/Non-interest bearing	–	–	**249**
Total	**13,436**	**5,138**	**75,960**
Effective interest rate (% per annum)	**2.30-5.00**	**2.31-6.60**	**0.00-3.60**

42. RISK MANAGEMENT *(Continued)*

Market risk *(Continued)*

(c) Interest rate risk *(Continued)*

Financial liabilities (Continued)

As at December 31, (in RMB million)	2005 Assets sold under agreements to repurchase	Due to banks and other financial institutions	Customer deposits
Within 1 year	7,095	37	1,825
1-2 years	–	–	–
2-3 years	–	–	–
3-4 years	–	–	–
4-5 years	–	–	–
More than 5 years	–	–	–
Total	7,095	37	1,825
Fixed rate	7,095	4	1,825
Floating rate	–	33	–
Overdue/Non-interest bearing	–	–	–
Total	7,095	37	1,825
Effective interest rate (% per annum)	1.52-1.78	0.78-4.62	0.00-1.62

As at December 31, 2006

42. RISK MANAGEMENT *(Continued)*

Financial risk

(a) Credit risk

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make payment of any principal or interest when due in the case of fixed income investments or, in the case of an equity investment, the loss in value resulting from a corporate failure. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, loans and advances, investments in bonds, equity investments, reinsurance arrangements with reinsurers, policy loans, etc. The Group mitigates credit risk by using a variety of controls including utilizing credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits.

The majority of the Group's loans and advance are for use within Mainland China, and major off-balance sheet items such as bank acceptances are also related to the domestic customers in Mainland China. However, different industries in Mainland China have their unique characteristics in terms of economic development. Therefore, each industry in Mainland China could present a different credit risk.

The Group carries out credit assessment before granting credit to individual customers and monitors on a regular basis the credit granted. Credit risk is also managed through obtaining collateral and guarantees. In the case of off-balance sheet credit related commitments, guarantee deposits are in general received by the Group to reduce credit risk.

The composition by industry of the Group's loans and advances to customers' gross of loan loss provisions is as follows:

As at December 31, (in RMB million)	2006	%	2005	%
Agriculture, forestry and fishing	187	0.4	–	–
Mining	683	1.3	–	–
Manufacturing	9,198	17.8	148	23.7
Energy and utilities	927	1.8	–	–
Transportation and logistics	1,386	2.7	40	6.4
Commercial	7,374	14.3	–	–
Real estate	7,810	15.1	65	10.4
Public services	4,573	8.9	–	–
Construction	1,773	3.4	–	–
Financial services	40	0.1	–	–
Personal loans	14,193	27.5	–	–
Others	783	1.5	–	–
Banking subtotal	48,927	94.8	253	40.5
Other operations	2,656	5.2	372	59.5
Total	51,583	100.0	625	100.0

(b) Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies and to ensure that the Group is able to meet its payment obligations and fund its lending and investment operations on a timely basis.

42. RISK MANAGEMENT *(Continued)*

Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

The Group is exposed to liquidity risk on its banking operations. The Group seeks to manage its banking liquidity risk by optimizing the assets and liabilities structure, maintaining the stability of the deposit base, etc.

The liquidity risk of the Group's banking operations is analyzed as followed:

As at December 31, (in RMB million)	2006							
	Overdue	On demand	Up to 3 months	4-12 months	1-5 years	Over 5 years	Undated	Total
Assets:								
Balances with central bank	-	1,927	-	-	-	-	5,787	7,714
Cash and amounts due from banks and other financial institutions	-	880	2,537	1,486	-	-	-	4,903
Assets purchased under agreement to resell	-	-	6,941	-	-	-	-	6,941
Derivative financial assets	-	-	-	-	9	2	-	11
Loans and advances to customers	1,405	-	9,830	15,569	7,529	12,250	-	46,583
Investments	-	-	1,742	2,844	4,769	7,739	20	17,114
- Held-to-maturity	-	-	-	520	3,444	5,249	-	9,213
- Available-for-sale	-	-	-	60	1,141	2,281	20	3,502
- Fair value through profit or loss	-	-	1,742	2,264	184	209	-	4,399
Other assets	13	111	109	5	102	185	1,800	2,325
Total assets	1,418	2,918	21,159	19,904	12,409	20,176	7,607	85,591
Liabilities:								
Due to banks and other financial institutions	-	2,459	2,216	244	-	-	-	4,919
Customer deposits	-	45,153	13,392	10,951	3,548	-	-	73,044
Assets sold under agreement to repurchase	-	-	129	172	-	-	-	301
Derivative financial liabilities	-	-	-	-	9	52	-	61
Other liabilities	-	149	475	178	226	-	57	1,085
Total liabilities	-	47,761	16,212	11,545	3,783	52	57	79,410
Net liquidity gap	1,418	(44,843)	4,947	8,359	8,626	20,124	7,550	6,181

As at December 31, 2006

42. RISK MANAGEMENT *(Continued)*

Financial risk *(Continued)*

(b) Liquidity risk *(Continued)*

	2005							
As at December 31, (in RMB million)	Overdue	On demand	Up to 3 months	4-12 months	1-5 years	Over 5 years	Undated	Total
Assets:								
Balances with central bank	–	11	–	–	–	–	9	20
Cash and amounts due from banks and other financial institutions	–	24	730	56	24	–	–	834
Loans and advances to customers	–	–	–	137	81	34	–	252
Other assets	–	2	5	–	–	–	5	12
Total assets	–	37	735	193	105	34	14	1,118
Liabilities:								
Due to banks and other financial institutions	–	6	551	–	–	–	–	557
Customer deposits	–	6	41	11	–	–	–	58
Other liabilities	–	4	–	–	1	–	–	5
Total liabilities	–	16	592	11	1	–	–	620
Net liquidity gap	–	21	143	182	104	34	14	498

Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have duration of sufficient length to match the duration of its insurance and investment contract liabilities. When the current regulatory and market environment permits, however, the Group will lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

43. FAIR VALUE OF FINANCIAL INSTRUMENTS

Set out below is a comparison by category of carrying amounts and estimated fair values of the Group's major financial instruments.

As at December 31,	Carrying amounts		Estimated fair values	
(in RMB million)	**2006**	2005	**2006**	2005
Financial assets				
Balances with central banks and statutory deposits	**9,234**	1,260	**9,234**	1,260
Cash and amounts due from banks and other financial institutions	**95,912**	81,082	**95,912**	81,082
Fixed maturity investments	**215,640**	160,613	**222,887**	167,328
Equity investments	**46,729**	20,865	**46,729**	20,865
Derivative financial assets	**21**	27	**21**	27
Loan and advances to customers	**49,152**	531	**49,152**	531
Premium receivables	**2,939**	749	**2,939**	749
Financial liabilities				
Due to banks and other financial institutions	**5,138**	37	**5,138**	37
Assets sold under agreements to repurchase	**13,436**	7,095	**13,436**	7,095
Derivative financial liabilities	**178**	133	**178**	133
Customer deposits	**75,960**	1,825	**75,960**	1,825

The principal methods and assumptions used by the Group in estimating the fair values of the financial instruments are:

(1) Fixed maturity investments: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from discounted cash flow models using current market yield rate of comparable investments.

(2) Equity investments: fair values are based on quoted market prices except for certain unlisted equity investments, which are carried at cost as a reasonable estimate of their fair value.

(3) Others: carrying amounts of these assets and liabilities would approximate their fair values.

44. CASH AND CASH EQUIVALENTS

Group

As at December 31, (in RMB million)	2006	2005
Balances with central bank	**1,927**	11
Cash and amounts due from banks and other financial institutions		
– Cash on hand	**347**	14
– Term deposits	**18,356**	384
– Placements with banks and other financial institutions	**15,732**	11,539
– Loans and advances	**319**	76
Equity investments		
– Money-market placements	**2,114**	5,624
Fixed maturity investments		
– Bonds within 3 months	**438**	–
– Assets purchased under agreements to resell	**6,731**	–
Total	**45,964**	17,648

The above money-market placements are non-interest bearing. The carrying amounts disclosed above approximate fair values at year end.

As at December 31, 2006

45. NOTE TO CONSOLIDATED CASH FLOW STATEMENT

Reconciliation from profit before tax to net cash from operating activities:

For the year ended December 31, (in RMB million)	Notes	2006	2005
Profit before tax		**8,548**	4,812
Adjustments for:			
Charge/(write-back) of impairment losses on investment properties, property and equipment, and prepaid land premiums	*13 (1)*	**(149)**	75
Depreciation	*13 (1)*	**581**	536
Amortization of prepaid land premiums	*13 (1)*	**21**	20
Loss/(gain) on disposal of property and equipment and investment properties	*13 (1)*	**(45)**	19
Investment income		**(21,871)**	(9,655)
Foreign currency losses		**466**	405
Provision for doubtful debts, net	*13 (1)*	**100**	122
Loan loss provisions, net of reversals	*13 (1)*	**3**	(73)
Operating loss before working capital changes		**(12,346)**	(3,739)
Changes in operational assets and liabilities:			
Decrease/(increase) in balances with central bank and statutory deposits		**38**	(16)
Decrease/(increase) in amounts due from banks and other financial institutions		**(702)**	80
Increase in premium receivables		**(2,253)**	(160)
Decrease/(increase) in reinsurance assets		**55**	(533)
Increase in policyholder dividend payable and provisions		**1,243**	887
Increase in policyholder account assets in respect of insurance contracts		**(8,141)**	(3,062)
Increase in policyholder account assets in respect of investment contracts		**(893)**	(67)
Increase in loans and advances to customers		**(4,922)**	(299)
Increase in deferred policy acquisition costs		**(5,480)**	(3,830)
Increase in other assets		**(1,577)**	(146)
Increase in insurance contract liabilities		**63,786**	40,813
Increase/(decrease) in investment contract liabilities for policyholders		**1,141**	(1)
Increase/(decrease) in due to banks and other financial institutions		**(85)**	449
Increase in customer deposits		**6,800**	13
Increase/(decrease) in derivative financial liabilities		**(16)**	6
Increase in other liabilities		**778**	1,933
Cash generated from operations		**37,426**	32,328
Income taxes paid		**(161)**	(438)
Net cash from operating activities		**37,265**	31,890

46. COMPENSATION OF KEY MANAGEMENT PERSONNEL

(1) Key management personnel comprise the Company's directors, supervisors and senior officers as defined in the Company's articles of association. The summary of compensation of key management personnel for the year is as follows:

For the year ended December 31, (in RMB million)	2006	2005
Salaries and other short term employee benefits	**127**	63

The compensation expenses for share appreciation rights granted to key management personnel are not included in the above analysis.

The number of units in share appreciation rights granted to key management personnel during the year is 3.53 million (2005: 3.40 million). The related expense recognized in the income statement during the year is RMB311 million (2005: RMB15 million).

46. COMPENSATION OF KEY MANAGEMENT PERSONNEL *(Continued)*

(2) Directors' and supervisors' remuneration

	2006					
For the year ended December 31, (in RMB thousand)	Fees	Salaries, allowances and other benefits	Bonus	Contributions to pension schemes	Total before tax	Total after tax
Current directors						
MA Mingzhe	–	4,816	18,659	35	23,510	13,382
CHEUNG Chi Yan Louis	–	10,009	9,861	1	19,871	11,155
SUN Jianyi	–	2,427	7,453	35	9,915	5,815
Anthony Philip HOPE	–	–	–	–	–	–
CHEN Hongbo	–	–	–	–	–	–
WONG Tung Shun Peter	–	–	–	–	–	–
NG Sing Yip	–	–	–	–	–	–
HUANG Jianping	–	–	–	–	–	–
LIN Lijun	–	359	29	48	436	379
FAN Gang	–	463	33	50	546	465
DOU Wenwei	–	222	15	40	277	249
CHEUNG Lee Wah	–	–	–	–	–	–
HU Aimin	–	–	–	–	–	–
SHI Yuxin	–	–	–	–	–	–
LIN Yu Fen	–	–	–	–	–	–
BAO Youde	150	–	–	–	150	122
KWONG Che Keung Gordon	300	–	–	–	300	232
CHEUNG Wing Yui	300	–	–	–	300	232
CHOW Wing Kin Anthony	300	–	–	–	300	232
Sub-total	1,050	18,296	36,050	209	55,605	32,263
Past directors						
LIU Haifeng David	–	–	–	–	–	–
Henry CORNELL	–	–	–	–	–	–
Sub-total	–	–	–	–	–	–
Current supervisors						
XIAO Shaolian	250	–	–	–	250	198
SUN Fuxin	60	–	–	–	60	50
DONG Likun	36	–	–	–	36	30
LIN Li	–	–	–	–	–	–
CHE Feng	–	–	–	–	–	–
DUAN Weihong	–	–	–	–	–	–
HU Jie	–	237	–	28	265	229
HE Shi	–	585	39	47	671	565
WANG Wenjun	–	170	5	37	212	190
Sub-total	346	992	44	112	1,494	1,262
Past supervisors						
ZHOU Fulin	–	–	–	–	–	–
CHEN Bohai	–	–	–	–	–	–
SONG Liankun	–	132	–	–	132	113
HE Peiquan	–	149	–	–	149	127
CHEN Shangwu	24	–	–	–	24	20
Sub-total	24	281	–	–	305	260
Total	1,420	19,569	36,094	321	57,404	33,785

As at December 31, 2006

46. COMPENSATION OF KEY MANAGEMENT PERSONNEL *(Continued)*

(2) Directors' and supervisors' remuneration *(Continued)*

	2005					
For the year ended December 31, (in RMB thousand)	Fees	Salaries, allowances and other benefits	Bonus	Contributions to pension schemes	Total before tax	Total after tax
Current directors						
MA Mingzhe	–	4,024	10,090	21	14,135	8,135
SUN Jianyi	–	2,036	–	20	2,056	1,463
Henry CORNELL	–	–	–	–	–	–
HUANG Jianping	–	–	–	–	–	–
LIU Haifeng David	–	–	–	–	–	–
LIN Yu Fen	–	–	–	–	–	–
CHEUNG Lee Wah	–	–	–	–	–	–
Anthony Philip HOPE	–	–	–	–	–	–
DOU Wenwei	–	226	8	20	254	224
FAN Gang	–	438	–	20	458	387
LIN Lijun	–	–	–	–	–	–
SHI Yuxin	–	–	–	–	–	–
HU Aimin	–	–	–	–	–	–
CHEN Hongbo	–	–	–	–	–	–
BAO Youde	150	–	–	–	150	121
KWONG Che Keung Gordon	300	–	–	–	300	231
CHEUNG Wing Yui	300	–	–	–	300	231
CHOW Wing Kin Anthony	156	–	–	–	156	120
Sub-total	906	6,724	10,098	81	17,809	10,912
Past director						
YIP Dicky Peter	–	–	–	–	–	–
Current supervisors						
XIAO Shaolian	250	–	–	–	250	197
CHEN Shangwu	60	–	–	–	60	50
SUN Fuxin	60	–	–	–	60	50
DUAN Weihong	–	–	–	–	–	–
ZHOU Fulin	–	–	–	–	–	–
CHEN Bohai	–	–	–	–	–	–
HE Peiquan	–	297	–	–	297	254
SONG Liankun	–	263	–	–	263	226
HE Shi	–	482	–	20	502	423
Sub-total	370	1,042	–	20	1,432	1,200
Total	1,276	7,766	10,098	101	19,241	12,112

The compensation expenses for share appreciation rights granted to the directors and supervisors are not included in the above analysis.

During the year, no emoluments were paid by the Group to the directors and the supervisors as an inducement to join the Group, or upon joining the Group, or as compensation for loss of office.

46. COMPENSATION OF KEY MANAGEMENT PERSONNEL *(Continued)*

(3) After-tax compensation of key management personnel other than directors and supervisors is as follows:

	2006			
For the year ended December 31, (in RMB thousand)	**Salaries, allowances and other benefits after tax**	**Bonus after tax**	**Contributions to pension schemes**	**Total after tax**
LEUNG Ka Kui Dominic	**4,798**	**12,305**	**–**	**17,103**
Richard JACKSON	**12,280**	**–**	**–**	**12,280**
KU Min-shen	**3,452**	**–**	**–**	**3,452**
John PEARCE	**–**	**–**	**–**	**–**
REN Huichuan	**943**	**76**	**47**	**1,066**
GOH Yethun	**2,731**	**–**	**9**	**2,740**
WANG Liping	**975**	**76**	**35**	**1,086**
CHEN Kexiang	**945**	**114**	**45**	**1,104**
LO Sai Lai	**2,035**	**–**	**–**	**2,035**
Total	**28,159**	**12,571**	**136**	**40,866**

	2005			
For the year ended December 31, (in RMB thousand)	Salaries, allowances and other benefits after tax	Bonus after tax	Contributions to pension schemes	Total after tax
LEUNG Ka Kui Dominic	4,788	1,873	2	6,663
CHEUNG Chi Yan Louis	5,710	2,790	2	8,502
YIP Lai Shing	4,701	–	2	4,703
KU Min-shen	3,163	–	2	3,165
Richard JACKSON	1,921	–	–	1,921
Total	20,283	4,663	8	24,954

The compensation expenses for share appreciation rights granted to key management personnel other than directors and supervisors are not included in the above analysis.

As at December 31, 2006

47. FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the Group include three (2005: one) directors whose emolument is reflected in the analysis presented in note 46.

Details of emoluments of the remaining two (2005: four) highest paid individuals are as follows:

For the year ended December 31, (in RMB million)	2006	2005
Salaries, allowances and other benefits	**51**	41

The number of non-director, highest paid individuals whose emoluments fell within the following bands is as follows:

For the year ended December 31,	2006	2005
RMB6,000,001 – RMB6,500,000	–	1
RMB8,000,001 – RMB8,500,000	–	1
RMB11,500,001 – RMB12,000,000	–	1
RMB15,000,001 – RMB15,500,000	–	1
RMB20,000,001 – RMB25,000,000	1	–
RMB30,000,001 – RMB35,000,000	1	–

The Company has no contributions to pension schemes for the above highest paid non-director individuals.

Under the PRC tax regulations, individual income tax is calculated at progressive rates with a cap of 45%.

The effective income tax rate of the five highest paid individuals in the Group range from 40.7% to 44.2% (2005: 35.7% to 43.5%), and their average effective tax rate is 42.6% (2005: 41.9%).

The compensation expenses for share appreciation rights granted to the above highest paid individuals are not included in the above analysis.

During the year, no emoluments were paid by the Group to the above highest paid, non-director individuals as an inducement to join the Group, or upon joining the Group, or as compensation for loss of office.

48. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) Related party relationship

The Company's related parties where control exists are mainly subsidiaries of the Company. For details, please refer to Note 23.

The Company's related parties where significant influence exists are set out below:

Name of related parties	Relationship with the Company
HSBC Holdings Limited ("HSBC Holdings")	Parent of shareholders
HSBC Insurance Holdings Limited ("HSBC Insurance")	Shareholder
HSBC	Shareholder

In late August 2005, HSBC Holdings through its wholly owned subsidiaries, HSBC Insurance and HSBC held 19.9% of the Company's shares. Since then, HSBC Holdings and its subsidiaries became the Company's related parties who had significant influence over the Group.

(2) As at December 31, 2006, the Group's aggregate bank balances with HSBC were approximately RMB710 million (2005: RMB232 million). Interest income earned by the Group on such bank balances for 2006 was approximately RMB15 million (2005: RMB3 million).

49. COMMITMENTS

(1) Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

As at December 31, (in RMB million)	2006	2005
Contracted, but not provided for	**3,431**	472
Authorized, but not contracted for	**1,182**	3,030
Total	**4,613**	3,502

(2) Operating lease commitments

The Group leases office premises and staff quarters under various rental agreements. Future minimum lease payments under non-cancelable operating leases are as follows:

As at December 31, (in RMB million)	2006	2005
Within 1 year	**453**	372
1-5 years	**649**	473
More than 5 years	**65**	5
Total	**1,167**	850

(3) Operating lease rental receivables

The Group leases its investment properties under various rental agreements. Future minimum lease receivables under non-cancelable operating leases are as follows:

As at December 31, (in RMB million)	2006	2005
Within 1 year	**59**	64
1-5 years	**63**	33
More than 5 years	**69**	–
Total	**191**	97

(4) Credit commitments

As at December 31, (in RMB million)	2006	2005
Letter of credit issued	**734**	10
Acceptance	**9,017**	–
Guarantee issued	**6,536**	–
Loan commitment	**12,823**	60
Others	**5**	3
Total	**29,115**	73

As at December 31, 2006

50. EMPLOYEE BENEFITS

(1) Pension

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(2) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(3) Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

(4) Share appreciation rights scheme

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. No shares will be issued under this scheme. The rights are granted in units with each unit representing one H share of the Company. The rights to the units will be issued in the next five years. Upon exercise of the said rights, the participants will receive a cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of an H share at the time of exercise.

The expense recognized for employee services received during the year is RMB1,019 million (2005: RMB61 million).

The following table illustrates the number of units in share appreciation rights during the year.

(in million)	2006 Number of units	2005 Number of units
As at January 1,	**58**	42
Granted during the year	**16**	16
As at December 31,	**74**	58

The weighted average remaining contractual life for the share appreciation rights outstanding as at December 31, 2006 is 1.7 years (2005: 2.5 years).

50. EMPLOYEE BENEFITS *(Continued)*

(4) Share appreciation rights scheme *(Continued)*

The fair value of share appreciation rights is initially measured at the grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share appreciation rights were granted. The following table lists the inputs to the model used for the year.

	2006	2005
Risk-free interest rate (%)	**1.5%**	1.5%
Expected dividend yield (%)	**1.0%**	1.0%
Expected volatility (%)	**31.0%**	29.0%
Expected life (in years)	**3-5**	3-5

The services received and liabilities to pay for those services are recognized over the expected vesting period. Until the liability is settled, it is remeasured at each reporting date with changes in fair value recognized in the income statement. The carrying amount of the liability relating to the share appreciation rights as at December 31, 2006 is RMB1,109 million (2005: RMB90 million).

51. CONTINGENT LIABILITIES

(1) Guarantees

Ping An Real Estate provided guarantees for several loans under trust schemes managed by Ping An Trust. The guarantees provided were RMB426 million as at December 31, 2006.

(2) Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

52. POST BALANCE SHEET EVENTS

1. Pursuant to the approval from the Company's shareholders and the China Securities Regulatory Commission, the Company issued 1.15 billion ordinary A-shares with par value of RMB1 at a price of RMB33.80 each in February 2007. The total cash consideration received, after deduction of issuance expenses, amounts to RMB38,222 million and the Company's registered and paid-up capital has increased to RMB7,345 million.

2. Pursuant to an agreement entered into by SZCB, Ping An Trust and HSBC in February 2007, SZCB will acquire all of the equity interest held by Ping An Trust and HSBC in Ping An Bank. Upon completion of such transfer, the Group's equity interest in Ping An Bank will increase to 89.36%.

3. In March 2007, Ping An Asset Management (Hong Kong) obtained a license issued by Securities and Futures Commission of Hong Kong to conduct asset management business.

4. During the 5th Session of the 10th National People's Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the future financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

5. On April 11, 2007, the directors proposed 2006 final dividend distribution of RMB0.22 per share totaling RMB1,616 million. This proposal is subject to Company shareholders' approval.

As at December 31, 2006

53. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation. These reclassifications mainly include:

- reclassification to present interest income and interest expense for banking operation separately;
- reclassification to present fees and commission income from fees and commission expenses for non-insurance operations separately;
- reclassification to present loan loss provisions separately; and
- reclassification to present assets and liabilities on the face of balance sheet in a more condensed manner and to provide breakdown of certain assets and liabilities in the notes to the financial statements.

54. APPROVAL OF THE FINANCIAL STATEMENTS

These financial statements have been approved and authorized for issue by the Company's directors on April 11, 2007.

Ernst & Young Hua Ming (2007) Shen Zi No. 60468101-B24

To the shareholders of
Ping An Insurance (Group) Company of China, Ltd.

We have audited the accompanying financial statements of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated and company balance sheets as at December 31, 2006, the consolidated and company income statements, profit appropriation statements and cash flow statements for the year then ended and notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The management is responsible for preparing financial statements in accordance with Accounting Standards for Business Enterprises and the Accounting System for Financial Institutions. This responsibility includes (1) designing, implementing and maintaining internal controls relevant to the preparation of the financial statements that are free from material misstatement whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Chinese Auditing Standards issued by the Chinese Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain a reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider the internal controls relevant to the entity's preparation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements have been prepared in accordance with Accounting Standards for Business Enterprises and the Accounting System for Financial Institutions, and present fairly, in all material aspects, the financial position of the Group and the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended.

Ernst & Young Hua Ming

Chinese Certified Public Accountant
Zhang Xiaodong

Chinese Certified Public Accountant
Huang Yuedong

Beijing, The People's Republic of China

April 11, 2007

As at December 31, 2006
(in RMB thousand)

	Notes V	December 31, 2006	December 31, 2005
ASSETS			
CURRENT ASSETS:			
Cash on hand	1	**347,282**	14,150
Cash at bank	1	**89,788,851**	80,290,899
Balances with clearing companies	1	**1,134,759**	176,987
Precious metal		**111,001**	–
Balances with central bank	2	**7,713,643**	20,271
Due from banks and other financial institutions	3	**2,840,207**	426,491
Short-term investments	4	**24,148,945**	16,532,789
Placements with banks and other financial institutions	5	**1,727,381**	131,394
Short-term loans	6	**10,709,388**	400,882
Policy loans	7	**1,380,990**	864,483
Assets purchased under agreements to resell	8	**6,950,915**	–
Discounted bills	6	**12,633,786**	–
Bills negotiation of export and import L/C	6	**317,596**	–
Interest receivables		**609,230**	438,098
Premium receivables	9	**3,072,759**	748,808
Receivables from reinsurers	9	**787,042**	720,124
Prepaid claims		**135,229**	226,016
Reinsurance deposits		**43**	44
Deposits with stock and futures exchanges	10	**74,047**	42,120
Other receivables	11	**2,674,855**	467,481
Materials		**2,501**	4,132
Low-value consumables		**113,813**	88,835
Deferred expenses		**121,674**	94,348
Financial guarantees		**94,040**	–
Dividends receivable		**42,735**	–
Long-term bond investments due within one year	13	**2,506,243**	779,804
Total current assets		**170,038,955**	102,468,156
LONG-TERM INVESTMENTS:			
Long-term equity investments	12	**13,387,680**	3,006,663
Consolidation surplus	12	**599,497**	330,433
Long-term bond investments	13	**192,024,584**	151,965,803
Long-term fund investments	14	**5,193,156**	6,977,965
Total long-term investments		**211,204,917**	162,280,864
Medium to long-term loans	6	**24,240,288**	129,667
Overdue loans	6	**895,441**	–
Non-accrual loans	6	**2,785,888**	93,550
Less: Loan loss provisions	6	**(2,430,726)**	(93,550)
Fixed assets:			
Fixed assets, at cost	15	**9,153,167**	7,070,964
Less: accumulated depreciation	15	**(2,932,216)**	(2,234,777)
Fixed assets, net	15	**6,220,951**	4,836,187
Less: impairment losses	15	**(191,972)**	(323,275)
Fixed assets, net	15	**6,028,979**	4,512,912
Construction in progress	16	**1,233,773**	1,318,974
Fixed assets disposal		**(819)**	(73)
Total fixed assets		**7,261,933**	5,831,813
INTANGIBLE ASSETS AND OTHER ASSETS:			
Intangible assets	17	**158,506**	151,583
Long-term deferred expenses		**60,818**	36,915
Statutory deposits	18	**1,520,000**	1,240,000
Repossessed assets	19	**463,871**	7,834
Other long-term assets		**29,384**	38,839
Separate account assets	38	**24,931,681**	15,897,584
Total intangible assets and other assets		**27,164,260**	17,372,755
DEFERRED TAX:			
Deferred tax assets	20	**630,100**	20,487
Total assets		**441,791,056**	288,103,742

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

	Notes V	**December 31, 2006**	December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings	*21*	**526,710**	–
Short-term deposits	*22*	**50,626,577**	18,077
Short-term saving deposits		**10,725,197**	–
Due to banks and other financial institutions	*23*	**3,464,731**	36,376
Placements from banks and other financial institutions		**991,705**	–
Assets sold under agreements to repurchase	*24*	**13,436,183**	7,095,400
Handling charges payable		**117,714**	76,166
Commission payable		**776,008**	556,731
Due to reinsurers	*25*	**746,051**	532,903
Premium received in advance		**1,351,586**	1,879,808
Deposits from reinsurers		**614**	58,121
Guarantee deposits	*26*	**5,484,740**	76,664
Inward and outward remittances		**248,673**	–
Interest payable	*27*	**309,139**	5,134
Salary payable		**1,723,438**	475,497
Welfare payable		**295,380**	142,411
Warrants payable		**88,319**	–
Policyholder dividends payable		**4,106,627**	2,864,005
Dividends payable	*28*	**81,018**	75,909
Taxes payable	*29*	**1,119,832**	672,725
Other payables	*30*	**2,191,157**	1,355,709
Accrued expenses		**75,146**	16,462
Claim reserves		**6,155,458**	4,928,257
Unearned premium reserves		**8,702,315**	6,240,733
Insurance guarantee fund	*31*	**81,857**	60,110
Customer deposits	*32*	**3,750,122**	1,729,716
Other current liabilities		**190,772**	–
Long-term liabilities due within one year	*33*	**1,577,482**	–
Total current liabilities		**118,944,551**	28,896,914
LONG-TERM LIABILITIES:			
Long-term deposits	*34*	**3,043,310**	–
Long-term saving deposits		**454,522**	–
Long-term guarantee deposits		**49,386**	–
Long-term borrowings	*35*	**155,000**	–
Long-term unearned premium reserves		**2,408,042**	2,413,790
Policyholders' reserves for life insurance	*36*	**223,721,661**	183,096,087
Long-term reserves for health insurance		**30,126,399**	24,568,558
Deposits from policyholders		**36,745**	40,101
Other long-term liabilities		**1,016**	1,862
Separate account liabilities	*38*	**24,931,681**	15,897,584
Including: Separate account reserves		**19,812,450**	15,276,242
Total long-term liabilities		**284,927,762**	226,017,982
Total liabilities		**403,872,313**	254,914,896

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

As at December 31, 2006
(in RMB thousand)

	Notes V	**December 31, 2006**	December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY *(Continued)*			
Total liabilities		**403,872,313**	254,914,896
MINORITY INTERESTS		**1,250,878**	524,840
SHAREHOLDERS' EQUITY:			
Share capital	*39*	**6,195,053**	6,195,053
Capital reserve	*40*	**15,162,889**	15,162,575
Surplus reserve fund	*41*	**6,126,092**	5,526,410
General reserve		**394,510**	394,510
General risk provision	*42*	**16,752**	–
General provision	*42*	**76,633**	35,679
Loss provision for trust business	*42*	**28,774**	–
Retained profits	*43*	**8,667,162**	5,349,779
Including: Proposed dividends		**1,615,912**	–
Total shareholders' equity		**36,667,865**	32,664,006
Total liabilities and shareholders' equity		**441,791,056**	288,103,742

The financial statements on pages 146 to 242 have been signed by:

MA Mingzhe	**CHEUNG Chi Yan Louis**	**REN Huichuan**
Chairman and Chief Executive Officer	*President and Chief Financial Officer*	*Senior Vice President*

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

Consolidated Income Statement

For the year ended December 31, 2006
(in RMB thousand)

	Notes V	**2006**	2005
Underwriting income			
Premium income	*44*	**85,954,952**	71,609,012
Reinsurance premium income	*45*	**28,447**	16,112
Less: Premium ceded to reinsurers	*46*	**(4,271,271)**	(4,241,477)
Total underwriting income		**81,712,128**	67,383,647
Underwriting expenses			
Claim expenses	*47*	**(10,721,175)**	(8,221,809)
Less: Claims recoverable from reinsurers	*46*	**2,446,436**	2,475,359
Subrogation income		**45,617**	48,974
Claims for reinsurance accepted	*45*	**(8,645)**	(3,851)
Payments on death and medical claims	*48*	**(1,086,421)**	(982,244)
Payments on maturities	*49*	**(3,034,671)**	(3,263,281)
Payments on annuities	*50*	**(2,770,432)**	(2,446,820)
Payments on surrenders	*51*	**(8,493,282)**	(6,956,103)
Expenses for reinsurance accepted	*45*	**(3,983)**	(2,093)
Handling charges	*52*	**(1,831,898)**	(963,581)
Commission expenses	*53*	**(6,242,087)**	(4,962,019)
Business tax and surcharges	*54*	**(1,644,692)**	(909,742)
Operating expenses	*55*	**(9,759,034)**	(7,033,277)
Less: Expenses recoverable from reinsurers	*46*	**1,548,494**	1,370,793
Provision for insurance guarantee fund	*31*	**(270,560)**	(209,280)
Total underwriting expenses		**(41,826,333)**	(32,058,974)

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

Consolidated Income Statement

For the year ended December 31, 2006
(in RMB thousand)

	Notes V	2006	2005
Changes in reserves			
Provision for claim reserves	56	**(6,155,458)**	(4,928,257)
Less: Write-back of claim reserves	56	**4,928,257**	3,874,137
Provision for unearned premium reserves	57	**(8,702,315)**	(6,240,733)
Less: Write-back of unearned premium reserves	57	**6,240,733**	4,868,859
Provision for long-term unearned premium reserves	58	**(2,408,042)**	(2,413,790)
Less: Write-back of long-term unearned premium reserves	58	**2,413,790**	1,894,930
Provision for policyholders' reserves for life insurance		**(243,534,111)**	(198,372,329)
Less: Write-back of policyholders' reserves for life insurance		**198,372,329**	167,142,916
Provision for long-term reserves for health insurance		**(30,126,399)**	(24,568,558)
Less: Write-back of long-term reserves for health insurance		**24,568,558**	18,625,804
Total change in reserves		**(54,402,658)**	(40,117,021)
Underwriting losses		**(14,516,863)**	(4,792,348)
Add: Other profit	59	**16,080**	115,500
Investment income	60	**18,513,069**	5,885,130
Interest income	61	**3,847,041**	3,882,770
Income from assets purchased under agreements to resell		**27,974**	338
Commission income	62	**475,085**	175,327
Securities underwriting income	63	**139,665**	79,355
Foreign exchange losses		**(480,027)**	(407,790)
Less: Interest expenses	64	**(129,750)**	(15,816)
Policyholder dividends		**(1,486,737)**	(1,064,118)
Expenses of assets sold under agreements to repurchase		**(172,065)**	(91,071)
Other handling charges		**(50,133)**	(18,344)
Loan loss provisions		**(947)**	72,997
Operating profit		**6,182,392**	3,821,930
Add: Non-operating income		**86,885**	56,618
Less: Non-operating expenses		**(11,272)**	(122,758)
Profit before tax		**6,258,005**	3,755,790
Less: Income tax	65	**(135,257)**	(387,637)
Profit after tax		**6,122,748**	3,368,153
Less: Minority interests		**(136,786)**	(29,725)
Net profit		**5,985,962**	3,338,428

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

Consolidated Profit Appropriation Statement

For the year ended December 31, 2006
(in RMB thousand)

	Notes V	2006	2005
Net profit		**5,985,962**	3,338,428
Add: Retained profits at beginning of year		**5,349,779**	3,415,101
Distributable profit		**11,335,741**	6,753,529
Less: Appropriation to statutory surplus reserve fund	43	**(599,682)**	(333,843)
Appropriation to statutory public welfare fund	41	**–**	(166,921)
Appropriation to general risk provision	42	**(16,752)**	–
Appropriation to general provision	42	**(40,954)**	(35,679)
Appropriation to loss provision for trust business	42	**(28,774)**	–
Profit available for distribution to shareholders		**10,649,579**	6,217,086
Less: Dividends payable		**(1,982,417)**	(867,307)
Retained profits at end of year		**8,667,162**	5,349,779

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

For the year ended December 31, 2006
(in RMB thousand)

	2006	2005
I. Cash flows from operating activities:		
Premiums received	**79,892,024**	68,488,209
Cash received from reinsurers	**1,128,818**	362,319
Cash received from statutory deposits	**180,000**	300,000
Cash received on guarantee deposits	**–**	41,554
Cash received from repayment of loans	**941,180**	28,320
Cash received on deposits	**11,438,786**	–
Balances with central bank, net	**318,353**	–
Cash received from banks and other financial institutions	**219,927**	112,439
Interest received	**345,771**	89,726
Cash received from other operating activities	**2,364,544**	122,137
Sub-total of cash inflows	**96,829,403**	69,544,704
Paid claims	**(10,446,897)**	(8,295,141)
Cash paid to reinsurers	**(1,305,815)**	(1,130,256)
Cash paid on deposits with stock and futures exchanges	**(291,404)**	(20,937)
Cash paid on guarantee deposits	**(1,774,236)**	–
Cash paid for policyholders deposits	**(3,356)**	(2,985)
Cash paid for handling charges	**(1,790,350)**	(941,596)
Cash paid for commission expenses	**(6,022,810)**	(4,907,036)
Cash paid on death and medical claims	**(1,081,271)**	(982,244)
Cash paid on maturities	**(2,931,311)**	(3,810,745)
Cash paid on annuities	**(2,694,236)**	(1,817,060)
Cash paid on surrenders	**(7,209,807)**	(5,876,512)
Cash paid on policyholder dividends	**(244,115)**	(176,885)
Cash paid for statutory deposits	**(460,000)**	(340,000)
Cash paid to and for employees	**(3,718,729)**	(2,967,440)
Business tax paid	**(1,362,630)**	(793,695)
Income tax paid	**(160,586)**	(436,632)
Taxes paid other than business tax and income tax	**(99,925)**	(101,564)
Cash paid for insurance guarantee fund	**(248,813)**	(976,449)
Loans drawn	**(5,863,315)**	–
Balances with central bank, net	**–**	(16,203)
Withdrawal of deposits	**(4,863,096)**	(10,834)
Cash paid to banks and other financial institutions	**(824,686)**	(23,148)
Interest paid on banking operations	**(186,108)**	(9,456)
Cash paid for other operating activities	**(5,888,193)**	(4,017,805)
Sub-total of cash outflows	**(59,471,689)**	(37,654,623)
Net cash flows from operating activities	**37,357,714**	31,890,081

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

		Notes IV	2006	2005
II.	**Cash flows from investing activities:**			
	Proceeds from sales and redemption of investments		**98,077,329**	31,515,858
	Dividends received		**2,485,967**	266,794
	Interest received from bonds other than subordinated bond		**5,767,231**	4,347,414
	Proceeds from disposals of subordinated bonds		**3,767,818**	1,054,997
	Interest received from subordinated bonds		**672,666**	392,399
	Cash received from repayment of loans		**692,358**	1,000,385
	Interest received from loans		**59,326**	67,458
	Proceeds from disposals of fixed assets, intangible assets and other long-term assets		**235,098**	110,548
	Cash received from assets purchased under agreements to resell		**61,767,423**	391,482
	Interest received from bank deposits		**3,021,450**	4,079,564
	Cash received from maturity of term deposits		**21,664,814**	34,002,565
	Proceeds from acquisition of subsidiaries	(5)	**4,372,129**	-
	Cash received from other investing activities		**20,222**	-
	Sub-total of cash inflows		**202,603,831**	77,229,464
	Purchases of fixed assets, intangible assets and other long-term assets		**(1,609,535)**	(1,078,624)
	Purchases of investments		**(121,638,903)**	(66,994,210)
	Cash paid for placements with banks and other financial institutions, net		**-**	(131,394)
	Loans drawn		**(1,208,865)**	(1,619,021)
	Cash paid for assets purchased under agreements to resell		**(61,751,492)**	(391,000)
	Term deposits placed		**(2,437,258)**	(21,528,005)
	Cash paid for deposits under agreements		**(9,701,115)**	(1,559,914)
	Purchases of equity investment funds		**(14,454,754)**	(10,155,652)
	Purchases of subsidiaries		**(34,941)**	-
	Purchases of subordinate bond investments		**(2,882,771)**	(8,571,492)
	Cash paid for other investing activities		**(1,087,056)**	(281,242)
	Sub-total of cash outflows		**(216,806,690)**	(112,310,554)
	Net cash flows from investing activities		**(14,202,859)**	(35,081,090)
III.	**Cash flows from financing activities:**			
	Proceeds from shares issued		**75,838**	-
	Cash received from placements from banks and other financial institutions, net		**819,914**	-
	Cash received from debtors		**681,710**	-
	Cash received from assets sold under agreements to repurchase		**255,130,266**	119,455,013
	Sub-total of cash inflows		**256,707,728**	119,455,013
	Dividends paid		**(2,097,476)**	(865,622)
	Interest paid		**(37,021)**	-
	Cash paid for assets sold under agreements to repurchase		**(249,252,966)**	(113,041,668)
	Sub-total of cash outflows		**(251,387,463)**	(113,907,290)
	Net cash flows from financing activities		**5,320,265**	5,547,723
IV.	**Effect of changes in foreign exchange rate on cash**		**(66,862)**	(18,227)
V.	**Net increase in cash and cash equivalents**		**28,408,258**	2,338,487

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

For the year ended December 31, 2006
(in RMB thousand)

	Notes V	2006	2005
1. Reconciliation of net profit to cash flows from operating activities:			
Net profit for the year		**5,985,962**	3,338,428
Add: Minority interests		**136,786**	29,725
Depreciation of fixed assets		**490,452**	536,856
Amortization of intangible assets		**61,015**	51,226
Amortization of long-term deferred expenses		**19,066**	28,670
Losses on disposal of fixed assets, intangible assets and other long-term assets		**(45,380)**	(26,779)
Provision for bad debts		**94,950**	98,197
Amortization of equity investment differences		**41,171**	38,522
Write-back of short-term investments		**(121,074)**	(733,845)
Provision for/(write-back of) impairment of long-term investments		**(142,406)**	103,698
Provision for/(write-back of) impairment of fixed assets, construction-in-progress and other long-term assets		**(82,084)**	76,648
Provision for/(write-back of) loan losses		**947**	(72,997)
Investment income		**(17,986,526)**	(9,016,332)
Interest expenses		**37,021**	-
Foreign exchange losses		**480,027**	407,790
Provision for insurance reserves		**49,866,450**	37,885,617
Decrease in deferred taxes		**(211,352)**	(8,088)
Increase in operating receivables		**(12,254,972)**	(611,140)
Increase/(decrease) in operating payables		**10,987,661**	(236,115)
Net cash flows from operating activities		**37,357,714**	31,890,081
2. Net increase/(decrease) in cash and cash equivalents:			
Cash and cash equivalents at end of year	66	**45,950,704**	17,542,446
Less: Cash and cash equivalents at beginning of year	66	**(17,542,446)**	(15,203,959)
Net increase in cash and cash equivalents		**28,408,258**	2,338,487

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

As at December 31, 2006
(in RMB thousand)

	Notes XV	**December 31, 2006**	December 31, 2005
ASSETS			
CURRENT ASSETS:			
Cash on hand	1	**207**	110
Cash at bank	1	**3,915,871**	11,752,868
Short-term investments	2	**5,248,547**	2,935,280
Interest receivables		**5,067**	22,232
Other receivables		**413,227**	3,657
Low-value consumables		**654**	859
Long-term bond investments due within one year	4	**350,177**	198,375
Total current assets		**9,933,750**	14,913,381
LONG-TERM INVESTMENTS:			
Long-term equity investments	3	**26,646,054**	17,960,034
Long-term bond investments	4	**1,534,666**	828,947
Long-term fund investments	5	**21,958**	–
Total long-term investments		**28,202,678**	18,788,981
Fixed assets:			
Fixed assets, at cost		**86,418**	41,383
Less: accumulated depreciation		**(17,164)**	(6,578)
Fixed assets, net		**69,254**	34,805
Construction in progress		**–**	2,250
Total fixed assets		**69,254**	37,055
INTANGIBLE ASSETS AND OTHER ASSETS:			
Intangible assets		**18,488**	10,797
Long-term deferred expenses		**6,820**	3,255
Total intangible assets and other assets		**25,308**	14,052
DEFERRED TAX:			
Deferred tax assets		**80,239**	–
Total assets		**38,311,229**	33,753,469

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

As at December 31, 2006
(in RMB thousand)

	Notes XV	**December 31, 2006**	December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Placements from bank and other financial institutions		**819,914**	274,387
Assets sold under agreements to repurchase		**-**	645,400
Salary payable		**551,986**	66,086
Welfare payable		**24,557**	16,674
Dividends payable		**77,826**	75,909
Taxes payable	6	**74,597**	2,114
Other payables		**60,628**	8,893
Accrued expenses		**23,000**	-
Total current liabilities		**1,632,508**	1,089,463
SHAREHOLDERS' EQUITY:			
Share capital		**6,195,053**	6,195,053
Capital reserve		**15,162,889**	15,162,575
Surplus reserve fund		**6,126,092**	5,526,410
General reserve		**394,510**	394,510
General risk provision		**16,752**	-
General provision		**76,633**	35,679
Loss provision for trust business		**28,774**	-
Retained profits		**8,678,018**	5,349,779
Total shareholders' equity		**36,678,721**	32,664,006
Total liabilities and shareholders' equity		**38,311,229**	33,753,469

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

Income Statement

For the year ended December 31, 2006
(in RMB thousand)

	Notes XV	**2006**	2005
Operating expenses			
Business tax and surcharges	*7*	**(23,911)**	(2,411)
Operating expenses	*8*	**(885,871)**	(410,158)
Total operating expenses		**(909,782)**	(412,569)
Add: Other profit		**3,452**	5,742
Investment income	9	**6,559,054**	3,205,779
Interest income		**382,959**	581,198
Income from assets purchased under agreements to resell		**5,197**	–
Foreign exchange losses		**(26,546)**	(3,179)
Less: Interest expenses		**(25,288)**	–
Expenses of assets sold under agreements to repurchase		**(9,576)**	(3,396)
Operating profit		**5,979,470**	3,373,575
Add: Non-operating income		**18**	25
Less: Non-operating expenses		**(3,277)**	(250)
Profit before tax		**5,976,211**	3,373,350
Less: Income tax		**20,607**	(34,922)
Net profit		**5,996,818**	3,338,428

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

For the year ended December 31, 2006
(in RMB thousand)

	Notes V	**2006**	2005
Net profit		**5,996,818**	3,338,428
Add: Retained profits at beginning of year		**5,349,779**	3,415,101
Distributable profit		**11,346,597**	6,753,529
Less: Appropriation to statutory surplus reserve fund	*43*	**(599,682)**	(333,843)
Appropriation to statutory public welfare fund	*41*	**-**	(166,921)
Appropriation to general risk provision	*42*	**(16,752)**	–
Appropriation to general provision	*42*	**(40,954)**	(35,679)
Appropriation to loss provision for trust business	*42*	**(28,774)**	–
Profit available for distribution to shareholders		**10,660,435**	6,217,086
Less: Dividends payable		**(1,982,417)**	(867,307)
Retained profits at end of year		**8,678,018**	5,349,779

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

For the year ended December 31, 2006
(in RMB thousand)

		2006	2005
I.	**Cash flows from operating activities:**		
	Cash received from other operating activities	**18**	1,821
	Sub-total of cash inflows	**18**	1,821
	Cash paid to and for employees	**(216,829)**	(159,107)
	Business tax paid	**(3,783)**	(2,362)
	Income tax paid	**(4,293)**	(61,515)
	Taxes paid other than business tax and income tax	**(2,404)**	(4,624)
	Cash paid for other operating activities	**(93,304)**	(1,524,777)
	Sub-total of cash outflows	**(320,613)**	(1,752,385)
	Net cash flows from operating activities	**(320,595)**	(1,750,564)
II.	**Cash flows from investing activities:**		
	Proceeds from sales and redemption of investments	**13,903,034**	1,033,804
	Dividend received	**5,620,677**	730
	Interest received from bonds	**58,120**	29,249
	Cash received from placements with banks and other financial institutions, net	**-**	41,382
	Proceeds from disposals of fixed assets, intangible assets and other long-term assets	**180**	-
	Cash received from assets purchased under agreements to resell	**16,038,937**	–
	Interest received from bank deposits	**400,124**	684,819
	Cash received from maturity of term deposits	**10,801,101**	20,565,211
	Cash received from sales and redemption of equity investment funds	**1,214,017**	3,071,137
	Cash received from other investing activities	**3,585**	–
	Sub-total of cash inflows	**48,039,775**	25,426,332
	Purchases of fixed assets, intangible assets and other long-term assets	**(62,304)**	(45,198)
	Purchases of investments	**(19,532,407)**	(3,014,771)
	Cash paid for assets purchased under agreements to resell	**(16,033,740)**	–
	Term deposits placed	**(530,136)**	(20,991,122)
	Purchase of equity investment funds	**(1,609,740)**	(3,036,255)
	Cash paid for acquisition of subsidiaries	**(7,017,681)**	(1,680,000)
	Sub-total of cash outflows	**(44,786,008)**	(28,767,346)
	Net cash flows from investing activities	**3,253,767**	(3,341,014)

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

For the year ended December 31, 2006
(in RMB thousand)

		2006	2005
III.	**Cash flows from financing activities:**		
	Cash received from placements from banks and other financial institutions, net	**545,527**	274,387
	Cash received from assets sold under agreements to repurchase	**17,123,315**	7,715,838
	Sub-total of cash inflows	**17,668,842**	7,990,225
	Dividends paid	**(1,980,500)**	(865,622)
	Cash paid for assets sold under agreements to repurchase	**(17,778,291)**	(7,073,835)
	Cash paid for interest expenses	**(25,288)**	–
	Sub-total of cash outflows	**(19,784,079)**	(7,939,457)
	Net cash flows from financing activities	**(2,115,237)**	50,768
IV.	**Effect of changes in foreign exchange rate on cash**	**(7,380)**	(1,914)
V.	**Net increase/(decrease) in cash and cash equivalents**	**810,555**	(5,042,724)

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

	Notes XV	2006	2005
1. Reconciliation of net profit to cash flows from operating activities:			
Net profit for the year		**5,996,818**	3,338,428
Add: Depreciation of fixed assets		**10,701**	2,662
Amortization of intangible assets		**5,372**	1,352
Amortization of long-term deferred expenses		**2,326**	316
Losses on disposal of fixed assets, intangible assets and other long-term assets		**270**	–
Provision for/(write-back of) bad debts		**(74)**	836
Amortization of equity investment differences		**1,901**	1,901
Provision for impairment of short-term investments		**946**	–
Provision for impairment of long-term investments		**8,042**	–
Increase in deferred taxes		**(80,239)**	–
Investment income		**(6,926,687)**	(3,785,482)
Foreign exchange losses		**26,546**	3,179
Increase in operating receivables		**(773)**	(3,947)
Increase/(decrease) in operating payables		**634,256**	(1,309,809)
Net cash flows from operating activities		**(320,595)**	(1,750,564)
2. Net increase/(decrease) in cash and cash equivalents:			
Cash and cash equivalents at end of year	*10*	**3,447,742**	2,637,187
Less: Cash and cash equivalents at beginning of year	*10*	**(2,637,187)**	(7,679,911)
Net increase/(decrease) in cash and cash equivalents		**810,555**	(5,042,724)

The accompanying notes on pages 162 to 242 form an integral part of these financial statements.

As at December 31, 2006
(in RMB thousand)

I. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988 as Shenzhen Ping An Insurance Company, and was engaged primarily in property & casualty insurance business in Shenzhen. With the expansion of business, the Company was renamed as Ping An Insurance Company of China in 1992. The Company started to be engaged in life insurance business from July 1994 and subsequently changed its name to Ping An Insurance Company of China, Ltd. in January 1997.

China Insurance Regulatory Commission (the "CIRC") issued the "Approval of separation of business operations of Ping An Insurance Company of China, Ltd (Baojianfu [2002] No.32)"on April 2, 2002 and agreed with the Company's proposal on the "Separation of business operations of Ping An Insurance Company of China, Ltd". According to the proposal, the Company will be renamed as Ping An Insurance (Group) Company of China, Ltd. The Company will also establish Ping An Property & Casualty Insurance Company of China, Ltd. (the "Ping An Property & Casualty") and Ping An Life Insurance Company of China, Ltd. (the "Ping An Life") and hold 99% shares in each of the two companies. China Ping An Trust & Investment Co., Ltd. (the "Ping An Trust") which holds shares of Ping An Securities Company, Ltd (the "Ping An Securities") will also be held by the Company.

Based on "Approval of changes in Ping An Insurance Company of China"(Baojianbianshen [2002] No.98), "Approval of establishment of Ping An Property & Casualty Insurance Company of China, Ltd."(Baojianjishen [2002] No.350) and "Approval of establishment of Ping An Life Insurance Company of China, Ltd."(Baojianjishen [2002] No.351) issued by CIRC on October 28, 2002, the Company was renamed as Ping An Insurance (Group) Company of China, Ltd., and Ping An Property & Casualty and Ping An Life were established. The Company obtained its revised business license on January 24, 2003 while Ping An Property & Casualty and Ping An Life obtained their revised business licenses on December 24, 2002 and December 17, 2002, respectively.

Based on "Approval of Ping An Insurance (Group) Company of China, Ltd. to list overseas and issue H Shares," (Baojianfu [2003] No.228) issued by CIRC and "Approval of Overseas Share Issuance by Ping An Insurance (Group) Company of China, Ltd., "(Zhengjianguohezi [2004] No.18) issued by China Securities Regulatory Commission (the "CSRC"), the Company was allowed to issue 1,261,720,000 H shares. The H shares were listed on the Hong Kong Stock Exchange on June 24, 2004.

Based on "Approval of Ping An Insurance (Group) Company of China, Ltd. to issue A shares,"(Zhengjianfaxingzi [2007] No.29) issued by CSRC, the Company was allowed to issue 1,150,000,000 A shares. The A shares were listed on the Shanghai Stock Exchange on March 1, 2007.

The business scope of the Company includes investing in insurance and authorized financial enterprises, supervising and managing domestic and overseas business of subsidiaries and utilizing insurance funds. The Company is also approved to carry out domestic and overseas insurance and other businesses. The Group mainly provides integrated financial products and services, including life insurance, property and casualty insurance, trust business, securities business, banking business and other services.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting policies

The financial statements of the Company and its subsidiaries (the "Group") are prepared in accordance with the "Accounting Standards for Business Enterprises" and the "Accounting System for Financial Institutions".

2. Accounting year

The accounting year is from January 1 to December 31 of each calendar year.

3. Reporting currency

The reporting currency for the Company and its domestic subsidiaries is Renminbi ("RMB"), and the reporting currency for its oversea subsidiaries is Hong Kong dollars ("HKD"). The financial statements adopt RMB as presentation currency and are expressed in RMB thousand unless otherwise stated.

4. Basis of accounting and measurement basis

The Group's accounts have been prepared on an accrual basis. Assets are recorded at actual cost when they are acquired. Subsequently, if the assets are impaired, impairments are made in accordance with the "Accounting Systems for Financial Institutions".

5. Principles of consolidation

The subsidiaries of which the Company owns more than 50% interests are included in consolidation. Consolidated financial statements are prepared using the following basis:

(1) Differences due to adoption of different accounting policies by the parent company and its subsidiaries are adjusted;

(2) Material transactions between the parent company and its subsidiaries and transactions among the subsidiaries are eliminated;

(3) Equity investments, intra-group balances and unrealized profits of the parent company and its subsidiaries are eliminated. Balances resulting from the elimination of equity investment is treated as "consolidation surplus" and is included in long-term investments in the consolidated balance sheet.

6. Foreign currency transactions

The Company and its domestic subsidiaries keep separate books and accounting records for foreign currency transactions, and these transactions are initially recorded in the original currencies. Exchange gains or losses arising from foreign currencies transactions are dealt with in the income statement for the year. Items in the balance sheet and income statement, other than those relating to shareholders' equity, are translated into the reporting currency using the applicable exchange rates quoted by the People's Bank of China ("PBOC") at year end. Items related to shareholders' equity are translated into the reporting currency using historical exchange rates. Significant exchange differences are recorded as a separate item in the income statement.

The subsidiaries in Hong Kong and overseas locations adopt HKD as their reporting currency. Transactions in foreign currencies are recorded at the exchange rates ruling at the transaction date. Monetary assets and liabilities in foreign currencies are translated using the exchange rates ruling at the balance sheet date. All foreign currencies differences are taken to the income statement, except for exchange differences arising from loans and interest expenses in relation to acquisition or construction of fixed assets which are capitalized.

As at December 31, 2006
(in RMB thousand)

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

7. Translation of financial statements prepared in foreign currencies

When preparing consolidated financial statements, the financial statements of subsidiaries presented in foreign currency are translated into RMB as follows: assets and liabilities are translated into RMB using exchange rates ruling at the balance sheet date; shareholders' equity, other than retained profits, is translated into RMB using the applicable exchange rates ruling at the transaction date. The translated profit appropriation figure is accounted for in retained profits. Significant differences between translated assets less translated liabilities and shareholders' equity would be accounted for in equity as part of the foreign currency translated reserves. Items in income statement and profit appropriation statement are translated into RMB using the average exchange rates for the year. Items in the cash flow statement are translated into RMB using exchange rates ruling at the balance sheet date. All opening balances and comparative figures are presented using the figures translated in the prior year.

8. Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value. They include balances with central bank (excluding mandatory reserve deposits with central bank), balances with banks and other financial institutions and placements with banks and other financial institutions with original maturities of less than three months.

9. Short-term investments

Short-term investments refer to those investments that can be realized at any time and that are intended to be held for less than one year (inclusive of one year). They include stocks, bonds and investment funds. Short-term investments are carried at the lower of cost and market value. Cost comprises its purchase price and related expenses such as taxes and commission expenses. Declared but unpaid cash dividends and interest on bonds, which have been accrued at the time of acquisition, are separately accounted for as receivables and are not included in the cost of short-term investments. Provision for impairment in the value of short-term investments are determined on a category basis and the resulting gains or losses are recognized in the current year. Dividends on short-term investments, bond interest income and fund dividend income are netted off against the book value of investments (as a reduction against cost) upon receipt.

10. Loans and loan loss provisions

Short-term and medium to long-term loans

Loans are classified as short-term loans or medium to long-term loans in accordance with their maturities. Except for non-accrual loans, loans maturing within one year (inclusive of one year) are classified as short-term loans. Medium to long-term loans are loans with maturities greater than one year.

Overdue loans

Overdue loans are loans of which either principal or interest is overdue for less than 90 days. These loans include advances on discounted bills unsettled on due date and advances resulting from letters of credit and guarantees issued by the Group with insufficient collateralized deposits.

Bills negotiation of export and import L/C

Bills negotiation of export and import L/C refer to letters of credit issued by overseas banks that are accepted by the Group to finance exporting parties for the delivery of goods, or letters of credit issued by the Group to make an advance payment to overseas banks after receiving negotiation notice from importing parties.

Discounted bills

Discounted bills are granted by the Group to its clients and other financial institutions based on the bank acceptance held which has not matured.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

10. Loans and loan loss provisions *(Continued)*

Accrual and non-accrual loans

Non-accrual loans are loans of which either principal or interest is overdue for more than 90 days (inclusive of 90 days). Accrual loans are loans other than non-accrual loans.

Self-support loans and designated loans

Self-support loans are those loans funded by the Group itself for which the credit risk is borne by the Group. The Group is responsible for the collection of principal and interest. Designated loans are those loans funded by entrusting parties. In accordance with the terms of the entrusting parties, such as the designated borrowing party, purpose, amount, duration and interest rate of the loans, the Group acts as an agent to grant loans to borrowers and monitor the usage and repayment of the loans. The Group collects fee incomes from granting designated loans and the credit risk remains with the entrusting parties as the Group does not fund these loans. Self-support loans, as part of the credit assets of the Group, are presented on the face of the balance sheet. Designated loans are accounted for as an off balance sheet item.

In accordance with the loan risk classification guidelines issued by the PBOC, loans are classified as "Pass", "Special-mention", "Substandard", "Doubtful" and "Loss". Loans classified as "Substandard", "Doubtful" and "Loss" are collectively referred to as non-performing loans.

Accounting treatment of loan loss provisions

The Group would make loan loss provisions based on the probable estimated losses and the recoverability of the loans at year end. The Group uses individual and collective assessments to estimate loan loss provisions:

- For significant loans with objective evidence of impairment, loan loss provisions would be made for the difference between the carrying value and the present value of expected future cash flow discounted using the original effective interest rate of the loans.

- For insignificant loans or loans with no objective evidence of impairment when individually assessed, the Group will group loans with similar credit risk characteristics and estimate loan loss provision in accordance with its historical loss experience.

The loan loss provisions are recognized in the income statement for the year. When the credit quality of the loan improves, the previously recognized loss impairments are reversed. Loans are written off against the provisions when they are not recoverable. Upon the recoveries of bad loans previously written off, the amount of the loan loss provisions written off shall be reversed.

11. Repurchase and reverse repurchase agreements

Reverse repurchase agreements refer to the purchase of assets with commitments to resell the same assets at a future date. Assets purchased under agreements to resell are recorded at the cost of the borrowings. Interests earned on reverse repurchase agreements are recognized in the current year on a straight line basis.

Repurchase agreements are the sales of assets under agreements to repurchase the same assets at a future date. Assets sold under repurchase agreements are recorded at the cost of the amounts advanced. Interests incurred on the repurchase agreements are recognized as expense in the current year on a straight line basis.

As at December 31, 2006
(in RMB thousand)

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

12. Provision for bad debts

Provision for bad debts is made for placements with banks and other financial institutions, interest receivables, premium receivables, receivables from reinsurers, accounts receivable and other receivables based on their recoverability at the balance sheet date. Management makes provision based on aging analysis, previous experience and the financial positions and operations of the debtors. Provision for bad debts is classified into specific provision and general provision.

A specific provision is made for bad debt losses on significant accounts receivables and loans, based on aging analysis, the financial positions, operational positions and cash flow status of the debtors, and the recoverability of current and subsequent settlement.

A general provision is set up on the remaining balances of receivables, based on the aging analysis.

13. Customer deposits held for securities trading

Customer deposits held for securities trading are deposited in designated bank accounts by the Group. These deposits are recognized as a liability when received for the purpose of settlement with customers.

The Group acts on behalf of customers to purchase and sell securities through Stock Exchanges. If the total amount of securities purchased is greater than that of securities sold on each settlement date, customer deposits are deducted together with withholding stamp duty and commission expense. If the total amount of securities purchased is less than that of securities sold, customer deposits are increased after deduction of withholding stamp duty and commission expense.

14. Securities underwriting business

The Group accounts for securities underwriting business on the following basis according to respective underwriting strategy:

(1) Where the Group undertakes to purchase all underwritten securities upfront, the Group recognizes an asset at cost upon purchase of the underwritten securities. When the securities are sold to investors, underwriting commission income is recognized as the difference between the sales and purchase price of the securities. Unsold securities are transferred into proprietary investments or long-term investments at cost after the underwriting period.

(2) Where the Group undertakes to purchase all underwritten securities not sold to investors at the end of the underwriting period, the Group will not recognize an asset or a liability upon receipt of the underwritten securities, but will keep a specific record of these securities. Unsold securities are transferred into proprietary investments or long-term investments at underwriting price after the underwriting period.

(3) Where the Group does not undertake to purchase any underwritten securities unsold at the end of the underwriting period, the Group does not recognize an asset or a liability upon receipt of the underwritten securities, but will keep a specific record of these securities.

(4) Underwriting commission income is recognized upon completion of underwriting service.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

15. Long-term investments

Long-term equity investments

Long-term equity investments are initially accounted for at cost on acquisition. It is accounted for using either the cost method or the equity method as appropriate under the following circumstances.

(1) The cost method is used when the Company does not control, jointly control or have significant influence over the invested enterprise. The carrying amount of long-term equity investments remains unchanged, unless there are additions or disposals of investments. Profit or cash dividends declared by the invested enterprise are recognized as investment income for the current period. The amount of investment income recognized is limited to the amount distributed out of accumulated net profit of the invested enterprise that arises after the investment is made. The amount of profit or cash dividends declared by the invested enterprise in excess of the above threshold is treated as return on investment cost, and netted off against the carrying amount of investments.

(2) The equity method is used to account for long-term equity investments when the Company can control, jointly control or has significant influence over the invested enterprise. The carrying amount of the investment is adjusted to reflect the Company's attributable share of the invested enterprise's net profit or loss, which is recognized as investment income or loss. When the invested enterprise declares profit appropriation or cash dividends, the carrying amount of investment is adjusted down by the Company's share of the profit appropriation and dividends. The Company recognizes net losses incurred by the invested enterprise to the extent that the carrying amount of the investment is reduced to zero. If the invested enterprise realizes net profits in subsequent years, the profit is netted off against accumulated losses, before it is recognized as carrying amount of investment.

(3) When the equity method is adopted, the excess of the initial investment cost over the Company's share of owner's equity of the invested enterprise is referred to as "equity investment differences" and should be amortized evenly over the investment period stipulated in the contract or over a period of not more than 10 years if the investment period is not stipulated in the contract. Any excess of the Company's share of equity interest in the invested enterprise over the initial cost of investment is credited to capital reserve.

Long-term bond investments

Long-term bond investments are initially accounted for at investment cost on acquisition. The difference between par value and cost (as reduced by any bond interest due but unpaid and any related expenses included therein) is treated as a premium or discount, and is amortized over the period between the acquisition date and maturity date on the straight-line basis when the relevant bond interest is recognized. Interest receivables from bond investments are accrued periodically. Interest income from bond investments, after adjustments for the amortization of premium and discount, is recognized as investment income.

Long-term fund investments

Long-term fund investments are initially accounted for at investment cost on acquisition less dividend which was declared but not withdrawn. Dividends received during the holding period are recognized as investment income in the current year.

Impairment on long-term investments

Impairment on long-term investments is reviewed on an individual item basis. If the recoverable amount is lower than the carrying amount as a result of a continuing decline in market value or changes in operating conditions of the invested enterprise or other reasons, the impairment loss is recognized in current year's profit and loss. The Group intends to hold the majority of long-term bond investments to maturity.

As at December 31, 2006
(in RMB thousand)

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

16. Fixed assets

Fixed assets are tangible assets with high unit costs held for use in the supply of services, or for rental and administrative purposes and are expected to be used for more than one year.

Fixed assets are initially accounted for at cost on acquisition. The acquisition cost comprises purchase price, import duties and other taxes, expenses necessary to bring the asset to its working condition for its intended use, such as transportation, installation and other expenses. Expenditures incurred after the assets have been put into operation is capitalized when the future economic benefits are higher than originally expected.

Depreciation is calculated using the straight-line method. The respective estimated useful lives and estimated residual values of fixed assets are as follows:

	Estimated useful life	Estimated residual value
Leasehold improvements	Over the shorter of economic useful lives and lease terms	-
Buildings	30-35 years	5%
Office equipments and telecommunication equipments	5 years	5%
Motor vehicles	5-8 years	5%

Fixed assets are carried at the lower of book value and recoverable amount at the end of the accounting period. A provision for impairment losses on fixed assets is made when the recoverable amount is lower than the book value and recognized in the income statement. The recoverable amount of the fixed assets is the higher of the net selling price and the value in use. The value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

17. Construction in progress

Construction in progress ("CIP") includes all costs incurred during the preparation period before commencement of construction and until the asset is ready for its intended use. These costs include direct materials, direct labor, equipment for installation, construction and installation charges, management fees, gain or loss on trial run production and borrowing costs which are qualified for capitalization.

CIP is transferred to fixed assets when the asset is ready for its intended use.

At the end of the year, CIP is examined on an individual project basis and impairments are made for those projects which have been suspended for a long period of time and the construction of which is not expected to resume within three years; or for any project under construction but considered obsolete in terms of its technology and functionality and there exists significant uncertainty as to whether it will bring future economic benefits to the Group.

18. Intangible assets

Intangible assets mainly represents computer software and membership fees. Intangible assets are initially accounted for at actual cost on acquisition. Intangible assets are amortized on a straight-line basis evenly over its estimated useful lives, starting from the date of acquisition. Computer software is amortized over three years and membership fees are amortized over ten years.

Intangible assets are carried at the lower of book value and recoverable amount at the end of the accounting period. If the recoverable amount is lower than the book value, a provision for impairment losses on intangible assets is made for the difference.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

19. Long-term deferred expenses

Long-term deferred expenses are those expenses with an amortization period of more than one year and are recorded at actual cost on acquisition.

Pre-commenced expenditure are initially accounted for as long-term deferred expenses and then subsequently charged in one lump sum to the income statement in the first month of commencement of operations.

20. Repossessed assets

Repossessed assets are assets that the borrowers and guarantors use to settle the principal and interest of loans and other debts when the borrowers fail to repay the debts. Repossessed assets are recorded at an amount equal to the aggregate of principal and interest as presented on the face of the balance sheet.

The Group reviews the carrying amount of the repossessed assets periodically. Repossessed assets are carried at the lower of book value and recoverable amount, and provision for impairment of repossessed assets is made for any difference between the book value and the lower recoverable amount.

21. Insurance guarantee fund

According to "Administrative Regulations on the Insurance Guarantee Fund" (Baojianhuiling [2004] No.16), the Group calculates the insurance guarantee fund as follows:

(1) For property insurance, accident insurance and short-term health insurance, insurance guarantee fund is provided at 1% of net premiums respectively.

(2) For long-term life insurance and long-term health insurance with guaranteed interest rate, insurance guarantee fund is provided at 0.15% of net premiums respectively.

(3) For long-term life insurance without guaranteed interest rate, insurance guarantee fund is provided at 0.05% of net premiums.

No additional provision is required when the accumulated insurance guarantee fund balances of Ping An Life, Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity") and Ping An Health Insurance Company of China, Ltd. ("Ping An Health") reaches 1% of their respective total assets. For Ping An Property & Casualty, no additional provision is required when the accumulated balance reaches 6% of its total assets.

22. Unearned premium reserves

Unearned premium reserves are made for future insurance liabilities on policies with terms of less than one year (inclusive of one year). Unearned premium reserves are recorded based on actuarial valuation results (1/365 method). In accordance with the regulation issued by the CIRC (Baojianfa [1999] No.90), unearned premium reserves for life insurance should be no less than 50% of net premiums for the current period.

23. Claim reserves

Claim reserves are provided for claims reported but not settled, and claims incurred but not reported at the balance sheet date. Reserves for claims reported but not settled are provided on the basis of the estimated claim losses but not more than the amount calculated based on the claims reported. Reserves for claims incurred but not reported is calculated as 4% of actual gross claims paid for the year. From July 1, 2006, in accordance with the "Regulations on claim reserves for compulsory motor insurance"(Baojianchanfa [2006] No.680), the Chain-ladder method, Average cost per claim method, Loss development method and the Bornhuetter-Ferguson method are used for the valuation of reserves for compulsory motor insurance to derive the best estimates figures. From September 1, 2006, in accordance with the "Regulations on health insurance" (Baojianhuiling [2006] No.8), the Chain-ladder method and the Bornhuetter-Ferguson method are used to calculate the reserves for health insurance business. The higher of the two results calculated using the two methods will be the best estimates.

As at December 31, 2006
(in RMB thousand)

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

23. Claim reserves *(Continued)*

(Note: From January 1, 2007, reserves for claims incurred but not reported are calculated using actuarial methods in accordance with the relevant actuarial regulations, instead of using 4% of actual gross claims paid for the year.)

Claim reserves also includes liabilities for policies matured but not settled and undue annuities at the balance sheet date. Reserves for policies matured but not settled are provided based on the amounts due at maturity. Reserves for undue annuities are provided on the basis of the policy's outstanding liability.

24. Long-term unearned premium reserves

Long-term unearned premium reserves are provided for future insurance liabilities of non-life insurances and reinsurances with terms over one year (one year excluded). Long-term unearned premium reserves are calculated using a systematic and reasonable method (1/365 method).

25. Policyholders' reserves for life insurance

Policyholders' reserves are reserves provided to meet future insurance obligations arising from life insurance business and are provided using actuarial valuation methods. In accordance with the CIRC's regulations, the Group provides for policyholders' reserves for life insurance in excess of the statutory minimum standard. The statutory policyholders' reserves is calculated in accordance with "Actuarial Regulations on Life Products", "Actuarial Regulations on Interest-Dividend-Only Products" (Baojianfa [1999] No. 90), "Actuarial Regulations on Individual Participating Products", "Actuarial Regulations for Universal Life Products", "Actuarial Regulations for Individual Investment-linked Products" (Baojianfa [2003] No. 67), "Notice on Actuarial report" (Baojianshouxian [2005] No. 8), "Notice on usage of mortality table in actuarial regulations" (Baojianfa [2005] No. 188) and other regulations promulgated by the CIRC.

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of life insurance policyholders' reserves. Current best estimates of future contractual cash flows, claims handling and policy administration expenses are discounted using the future investment yield of assets backing such liabilities in performing such tests.

26. Long-term reserves for health insurance

Long-term reserves for health insurance is provided to meet future obligations arising from long-term health insurance business in accordance with statutory regulations, and is recorded based on actuarial valuation results. According to the CIRC's regulations, long-term reserves for health insurance are provided at a level not less than the statutory minimum standard. The statutory standard is calculated in accordance with "Actuarial Regulations on Health Products"(Baojianfa [1999] No.90), other regulations and approvals promulgated by the CIRC.

At each balance sheet date, the Group performs liability adequacy tests for both the long-term reserves for health insurance and policyholders' reserves for life insurance. The testing method is consistent with that of policyholders' reserves for life insurance as in Note II 25.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

27. Revenue recognition

Revenue is recognized when economic benefits associated with the transaction will flow to the Group and the relevant amount of revenue can be measured reliably. It is recognized using the following basis:

Underwriting income

Premium income and reinsurance premium income is recognized when the insurance contracts are issued, related insurance risk is undertaken by the Group, related economic benefits will flow to the Group and related net income and cost can be reliably measured. Premiums from life, long-term health and property and casualty insurance contracts are recognized as revenue when due from policyholders, while single premiums are recognized as revenue when the premiums are received. Premiums from short-term health and accident insurance contracts are recognized in accordance with the amounts stated in the contracts . Reinsurance premiums are recognized as revenue in accordance with the terms of the reinsurance contracts. Subrogation income is recognized when the right of subrogation is entitled.

Interest income

Interest income is recognized on an accrual basis according to the duration and applicable interest rates.

Interest income from loans

Interest income on loans granted by the Group is accrued and recognized as revenue periodically. The accrued interest income on loans of which the principal or interest has been overdue (including rescheduled loans) and remains uncollected for more than 90 days shall cease to be recognized as interest income for the year, and would be recorded as an off-balance sheet item. When accrued interest receivables are overdue for more than 90 days or the principals on such loans are overdue for more than 90 days, the recorded interest receivables thereon will be written off against current year profit and recorded as an off-balance-sheet account. When the overdue interests are received, the amount recovered should firstly be used to reduce the outstanding principal in full, before being recognized as interest income for the year.

Other income

Commission income arise from securities brokerage and trust management business. Commission income from securities brokerage business is recognized on the transaction date while, trust management income is recognized according to the terms and conditions stipulated in the trust contracts. Securities underwriting income arises from securities underwriting business and is recognized upon the completion of underwriting services when cash is received. Rental income is recognized on a straight-line basis over the lease terms.

28. Policyholder Dividends

Policyholder dividends represent dividends paid by the Group to policyholders in accordance with the terms of participating products of the Group. The dividends are calculated and provided based on actuarial valuation results.

29. Investment-linked insurance business

Assets related to investment-linked contracts are carried at market value. Marketable securities other than open ended funds are valued using the closing price at the valuation date or the most recent closing price if there are no transaction of the securities on the valuation date. Open ended funds are valued using the published net asset value. Equity investment funds within the issuance period are valued at cost. The differences between cost and market price are dealt with in "separate account (investment-linked) unrealized gains and losses". At year end, assets and liabilities related with investment-linked contracts are reflected respectively in "separate account (investment-linked) assets" and "separate account (investment-linked) liabilities".

30. General reserve

A pre-determined percentage of the net profit for the year is provided as general reserve. The provision percentage is in accordance with the shareholders' resolutions.

As at December 31, 2006
(in RMB thousand)

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

31. General provision

In accordance with the "Accounting System for Financial Institutions" and "Administration Regulations on the Provision of Bad Debt for Financial Institutions" (Caijin [2005] No.49), the general provision provided by the Group are appropriated from profit.

32. General risk provision

In accordance with the "Accounting System for Financial Institutions" and "Financial System for Securities Companies" (Caizhaihanzi [2000] No.77), the general risk provision accrued by the Group are appropriated from profit and used to offset losses.

33. Loss provision for trust business

In accordance with the "Accounting System for Financial Institutions" and the "Administrative Measures on Trust Investment Companies", the loss provision for trust business accrued by the Group is appropriated from profit.

34. Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease terms.

35. Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange to customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as commitments.

36. Assets under trust management

Funds placed with the Group under trust contracts are not accounted for as liabilities of the Group. Assets arising from management, operation and disposal of the entrusted funds are not accounted for as assets of the Group. These assets and liabilities are not included in the Group's balance sheet.

37. Accounting treatment for income tax

The Group's income tax is accounted in accordance with the relevant tax laws and applicable tax incentives, whereby the income tax provision is calculated based on the applicable income tax rate and the accounting results for the year after adjusting for items which are non-taxable or non-deductible.

Income tax of the Group is accounted for using the tax effect accounting method. Deferred tax is provided using the liability method in respect of timing differences between profit before tax and taxable income using the applicable tax rate. A deferred tax asset is only recognized when there are sufficient future taxable profits to allow the deferred tax assets to be recovered within three years.

38. Share-based payment transactions

Senior management and key employees of the Group receive remuneration in the form of share-based payment transactions, whereby the above mentioned employees render services as consideration for share appreciation rights which are settled in cash.

The cost of share appreciation rights is measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments are granted. The fair value of share appreciation rights is expensed over the period until vesting with recognition of a corresponding liability. The liability is remeasured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the income statement.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

39. Employee benefits

The employees of the Group are entitled to participate in government-managed social securities schemes, including pension plans, medical benefits, housing funds and other social securities schemes. The Group's liability in respect of these benefits is limited to the contributions paid in each period, which are expensed as incurred. Certain employees are also provided with group life insurance, but the amount involved is insignificant. The Group has no other significant legal or constructive obligations for employee benefits beyond the said contributions.

40. Changes in accounting estimates

Changes in accounting estimates are applied prospectively.

(1) Before 2006, claim reserves for health insurance are provided using 4% of actual claims losses for the year for claims incurred but not yet reported at the balance sheet date. Beginning September 1, 2006, claim reserves for health insurance are estimated using the Chain Ladder and Bornhuetter-Ferguson methods, in accordance with "Regulations on Health Insurance" (Baojianhuiling [2006] No.8). The greater of the two results calculated using these two methods will be regarded as the best estimates. Since accounting policies for the year 2006 and prior years does not require liability adequacy testing, the Group treats the impacts of adopting the new regulations as changes in accounting estimates in accordance with the applicable accounting policies in 2006. The change in accounting estimates results in a decrease in profit before tax of approximately RMB662,205 thousand. The Accounting Standards for Business Enterprises No. 25 Insurance Contracts requires liability adequacy test to be performed for claim reserves, and the "Expert's Opinions on Application of Accounting Standards for Business Enterprises" issued in February 2007 requires that the claims reserves should be retrospectively adjusted upon first time adoption of the new regulations. Therefore, the difference upon adoption of the new regulations might be retrospectively adjusted when the new accounting standards are applied in 2007.

(2) Before 2006, the Group calculated statutory life reserves using mortality rates stated in Baojianfa [1999] No. 90 and [2003] No. 67. Based on "Notice on amendments on usage of Life Insurance Mortality Table" (Baojianfa [2005] No. 118), the Group uses China life Insurance Mortality Table (2000-2003) to calculate the statutory life reserves. The change of mortality table result in an increase in profit before tax of approximately RMB752,835 thousand.

In addition, in compliance with Baojianfa [1999] No. 90 that reserves provided for the year should not be less than the statutory minimum reserves, and valuation interest rate should not be higher than the pricing interest rate or the determined rate of 7.5%, the Group uses a more prudent valuation interest rate for insurance products with pricing interest rates equal to or higher than 7.5%. In 2005, the valuation interest rate of certain high interest rate insurance products was reduced to 6.5%, and 7%; in 2006, the valuation interest rate of certain high interest rate insurance products was further reduced to 6%, 6.5% , 6.7%, and 7%. The accounting estimation changes result in a decrease in profit before tax of approximately RMB2,743,907 thousand.

III. TAXATION

The major types of taxes and related tax rates applicable to the Group are as follows:

Business tax and surcharges

Business tax is levied on 5% of taxable premium income, other operating income and investment income. Business tax surcharges, comprising city maintenance and construction tax and education surcharges are calculated at a pre-determined percentage of business tax.

As at December 31, 2006
(in RMB thousand)

III. TAXATION *(Continued)*

Income tax

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible and non-taxable items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches during the year are as follows:

Tax	Subsidiaries and branches	Tax rate
Income tax in the PRC	Ping An Bank Limited ("Ping An bank"), and subsidiaries and branches of the Group located in Special Economic Zones	15%
	Subsidiaries and branches of the Group located outside Special Economic Zones	33%
Hong Kong profits tax	Subsidiaries in Hong Kong Special Administrative Region	17.5%

IV. INFORMATION OF SUBSIDIARIES

The principal structure and business of the Group changed during 2006 as follows:

(1) On April 6, 2006, China Ping An Insurance Overseas (Holdings) Limited ("Ping An Overseas") established Anseng Investment Company Limited with paid-up capital of US$2 in the British Virgin Islands ("BVI"). As at December 31, 2006, the Group's equity interest amounts to 100%.

(2) On May 16, 2006, Ping An Overseas established Ping An of China Asset Management (Hong Kong) Company Limited ("Ping An Asset Management (Hong Kong)") in Hong Kong. The paid-up capital of Ping An Asset Management (Hong Kong) is HKD25 million and the Group's equity interest amounts to 100% as at December 31, 2006.

(3) With an approval from the China Banking Regulatory Commission ("CBRC") on September 8, 2006, Ping An Trust and The Hongkong and Shanghai Banking Corporation Limited ("HSBC") injected RMB146 million and United States dollars ("US$") equivalent to RMB54 million, respectively, into Ping An Bank. Upon completion of such capital injection, the registered and paid-up capital of Ping An Bank increased to RMB613.845 million and the Group's equity interests in it became 72.91%. On June 23, 2006, Ping An Bank obtained approval from CBRC to provide Renminbi services to corporate customers.

(4) On July 31, 2006, Shenzhen Ping An Real Estate Investment Co., Ltd. ("Ping An Real Estate") established Yuxi Ping An Real Estate Co., Ltd. ("Yuxi Real Estate"). The paid-up capital of Yuxi Real Estate is RMB38.5 million and the Group's equity interests in it amounts to 79.90% as at December 31, 2006.

(5) On July 28, 2006, the Company entered into a share purchase agreement with certain shareholders of Shenzhen Commercial Bank Company Limited ("SZCB") to acquire their shares representing approximately 63% of the then share capital of SZCB, 1,008,186,384 shares, for a consideration of around RMB1,008 million, of which 535 million shares of SZCB was acquired from Shenzhen Investment Holdings Co., Ltd., one of the shareholders of the Company, for a consideration of RMB535 million. Further, as part of the reorganization of SZCB and pursuant to the said share purchase agreement, the Company also entered into a subscription agreement with SZCB on the same date to subscribe for 3,902 million new shares in SZCB for a consideration of around RMB3,902 million. The above acquisition and additional share subscription was approved by CBRC and the shareholders of SZCB by November 30, 2006. Further, on December 15, 2006, the directors of SZCB approved the transfer of 6,611,320 ordinary shares from other SZCB shareholders to the Company. Upon completion of the acquisition, shares subscription and shares transfer on December 15, 2006, the Company's equity interests in SZCB amounts to 89.36%. The registered capital of SZCB is RMB5,502 million.

IV. INFORMATION OF SUBSIDIARIES *(Continued)*

(5) *(Continued)*

The assets and liabilities of SZCB as at December 15, 2006 were:

Cash on hand	362,166
Balances with central bank and due from banks and other financial institutions	9,184,268
Loans	43,700,315
Placements with banks and other financial institutions	1,201,521
Investments	23,284,754
Other assets	2,209,982
Total assets	79,943,006
Customer deposits	67,335,447
Due to banks and other financial institutions	3,535,294
Placements from banks and other financial institutions	148,552
Assets sold under agreements to repurchase	2,209,410
Other liabilities	1,559,564
Total liabilities	74,788,267

Net cash and cash equivalents arising from acquisition of SZCB:

Net assets of SZCB on acquisition date	5,154,739
Purchase of 89.36% of net assets	4,606,275
Add: Equity investment differences arising from acquisition of SZCB	310,523
Cash paid	4,916,798
Including: Paid in 2006	4,910,187
Paid in 2007	6,611
Analysis of net cash and cash equivalents arising from acquisition of SZCB	
Cash and cash equivalents acquired from SZCB	9,282,316
Cash paid	4,910,187
Net cash inflow from acquisition of SZCB	4,372,129

The financial results of SZCB for the period from December 15 to 31, 2006 is as follows:

Revenues	191,486
Profit from principal operations	74,508
Operating profit before tax	86,967
Income tax	22,341
Net profit	64,626

(6) On August 11, 2006, Ping An Overseas established Timely Reach Investments Limited with paid-up capital of US$1 in the BVI. As at December 31, 2006, the Group's equity interest amounts to 100%.

(7) On September 8, 2006, Ping An Overseas established Total Faith Investments Limited with paid-up capital of US$1 in the BVI. As at December 31, 2006, the Group's equity interest amounts to 100%.

(8) With approval from CIRC on October 17, 2006, the Companies and other shareholders of Ping An Property & Casualty injected additional capital of RMB1,400 million into Ping An Property & Casualty. After the capital injection, the paid-up capital of Ping An Property & Casualty increased to RMB3,000 million. As at December 31, 2006, the Group's interest amounts to 99.06%.

As at December 31, 2006
(in RMB thousand)

IV. INFORMATION OF SUBSIDIARIES *(Continued)*

(9) On October 31, 2006, Ping An Real Estate acquired 51% equity interest in Pan-China Real Estate (Jingzhou) Co., Ltd. ("Pan-China Real Estate"). The paid-up capital of Pan-China Real Estate is US$9.7 million. As at December 31, 2006, the Group's equity interest amounts to 50.94%.

(10) On November 13, 2006, Ping An Overseas established Jade Reach Investments Limited with paid-up capital of US$1 in the BVI. As at December 31, 2006, the Group holds 100% shares.

(11) On November 17, 2006, Shenzhen Debao Auto Co., Ltd transferred shares in Ping An Trust worth RMB16.61 million to the Company. After the transfer, Ping An Trust paid-up capital remains unchanged at RMB4,200 million. As at December 31, 2006, the Group's equity interest amounts to 99.88%.

(12) On December 20, 2006, the Company injected additional capital of HK$500 million into Ping An Overseas. After the capital injection, the paid-up capital of Ping An Overseas increased to HK$555 million. As at December 31, 2006, the Group's equity interest amounts to 100%.

Particulars of the Company's principal subsidiaries as at December 31, 2006 are set out below:

Name	Date/place of incorporation	Attributable equity interest		Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
		Direct	Indirect		
Ping An Life Insurance Company of China, Ltd.	December 17, 2002 The PRC	99.00%	-	3,800,000,000	Life insurance
Ping An Property & Casualty Insurance Company of China, Ltd.	December 24, 2002 The PRC	99.06%	-	3,000,000,000	Property and casualty insurance
Shenzhen Commercial Bank Co., Ltd.	August 3, 1995 The PRC	89.36%	-	5,502,000,000	Banking
China Ping An Trust & Investment Co., Ltd.	November 19, 1984 The PRC	99.88%	-	4,200,000,000	Investment and financing
Ping An Securities Company, Ltd.	July 18, 1996 The PRC	-	86.11%	1,800,000,000	Security investment and brokerage
Ping An Bank Limited	January 8, 1993 The PRC	-	72.91%	613,845,000	Banking
Ping An Annuity Insurance Company of China, Ltd.	December 13, 2004 The PRC	95.00%	4.96%	300,000,000	Annuity insurance
Ping An Asset Management Co., Ltd.	May 27, 2005 The PRC	90.00%	9.90%	200,000,000	Asset management
Ping An Health Insurance Company of China, Ltd.	June 13, 2005 The PRC	95.00%	4.96%	500,000,000	Health insurance
China Ping An Insurance Overseas (Holdings) Limited	October 24, 1996 Hong Kong	100.00%	-	HK$555,000,000	Investment holding
China Ping An Insurance (Hong Kong) Company Limited	August 17, 1976 Hong Kong	-	75.00%	HK$80,000,000	Property and casualty insurance

IV. INFORMATION OF SUBSIDIARIES *(Continued)*

Name	Date/place of incorporation	Attributable equity interest		Registered and paid-up capital (RMB unless otherwise stated)	Principal activities
		Direct	Indirect		
Shenzhen Ping An Futures Brokerage Co., Ltd.	April 10, 1996 The PRC	-	93.13%	50,000,000	Futures brokerage
Shenzhen Ping An Industries Co., Ltd.	November 24, 1992 The PRC	-	99.88%	20,000,000	Investment
Shenzhen Ping An Property Investment and Management Co., Ltd.	January 6, 1995 The PRC	-	99.88%	20,000,000	Property management
Fuzhou Ping An Real Estate Development Co., Ltd.	March 28, 1994 The PRC	-	74.25%	US$5,000,000	Development of property in Fuzhou (completed)
Shenzhen Ping An Real Estate Investment Co., Ltd.	March 8, 2005 The PRC	-	99.88%	300,000,000	Real estate development, investment
Shenzhen Xin An Investment Consultant Co., Ltd.	September 5, 2005 The PRC	-	99.88%	3,000,000	Consulting
Ping An of China Asset Management (Hong Kong) Company Limited	May 16, 2006 Hong Kong	-	100.00%	HK$25,000,000	Asset management
Yuxi Ping An Real Estate Co., Ltd.	July 31, 2006 The PRC	-	79.90%	38,500,000	Property leasing
Pan-China Real Estate (Jingzhou) Co., Ltd.	March 1, 2005 The PRC	-	50.94%	US$9,700,000	Real estate Investment
Anseng Investment Company Limited	April 6, 2006 BVI	-	100.00%	US$2	Investment holding
Timely Reach Investments Limited	August 11, 2006 BVI	-	100.00%	US$1	Investment holding
Total Faith Investments Limited	September 8, 2006 BVI	-	100.00%	US$1	Investment holding
Jade Reach Investments Limited	November 13, 2006 BVI	-	100.00%	US$1	Investment holding

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. Cash on hand, cash at bank and balances with clearing companies

Cash on hand, cash at bank and balances with clearing companies of the Group are as follows:

		December 31, 2006			December 31, 2005		
	Currency	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
Cash on hand	RMB	300,037	1.0000	300,037	12,949	1.0000	12,949
	USD	2,691	7.8087	21,014	115	8.0702	931
	HKD	24,018	1.0047	24,130	260	1.0403	270
	EUR	43	10.2665	438			-
	JPY	8,745	0.0656	574			-
	GBP	45	15.3232	684			-
	AUD	66	6.1618	405			-
Total				347,282			14,150
Cash at bank	RMB	77,350,437	1.0000	77,350,437	67,606,548	1.0000	67,606,548
	USD	1,543,882	7.8087	12,055,710	1,507,676	8.0702	12,167,243
	HKD	380,918	1.0047	382,704	437,948	1.0403	455,598
	JPY			-	865,480	0.0687	59,472
	EUR			-	213	9.5797	2,038
Total				89,788,851			80,290,899
Balances with clearing companies	RMB	1,105,028	1.0000	1,105,028	173,698	1.0000	173,698
	USD	2,442	7.8087	19,067	73	8.0702	592
	HKD	10,614	1.0047	10,664	2,593	1.0403	2,697
Total				1,134,759			176,987

There are term deposits of approximately RMB59,106,777 thousand in both Renminbi and foreign currencies (2005: approximately RMB69,014,333 thousand) with terms ranging from 6 months to 360 months and interest rates ranging from 2.25% to 8.80% per annum (2005: from 2.25% to 8.80%) included in cash at bank of the Group. Cash at bank of the Group also includes deposits from customers held for securities trading of RMB2,957,624 thousand (2005: RMB1,574,220 thousand). Balances with clearing companies of the Group are mainly deposits placed by Ping An Securities in China Securities Depository and Clearing Corporation, which includes customer deposits of RMB767,636 thousand (2005: RMB142,666 thousand) and contract deposits of RMB259,477 thousand (2005: Nil) for warrants issuance. The contract deposits will be available for use when the issued warrant matures or are cancelled.

2. Balances with central bank

Balances with central bank of the Group are as follows:

	December 31, 2006	December 31, 2005
Mandatory reserves deposits with central bank (RMB)	5,688,270	3
Surplus reserves deposits	1,927,145	11,552
Fiscal deposits with central bank	8,554	-
Mandatory reserves deposits with central bank (foreign currencies)	89,674	8,716
Total	7,713,643	20,271

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

2. Balances with central bank *(Continued)*

In accordance with the regulations issued by the PBOC, the Group maintains mandatory reserves deposits with PBOC in both RMB and foreign currencies. As at December 31, 2006 and December 31, 2005, the mandatory reserves deposits are calculated at 9% and 7.5% for eligible RMB deposits and 4% and 3% for foreign currencies deposits respectively.

3. Due from banks and other financial institutions

Due from banks and other financial institutions of the Group are as follows:

	December 31, 2006	December 31, 2005
Due from banks and other financial institutions (domestic)	**957,235**	410,148
Due from banks and other financial institutions (overseas)	**1,882,972**	16,343
Total	**2,840,207**	426,491

4. Short-term investments

Short-term investments of the Group are as follows:

	December 31, 2006		December 31, 2005	
	Net book value	**Market value**	Net book value	Market value
Bond investments				
Government bonds	**1,084,181**	**N/A**	1,447,212	N/A
Listed	**27,249**	**27,379**	533,338	533,365
Unlisted	**1,056,932**	**N/A**	913,874	N/A
Finance bonds	**3,229,499**	**N/A**	462,864	N/A
Listed	**–**	**–**	151,861	151,861
Unlisted	**3,229,499**	**N/A**	311,003	N/A
Corporate bonds	**7,629,305**	**N/A**	4,291,283	N/A
Listed	**297,027**	**330,017**	701,164	710,237
Unlisted	**7,332,278**	**N/A**	3,590,119	N/A
Sub-total	**11,942,985**		6,201,359	
Equity investments				
Stocks	**6,402,170**	**9,390,437**	1,904,696	1,943,769
Listed	**6,402,170**	**9,390,437**	1,904,696	1,943,769
Equity investment funds	**5,803,790**	**N/A**	8,426,734	N/A
Listed	**770,189**	**1,286,729**	946,915	946,915
Unlisted	**5,033,601**	**N/A**	7,479,819	N/A
Sub-total	**12,205,960**		10,331,430	
Total	**24,148,945**		16,532,789	

Listed investments are securities listed on Stock Exchanges. Unlisted investments are investments in interbank or other markets other than on Stock Exchanges. The market value of listed investments at the balance sheet date are valued using the closing prices on the last trading day of the year.

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

5. Placements with banks and other financial institutions

Placements with banks and other financial institutions of the Group are as follows:

	December 31, 2006	December 31, 2005
Placements with domestic financial institutions	**2,102,993**	156,131
Less: Provision for bad debts	**(375,612)**	(24,737)
Placements with banks and other financial institutions, net	**1,727,381**	131,394

6. Loans

(1) Loans by category are set out below:

Category	**December 31, 2006**	**Percentage**	December 31, 2005	Percentage
Loans and advances				
Short-term loans	**10,709,388**	**20.76%**	400,882	64.23%
Medium to long-term loans	**24,240,288**	**46.99%**	129,667	20.78%
Overdue loans	**895,441**	**1.74%**	–	–
Non-accrual loans	**2,785,888**	**5.40%**	93,550	14.99%
Trade loans				
Bills negotiation of export and import L/C	**317,596**	**0.62%**	–	–
Discounted bills	**12,633,786**	**24.49%**	–	–
Total	**51,582,387**	**100.00%**	624,099	100.00%
Loan loss provisions	**(2,430,726)**		(93,550)	
Net	**49,151,661**		530,549	

Loans of RMB2,231,236 thousand were pledged as assets sold under agreements to repurchase.

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

6. Loans *(Continued)*

(2) *Loans by industry are set out below:*

Industry	December 31, 2006	Percentage	December 31, 2005	Percentage
Agriculture, forestry and fishing	**187,413**	**0.36%**	–	–
Mining	**682,675**	**1.33%**	–	–
Manufacturing	**9,198,493**	**17.83%**	147,884	23.70%
Energy	**1,395,275**	**2.70%**	–	–
Transportation and communications	**1,385,829**	**2.69%**	40,351	6.47%
Commercial	**7,374,593**	**14.30%**	181	0.02%
Real estate	**7,811,857**	**15.14%**	66,708	10.69%
Social services	**3,322,672**	**6.44%**	–	–
Technology, culture and health	**1,250,479**	**2.42%**	–	–
Construction	**3,768,455**	**7.31%**	261,930	41.97%
Financial institutions and insurance	**39,895**	**0.08%**	–	–
Personal loans	**14,299,618**	**27.72%**	18,115	2.90%
Others	**865,133**	**1.68%**	88,930	14.25%
Total	**51,582,387**	**100.00%**	624,099	100.00%
Provision for loan losses	**(2,430,726)**		(93,550)	
Net	**49,151,661**		530,549	

(3) *Loans by types are set out below:*

(a) *Short-term loans, bills negotiation of export and import L/C and discounted bills*

	December 31, 2006	December 31, 2005
Unsecured loans	**3,221,208**	44,040
Guaranteed loans	**3,641,857**	356,842
Loans secured by mortgages	**2,835,059**	–
Loans secured by other collaterals	**13,962,646**	–
Total	**23,660,770**	400,882

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

6. Loans *(Continued)*

(3) ***Loans by types are set out below:*** *(Continued)*

(b) *Medium to long-term loans*

Medium to long-term loans by contract terms are set out below:

	December 31, 2006			
	1-3 years	**3-5 years**	**More than 5 years**	**Total**
Unsecured loans	**1,856,735**	**300,214**	**998,866**	**3,155,815**
Guaranteed loans	**2,833,904**	**652,333**	**295,959**	**3,782,196**
Loans secured by mortgages	**3,503,192**	**1,291,084**	**11,258,218**	**16,052,494**
Loans secured by other collaterals	**153,675**	**734,157**	**361,951**	**1,249,783**
Total	**8,347,506**	**2,977,788**	**12,914,994**	**24,240,288**

	December 31, 2005			
	1-3 years	3-5 years	More than 5 years	Total
Unsecured loans	41,511	13,201	65	54,777
Guaranteed loans	–	40,351	34,539	74,890
Total	41,511	53,552	34,604	129,667

(c) *Overdue loans*

	December 31, 2006	December 31, 2005
Unsecured loans	**14,209**	–
Guaranteed loans	**104,092**	–
Loans secured by mortgages	**727,599**	–
Loans secured by other collaterals	**49,541**	–
Total	**895,441**	–

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

6. Loans *(Continued)*

(3) Loans by types are set out below: (Continued)

(d) *Non-accrual loans*

Analysis of non-accrual loans in terms of days of principal being overdue are as follows:

	December 31, 2006				
	Within 90 days	91 days to 1 year	1-3 years	More than 3 years	Total
Unsecured loans	–	26,818	1,534	104,316	132,668
Guaranteed loans	23,254	151,833	424,824	538,988	1,138,899
Loans secured by mortgages	2,990	310,620	135,337	474,044	922,991
Loans secured by other collaterals	48,538	316,261	221,181	5,350	591,330
Total	74,782	805,532	782,876	1,122,698	2,785,888

	December 31, 2005				
	Within 90 days	91 days to 1 year	1-3 years	More than 3 years	Total
Unsecured loans	–	–	–	93,550	93,550

(4) Loan loss provisions

	December 31, 2006	December 31, 2005
Beginning of year	93,550	195,664
Charge for the year	947	–
Less: Write-backs during the year	–	(72,997)
Write-offs during the year	(193,624)	(29,117)
Add: Transferred from SZCB	2,529,463	–
Changes in foreign exchange rates	390	–
End of year	2,430,726	93,550

7. Policy loans

The interest rate of policy loans of the Group ranges from 5.22% to 6.50%.

8. Assets purchased under agreements to resell

Assets purchased under agreements to resell are as follows:

	December 31, 2006	December 31, 2005
Loans purchased under agreements to resell	200,000	–
Bonds purchased under agreements to resell	5,862,130	–
Rediscounted bills purchased under agreements to resell	888,785	–
Total	6,950,915	–

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

8. Assets purchased under agreements to resell *(Continued)*

Market	Terms	December 31, 2006	December 31, 2005
Interbank market	Within 3 months	**5,862,130**	–
Other markets	Within 3 months	**868,785**	–
Other markets	3 to 6 months	**220,000**	–
Total		**6,950,915**	–

9. Premium receivables and receivables from reinsurers

An aging analysis of premium receivables of the Group is as follows:

	December 31, 2006			
Aging	**Balance**	**Percentage**	**Provision**	**Net book value**
Within 3 months	**2,971,530**	**92.05%**	**–**	**2,971,530**
3 to 6 months	**98,660**	**3.06%**	**(19,556)**	**79,104**
6 to 12 months	**71,693**	**2.22%**	**(49,703)**	**21,990**
More than 12 months	**86,205**	**2.67%**	**(86,070)**	**135**
Total	**3,228,088**	**100.00%**	**(155,329)**	**3,072,759**

	December 31, 2005			
Aging	Balance	Percentage	Provision	Net book value
Within 3 months	676,463	80.41%	–	676,463
3 to 6 months	71,731	8.53%	(14,560)	57,171
6 to 12 months	50,326	5.98%	(35,152)	15,174
More than 12 months	42,730	5.08%	(42,730)	–
Total	841,250	100.00%	(92,442)	748,808

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

9. Premium receivables and receivables from reinsurers *(Continued)*

An analysis of premium receivables of the Group by insurance products is as follows:

	December 31, 2006			
Insurance products	**Balance**	**Percentage**	**Provision**	**Net book value**
Property & Casualty insurance:				
Motor and third party liability	**548,214**	**16.98%**	**(82,013)**	**466,201**
Corporate property	**136,713**	**4.24%**	**(10,847)**	**125,866**
Residential property	**11,886**	**0.37%**	**(1,666)**	**10,220**
Cargo hull	**96,608**	**2.99%**	**(11,524)**	**85,084**
Marine	**17,647**	**0.55%**	**(1,860)**	**15,787**
Liability	**52,126**	**1.61%**	**(3,474)**	**48,652**
Credit	**5,127**	**0.16%**	**(146)**	**4,981**
Guarantee	**8,324**	**0.26%**	**(2,601)**	**5,723**
Construction	**81,695**	**2.53%**	**(28,557)**	**53,138**
Accident	**174**	**–**	**–**	**174**
Special risk	**96,105**	**2.98%**	**(12,641)**	**83,464**
Sub-total	**1,054,619**	**32.67%**	**(155,329)**	**899,290**
Life insurance:				
Individual	**2,169,879**	**67.22%**	**–**	**2,169,879**
Group	**3,590**	**0.11%**	**–**	**3,590**
Sub-total	**2,173,469**	**67.33%**	**–**	**2,173,469**
Total	**3,228,088**	**100.00%**	**(155,329)**	**3,072,759**

	December 31, 2005			
Insurance products	Balance	Percentage	Provision	Net book value
Property & Casualty insurance:				
Motor and third party liability	410,278	48.77%	(46,583)	363,695
Corporate property	127,606	15.17%	(10,018)	117,588
Residential property	19,955	2.37%	(1,361)	18,594
Cargo hull	96,463	11.47%	(8,058)	88,405
Marine	5,462	0.65%	(1,483)	3,979
Liability	30,629	3.64%	(4,921)	25,708
Credit	2,941	0.35%	(1,202)	1,739
Guarantee	8,776	1.04%	(1,256)	7,520
Construction	92,591	11.01%	(14,553)	78,038
Special risk	46,540	5.53%	(3,007)	43,533
Sub-total	841,241	100.00%	(92,442)	748,799
Life insurance:				
Group	9	–	–	9
Total	841,250	100.00%	(92,442)	748,808

There are no premium receivables due from any shareholder who individually holds more than 5% of the Company's voting share capital.

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

9. Premium receivables and receivables from reinsurers *(Continued)*

The Group's aging analysis of receivables from reinsurers is as follows:

	December 31, 2006		
Aging	**Balance**	**Provision**	**Net book value**
Within 9 months	**783,790**	**-**	**783,790**
More than 9 months (9 months included)	**59,758**	**(56,506)**	**3,252**
Total	**843,548**	**(56,506)**	**787,042**

	December 31, 2005		
Aging	Balance	Provision	Net book value
Within 9 months	720,124	-	720,124
More than 9 months (9 months included)	51,307	(51,307)	-
Total	771,431	(51,307)	720,124

The Group's top 5 receivables from reinsurers/brokers are as follows:

	December 31, 2006			
Reinsurers/Brokers	**Balance**	**Percentage**	**Provision**	**Net book value**
China Property & Casualty Reinsurance Company, Ltd.	**219,353**	**26.00%**	**(1,509)**	**217,844**
China Life Reinsurance Company, Ltd.	**134,493**	**15.94%**	**-**	**134,493**
Aon Group Limited	**108,557**	**12.87%**	**(5,790)**	**102,767**
China Reinsurance (Group) Company	**76,565**	**9.08%**	**(11,826)**	**64,739**
Munich Reinsurance Company	**37,081**	**4.40%**	**-**	**37,081**

	December 31, 2005			
Reinsurers/Brokers	Balance	Percentage	Provision	Net book value
China Property & Casualty Reinsurance Company, Ltd.	172,861	22.41%	(2,661)	170,200
China Reinsurance (Group) Company	148,913	19.30%	(11,214)	137,699
Aon Group Limited	96,352	12.49%	(5,734)	90,618
Guy Carpenter & Company Inc.	71,951	9.33%	(4,127)	67,824
Munich Reinsurance Company	34,930	4.53%	-	34,930

There are no receivables from reinsurers due from shareholders who individually hold not less than 5% of the Company's voting share capital.

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

10. Deposits with stock and futures exchanges

Deposits with stock and future exchanges of the Group are as follows:

	December 31, 2006	December 31, 2005
Shenzhen Stock Exchange	**35,832**	19,495
Shanghai Stock Exchange	**14,462**	14,598
Shanghai Futures Exchange	**5,949**	1,926
Zhengzhou Commodity Exchange	**340**	2,277
Dalian Commodity Exchange	**17,464**	3,824
Total	**74,047**	42,120

11. Other receivables

Details of other receivables of the Group are as follows:

	December 31, 2006	December 31, 2005
Prepayment in investment projects	**1,688,666**	-
Receivables from external companies	**405,690**	204,126
Interest rate swap margins receivables	**238,267**	-
Deposits for rental, water, electricity and others	**82,248**	53,635
Litigation receivables	**46,218**	1,318
Social and medical insurance paid for employees	**44,878**	42,571
Advances to employees	**36,194**	33,742
Others	**293,709**	201,014
	2,835,870	536,406
Less: Provision for bad debts	**(161,015)**	(68,925)
Other receivables, net	**2,674,855**	467,481

The prepayment in investment projects mainly refers to the prepayment for Beijing Meibang International Center invested by Ping An Life and Shenzhen Citic City Plaza invested by Ping An Trust.

There are no other receivables due from any shareholder who individually holds not less than 5% of the Company's voting share capital.

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

12. Long-term equity investments

Long-term equity investments of the Group are as follows:

	December 31, 2006			December 31, 2005		
	Amount	**Impairment**	**Net book value**	Amount	Impairment	Net book value
Long-term stock investments	**13,098,899**	**(126,489)**	**12,972,410**	3,099,347	(257,665)	2,841,682
Unconsolidated subsidiaries	**–**	**–**	**–**	20,000	–	20,000
Associates	**176,078**	**–**	**176,078**	3,000	–	3,000
Other long-term equity investments	**329,681**	**(90,489)**	**239,192**	181,417	(39,436)	141,981
Total	**13,604,658**	**(216,978)**	**13,387,680**	3,303,764	(297,101)	3,006,663

(1) Details of long-term stock investments of the Group are as follows:

	December 31, 2006		December 31, 2005	
	Net book value	**Market value**	Net book value	Market value
Public shares	**7,519,184**	**12,943,459**	2,758,235	2,925,208
Restricted shares	**5,438,152**	**9,019,460**	5,239	20,524
Sub-total of listed shares	**12,957,336**	**21,962,919**	2,763,474	2,945,732
Unlisted shares	**15,074**	**N/A**	78,208	N/A
Total	**12,972,410**		2,841,682	

Details of stock investment as at December 31, 2006 are as follows:

Name of the invested entity	**Type**	**Year of investment**	**Number of shares**	**Percentage of holding capital**	**Original amount**	**Net book value**
Shanghai Pudong Development Bank Co., Ltd.	**A share**	**2005**	**196,775,932**	**4.52%**	**2,227,711**	**2,227,711**
Bank of China Limited	**A share/ H share**	**2006**	**568,781,000**	**0.22%**	**1,711,026**	**1,711,026**
China Life Insurance Company Limited	**A share**	**2006**	**80,554,022**	**2.85%**	**1,520,860**	**1,520,860**
Industrial and Commercial Bank of China Limited	**A share**	**2006**	**402,564,000**	**0.12%**	**1,274,324**	**1,274,324**
Baoshan Iron & Steel Co., Ltd	**A share**	**2005**	**262,775,008**	**1.50%**	**1,117,982**	**1,117,982**
Daqin Railway Co. Ltd	**A share**	**2006**	**140,744,500**	**1.08%**	**696,685**	**696,685**
China Yangtze Power Co., Ltd	**A share**	**2005**	**96,716,251**	**1.18%**	**676,891**	**676,891**
China Merchants Bank Co., Ltd	**A share/ H share**	**2005**	**87,271,690**	**0.59%**	**544,282**	**544,282**
China Vanke Co., Ltd	**A share**	**2005**	**63,637,578**	**1.46%**	**529,084**	**529,084**
Guangshen Railway Company Limited	**A share**	**2006**	**102,712,104**	**1.45%**	**386,198**	**386,198**
Others					**2,413,856**	**2,287,367**
Total					**13,098,899**	**12,972,410**

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

12. Long-term equity investments *(Continued)*

(1) *(Continued)*

Details of stock investment as at December 31, 2005 are as follows:

Name of the invested entity	Type	Year of investment	Number of shares	Percentage of holding capital	Original amount	Net book value
China Yangtze Power Co., Ltd	A share	2005	70,752,968	0.86%	510,626	489,611
Baoshan Iron & Steel Co., Ltd	A share	2005	97,294,406	0.56%	406,265	400,493
Shanghai International Airport Co. Ltd	A share	2005	23,164,685	1.20%	388,416	334,035
Shanghai Pudong Development Bank Co., Ltd.	A share	2005	43,304,528	1.11%	311,166	311,166
China Merchants Bank Co., Ltd	A share	2005	31,510,818	0.30%	190,805	190,796
Shanghai Port Container Co., Ltd	A share	2005	12,859,102	0.71%	152,401	144,327
Fujian Expressway Development Company Limited	A share	2005	17,824,386	1.81%	146,180	130,475
SDIC Huajing Power Holding Co., Ltd	A share	2005	20,917,297	3.71%	136,783	116,091
China United Telecommunications Corporation Limited	A share	2005	42,999,849	0.20%	112,019	112,019
Huabei Expressway Co., Ltd	A share	2005	29,791,612	0.20%	119,825	107,846
Others					624,861	504,823
Total					3,099,347	2,841,682

(2) ***The Group's investment in associate as at December 31, 2006 is as follows:***

Name of the invested entity	Registered share capital	Percentage of holding capital	Investment amount at the year end	Business scope
Veolia Water (Kunming) Investment Co., Ltd.	US$95,000,000	24%	176,078	Water services investment

(3) ***The Group's consolidation surplus is as follows:***

Name of the invested entity	December 31, 2006		December 31, 2005	
	Original amount	**Amortized amount**	Original amount	Amortized amount
Ping An Securities	**377,267**	**275,873**	377,267	313,599
Ping An Bank	**16,366**	**11,066**	16,366	13,032
Ping An Trust	**19,487**	**2,035**	19,353	3,802
SZCB	**310,523**	**310,523**	-	-
Total	**723,643**	**599,497**	412,986	330,433

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

13. Long-term bond investments

Details of long-term bond investments of the Group are as follows:

	December 31, 2006						
Bond categories	**Par value**	**Interest receivable**	**Unamortized premium/ (discount)**	**Total**	**Impairment**	**Net book value**	**Market price**
Listed bonds:							
Government bonds	44,638,479	479,910	(1,802,217)	43,316,172	-	43,316,172	44,869,141
Finance bonds	12,344	73	(73)	12,344	(12)	12,332	12,533
Corporate bonds	6,763,797	82,603	(26,450)	6,819,950	-	6,819,950	6,879,046
	51,414,620	562,586	(1,828,740)	50,148,466	(12)	50,148,454	51,760,720
Unlisted bonds:							
Government bonds	49,627,715	759,239	(115,541)	50,271,413	-	50,271,413	N/A
Finance bonds	63,496,987	879,251	265,407	64,641,645	-	64,641,645	N/A
Corporate bonds	28,543,740	470,687	454,888	29,469,315	-	29,469,315	N/A
	141,668,442	2,109,177	604,754	144,382,373	-	144,382,373	N/A
Sub-total	193,083,062	2,671,763	(1,223,986)	194,530,839	(12)	194,530,827	N/A
Less: Long-term bond investments due within one year							
Listed bonds:							
Government bonds	523,351	2,905	811	527,067	-	527,067	529,079
Corporate bonds	145,827	2,847	(374)	148,300	-	148,300	148,460
	669,178	5,752	437	675,367	-	675,367	677,539
Unlisted bonds:							
Government bonds	1,450,783	55,794	28,401	1,534,978	-	1,534,978	N/A
Finance bonds	230,274	3,658	183	234,115	-	234,115	N/A
Corporate bonds	151,400	383	(90,000)	61,783	-	61,783	N/A
	1,832,457	59,835	(61,416)	1,830,876	-	1,830,876	N/A
Sub-total	2,501,635	65,587	(60,979)	2,506,243	-	2,506,243	N/A
Total	190,581,427	2,606,176	(1,163,007)	192,024,596	(12)	192,024,584	N/A

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

13. Long-term bond investments *(Continued)*

	December 31, 2005						
Bond categories	Par value	Interest receivables	Unamortized premium/ (discount)	Total	Impairment	Net book value	Market value
Listed bonds:							
Government bonds	42,823,780	467,446	(1,986,624)	41,304,602	(195)	41,304,407	43,281,706
Corporate bonds	5,898,718	78,221	86,554	6,063,493	(8,360)	6,055,133	6,328,716
	48,722,498	545,667	(1,900,070)	47,368,095	(8,555)	47,359,540	49,610,422
Unlisted bonds:							
Government bonds	49,294,422	712,061	(53,879)	49,952,604	(3,582)	49,949,022	N/A
Finance bonds	41,011,106	688,770	252,150	41,952,026	(122)	41,951,904	N/A
Corporate bonds	13,114,214	220,815	150,169	13,485,198	(57)	13,485,141	N/A
	103,419,742	1,621,646	348,440	105,389,828	(3,761)	105,386,067	N/A
Sub-total	152,142,240	2,167,313	(1,551,630)	152,757,923	(12,316)	152,745,607	N/A
Less: Long-term bond investments due within one year							
Listed bonds:							
Government bonds	59,126	3,852	1,191	64,169	-	64,169	66,116
Unlisted bonds:							
Government bonds	450,002	17,905	2,006	469,913	-	469,913	N/A
Finance bonds	199,920	2,575	(20)	202,475	-	202,475	N/A
Corporate bonds	42,751	198	298	43,247	-	43,247	N/A
	692,673	20,678	2,284	715,635	-	715,635	N/A
Sub-total	751,799	24,530	3,475	779,804	-	779,804	N/A
Total	151,390,441	2,142,783	(1,555,105)	151,978,119	(12,316)	151,965,803	N/A

Details of net book value of long-term bond investments of the Group are as follows:

	December 31, 2006	December 31, 2005
Due within 1 year	**2,506,243**	779,804
1 to 2 years	**7,941,533**	3,367,641
2 to 3 years	**6,292,377**	6,643,410
3 to 4 years	**5,132,860**	5,271,098
4 to 5 years	**24,843,207**	4,028,925
More than 5 years	**147,814,607**	132,654,729
Total	**194,530,827**	152,745,607

Long-term bond investments of the Group bear interest rates ranging from 0% to 9.78% per annum. (2005: from 0% to 11.83% per annum).

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

13. Long-term bond investments *(Continued)*

Finance bonds mainly represent bonds issued by China Development Bank. Corporate bonds mainly represent energy and transportation bonds, issued by large state-owned enterprises.

Listed investments are securities listed on the Stock Exchanges. Unlisted investment are investments in the interbank market or other markets other than on Stock Exchanges. The listed investments are priced using the closing prices of the last trading day at the end of the year.

14. Long-term fund investments

Details of the Group's long-term funds investments are as follows:

	December 31, 2006			December 31, 2005		
	Amount	**Impairment**	**Net book value**	Amount	Impairment	Net book value
Open ended funds:						
Listed	**1,196,170**	**(12,912)**	**1,183,258**	918,907	(1,983)	916,924
Unlisted	**4,051,660**	**(45,074)**	**4,006,586**	6,097,409	(36,368)	6,061,041
Sub-total	**5,247,830**	**(57,986)**	**5,189,844**	7,016,316	(38,351)	6,977,965
Close ended funds:						
Listed	**3,312**	**–**	**3,312**	–	–	–
Total	**5,251,142**	**(57,986)**	**5,193,156**	7,016,316	(38,351)	6,977,965
Market price of listed investments			**1,582,466**			938,463

Listed investments are securities listed on the Stock Exchanges. Unlisted investments are investments in the interbank market or other markets other than on Stock Exchanges. The listed investments are priced using the closing prices of the last trading day at the end of the year.

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

15. Fixed assets and accumulated depreciation

Movements of fixed assets and accumulated depreciation of the Group are as follows:

	2006				
	Leasehold improvements	Buildings	Office equipments and telecommunication equipments	Motor vehicles	Total
Cost					
Beginning of year	347,476	4,750,831	1,573,285	399,372	7,070,964
Acquisition of a subsidiary	71,591	510,476	308,327	7,871	898,265
Transfer from CIP	46,405	809,566	5,087	-	861,058
Additions	102,695	185,666	356,732	87,380	732,473
Disposals	(510)	(223,091)	(111,963)	(74,029)	(409,593)
End of year	567,657	6,033,448	2,131,468	420,594	9,153,167
Accumulated depreciation					
Beginning of year	161,032	895,235	928,453	250,057	2,234,777
Additions	95,781	144,254	199,367	51,050	490,452
Acquisition of a subsidiary	46,888	130,395	212,692	7,192	397,167
Disposals	(391)	(57,852)	(77,620)	(54,317)	(190,180)
End of year	303,310	1,112,032	1,262,892	253,982	2,932,216
Net book value					
End of year	264,347	4,921,416	868,576	166,612	6,220,951
Beginning of year	186,444	3,855,596	644,832	149,315	4,836,187
Impairment losses					
Beginning of year	-	323,275	-	-	323,275
Additions	-	29,594	-	-	29,594
Write-backs	-	(111,013)	-	-	(111,013)
Write-offs	-	(49,884)	-	-	(49,884)
End of year	-	191,972	-	-	191,972
Net					
End of year	264,347	4,729,444	868,576	166,612	6,028,979
Beginning of year	186,444	3,532,321	644,832	149,315	4,512,912

The Group is in the process of applying for property certificates in respect of certain buildings with a net book value of RMB249,419 thousand as at December 31, 2006 (2005: RMB365,378 thousand).

Net book value of fixed assets leased under rental agreements of the Group are as follows:

	December 31, 2006	December 31, 2005
Buildings	**1,528,116**	1,242,535

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

16. Construction in progress

Construction in progress mainly represents buildings under construction in Shenzhen and Shanghai. Movement of construction in progress of the Group is as follows:

	2006				
	Shenzhen Ping An Finance University	**Shanghai Pudong Ping An Building**	**Shanghai Zhangjiang Project**	**Others**	**Total**
Cost					
Beginning of year	329,668	624,280	299,736	91,762	1,345,446
Acquisition of a subsidiary	–	–	–	10,111	10,111
Additions	63,994	109,284	464,290	128,178	765,746
Transfer to fixed assets	(389,521)	–	(367,394)	(119,615)	(876,530)
End of year	4,141	733,564	396,632	110,436	1,244,773
Impairment losses					
Beginning of year	–	–	–	26,472	26,472
Transfer to fixed assets	–	–	–	(15,472)	(15,472)
End of year	–	–	–	11,000	11,000
Net					
End of year	4,141	733,564	396,632	99,436	1,233,773
Beginning of year	329,668	624,280	299,736	65,290	1,318,974

The Group is still in the process of applying for title certificates for land use rights with a net book value of RMB537,345 thousand as at December 31, 2006 (2005: RMB537,345 thousand).

17. Intangible assets

Movement of intangible assets of the Group is as follows:

	2006			
	Land use rights	**Computer software and others**	**Membership fees**	**Total**
Net book value				
Beginning of year	25,765	103,290	25,568	154,623
Acquisition of a subsidiary	–	6,267	–	6,267
Additions	56	80,334	1,470	81,860
Amortization	(617)	(55,106)	(5,292)	(61,015)
Disposals	(20,189)	–	–	(20,189)
End of year	5,015	134,785	21,746	161,546
Impairment losses				
End of year	3,040	–	–	3,040
Beginning of year	3,040	–	–	3,040
Net book value				
End of year	1,975	134,785	21,746	158,506
Beginning of year	22,725	103,290	25,568	151,583

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

18. Statutory deposits

Ping An Life, Ping An Property & Casualty, Ping An Annuity and Ping An Health have placed statutory deposits in accordance with the respective registered capital requirements. Details of the statutory deposits as at December 31, 2006 are as follows:

	December 31, 2006			December 31, 2005
	Amount	**Type**	**Terms**	**Amount**
Ping An Life				
Industrial Bank Co., Ltd. Shenzhen Branch	**260,000**	Deposits under agreements	61 months	260,000
Industrial Bank Co., Ltd. Chongqing Branch	**500,000**	Deposits under agreements	61 months	500,000
Sub-total	**760,000**			760,000
Ping An Property & Casualty				
Industrial Bank Co., Ltd. Shenzhen Branch	**140,000**	Deposits under agreements	61 months	140,000
Everbright Bank Shenzhen Branch	**180,000**	Term deposits	12 months	180,000
China Minsheng Banking Co., Ltd. Shenzhen Branch	**280,000**	Term deposits	6 months	–
Sub-total	**600,000**			320,000
Ping An Annuity				
CITIC Bank Shanghai Branch	**60,000**	Term deposits	12 months	60,000
Ping An Health				
Everbright Bank Shanghai Branch	**100,000**	Term deposits	12 months	100,000
Total	**1,520,000**			1,240,000

19. Repossessed assets

Repossessed assets of the Group are as follows:

	December 31, 2006	December 31, 2005
Buildings	**723,043**	7,834
Other fixed assets	**23,659**	–
Entitlement to club's proceeds	**62,535**	–
Others	**7,275**	–
	816,512	7,834
Less: Provision of impairment for repossessed assets	**(352,641)**	–
Net	**463,871**	7,834

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

20. Deferred tax assets

Details of deferred tax assets of the Group are as follows:

	December 31, 2006	December 31, 2005
Provision for accounts receivables	**55,564**	20,070
Provision for loan impairment	**280,249**	–
Share appreciation rights	**105,433**	–
Incurred but not reported claim reserves	**50,143**	–
Provision for repossessed assets	**51,671**	–
Provision for placements with banks and other financial institutions	**51,136**	–
Provision for unsettled lawsuits	**27,289**	–
Others	**8,615**	417
Total	**630,100**	20,487

21. Short-term borrowings

All short-term borrowings of the Group are guaranteed borrowings.

22. Short-term deposits

Details of short-term deposits of the Group are as follows:

	December 31, 2006	December 31, 2005
Industrial deposits	**821,264**	–
Collective industrial deposits	**1,822,916**	–
Business deposits	**7,148,912**	–
Architecture and capital construction enterprises deposits	**980,327**	–
Privately owned company and individual deposits	**2,503,485**	–
Foreign invested enterprises deposits	**1,355,133**	18,077
Agriculture deposits	**94,076**	–
Insurance company deposits	**161,459**	–
Short-term deposits	**9,488,468**	–
Corporate call deposits	**3,324,956**	–
Others	**22,925,581**	–
Total	**50,626,577**	18,077

23. Due to banks and other financial institutions

Due to banks and other financial institutions are all placed domestically.

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

24. Assets sold under agreements to repurchase

Details of assets sold under agreements to repurchase held by the Group are as follows:

	December 31, 2006	December 31, 2005
Loans sold under agreements to repurchase	**2,095,410**	–
Bonds sold under agreements to repurchase	**11,340,773**	7,095,400
Total	**13,436,183**	7,095,400

Market	**Terms**	**December 31, 2006**	December 31, 2005
Interbank market	Within 3 months	**10,940,773**	7,095,400
Interbank market	6 to 12 months	**400,000**	–
Other markets	More than 12 months	**2,095,410**	–
Total		**13,436,183**	7,095,400

Assets sold under agreements to repurchase held by the Group relate to cash received under assets repurchase agreements. As at December 31, 2006, there are loans of approximately RMB2,231,236 thousand and bond investments of approximately RMB11,345,000 thousand (2005: approximately RMB7,100,000 thousand) pledged as assets sold under agreements to repurchase. The interest rate of assets sold under agreements to repurchase ranges from 2.39% to 5.00%. The above assets sold under agreements to repurchase of approximately RMB10,940,773 thousand have been repurchased since the date that these financial statements are approved.

25. Due to reinsurers

The top 5 ceding/brokerage companies of the Group's due to reinsurers are as follows:

Ceding/brokerage companies	**December 31, 2006**
CNOOC Insurance Limited	**97,781**
China Life Reinsurance Company, Ltd.	**95,309**
China Property and Casualty Reinsurance Company, Ltd.	**89,468**
Aon Risk Services Hong Kong Limited	**75,152**
China Pacific Insurance (Group) Co., Ltd.	**44,310**

Ceding/brokerage companies	December 31, 2005
China Property and Casualty Reinsurance Company, Ltd.	170,740
China Reinsurance (Group) Company	85,533
CNOOC Insurance Limited	50,848
Munich reinsurance Company	35,200
China Pacific Insurance (Group) Co., Ltd.	28,533

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

26. Guarantee deposits

Details of guarantee deposits are as follows:

	December 31, 2006	December 31, 2005
Guaranteed deposits for acceptances	**3,712,253**	–
Guarantee deposits	**891,121**	–
Guaranteed deposits for letter of guarantee	**474,040**	–
Guaranteed deposits for letter of credit	**258,599**	40,351
Guaranteed deposits for futures contracts	**39,963**	36,313
Others	**108,764**	–
Total	**5,484,740**	76,664

27. Interest payable

Interest payable of the Group is as follows:

	December 31, 2006	December 31, 2005
Term deposits	**146,855**	296
Saving deposits	**66,337**	–
Due to banks and other financial institutions	**13,975**	2,586
Call deposits	**23,995**	–
Others	**57,977**	2,252
Total	**309,139**	5,134

28. Dividends payable

The details of dividends payable of the Group are as follows:

	December 31, 2006	December 31, 2005
Shenzhen Investment Holdings Co., Ltd.	**73,936**	73,936
Shenzhen Construction Investment Holding Corporation	**–**	1,686
Shenzhen Huaxin Co., Ltd.	**1,530**	–
Shenzhen Zhongjin Lingnan Nonfemet Co., Ltd.	**303**	–
Qingdao Qifa Investment Co., Ltd.	**1,771**	–
Shenzhen Foreign Labour Service Co., Ltd.	**800**	–
Others	**2,678**	287
Total	**81,018**	75,909

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

29. Taxes payable

Details of taxes payable of the Group are as follows:

	December 31, 2006	December 31, 2005
Corporate income tax	**691,317**	438,319
Business tax	**318,679**	135,373
City maintenance and construction tax	**13,619**	8,935
Others	**96,217**	90,098
Total	**1,119,832**	672,725

30. Other payables

Details of other payables of the Group are as follows:

	December 31, 2006	December 31, 2005
Settled claims, maturities and surrenders payables	**711,270**	342,431
Payables to external companies	**255,321**	198,928
Employees deposits for policy contracts	**178,754**	168,479
Deferred income	**140,587**	2,850
Withholding payables	**116,870**	71,857
Labor union fund, employee fund and education fund payables etc.	**108,115**	68,165
Rental income received in advance	**59,847**	61,604
Payables to employees	**57,053**	22,703
Accrued bonus for underwriting projects	**28,237**	3,080
Satellite insurance fund	**25,685**	26,965
Premiums refund	**23,146**	10,675
Custodial balance	**22,570**	-
Due but unpaid policyholders' deposits	**21,539**	22,339
Letter of credit, letter of guarantee and acceptances	**17,357**	-
Underwriting sponsorship income received in advance	**11,500**	-
Training expense payable	**8,797**	9,578
Deduction for employees absence	**3,214**	12,574
Social insurance payable	**5,752**	7,632
Others	**395,543**	325,849
Total	**2,191,157**	1,355,709

31. Insurance guarantee fund

Movement of insurance guarantee fund of the Group is as follows:

	December 31, 2006	December 31, 2005
Beginning of year	**60,110**	827,279
Additions	**270,560**	209,280
Paid during the year	**(248,813)**	(976,449)
End of year	**81,857**	60,110

The insurance guarantee fund is paid to the special account of the CIRC on a quarterly basis, and all outstanding balances at year end will be settled within 5 months after the financial year.

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

32. Customer deposits

Details of customer deposits of the Group are as follows:

	December 31, 2006			December 31, 2005		
	Original currency	**Exchange Rate**	**RMB equivalent**	Original currency	Exchange Rate	RMB equivalent
Individual customers						
RMB	**3,155,767**	**1.0000**	**3,155,767**	1,067,154	1.0000	1,067,154
HKD	**209,965**	**1.0047**	**210,946**	161,400	1.0403	167,905
USD	**7,250**	**7.8087**	**56,616**	6,107	8.0702	49,288
Sub-total			**3,423,329**			1,284,347
Corporate customers						
RMB	**322,499**	**1.0000**	**322,499**	442,779	1.0000	442,779
HKD	**4,258**	**1.0047**	**4,278**	2,449	1.0403	2,547
USD	**2**	**7.8087**	**16**	5	8.0702	43
Sub-total			**326,793**			445,369
Total			**3,750,122**			1,729,716

33. Long-term liabilities due within one year

Long-term liabilities due within one year of the Group are as follows:

	December 31, 2006	December 31, 2005
Long-term term deposits due within one year	**1,336,026**	–
Long-term saving deposits due within one year	**241,456**	–
Total	**1,577,482**	–

34. Long-term deposits

All long-term deposits of the Group are term deposits.

35. Long-term borrowings

All long-term borrowings of the Group are guaranteed borrowings in RMB.

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

36. Policyholders' reserves for life insurance

The Group's policyholders' contract deposits are calculated using the below basis:

(1) Using the prospective method on a seriatim basis or using the retrospective method on a seriatim basis if it has obtained the approval of CIRC.

(2) The valuation interest rate used for life insurance should be capped at the lower of:

- 7.5% set by the CIRC;
- Forecasted interest rate that is used in determining the insurance premium of the product.

(3) The mortality rates used for life insurance products are based on the China life insurance mortality table (2000-2003).

(4) The policyholders' reserves for life insurance valuation method (excluding universal life insurance and investment-linked life insurance) for life insurance is as below:

- The Full Preliminary Term is adopted for traditional non-participating life insurance contracts, other than whole life annuities; the method, according to the actuarial regulation on individual participating life insurance, is adopted for participating life insurance contracts;
- For whole life annuities, a modified net level premium method is adopted;
- Premium deficiency reserve is required if the renewal year valuation premium, calculated by modified method, is higher than the gross premium;
- Amount of policyholders' reserves for life insurance should be no less than the cash value of policy at valuation date.

(5) The reserve valuation method for universal life insurance:

- Policyholders' reserves for universal life insurance is the account value at valuation date;
- The provision for the future persistency bonus of universal life insurance is calculated using the discounted cash flow method, and such provision would be held as the reserve for guaranteed benefit of universal life insurance;
- The account value of policyholders' reserves is calculated seriatim;
- The amount of policyholders' reserves for universal life insurance should not be less than the policy's cash value at valuation date.

(6) The reserves for investment-linked life insurance are the sum of unit reserve and non-unit reserve. The calculation method is as below:

- Unit reserve is equal to the unit investment account value as at valuation date, the unit investment account value is set at the unit bid price;
- Non-unit reserve is calculated based on generally accepted actuarial principles, where a discounted cash flow method can be adopted. The discount rate is 3.5%, which complies with the CIRC's regulation that the discount rate should be based on the insurance company's expected investment yield, but cannot exceed 5%;
- The amount of policyholders' reserves for investment-linked life insurance should not be less than the policy's cash value at the valuation date.

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

37. Separate accounts of universal life insurance

Separate accounts of universal life insurance are separate accounts set up by the Group for universal life products only.

Assets and liabilities of the separate accounts of universal life insurance are as follows:

	December 31, 2006	December 31, 2005
Assets:		
Cash at bank	**6,047,497**	1,255,899
Short-term investments	**1,221,428**	1,277,786
Interest receivables	**55,441**	17,139
Other receivables	**1,469**	–
Intercompany balances	**87,575**	86,712
Long-term equity investments	**646,360**	–
Long-term bond investments due within one year	**68,744**	3,049
Long-term bond investments	**13,917,539**	6,794,721
Long-term fund investments	**–**	360,000
Total	**22,046,053**	9,795,306
Liabilities:		
Assets sold under agreements to repurchase	**1,200,000**	–
Other payables	**1,611**	41
Policyholders' reserves for life insurance	**20,844,442**	9,795,265
Total	**22,046,053**	9,795,306

Investment return of separate accounts of universal life insurance is as follows:

	2006	2005
Interest income	**98,236**	20,301
Income from assets purchased under agreements to resell	**338**	–
Investment income	**720,586**	213,417
Other income	**2,351**	5,951
Expense of assets sold under agreements to repurchase	**(10,728)**	(4,447)
Business tax and surcharges	**(14,379)**	(1,048)
Operating expenses	**(72)**	(27)
Total	**796,332**	234,147

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

38. Investment accounts for investment-linked insurance

Investment accounts for investment-linked insurance are separate accounts where the Group makes investments on behalf of policyholders of such insurance. Assets and liabilities of investment accounts for investment-linked insurance of the Group are accounted for as "Separate account (investment-linked) assets" and "Separate account (investment-linked) liabilities" in the balance sheet, respectively.

	December 31, 2006	December 31, 2005
Separate account (investment-linked) assets		
Cash at bank	**7,311,287**	3,771,202
Short-term investments	**17,179,989**	12,015,073
Interest receivables	**40,837**	17,101
Intercompany balances	**32,784**	72,946
Other receivables	**2,404**	20,495
Assets purchased under agreements to resell	**300,012**	–
Dividends receivable	**64,368**	767
Total	**24,931,681**	15,897,584
Separate account (investment-linked) liabilities		
Assets sold under agreements to repurchase	**1,136,513**	630,382
Policyholders' reserves for life insurance	**19,812,450**	15,276,242
Other payables	**208,201**	294
Separate account (investment-linked) unrealized investments gains	**3,774,517**	(9,334)
Total	**24,931,681**	15,897,584

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

38. Investment accounts for investment-linked insurance *(Continued)*

Investment-linked insurance products of the Group include Ping An Century Wealth Builder Individual Investment-linked Life Insurance and Ping An Group Investment-linked Pension. Ping An Century Wealth Builder Individual Investment-linked Life Insurance comprises four investment portfolios as follows: Developed Portfolio of Ping An Century Wealth Builder Individual Investment-linked Life Insurance (the "Development account"), Guaranteed Account of Ping An Century Wealth Builder Individual Investment-linked Life Insurance (the "Guaranteed account"), Fund Portfolio of Ping An Century Wealth Builder Individual Investment-linked Life Insurance (the "Fund portfolio") and Value portfolio of Ping An Century Wealth Builder Individual Investment-linked Life Insurance (the "Value portfolio"). Ping An Group Investment-linked Pension comprises three investment portfolios as follows: Conservative Portfolio of Ping An Group Investment-linked Pension (the "Conservative portfolio"), Balanced Portfolio of Ping An Group Investment-linked Pension (the Balanced portfolio"), and Growth Portfolio of Ping An Group Investment-linked Pension (the "Growth portfolio"). The Group has prepared separate financial statements of each investment portfolio in accordance with related regulations.

The net asset value per each investment unit, buying price and selling price of the Group's investment accounts for investment-linked insurance on the last pricing day of the financial year are as follows:

	2006		2005	
	Net asset value per each investment unit/ Selling Price	**Buying Price**	Net asset value per each investment unit/ Selling Price	Buying Price
Development account	**1.8333**	**1.9298**	1.3157	1.3850
Guaranteed account	**1.2007**	**1.2639**	1.1687	1.2303
Fund account	**1.8591**	**1.9570**	1.0856	1.1428
Value account	**1.2403**	**1.3056**	1.0885	1.1458
Conservative account	**1.3099**	**1.3574**	1.1722	1.2147
Balanced account	**1.7452**	**1.8084**	1.1758	1.2184
Growth account	**2.1309**	**2.2082**	1.1518	1.1935

39. Share capital

The registered and paid-up share capital of the Company is RMB6,195,053 thousand (with a par value of RMB1 per share). Details of share capital are as follows:

	December 31, 2006	December 31, 2005
State-owned shares	**956,402**	956,402
Domestic unlisted shares	**2,680,008**	2,680,008
H share	**2,558,643**	2,558,643
Total	**6,195,053**	6,195,053

The registered share capital has been verified by a China certified public accounting firm.

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

40. Capital reserve

The breakdown of capital reserve of the Group and the Company are as follows:

	December 31, 2006	December 31, 2005
Share premium[1]	**14,835,134**	14,835,134
Other capital reserve[2]	**327,755**	327,441
Total	**15,162,889**	15,162,575

[1] The share premium was due to the initial public offering of H shares.

[2] The Company arranged for a revaluation of its life insurance and property and casualty insurance business prior to its asset contributions into Ping An Life and Ping An Property & Casualty. In accordance with asset valuation reports Zhonghuapingbaozi [2002] No.039 and [2002] No.038 issued by Chinese Finance Appraisal Co., Ltd., the net valuation surplus amounted to RMB311,297 thousand. Other capital reserve was mainly derived from above revaluation.

41. Surplus reserve fund

According to the "Company Law"(2005 revised Edition) which became effective on January 1, 2006, the Group is no longer resumed to provide for public welfare fund. The Company has since transferred the balance of its public welfare fund as at January 1, 2006 to surplus reserve fund in accordance with the "Notice on issues encountered on the implementation of the Company Law" (Caiqi [2006] No.67).

42. General risk provision, general provision and loss provision for trust business

The Group will set aside general provision using a pre-determined percentage for the risky assets of SZCB, Ping An Bank and Ping An Trust. 10% of profit after tax of Ping An Securities will be set aside as general risk provision and 5% of profit after tax of Ping An Trust will be set aside as loss provision. The reserves will be provided in proportion to the Company's percentage of shareholdings in these companies.

The balance of general provision should not be lower than 1% of the risky assets of SZCB, Ping An Bank and Ping An Trust. No more general risk provision is required when its balance reaches 50% of Ping An Securities' registered share capital and no more loss provision for trust business is required when its balance reaches 20% of Ping An Trust's registered share capital.

43. Profit Appropriation

Pursuant to the Articles of the Company and relevant regulations, the Company makes appropriations from net profit according to the following order:

(1) To offset accumulated losses brought forward from prior years;
(2) To allocate 10% of profit after tax, after offsetting accumulated losses, to statutory surplus reserve fund;
(3) To provide for general risk provision, general provision and loss provision for trust business;
(4) To provide for discretionary surplus reserve fund in accordance with the resolutions of the shareholders' meeting. The usage of the discretionary surplus reserve fund is determined in accordance with the articles of the Company or the resolutions of the shareholders' meeting;
(5) To distribute dividends to shareholders.

No further provision for the statutory surplus reserve fund is required when its balance reaches 50% of the registered share capital. Subject to resolutions approved in the shareholders' meeting, the statutory surplus reserve fund can be converted to share capital and new shares can be issued to shareholders in proportion to their shareholding. The balance of the statutory surplus reserve fund after such conversion to share capital should not be less than 25% of the registered share capital.

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

44. Premium income

(1) Details of premium income by insurance products of the Group are as follows:

	2006	2005
Property and casualty insurance		
Motor and third party liability	**11,707,120**	7,934,777
Corporate property	**1,961,139**	1,760,598
Residential property	**100,036**	211,368
Cargo hull	**584,361**	543,482
Marine	**122,368**	59,303
Liability	**776,472**	577,455
Credit	**37,367**	19,289
Guarantee	**62,341**	223,928
Construction	**373,258**	402,234
Short-term health	**354,520**	227,541
Accident	**487,914**	337,750
Special risk	**399,198**	462,390
Sub-total	**16,966,094**	12,760,115
Life insurance		
Life:		
Individual	**5,705,670**	5,593,895
Group	**26,976**	27,726
Health:		
Individual	**9,865,913**	8,736,463
Group	**1,268,575**	1,167,451
Accident:		
Individual	**499,516**	454,167
Group	**983,169**	856,782
Annuity:		
Individual	**3,316,671**	3,481,616
Group	**1,250,525**	1,070,342
Participating:		
Individual	**23,044,443**	18,415,357
Group	**3,606,786**	3,930,027
Universal life:		
Individual	**15,482,638**	11,233,478
Group	**–**	1,113
Investment-linked:		
Individual	**3,637,431**	3,602,270
Group	**300,545**	278,210
Sub-total	**68,988,858**	58,848,897
Total	**85,954,952**	71,609,012

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

44. Premium income *(Continued)*

(2) Details of premium income by distribution channels are as follows:

	2006	2005
Property and casualty insurance		
Professional insurance agency	**3,916,467**	2,118,633
Concurrent business insurance agency	**8,486,356**	5,605,251
Insurance brokers	**383,561**	254,190
Personal agents	**1,991,542**	1,337,800
Direct sales by staff	**2,188,168**	3,444,241
Sub-total	**16,966,094**	12,760,115
Life insurance		
Professional insurance agency	**566,082**	267,109
Concurrent business insurance agency	**6,926,746**	6,178,793
Insurance brokers	**224,797**	295,092
Personal agents	**55,308,610**	46,239,057
Direct sales by staff	**5,962,623**	5,868,846
Sub-total	**68,988,858**	58,848,897
Total	**85,954,952**	71,609,012

(3) Details of premium income for life insurance by term of payments of the Group are as follows:

	2006	2005
Single premium income	**15,890,243**	14,584,420
First year premium income	**10,286,805**	8,984,684
Renewal premium income	**42,811,810**	35,279,793
Total	**68,988,858**	58,848,897

(4) Details of life insurance premium income and premium ceded to reinsurers are as follows:

	2006	2005
Premium income		
Long-term insurance	**63,768,767**	54,165,791
Short-term insurance	**5,220,091**	4,683,106
Total	**68,988,858**	58,848,897
Premium ceded to reinsurers		
Long-term insurance	**21,352**	16,610
Short-term insurance	**609,947**	793,600
Total	**631,299**	810,210

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

44. Premium income *(Continued)*

(5) Details of premium income for property and casualty insurance by locations of the Group are as follows:

	2006	2005
Mainland China	**16,862,471**	12,675,812
Hong Kong and Macau	**103,623**	84,303
Total	**16,966,094**	12,760,115

45. Reinsurance premium income, claims and expenses for reinsurance accepted

The reinsurance premium income, claims and expenses for reinsurance accepted of the top 5 ceding/ brokerage companies by reinsurance premium income are as follows:

		2006		
	Ceding/Brokerage companies	**Reinsurance premium Income**	**Claims for reinsurance accepted**	**Expenses for reinsurance accepted**
1.	Marsh (Beijing) Insurance Brokers Co., Ltd.	**6,634**	**–**	**477**
2.	WILLIS Limited	**3,332**	**1,374**	**378**
3.	Aon Group Limited	**3,003**	**–**	**1,044**
4.	Alltrust Insurance Company of China Limited	**2,769**	**55**	**608**
5.	PICC Property and Casualty Company Limited	**1,720**	**–**	**349**

		2005		
	Ceding/Brokerage companies	Reinsurance premium Income	Claims for reinsurance accepted	Expenses for reinsurance accepted
1.	J & H Marsh & Mclennan Company, Inc.	2,023	–	51
2.	Samsung Fire & Marine Insurance Co., Ltd.	1,902	1,054	506
3.	Jardine Insurance Brokers Ltd.	1,543	–	116
4.	HSBC GIBBS (Asia-Pacific) Ltd.	1,231	–	100
5.	Swiss Reinsurance Co., Hong Kong Branch	1,230	2	315

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

46. Premium ceded to reinsurers, claims and expenses recoverable from reinsurers

The premium ceded to reinsurers, claims and expenses recoverable from reinsurers for the top 5 reinsurers by premium ceded to reinsurers are as follows:

		2006		
	Reinsurers	**Premium ceded to reinsurers**	**Claims recoverable from reinsurers**	**Expenses recoverable from reinsurers**
1.	China Property and Casualty Reinsurance Company, Ltd.	**1,255,787**	**709,031**	**496,881**
2.	China Life Reinsurance Company, Ltd.	**570,307**	**464,485**	**72,075**
3.	Munich Reinsurance Company	**530,328**	**220,505**	**202,226**
4.	China Reinsurance (Group) Company	**263,551**	**408,507**	**97,242**
5.	Aon Group Limited	**253,467**	**165,959**	**88,118**

		2005		
	Reinsurers	Premium ceded to reinsurers	Claims recoverable from reinsurers	Expenses recoverable from reinsurers
1.	China Property and Casualty Reinsurance Company, Ltd.	1,125,636	570,939	452,946
2.	China Reinsurance (Group) Company	853,958	758,866	363,389
3.	China Life Reinsurance Company, Ltd.	537,650	396,132	76,854
4.	Aon Group Limited	316,535	207,564	100,585
5.	CNOOC Insurance Limited	249,370	111	14,161

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

47. Claim expenses

Details of claim expenses by insurance products of the Group are as follows:

	2006	2005
Property and casualty insurance		
Motor and third party liability	**5,848,773**	4,007,695
Corporate property	**1,054,062**	955,785
Residential property	**12,076**	13,480
Cargo hull	**187,924**	163,879
Marine	**51,946**	7,667
Liability	**401,031**	243,882
Credit	**5,535**	210
Guarantee	**231,262**	210,688
Construction	**226,854**	353,662
Short-term health	**195,602**	125,640
Accident	**114,422**	68,749
Special Risk	**21,171**	12,248
Sub-total	**8,350,658**	6,163,585
Life insurance		
Individual	**965,609**	998,010
Group	**1,404,908**	1,060,214
Sub-total	**2,370,517**	2,058,224
Total	**10,721,175**	8,221,809

48. Payments on death and medical claims

Details of payments on death and medical claims of the Group are as follows:

	2006	2005
Life insurance	**145,313**	143,730
Health insurance	**449,312**	385,174
Annuity	**51,810**	46,001
Participating insurance	**344,337**	325,893
Universal life insurance	**36,520**	15,138
Investment-linked insurance	**59,129**	66,308
Total	**1,086,421**	982,244

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

49. Payments on maturities

Details of payments on maturities of the Group are as follows:

	2006	2005
Individual life insurance	**3,000,014**	3,253,500
Group life insurance	**34,657**	9,781
Total	**3,034,671**	3,263,281

50. Payments on annuities

Details of payments on annuities of the Group are as follows:

	2006	2005
Individual life insurance	**1,134,868**	907,339
Group life insurance	**1,635,564**	1,539,481
Total	**2,770,432**	2,446,820

51. Payments on surrenders

Details of payments on surrenders of the Group are as follows:

	2006	2005
Life insurance	**356,046**	376,495
Health insurance	**386,577**	364,417
Annuity	**578,257**	699,604
Participating insurance	**4,963,065**	4,125,763
Universal life insurance	**1,024,073**	319,528
Investment-linked insurance	**1,185,264**	1,070,296
Total	**8,493,282**	6,956,103

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

52. Handling charges

Details of handling charges by insurance products of the Group are as follows:

	2006	2005
Property and casualty insurance		
Motor and third party liability	**1,148,758**	496,078
Corporate property	**144,474**	110,872
Residential property	**27,952**	27,233
Cargo hull	**43,427**	28,185
Marine	**5,818**	2,538
Liability	**38,605**	33,427
Guarantee	**12,685**	12,736
Construction	**15,264**	15,353
Short-term health	**30,269**	10,610
Accident	**41,650**	17,076
Special risk	**6,231**	3,371
Sub-total	**1,515,133**	757,479
Life insurance	**316,765**	206,102
Total	**1,831,898**	963,581

53. Commission expenses

Details of commission expenses of the Group are as follows:

	2006	2005
Life insurance		
Single commission expenses	**346,380**	328,185
First year commission expenses	**4,200,664**	3,373,161
Renewal commission expenses	**1,695,043**	1,260,673
Total	**6,242,087**	4,962,019

54. Business tax and surcharges

Details of business tax and surcharges of the Group are as follows:

	2006	2005
Business Tax	**1,517,987**	828,285
City maintenance and construction tax	**75,197**	55,728
Education Surcharges	**51,508**	25,729
Total	**1,644,692**	909,742

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

55. Operating expenses

Details of operating expenses of the Group are as follows:

	2006	2005
Salaries and welfare	**4,446,585**	2,692,309
Social insurance	**416,733**	315,666
Housing fund	**109,690**	86,796
Business entertainment expenses	**252,677**	188,741
Advertising expenses	**361,281**	262,999
Meeting expenses	**409,510**	350,055
Rental expenses	**550,042**	506,364
Depreciation of fixed assets	**490,452**	536,856
Amortization of intangible assets	**61,015**	51,226
Amortization of long-term deferred expenses	**19,066**	28,670
Office and traveling expenses	**318,554**	239,414
Printing expenses	**149,934**	133,260
Corporate sundry expenses	**419,501**	314,187
Postage and telecommunication expenses	**286,498**	250,665
Operating expenses of electronic equipments	**100,556**	61,376
Insurance expenses	**8,155**	6,526
Provision for bad debts	**94,950**	98,197
Taxation	**104,172**	57,229
Fuel expenses of vehicles and ships	**296,725**	167,970
Insurance regulatory fees	**96,843**	91,366
Auditors' remuneration for annual audit	**13,650**	10,080
Others	**752,445**	583,325
Total	**9,759,034**	7,033,277
Underwriting business	**8,011,040**	6,187,908
Investment business	**87,056**	53,960
Other business	**1,660,938**	791,409
Total	**9,759,034**	7,033,277

Expenses relating to underwriting businesses and related expenses are accounted for separately in the Group's insurance subsidiaries (Ping An Property & Casualty, Ping An Life, Ping An Annuity and Ping An Health) accounts. Prior to September 2005, the Group's investments are operated and managed by a specialized investment department. All direct and indirect expenses incurred by the investment department are accounted for as expenses incurred for investment operations. On May 27, 2005, the Company, together with Ping An Life and Ping An Property & Casualty jointly established Ping An Asset Management Co., Ltd. (Ping An Asset Management). Beginning September 2005, the Group's investments operations are all managed by Ping An Asset Management and all expenses incurred by Ping An Asset Management are accounted for as investment related expenses. Expenses incurred by non-insurance subsidiaries of the Group's are all accounted for as other expenses.

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

55. Operating expenses *(Continued)*

Share Appreciation Rights Scheme

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. The rights to the units are issued from 2004 to 2008. No shares will be issued under this scheme. The rights are granted in units with each unit representing one H share of the Company. Upon exercise of the said rights, the participants will receive a cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of an H share at the time of exercise.

The expense recognized for employee services received during the year is RMB1,019,006 thousand (2005: RMB61,135 thousand).

The amount of issued SARs units by the Group during financial year 2006 is as follows:

(In thousands of units)	**2006**	2005
Beginning of year	**57,640**	41,920
Issued during the year	**15,720**	15,720
End of year	**73,360**	57,640

Obligations arising from service accepted are recognized in the period in which the services are accepted. The Group will estimate the amount on each reporting date and disclose its fair value changes in the income statement until the total liability is settled. As at December 31, 2006, the liability related to the share appreciation rights scheme is RMB1,109,101 thousand (December 31, 2005: RMB90,095 thousand).

56. Changes in claim reserves

Changes in claim reserves by insurance products of the Group are as follows:

	2006	2005
Property and casualty insurance		
Motor and third party liability	**574,674**	375,351
Corporate property	**(5,292)**	84,927
Residential property	**(1,799)**	(163)
Cargo hull	**(121)**	6,175
Marine	**(11,861)**	20,099
Liability	**72,390**	23,173
Credit	**213**	8
Guarantee	**(374,224)**	12,177
Construction	**(13,382)**	14,079
Short-term health	**33,600**	5,348
Accident	**15,000**	3,316
Special risk	**3,115**	13,380
Sub-total	**292,313**	557,870
Life insurance	**934,888**	496,250
Total	**1,227,201**	1,054,120

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

57. Changes in unearned premium reserves

Changes in unearned premium reserves by insurance products of the Group are as follows:

	2006	2005
Property and casualty insurance		
Motor and third party liability	**1,987,554**	774,991
Corporate property	**(769)**	76,218
Residential property	**3,605**	36
Cargo hull	**(1,096)**	7,751
Marine	**12,541**	3,388
Liability	**7,344**	36,672
Credit	**538**	(1,525)
Guarantee	**(108)**	(618)
Construction	**(803)**	1,851
Short-term health	**59,115**	49,663
Accident	**56,917**	59,040
Special risk	**3,244**	5,230
Sub-total	**2,128,082**	1,012,697
Life insurance	**333,500**	359,177
Total	**2,461,582**	1,371,874

58. Changes in long-term unearned premium reserves

Changes in long-term unearned premium reserves by insurance products of the Group are as follows:

	2006	2005
Motor and third party liability	**(2,996)**	31,116
Corporate property	**6,426**	(27,927)
Residential property	**(42,086)**	41,290
Cargo hull	**481**	618
Marine	**4,301**	3,570
Liability	**693**	6,057
Credit	**538**	(47)
Guarantee	**9,308**	408,076
Construction	**16,341**	57,957
Special risk	**1,246**	(1,850)
Total	**(5,748)**	518,860

59. Other profit

Other profit is mainly derived from rental income.

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

60. Investment income

Breakdown of investment income of the Group is as follows:

	2006	2005
Interest income	**6,775,504**	5,642,939
Interest income from bonds	**6,775,504**	5,642,939
Dividend income	**3,076,621**	312,333
Dividend income from equity investment funds	**2,852,015**	229,113
Dividend income from equity securities	**224,606**	83,220
Trading gains/(losses)	**8,461,376**	(700,988)
Trading gains on bonds	**332,784**	439,854
Trading gains/(losses) on equity investment funds	**5,176,159**	(1,099,195)
Trading gains/(losses) on equity securities	**2,715,543**	(41,647)
Trading gains on warrants	**236,890**	–
Changes in provision for impairment losses	**263,480**	630,147
Write-back for impairment losses on short-term investments	**121,074**	733,845
Write-back/(provision) for impairment losses on long-term investments	**142,406**	(103,698)
Amortization of equity investment differences	**(41,171)**	(38,522)
Others	**(22,741)**	39,221
Total	**18,513,069**	5,885,130

As at balance sheet date, the Group's overseas income is not subject to foreign currency restrictions.

61. Interest income

Breakdown of interest income of the Group is as follows:

	2006	2005
Interest income from deposits	**3,534,265**	3,816,326
Interest income from placements with banks and other financial institutions	**17,639**	–
Interest income from loans	**267,513**	66,444
Interest income from discounted bills	**26,413**	–
Interest income from bills of exchange	**1,108**	–
Interest income from credit advances	**103**	–
Total	**3,847,041**	3,882,770

62. Commission income

Breakdown of commission income of the Group is as follows:

	2006	2005
Commission income from management of trust products	**82,728**	15,470
Commission income from securities trading	**345,702**	115,478
Commission income from clearing and settlement business	**2,315**	–
Commission income from agency business	**1,897**	–
Commission income from bank card business	**875**	–
Others	**41,568**	44,379
Total	**475,085**	175,327

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

63. Securities underwriting income

	2006	2005
Underwriting income for securities (A share)	**56,447**	2,000
Underwriting income from government bonds	**7,340**	16,808
Underwriting income from corporate bonds	**15,830**	36,186
Income from share reform plan	**38,536**	17,164
Income from being underwriting sponsor	**10,045**	1,995
Financial advisory income	**11,467**	5,202
Total	**139,665**	79,355

64. Interest expenses

Breakdown of interest expenses of the Group is as follows:

	2006	2005
Interest expense on deposits	**80,343**	15,618
Interest expense on placements from banks and other financial institutions	**40,483**	198
Others	**8,924**	–
Total	**129,750**	15,816

65. Income tax

Details of income tax by locations and by categories of the Group are as follows:

	2006	2005
Income tax of current year	**635,182**	395,725
2004 and 2005 tax credit received in 2006	**(288,573)**	-
Deferred tax	**(211,352)**	(8,088)
Total	**135,257**	387,637

In May 2006, The Ministry of Finance and State Administration of Taxation issued Caishui [2006] No. 58 which approved the amount of tax deductible salaries and wages expenses of Ping An Life and Ping An Property & Casualty in 2004. Starting from financial year 2005 onwards, the amount of tax deductible salaries and wages should be calculated using previous year approved tax deductible salaries and wages as a basis, and the percentage increment in the tax deductible salaries and wages should be calculated based on the lower of the percentage increase in net profits, percentage increase in salaries and wages expenses and the percentage increase in labor productivity. In 2006, the Group received a tax credit of RMB289 million for the 2004 and 2005 income tax paid/payable by Ping An Life and Ping An Property & Casualty.

As at December 31, 2006
(in RMB thousand)

V. NOTES ON MAJOR CAPTIONS OF THE CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

66. Cash and cash equivalents

Cash and cash equivalents of the Group is set out below:

	December 31, 2006	December 31, 2005
Cash on hand and at bank	**31,029,356**	11,290,716
Balances with clearing companies	**875,282**	176,987
Balances with central bank	**1,927,145**	11,552
Due from banks and other financial institutions	**2,530,986**	426,491
Money market fund	**2,101,736**	5,560,637
Placements with banks and other financial institutions	**318,810**	76,063
Bonds with original maturities less than 3 months	**436,474**	–
Assets purchased under agreements to resell	**6,730,915**	–
Total	**45,950,704**	17,542,446

67. Financial derivatives

The nominal amount of off-balance sheet financial derivatives of the Group are as follows:

	2006	2005
Interest rate swap contracts	**2,506,395**	–
Forward currency contracts	**5,335**	–
Total	**2,511,730**	–

VI. SEGMENT REPORT

	December 31, 2006						
	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
ASSETS							
Cash on hand and at bank	78,302,958	4,336,327	336,074	3,916,078	8,520,341	(4,140,886)	91,270,892
Balances with central bank and other financial institutions	-	-	10,553,850	-	-	-	10,553,850
Placement with banks and other financial institutions	-	-	1,727,381	-	-	-	1,727,381
Loans	-	-	46,583,138	-	2,568,523	-	49,151,661
Premium receivables and receivables from reinsurers	2,338,460	1,521,341	-	-	-	-	3,859,801
Policy loans	1,380,990	-	-	-	-	-	1,380,990
Investments	199,320,658	10,448,408	24,067,020	25,922,108	2,849,378	(17,796,552)	244,811,020
Other receivables	1,171,481	250,712	280,396	413,227	1,364,276	(805,237)	2,674,855
Fixed assets	5,383,227	917,330	514,187	69,254	377,935	-	7,261,933
Statutory deposits	920,000	600,000	-	-	-	-	1,520,000
Separate account assets	24,931,681	-	-	-	-	-	24,931,681
Other assets	827,466	342,484	1,120,259	111,268	245,660	(145)	2,646,992
Total assets	314,576,921	18,416,602	85,182,305	30,431,935	15,926,113	(22,742,820)	441,791,056
LIABILITIES							
Deposits	-	-	73,045,148	-	39,962	(875,223)	72,209,887
Balances and placements from banks and other financial institutions	-	-	4,918,258	819,914	-	(1,281,736)	4,456,436
Assets sold under agreements to repurchase	10,850,000	50,000	301,410	-	2,234,773	-	13,436,183
Premium received in advance	773,667	577,919	-	-	-	-	1,351,586
Policyholder dividends payable	4,106,627	-	-	-	-	-	4,106,627
Policyholders' reserves for insurance	259,432,436	11,681,439	-	-	-	-	271,113,875
Customer deposits	-	-	-	-	5,734,049	(1,983,927)	3,750,122
Separate account liabilities	24,931,681	-	-	-	-	-	24,931,681
Other liabilities	3,454,996	2,230,945	1,010,010	812,594	1,812,608	(805,237)	8,515,916
Total liabilities	303,549,407	14,540,303	79,274,826	1,632,508	9,821,392	(4,946,123)	403,872,313

As at December 31, 2006
(in RMB thousand)

VI. SEGMENT REPORT *(Continued)*

	2006						
	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
Underwriting income							
Premium income	68,988,858	16,966,094	-	-	-	-	85,954,952
Reinsurance premium income	-	28,447	-	-	-	-	28,447
Less: Premium ceded to reinsurers	(631,299)	(3,639,972)	-	-	-	-	(4,271,271)
Total underwriting income	68,357,559	13,354,569	-	-	-	-	81,712,128
Underwriting expenses							
Claim expenses	(2,370,517)	(8,350,658)	-	-	-	-	(10,721,175)
Less: Claims recoverable from reinsurers	544,855	1,901,581	-	-	-	-	2,446,436
Subrogation income	-	45,617	-	-	-	-	45,617
Claims for reinsurance accepted	-	(8,645)	-	-	-	-	(8,645)
Payments on death and medical claims	(1,086,421)	-	-	-	-	-	(1,086,421)
Payments on maturities	(3,034,671)	-	-	-	-	-	(3,034,671)
Payments on annuities	(2,770,432)	-	-	-	-	-	(2,770,432)
Payments on surrenders	(8,493,282)	-	-	-	-	-	(8,493,282)
Expenses for reinsurance accepted	-	(3,983)	-	-	-	-	(3,983)
Handling charges	(317,219)	(1,568,090)	-	-	-	53,411	(1,831,898)
Commission expenses	(6,242,087)	-	-	-	-	-	(6,242,087)
Business tax and surcharges	(596,405)	(928,198)	(8,943)	(23,911)	(87,235)	-	(1,644,692)
Operating expenses	(5,464,888)	(3,157,618)	(73,457)	(885,871)	(696,812)	519,612	(9,759,034)
Less: Expenses recoverable from reinsurers	277,927	1,270,567	-	-	-	-	1,548,494
Provision for insurance guarantee fund	(137,787)	(132,773)	-	-	-	-	(270,560)
Total underwriting expenses	(29,690,927)	(10,932,200)	(82,400)	(909,782)	(784,047)	573,023	(41,826,333)

VI. SEGMENT REPORT *(Continued)*

	2006						
	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
Changes in reserves							
Provision for claim reserves	(3,272,465)	(2,882,993)	-	-	-	-	(6,155,458)
Less: Write-back of claim reserves	2,337,577	2,590,680	-	-	-	-	4,928,257
Provision for unearned premium reserves	(2,311,911)	(6,390,404)	-	-	-	-	(8,702,315)
Less: Write-back of unearned premium reserves	1,978,411	4,262,322	-	-	-	-	6,240,733
Provision for long-term unearned premium reserves	-	(2,408,042)	-	-	-	-	(2,408,042)
Less: Write-back of long-term unearned premium reserves	-	2,413,790	-	-	-	-	2,413,790
Provision for policyholders' reserves for life insurance	(243,534,111)	-	-	-	-	-	(243,534,111)
Less: Write-back of policyholders' reserves for life insurance	198,372,329	-	-	-	-	-	198,372,329
Provision for long-term reserves for health insurance	(30,126,399)	-	-	-	-	-	(30,126,399)
Less: Write-back of long-term reserves for health insurance	24,568,558	-	-	-	-	-	24,568,558
Total changes in reserves	(51,988,011)	(2,414,647)	-	-	-	-	(54,402,658)
Underwriting profit/(losses)	(13,321,379)	7,722	(82,400)	(909,782)	(784,047)	573,023	(14,516,863)

As at December 31, 2006
(in RMB thousand)

VI. SEGMENT REPORT *(Continued)*

	2006						
	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
Underwriting profit/(losses)	(13,321,379)	7,722	(82,400)	(909,782)	(784,047)	573,023	(14,516,863)
Add: Other profit/(losses)	(8,052)	3,165	5,265	3,452	57,395	(45,145)	16,080
Investment income	16,999,442	536,216	41,359	575,840	370,922	(10,710)	18,513,069
Interest income	3,011,444	128,788	189,254	382,959	218,603	(84,007)	3,847,041
Income from assets purchased under agreements to resell	16,730	53	5,924	5,197	70	-	27,974
Commission income	53,411	-	10,280	-	971,905	(560,511)	475,085
Securities underwriting income	19,955	-	-	-	119,710	-	139,665
Foreign exchange losses	(413,432)	(16,973)	(800)	(26,546)	(22,276)	-	(480,027)
Less: Interest expenses	(3,260)	(2,082)	(79,790)	(25,288)	(103,337)	84,007	(129,750)
Policyholder dividends	(1,486,737)	-	-	-	-	-	(1,486,737)
Expenses of assets sold under agreements to repurchase	(146,882)	(9,229)	(3,668)	(9,576)	(2,710)	-	(172,065)
Other handling charges	(32,488)	-	(2,642)	-	(47,491)	32,488	(50,133)
Loan loss provisions	-	-	-	-	(947)	-	(947)
Operating profit/(losses)	4,688,752	647,660	82,782	(3,744)	777,797	(10,855)	6,182,392
Add: Non-operating income	20,750	9,430	17,382	18	39,305	-	86,885
Less: Non-operating expenses	64,341	(17,994)	(4,603)	(3,277)	(49,739)	-	(11,272)
Profit/(losses) before tax	4,773,843	639,096	95,561	(7,003)	767,363	(10,855)	6,258,005
Less: Income tax	463	6,208	(24,872)	20,607	(137,663)	-	(135,257)
Profit after tax	4,774,306	645,304	70,689	13,604	629,700	(10,855)	6,122,748

VI. SEGMENT REPORT *(Continued)*

	December 31, 2005						
	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
ASSETS							
Cash on hand and at bank	62,204,058	3,432,774	1,275	11,752,978	4,046,026	(955,075)	80,482,036
Balances with central bank and other financial institutions	–	–	446,762	–	–	–	446,762
Placements with banks and other financial institutions	90,386	–	405,781	–	–	(364,773)	131,394
Loans	–	–	252,434	–	278,115	–	530,549
Premium receivables and receivables from reinsurers	19,654	1,449,278	–	–	–	–	1,468,932
Policy loans	864,483	–	–	–	–	–	864,483
Investments	166,053,466	7,699,349	–	14,490,790	2,299,981	(10,950,129)	179,593,457
Other receivables	250,120	168,187	20	3,657	45,497	–	467,481
Fixed assets	4,654,175	879,853	3,596	37,055	257,134	–	5,831,813
Statutory deposits	920,000	320,000	–	–	–	–	1,240,000
Separate account assets	15,897,584	–	–	–	–	–	15,897,584
Other assets	664,771	329,027	7,763	37,143	110,547	–	1,149,251
Total assets	251,618,697	14,278,468	1,117,631	26,321,623	7,037,300	(12,269,977)	288,103,742
LIABILITIES							
Deposits	–	–	58,428	–	36,313	–	94,741
Balances and placements from banks and other financial institutions	–	90,386	556,503	274,387	–	(884,900)	36,376
Assets sold under agreements to repurchase	6,080,000	370,000	–	645,400	–	–	7,095,400
Premium received in advance	1,496,955	382,853	–	–	–	–	1,879,808
Policyholder dividends payable	2,864,005	–	–	–	–	–	2,864,005
Policyholders' reserves for insurance	211,980,633	9,266,792	–	–	–	–	221,247,425
Customer deposits	–	–	–	–	2,164,664	(434,948)	1,729,716
Separate account liabilities	15,897,584	–	–	–	–	–	15,897,584
Other liabilities	2,030,312	1,761,442	4,730	169,676	103,681	–	4,069,841
Total liabilities	240,349,489	11,871,473	619,661	1,089,463	2,304,658	(1,319,848)	254,914,896

As at December 31, 2006
(in RMB thousand)

VI. SEGMENT REPORT *(Continued)*

	2005						
	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
Underwriting income							
Premium income	58,848,897	12,760,115	–	–	–	–	71,609,012
Reinsurance premium income	–	16,112	–	–	–	–	16,112
Less: Premium ceded to reinsurers	(810,210)	(3,431,267)	–	–	–	–	(4,241,477)
Total underwriting income	58,038,687	9,344,960	–	–	–	–	67,383,647
Underwriting expenses							
Claim expenses	(2,058,224)	(6,163,585)	–	–	–	–	(8,221,809)
Less: Claims recoverable from reinsurers	564,085	1,911,274	–	–	–	–	2,475,359
Subrogation income	–	48,974	–	–	–	–	48,974
Claims for reinsurance accepted	–	(3,851)	–	–	–	–	(3,851)
Payments on death and medical claims	(982,244)	–	–	–	–	–	(982,244)
Payments on maturities	(3,263,281)	–	–	–	–	–	(3,263,281)
Payments on annuities	(2,446,820)	–	–	–	–	–	(2,446,820)
Payments on surrenders	(6,956,103)	–	–	–	–	–	(6,956,103)
Expenses for reinsurance accepted	–	(2,093)	–	–	–	–	(2,093)
Handling charges	(206,102)	(817,373)	–	–	–	59,894	(963,581)
Commission expenses	(4,962,019)	–	–	–	–	–	(4,962,019)
Business tax and surcharges	(187,706)	(700,104)	(297)	(2,411)	(19,224)	–	(909,742)
Operating expenses	(4,022,338)	(2,336,153)	(12,160)	(410,158)	(277,808)	25,340	(7,033,277)
Less: Expenses recoverable from reinsurers	227,299	1,143,494	–	–	–	–	1,370,793
Provision for insurance guarantee fund	(116,241)	(93,039)	–	–	–	–	(209,280)
Total underwriting expenses	(24,409,694)	(7,012,456)	(12,457)	(412,569)	(297,032)	85,234	(32,058,974)

VI. SEGMENT REPORT *(Continued)*

	2005						
	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
Changes in reserves							
Provision for claim reserves	(2,337,577)	(2,590,680)	–	–	–	–	(4,928,257)
Less: Write-back of claim reserves	1,841,327	2,032,810	–	–	–	–	3,874,137
Provision for unearned premium reserves	(1,978,411)	(4,262,322)	–	–	–	–	(6,240,733)
Less: Write-back of unearned premium reserves	1,619,234	3,249,625	–	–	–	–	4,868,859
Provision for long-term unearned premium reserves	–	(2,413,790)	–	–	–	–	(2,413,790)
Less: Write-back of long-term unearned premium reserves	–	1,894,930	–	–	–	–	1,894,930
Provision for policyholders' reserves for life insurance	(198,372,329)	–	–	–	–	–	(198,372,329)
Less: Write-back of policyholders' reserves for life insurance	167,142,916	–	–	–	–	–	167,142,916
Provision for long-term reserves for health insurance	(24,568,558)	–	–	–	–	–	(24,568,558)
Less: Write-back of long-term reserves for health insurance	18,625,804	–	–	–	–	–	18,625,804
Total changes in reserves	(38,027,594)	(2,089,427)	–	–	–	–	(40,117,021)
Underwriting profit/(losses)	(4,398,601)	243,077	(12,457)	(412,569)	(297,032)	85,234	(4,792,348)

As at December 31, 2006
(in RMB thousand)

VI. SEGMENT REPORT *(Continued)*

	2005						
	Life insurance	Property and casualty insurance	Banking	Corporate	Others	Elimination	Total
Underwriting profit/(losses)	(4,398,601)	243,077	(12,457)	(412,569)	(297,032)	85,234	(4,792,348)
Add: Other profit	56,944	9,984	1,163	5,742	46,958	(5,291)	115,500
Investment income	5,550,720	252,370	-	61,012	21,028	-	5,885,130
Interest income	3,081,699	143,634	24,839	581,198	71,001	(19,601)	3,882,770
Income from assets purchased under agreements to resell	318	-	-	-	20	-	338
Commission income	59,894	-	297	-	241,115	(125,979)	175,327
Securities underwriting income	48,180	-	-	-	31,175	-	79,355
Foreign exchange gains/(losses)	(379,294)	(7,586)	46	(3,179)	(17,777)	-	(407,790)
Less: Interest expenses	(555)	(3,121)	(7,155)	-	(24,586)	19,601	(15,816)
Policyholder dividends	(1,064,118)	-	-	-	-	-	(1,064,118)
Expenses of assets sold under agreements to repurchase	(81,682)	(3,075)	-	(3,396)	(2,918)	-	(91,071)
Other handling charges	(46,036)	-	(84)	-	(18,260)	46,036	(18,344)
Loan loss provisions	72,997	-	-	-	-	-	72,997
Operating profit	2,900,466	635,283	6,649	228,808	50,724	-	3,821,930
Add: Non-operating income	13,889	14,031	15	25	28,658	-	56,618
Less: Non-operating expenses	(78,633)	(21,685)	(6)	(250)	(22,184)	-	(122,758)
Profit before tax	2,835,722	627,629	6,658	228,583	57,198	-	3,755,790
Less: Income tax	(2,212)	(335,918)	-	(34,922)	(14,585)	-	(387,637)
Profit after tax	2,833,510	291,711	6,658	193,661	42,613	-	3,368,153

VII. ASSETS AND LIABILITIES ANALYSIS OF BANKING BUSINESS BY CURRENCIES

	December 31, 2006			
	RMB	USD RMB equivalent	Others RMB equivalent	Total
Assets:				
Cash on hand	288,976	20,956	26,142	336,074
Balances with central bank and other financial institutions	7,814,154	1,822,544	917,152	10,553,850
Loans	45,362,198	1,047,538	173,402	46,583,138
Placements with banks and other financial institutions	1,511,021	210,835	5,525	1,727,381
Investments	22,474,338	1,197,936	394,746	24,067,020
Other assets	1,641,401	224,134	49,307	1,914,842
Total assets	79,092,088	4,523,943	1,566,274	85,182,305
Liabilities:				
Customer deposits	70,395,365	1,609,028	1,040,755	73,045,148
Balances and placements from banks and other financial institutions	2,358,941	2,205,664	353,653	4,918,258
Assets sold under agreements to repurchase	301,410	-	-	301,410
Other liabilities	947,548	32,820	29,642	1,010,010
Total liabilities	74,003,264	3,847,512	1,424,050	79,274,826
Net long position	5,088,824	676,431	142,224	5,907,479

As at December 31, 2006
(in RMB thousand)

VII. ASSETS AND LIABILITIES ANALYSIS OF BANKING BUSINESS BY CURRENCIES *(Continued)*

	December 31, 2005			
	RMB	USD RMB equivalent	Others RMB equivalent	Total
Assets:				
Cash on hand	266	810	199	1,275
Balances with central bank and other financial institutions	9,125	437,010	627	446,762
Loans	–	252,434	–	252,434
Placements with banks and other financial institutions	–	405,781	–	405,781
Other assets	912	10,467	–	11,379
Total assets	10,303	1,106,502	826	1,117,631
Liabilities:				
Customer deposits	136	58,034	258	58,428
Balances and placements from banks and other financial institutions	–	556,503	–	556,503
Other liabilities	958	3,768	4	4,730
Total liabilities	1,094	618,305	262	619,661
Net long position	9,209	488,197	564	497,970

VIII. LIQUIDITY OF BANKING BUSINESS

	December 31, 2006							
Item	Overdue	Repayment on demand	Within 3 months	3 months to 1 year	1-5 years	More than 5 years	Undated	Total
Assets:								
Cash on hand	-	336,074	-	-	-	-	-	336,074
Balances with central bank and other financial institutions	-	2,471,889	2,030,759	264,704	-	-	5,786,498	10,553,850
Loans	1,405,216	-	9,830,212	15,569,359	7,528,778	12,249,573	-	46,583,138
Placements with banks and other financial institutions	-	-	505,859	1,221,522	-	-	-	1,727,381
Investments	-	-	8,674,265	2,879,486	4,699,250	7,793,583	20,436	24,067,020
Other assets	12,848	111,001	109,182	4,795	102,046	184,856	1,390,114	1,914,842
Sub-total	1,418,064	2,918,964	21,150,277	19,939,866	12,330,074	20,228,012	7,197,048	85,182,305
Liabilities:								
Customer deposits	-	45,153,275	13,392,814	10,951,840	3,547,219	-	-	73,045,148
Balances and placements from banks and other financial institutions	-	2,459,116	2,215,943	243,199	-	-	-	4,918,258
Assets sold under agreements to repurchase	-	-	129,180	172,230	-	-	-	301,410
Other liabilities	-	149,335	455,483	177,978	227,214	-	-	1,010,010
Sub-total	-	47,761,726	16,193,420	11,545,247	3,774,433	-	-	79,274,826
Net liquidity gap	1,418,064	(44,842,762)	4,956,857	8,394,619	8,555,641	20,228,012	7,197,048	5,907,479

As at December 31, 2006
(in RMB thousand)

VIII. LIQUIDITY OF BANKING BUSINESS *(Continued)*

	December 31, 2005							
Item	Overdue	Repayment on demand	Within 3 months	3 months to 1 year	1-5 years	More than 5 years	Undated	Total
Assets:								
Cash on hand	-	1,275	-	-	-	-	-	1,275
Balances with central bank and other financial institutions	-	33,971	327,405	52,456	24,211	-	8,719	446,762
Loans	-	-	-	137,193	80,702	34,539	-	252,434
Placements with banks and other financial institutions	-	-	402,553	3,228	-	-	-	405,781
Other assets	-	2,220	5,026	-	-	-	4,133	11,379
Sub-total	-	37,466	734,984	192,877	104,913	34,539	12,852	1,117,631
Liabilities:								
Customer deposits	-	6,044	41,626	10,758	-	-	-	58,428
Balances and placements from banks and other financial institutions	-	5,671	550,832	-	-	-	-	556,503
Other liabilities	-	4,063	-	-	667	-	-	4,730
Sub-total	-	15,778	592,458	10,758	667	-	-	619,661
Net liquidity gap	-	21,688	142,526	182,119	104,246	34,539	12,852	497,970

IX. RELATED PARTY RELATIONSHIP AND TRANSACTION

1. Related party relationship

(1) *Related parties with control relationship*

The Company's related parties where control exists are mainly subsidiaries of the Company. Please refer to Note 4 for more information.

(2) *Related parties without control relationship*

Name of related parties	Relationship with the Company
HSBC Holdings Limited ("HSBC Holdings")	Parent of shareholders
HSBC Insurance Holdings Limited ("HSBC Insurance")	Shareholder
The Hongkong and Shanghai Banking Company Limited	Shareholder

In late August 2005, HSBC Holdings through its wholly owned subsidiaries, HSBC Insurance and HSBC held 19.90% of the Company's shares. Since then, HSBC Holdings and its subsidiaries became the Company's related parties who had significant influence over the Group.

(3) *Shareholders who hold more than 5% shares of the Company at the end of the year are as follows:*

Name of the shareholders	Number of Shares Held	Type of Shares	Percentage of Total Shares (%)
HSBC Insurance Holdings Limited	618,886,334	H-Share	9.99
The Hongkong and Shanghai Banking Company Limited	613,929,279	H-Share	9.91
Shenzhen Investment Holdings Co., Ltd.	543,181,445	A-Share	8.77
Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	A-Share	6.29
Yuan Trust Investment Co., Ltd.	380,000,000	A-Share	6.13
Shenzhen Jing'ao Industrial Development Co., Ltd.	331,117,788	A-Share	5.34

2. Related parties transactions

(1) *Significant transactions with related parties*

(a) In accordance with the Agreement of Technical Support and Services signed by the Company and HSBC Insurance on November 25, 2002, HSBC Insurance would provide technical support and services to the Company at no cost, for a period of 6 years starting from the date of the agreement.

(b)

Interest income from bank deposit	**2006**	2005
HSBC	**15,325**	3,161

The interest income received from HSBC Limited in 2005 relates to interest earned from August 31, 2005 to December 31, 2005.

(2) *Balances with related parties*

Bank Deposit	**December 31, 2006**	December 31, 2005
HSBC	**710,175**	232,217

As at December 31, 2006
(in RMB thousand)

IX. RELATED PARTY RELATIONSHIP AND TRANSACTION *(Continued)*

2. Related parties transactions *(Continued)*

(3) The compensation for key management personnel are as below:

	December 31, 2006	December 31, 2005
Salaries and other short-term employees benefits	**126,809**	62,699

Key management personnel comprise the Company's directors, supervisors and senior officers as defined in the Company's articles of association. The compensation expenses for share appreciation rights granted to (Note V 55) key management personnel are not included in the above analysis.

(4) Mutual guarantees among related parties

During the current year, there were no significant mutual guarantees between the Group and its related parties.

X. FIDUCIARY BUSINESS

	December 31, 2006	December 31, 2005
Entrusted loans	**2,119,930**	–
Assets under trust scheme	**16,677,243**	3,329,608
Assets under corporate annuity scheme	**634,387**	128,297
Total	**19,431,560**	3,457,905

XI. CONTINGENCES

1. Guarantee

Ping An Real Estate provided guarantees for several loans under trust schemes managed by Ping An Trust. As at December 31, 2006, guarantees provided amounts to RMB426 million.

2. Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for the probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

XII. OFF-BALANCE SHEET INTEREST RECEIVABLES

Off-balance sheet interest receivables of the Group are as follows:

	December 31, 2006	December 31, 2005
Off-balance sheet interest receivables	**755,573**	–

XIII. COMMITMENTS

1. Capital commitments

The Group had the following capital commitments relating to property development project and investments:

	December 31, 2006	December 31, 2005
Authorized, but not contracted for	**1,182,313**	3,030,139
Contracted, but not provided for	**3,431,044**	472,102
Total	**4,613,357**	3,502,241

2. Rental commitments

Future minimum lease receivables under non-cancelable operating leases are as follows:

	December 31, 2006	December 31, 2005
Within 1 year	**453,250**	372,405
1-2 years	**306,268**	236,232
2-3 years	**196,646**	128,839
More than 3 years	**211,076**	112,566
Total	**1,167,240**	850,042

3. Credit commitments

	2006	2005
Letter of credit issued	**734,296**	10,142
Acceptance	**9,016,968**	–
Guarantee issued	**6,536,248**	–
Loan commitment	**12,822,692**	60,232
Others	**5,125**	2,932
Total	**29,115,329**	73,306

As at December 31, 2006
(in RMB thousand)

XIV. POST BALANCE SHEET EVENTS

1. Pursuant to the approval obtained from the Company's shareholders and the CSRC, the Company issued 1.15 billion ordinary A-shares with par value of RMB1.00 at a price of RMB33.80 per share in February 2007. According to the capital verification report issued by Ernst & Young Hua Ming (2007 Yan Zi, No. 60468101-01) on February 16, 2007, the Company has collected net proceeds of RMB38,221,924,360 for the initial public offering of A shares on February 15, 2007. The increase in paid-up share capital amounts to RMB1,150,000,000 and the difference between the proceeds and paid-up share capital of RMB37,071,924,360 is recorded in capital reserve. The total registered capital increased to RMB7,345,053,334 after the change.

2. Pursuant to "Notice of Printing of 'Accounting Standards for Business Enterprises No.1-Inventory' and other 38 accounting standards" (Caikuai [2006] No. 3) and "Notice of Printing of 'Accounting Standards for Business Enterprises Application Guide'" (Caikuai [2006] No. 18), the Group has adopted the new accounting standards since January 1, 2007. The impact of the adoption of the new accounting standards on shareholder's equity as at December 31, 2006 is shown in Supplementary Information to Financial Statements Appendix II.

3. Pursuant to an agreement entered into by SZCB, Ping An Trust and HSBC in February 2007, SZCB will acquire all of the equity interests held by Ping An Trust and HSBC in Ping An Bank. Upon completion of such transfer, the Group's equity interests in Ping An Bank will increase to 89.36%.

4. In March 2007, Ping An Asset Management (Hong Kong) was granted the license to engage in assets management by the Securities and Futures Commission of Hong Kong.

5. During the 5th Session of the 10th National People's Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the future financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

6. On April 11, 2007, the directors proposed 2006 final dividend distribution of RMB0.22 per share totaling RMB1,615,912 thousand. This proposal is subject to Company shareholders' approval.

XV. NOTES TO FINANCIAL STATEMENTS

1. Cash on hand and cash at bank

Cash on hand and cash at bank of the Company are as follows:

		December 31, 2006			December 31, 2005		
	Currency	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
Cash on hand	RMB	**160**	**1.0000**	**160**	57	1.0000	57
	USD	**0.41**	**7.8087**	**3**	3	8.0702	21
	HKD	**43**	**1.0047**	**44**	30	1.0403	32
Total				**207**			110
Cash at bank	RMB	**3,646,282**	**1.0000**	**3,646,282**	11,263,216	1.0000	11,263,216
	USD	**34,178**	**7.8087**	**266,888**	58,754	8.0702	474,155
	HKD	**2,688**	**1.0047**	**2,701**	14,896	1.0403	15,497
Total				**3,915,871**			11,752,868

Term deposits over 3 months, including both RMB and foreign deposits, amounts to approximately RMB776,534 thousand (2005: approximately RMB11,051,102 thousand) with terms ranging from 12 months to 360 months and interest rates ranging from 2.25% to 4.30% per annum (2005: from 2.52% to 5.50%) are included in cash at bank of the Company.

2. Short-term investments

Short-term investments of the Company are as follows:

	December 31, 2006		December 31, 2005	
	Net book value	Market value	Net book value	Market value
Bond Investments:				
Government Bonds	**147,489**	**N/A**	115,186	N/A
Listed	**23,999**	**23,999**	–	–
Unlisted	**123,490**	**N/A**	115,186	N/A
Banking Bonds	**497,511**	**N/A**	–	N/A
Unlisted	**497,511**	**N/A**	–	N/A
Corporate Bonds	**2,950,238**	**N/A**	779,583	N/A
Listed	**4,537**	**4,537**	–	–
Unlisted	**2,945,701**	**N/A**	779,583	N/A
Sub-total	**3,595,238**		894,769	
Equity Investments:				
Stocks	**1,270,372**	**1,757,422**	105,200	120,150
Listed	**1,270,372**	**1,757,422**	105,200	120,150
Equity investment funds	**382,937**	**N/A**	1,935,311	N/A
Unlisted	**382,937**	**N/A**	1,935,311	N/A
Sub-total	**1,653,309**		2,040,511	
Total	**5,248,547**		2,935,280	

Listed investments are securities listed on Stock Exchanges. Unlisted investments are investments in interbank or other markets other than on Stock Exchanges. The market value of listed investments at the balance sheet date are valued using the closing prices on the last trading day of the year.

As at December 31, 2006
(in RMB thousand)

XV. NOTES TO FINANCIAL STATEMENTS *(Continued)*

3. Long-term equity investments

Long-term equity investments of the Company are as follows:

	December 31, 2006	December 31, 2005
Long-term stock investments	**1,416,181**	–
Investment in subsidiaries	**24,917,315**	17,956,232
Equity investment differences	**312,558**	3,802
Total	**26,646,054**	17,960,034

(1) *Long-term equity investments are as follows:*

	December 31, 2006		December 31, 2005	
	Net book value	**Market value**	Net book value	Market value
Public shares	**1,416,181**	**2,029,365**	–	–

(2) *Equity investment differences of the Company are as follows:*

	December 31, 2006		December 31, 2005	
Name of the invested entity	**Original amount**	**Amortized amount**	Original amount	Amortized amount
Ping An Trust	**19,487**	**2,035**	19,353	3,802
SZCB	**310,523**	**310,523**	–	–
Total	**330,010**	**312,558**	19,353	3,802

XV. NOTES TO FINANCIAL STATEMENTS *(Continued)*

3. Long-term equity investments *(Continued)*

(3) *Details of investments in subsidiaries of the Company are as follows:*

2006

Subsidiaries	Attributable equity interest	Investment cost	Provision for impairment	Equity Adjustment: Equity changes for the year	Equity Adjustment: Cash dividends paid for the year	Equity Adjustment: Accumulated equity changes	Total
Ping An Life	99%	3,762,000	-	4,737,420	(4,965,840)	6,370,038	10,132,038
Ping An Property & Casualty	99.06%	2,972,284	10	636,449	(570,240)	745,183	3,717,477
Ping An Trust	99.88%	4,196,249	16,847	574,680	-	651,199	4,864,295
SZCB	89.36%	4,606,275	-	57,750	-	57,750	4,664,025
Ping An Overseas Holdings	100%	561,213	-	(14,599)	-	48,098	609,311
Ping An Annuity	95%	285,000	-	(11,021)	-	(18,186)	266,814
Ping An Health	95%	475,000	-	55	-	737	475,737
Ping An Asset Management	90%	180,000	-	2,480	-	7,618	187,618
Total		17,038,021	16,857	5,983,214	(5,536,080)	7,862,437	24,917,315

2005

Subsidiaries	Attributable equity interest	Investment cost	Provision for impairment	Equity Adjustment: Equity changes for the year	Equity Adjustment: Cash dividends paid for the year	Equity Adjustment: Accumulated equity changes	Total
Ping An Life	99%	3,762,000	-	2,811,794	-	6,598,458	10,360,458
Ping An Property & Casualty	99%	1,584,000	-	287,719	-	678,974	2,262,974
Ping An Trust	99.52%	4,180,053	16,543	45,200	-	76,519	4,273,115
Ping An Overseas Holdings	100%	58,333	-	1,399	-	62,697	121,030
Ping An Annuity	95%	285,000	-	(7,165)	-	(7,165)	277,835
Ping An Health	95%	475,000	-	682	-	682	475,682
Ping An Asset Management	90%	180,000	-	5,138	-	5,138	185,138
Total		10,524,386	16,543	3,144,767	-	7,415,303	17,956,232

As at December 31, 2006
(in RMB thousand)

XV. NOTES TO FINANCIAL STATEMENTS *(Continued)*

4. Long-term bond investments

Details of long-term bond investments of the Company are as follows:

	December 31, 2006						
Types of bonds	**Par value**	**Interest receivable**	**Unamortized premium/ (discount)**	**Total**	**Impairment**	**Net book value**	**Market value**
Listed bond:							
Government bonds	**1,003,553**	**8,330**	**2,902**	**1,014,785**	**-**	**1,014,785**	**1,014,148**
Corporate bonds	**50,000**	**94**	**(7,728)**	**42,366**	**-**	**42,366**	**41,700**
	1,053,553	**8,424**	**(4,826)**	**1,057,151**	**-**	**1,057,151**	**1,055,848**
Unlisted bond:							
Government bonds	**30,000**	**344**	**(1,001)**	**29,343**	**-**	**29,343**	**N/A**
Finance bonds	**780,000**	**15,509**	**2,840**	**798,349**	**-**	**798,349**	**N/A**
	810,000	**15,853**	**1,839**	**827,692**	**-**	**827,692**	**N/A**
Sub-total	**1,863,553**	**24,277**	**(2,987)**	**1,884,843**	**-**	**1,884,843**	**N/A**
Less: Long-term bond investments due within one year							
Listed bond:							
Government bonds	**347,807**	**1,455**	**915**	**350,177**	**-**	**350,177**	**350,972**
Total	**1,515,746**	**22,822**	**(3,902)**	**1,534,666**	**-**	**1,534,666**	**N/A**

	December 31,2005						
Types of bonds	Par value	Interest receivables	Unamortized premium/ (discount)	Total	Impairment	Net book value	Market value
Unlisted bonds:							
Government bonds	30,000	344	(1,412)	28,932	-	28,932	N/A
Finance bonds	975,880	18,004	4,506	998,390	-	998,390	N/A
Sub-total	1,005,880	18,348	3,094	1,027,322	-	1,027,322	N/A
Less: Long-term bond investments due within one year							
Unlisted bonds:							
Finance bonds	195,880	2,495	-	198,375	-	198,375	N/A
Total	810,000	15,853	3,094	828,947	-	828,947	N/A

XV. NOTES TO FINANCIAL STATEMENTS *(Continued)*

4. Long-term bond investments *(Continued)*

Details of net book value of long-term bond investments of the Company are as follows:

	December 31, 2006	December 31, 2005
Within 1 year	**350,177**	198,375
1-2 years	**1,044,026**	-
2-3 years	**417,268**	768,995
3-4 years	**-**	28,931
4-5 years	**42,366**	-
More than 5 years	**31,006**	31,021
Total	**1,884,843**	1,027,322

Long-term bond investment of the Company bears interest ranging from 1.40% to 3.74% per annum (2005: from 0% to 3.74%).

Finance bonds mainly represent bonds issued by the PBOC and China Development Bank. Corporate bonds represent bonds issued by Maanshan Iron & Steel Co., Ltd. in 2006.

Listed investments are securities listed on Stock Exchanges. Unlisted investments are investments in interbank or other markets other than on Stock Exchanges. The market value of listed investments at the balance sheet date are valued using the closing prices on the last trading day of the year.

5. Long-term fund investments

Long-term fund investments of the Company are as follows:

	December 31,2006			December 31,2005		
	Investment cost	**Provision for Impairment**	**Net investment**	Investment cost	Provision for Impairment	Net investment
Open-ended fund:						
Unlisted	**30,000**	**(8,042)**	**21,958**	-	-	-

Unlisted investments are investments in interbank or other markets other than on Stock Exchanges.

6. Tax payable

Details of the tax payable of the Company are as follows:

	December 31, 2006	December 31, 2005
Corporate income tax	**51,112**	(4,227)
Business tax	**19,354**	146
City maintenance and construction tax	**193**	-
Others	**3,938**	6,195
Total	**74,597**	2,114

As at December 31, 2006
(in RMB thousand)

XV. NOTES TO FINANCIAL STATEMENTS *(Continued)*

7. Business tax and surcharges payable

Details of business tax and surcharges payable of the Company are as follows:

	December 31, 2006	December 31, 2005
Business tax	**22,991**	2,315
City maintenance and construction tax	**230**	24
Education surcharges	**690**	72
Total	**23,911**	2,411

8. Operating expenses

Details of operating expenses of the Company are as follows:

	2006	2005
Salaries and welfare	**676,524**	200,377
Social insurance	**9,244**	4,962
Housing fund	**646**	387
Business entertainment expenses	**10,373**	10,481
Advertising expenses	**4,816**	34,099
Meeting expenses	**5,101**	5,134
Rental expenses	**4,948**	2,339
Depreciation of fixed assets	**10,701**	2,662
Amortization of intangible assets	**5,372**	1,352
Amortization of long-term deferred expenses	**2,326**	316
Office and traveling expenses	**23,206**	18,849
Printing expenses	**1,538**	1,745
Corporate sundry expenses	**2,530**	2,829
Postage and telecommunication expenses	**1,901**	2,444
Operating expenses of electronic equipments	**3,751**	1,669
Provision/(write-back) for bad debts	**(74)**	836
Taxation	**1**	6,631
Fuel expenses of vehicles and ships	**781**	1,077
Others	**122,186**	111,969
Total	**885,871**	410,158

XV. NOTES TO FINANCIAL STATEMENTS *(Continued)*

9. Investment income

Breakdown of investment income of the Company is as follows:

	2006	2005
Interest income	**45,299**	23,952
Interest income from bonds	**45,299**	23,952
Dividend income	**66,265**	–
Dividend income from equity investment funds	**66,265**	–
Trading gains	**475,165**	38,961
Trading gains on bonds	**35,197**	1,644
Trading gains on equity investment funds	**222,903**	34,882
Trading gains on equity securities	**213,291**	2,435
Trading gains on warrants	**3,774**	–
Changes in provision for impairment losses	**(8,988)**	–
Provision for impairment losses on short-term investments	**(946)**	–
Provision for impairment losses on long-term investments	**(8,042)**	–
Amortization of equity investment differences	**(1,901)**	(1,901)
Interest in subsidiaries	**5,983,214**	3,144,767
Total	**6,559,054**	3,205,779

10. Cash and cash equivalents

Breakdown of cash and cash equivalent of the Company is as follows:

	December 31, 2006	December 31, 2005
Cash on hand and cash at bank	**3,139,544**	701,876
Money market fund	**10,058**	1,935,311
Bonds with original maturities less than 3 months	**298,140**	-
Total	**3,447,742**	2,637,187

As at December 31, 2006
(in RMB thousand)

XV. NOTES TO FINANCIAL STATEMENTS *(Continued)*

11. Fiduciary investment

Beginning September 1, 2005, the Company entrusted Ping An Asset Management to manage its investment portfolios. The Company's fiduciary investments managed by Ping An Asset Management are set out as follows:

	December 31, 2006	December 31, 2005
Assets:		
Cash at bank	**3,857,662**	11,671,832
Short-term investments	**5,248,547**	2,935,280
Interest receivables	**5,067**	22,232
Other receivables	**210,633**	–
Long-term bond investments due within 1 year	**350,177**	198,375
Long-term equity investments	**1,416,181**	–
Long-term bond investments	**1,534,666**	828,947
Long-term fund investments	**21,958**	–
Total	**12,644,891**	15,656,666
Liabilities:		
Placements from banks and other financial institutions	**819,914**	274,387
Assets sold under agreements to repurchase	**–**	645,400
Other payables	**4,687**	53
Total	**824,601**	919,840
Net	**11,820,290**	14,736,826

The Company's fiduciary investment managed by Ping An Asset Management are set out as follows:

	2006	Four months ended December 31, 2005
Trading gains on securities	**475,165**	17,313
Interest income from deposits	**379,507**	169,011
Interest income from bonds	**45,299**	10,777
Income from securities purchased under agreements to resell	**5,197**	–
Dividend income from funds	**66,265**	–
Other income	**3,422**	2,175
Total investment income	**974,855**	199,276
Less: Assets management expenses	**(2,000)**	(600)
Custody fees	**(58)**	–
Expenses relating to securities sold under agreements to repurchase	**(9,576)**	(2,052)
Interest expense or placements from banks and other financial institutions	**(25,288)**	–
Provision for impairment losses on long-term investments	**(8,042)**	–
Provision for impairment losses on short-term investments	**(946)**	–
Other expenses	**(51,356)**	(961)
Investment income	**877,589**	195,663

XVI. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to current year's presentation.

XVII. APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by the Company's board of directors on April 11, 2007.

1. RECONCILIATION OF GAAP DIFFERENCES BETWEEN PRC ACCOUNTING STANDARDS AND IFRS

The material GAAP differences between PRC Accounting Standards and IFRS in preparing financial statements are as follows:

Consolidated net profit	Notes	2006 In RMB thousand	2005 In RMB thousand
Financial statements prepared in accordance with PRC Accounting Standards		**5,985,962**	3,338,428
Claim reserves	*(i)*	**149,234**	(439,832)
Long-term and unearned premium reserves	*(ii)*	**(15,529)**	309,646
Policyholders' reserves	*(iii)*	**(6,544,374)**	(3,005,894)
Deferred policy acquisition costs	*(iv)*	**5,480,526**	3,829,708
Fair value adjustment of investment assets and financial liabilities	*(v)*	**3,095,511**	359,769
Deferred tax	*(vi)*	**(413,479)**	(158,725)
Minority interests and others		**100,418**	(7,018)
Financial statements prepared in accordance with IFRS		**7,838,269**	4,226,082

Consolidated equity	Notes	December 31, 2006 In RMB thousand	December 31, 2005 In RMB thousand
Financial statements prepared in accordance with PRC Accounting Standards		**36,667,865**	32,664,006
Claim reserves	*(i)*	**(1,401,149)**	(1,550,383)
Long-term and unearned premium reserves	*(ii)*	**86,140**	101,669
Policyholders' reserves	*(iii)*	**(35,762,405)**	(25,815,612)
Deferred policy acquisition costs	*(iv)*	**31,866,330**	26,428,450
Fair value adjustment of investment assets and financial liabilities	*(v)*	**16,935,254**	1,440,096
Deferred tax	*(vi)*	**(1,839,769)**	(69,040)
Minority interests and others		**(176,744)**	(202,696)
Financial statements prepared in accordance with IFRS		**46,375,522**	32,996,490

Notes:

(i) Under 2006 PRC Accounting Standards, claim reserves are provided for claims reported but not settled, and claims incurred but not reported at the balance sheet date. Reserves for claims incurred but not reported are estimated on the basis of 4% of actual claim losses. From September 1, 2006, in accordance with the "Regulations on health insurance" (Baojianhuiling [2006] No. 8), the Chain-ladder method and the Bornhuetter-Ferguson method are used to calculate the reserves for health insurance business. The higher of the two results will be the best estimate. Under IFRS, reserves for claims incurred but not reported are estimated using actuarial techniques.

(ii) Under 2006 PRC Accounting Standards, unearned premium reserves of life insurance businesses should be no less than 50% of the net premium for the current period. Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(iii) Under 2006 PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations released by CIRC. Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) Under 2006 PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized over the premium paying period of the insurance contracts or amortized in proportion to expected premiums or the present value of estimated gross profits expected to be realized over the life of the insurance contracts, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(v) Under 2006 PRC Accounting Standards, the Group classifies its investments into short-term investments and long-term investments, depending on liquidity and the period for which these investments are intended to be held. Short-term investments are carried at the lower of cost and market value, while long-term investments are stated at the lower of book value and the recoverable amount. Under IFRS, the Group classifies its investments into four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and other receivables and available-for-sale financial assets, in accordance with IAS 32 Financial Instruments: Disclosure and Presentation as well as IAS 39 Financial Instruments: Recognition and Measurement. Available-for-sale financial assets and financial assets at fair value through profit or loss are stated at fair value. Held-to-maturity financial assets and loans and other receivables are carried at amortized cost. Unrealized gains or losses, arising from changes in fair value of financial assets at fair value through profit or loss, are recognized in the income statement. Unrealized gains or losses, arising from changes in fair value of available-for-sale financial assets, are reported in equity. On derecognition or impairment of available-for-sale financial assets, the cumulative unrealized gains or losses previously reported in equity is transferred to the income statement.

(vi) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets on the basis of the above differences and the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. FULLY DILUTED AND WEIGHTED AVERAGE RETURN ON NET ASSET AND EARNINGS PER SHARE

The returns on net assets and earnings per share computed using the Group's consolidated financial statements are as follows:

2006	**Return on net assets (%)**		**Earnings per share (RMB)**	
	Fully diluted	**Weighted average**	**Fully diluted**	**Weighted average**
Profit from principal operations	**(39.6%)**	**(41.9%)**	**(2.34)**	**(2.34)**
Operating profit	**16.9%**	**17.8%**	**1.00**	**1.00**
Net profit	**16.3%**	**17.3%**	**0.97**	**0.97**
Net profit after deducting non-recurring items	**15.5%**	**16.4%**	**0.92**	**0.92**

2005	Return on net assets (%)		Earnings per share (RMB)	
	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from principal operations	(14.7%)	(15.3%)	(0.77)	(0.77)
Operating profit	11.7%	12.2%	0.62	0.62
Net profit	10.2%	10.6%	0.54	0.54
Net profit after deducting non-recurring items	10.0%	10.4%	0.53	0.53

Net profit after deducting non-recurring items:

	2006 **In RMB thousand**	2005 In RMB thousand
Net profit	**5,985,962**	3,338,428
Add/(Less): non-recurring items:		
Gains on disposal of long-term equity investments, fixed assets, construction in progress, intangible assets and other long-term assets	**(45,380)**	(26,779)
Non-operating income and expenses after deduction of routine assets impairments provided in accordance with the Accounting System for Financial Institutions	**20,367**	17,271
Write-back of asset impairments recognized in prior years	**(277,291)**	(74,997)
Total of non-recurring items	**(302,304)**	(84,505)
Add: Tax impact	**11,311**	5,056
Add: Minority's share	**2,910**	794
Net profit deducting non-recurring profits or losses	**5,697,879**	3,259,773

The above returns on net assets and earnings per share are computed in accordance with the formulas contained in "Standard No. 9 Disclosure Requirements of Public Listed Companies" issued by CSRC on January 19, 2001.

3. BREAKDOWN OF PROVISION FOR IMPAIRMENT LOSSES

Provision for impairment losses of the Group are as follows:

(in RMB thousand)		2006					
				Reversal during the year			
Item	Notes V	Balance as at January 1, 2006	Provision during the year	Appreciation in values of assets	Other reversals	Total	Balance as at December 31, 2006
Provision for impairment losses on short-term investments		123,769	34,253	(146,351)	-	(146,351)	11,671
Including:							
Equity investments		6,513	-	(6,433)	-	(6,433)	80
Bond investments		500	34,253	(23,162)	-	(23,162)	11,591
Equity investment funds		116,756	-	(116,756)	-	(116,756)	-
Provision for bad debts		237,411	572,538	-	(61,487)	(61,487)	748,462
Including:							
Placements with banks and other financial institutions	5	24,737	359,611	-	(8,736)	(8,736)	375,612
Premium receivables	9	92,442	63,544	-	(657)	(657)	155,329
Other receivables	11	68,925	144,184	-	(52,094)	(52,094)	161,015
Receivables from reinsurers	9	51,307	5,199	-	-	-	56,506
Provision for impairment on long-term investments		347,768	108,474	(168,784)	(12,482)	(181,266)	274,976
Including:							
Long-term equity investments	12	297,101	85,656	(153,297)	(12,482)	(165,779)	216,978
Long-term bond investments	13	12,316	12	(12,316)	-	(12,316)	12
Long-term equity investment funds	14	38,351	22,806	(3,171)	-	(3,171)	57,986
Loan loss provisions	6	93,550	2,530,800	-	(193,624)	(193,624)	2,430,726
Provision for impairment losses on fixed assets	15	323,275	29,594	(111,013)	(49,884)	(160,897)	191,972
Including:							
Buildings	15	323,275	29,594	(111,013)	(49,884)	(160,897)	191,972
Provision for impairment losses on construction in progress	16	26,472	-	-	(15,472)	(15,472)	11,000
Provision for impairment losses on intangible assets	17	3,040	-	-	-	-	3,040
Provision for impairment losses on repossessed assets	19	-	352,641	-	-	-	352,641
Provision for Impairment losses on other long-term assets		19,274	-	(665)	(3,140)	(3,805)	15,469
Total		1,174,559	3,628,300	(426,813)	(336,089)	(762,902)	4,039,957

Review Report
on Reconciliation Statement of Ping An Insurance (Group) Company of China, Ltd.
for Shareholders' Equity Differences between New and Old PRC Accounting Standards

Ernst & Young Hua Ming (2007) Shen Zi No.60468101-B25

To the shareholders of Ping An Insurance (Group) Company of China, Ltd.

We have reviewed the accompanying reconciliation statement of Ping An Insurance (Group) Company of China, Ltd. (the "Company") for shareholders' equity differences between new and old PRC Accounting Standards as at December 31, 2006 and January 1, 2007 ("Reconciliation Statement") prepared in accordance with Note 2 Basis of preparation. The management of the Company is responsible for preparing the Reconciliation Statement in accordance with the Accounting Standards for Business Enterprises No. 38 First-time Adoption of Accounting Standards for Business Enterprises, Notice on Preparation for Disclosure of Financial Information regarding the Adoption of New Accounting Standards (Zhengjianfa [2006] No. 136, "Notice") and other related regulations. Our responsibility is to issue a review report on the Reconciliation Statement based on our review.

In accordance with the Notice, we conducted our review in accordance with the Review Standard for Chinese Certified Public Accountants No. 2101 Review of Financial Statements. The standard requires us to plan and conduct a review to obtain limited assurance as to whether the Reconciliation Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel on the accounting policies and all significant assertions related to the preparation of the Reconciliation Statement, understanding of the calculation of the reconciliation figures in the Reconciliation Statement, reviewing the Reconciliation Statement to assess whether the specified basis of preparation have been applied and when necessary, performing analytical procedures on the data if necessary. A review provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Reconciliation Statement is not prepared, in all material respects, in accordance with the related requirement in Accounting Standards for Business Enterprises No. 38 First-time Adoption of Accounting Standards for Business Enterprises, the Notice and other related regulations.

Ernst & Young Hua Ming

Chinese Certified Public Accountant
Zhang Xiaodong

Chinese Certified Public Accountant
Huang Yuedong

Beijing, The People's Republic of China

April 11, 2007

Important Notice:

From January 1, 2007, the Company adopted the "Accounting Standards for Business Enterprises" issued by the Ministry of Finance in 2006 ("New Accounting Standards"). The Company is assessing the impact on the Group's financial position, results of operation and cash flows in adopting the New Accounting Standards. When the Company prepares its 2007 financial statements, the Company may, after careful consideration and referring to the further interpretation of the New Accounting Standards by the Ministry of Finance, change the accounting policies and significant assertions used in preparing this reconciliation statement for shareholders' equity differences between new and old Accounting Standards ("Reconciliation Statement") which may result in discrepancies between shareholders' equity (New Accounting Standards) as at January 1, 2007 in the Reconciliation Statement and the corresponding figure in 2007 financial statements.

Reconciliation Statement for Equity Differences between New and Old PRC Accounting Standards

(in RMB thousand)

Items	Notes	Details	Amount
		Shareholders' equity as at December 31, 2006 (Old Accounting Standards)	**36,667,865**
1	3.2	Long-term equity investment differences	57,705
2	3.3	Financial assets at fair value through profit or loss and available-for-sale financial assets	16,937,493
3	3.4	Derivative financial instruments	(2,239)
4	3.5	Policyholders' reserves	(5,726,528)
5	3.6	Claim reserves	(1,401,149)
6	3.7	Land use rights	(56,485)
7	3.8	Income tax	(1,131,086)
8	3.9	Others	(86,281)
		Shareholders' equity attributable to shareholders of the parent company as at January 1, 2007 (New Accounting Standards)	45,259,295
9	3.10	Changes in presentation of minority interests	1,366,391
		Shareholders' equity as at January 1, 2007 (New Accounting Standards)	**46,625,686**

The accompanying notes form an integral part of this reconciliation statement.

MA Mingzhe	**CHEUNG Chi Yan Louis**	**REN Huichuan**
Chairman and Chief Executive Officer	*President and Chief Financial Officer*	*Senior Vice President*

Notes to Reconciliation Statement for Shareholders' Equity Differences between New and Old Accounting Standards

1. Purpose of preparation

Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries (the "Group") adopted the New Accounting Standards on January 1, 2007. In order to analyze and disclose the impact of adopting the New Accounting Standards on the financial positions of listed companies, in November 2006, China Securities Regulatory Commission issued Notice on Preparation of Disclosure of Financial Information regarding the Adoption of New Accounting Standards (Zhengjianfa [2006] No. 136, "Notice") which requires companies to disclose a reconciliation of significant differences in the supplementary information of the 2006 financial statements using a reconciliation statement, in accordance with the related requirements in Accounting Standards for Business Enterprises No. 38 – First-time Adoption of Accounting Standards for Business Enterprises, the Notice and other related regulations.

2. Basis of preparation

The Company was an H-share listed company that provides financial statements prepared in accordance with both PRC Accounting Standards and financial statements prepared in accordance with International Financial Reporting Standards to external parties.

Pursuant to the above regulations and the response to the tenth question in the Experts' Opinions on Implementation of Accounting Standards for Business Enterprises issued by the Working Group of Experts on Implementation of Accounting Standards for Business Enterprises on February 1, 2007, the Company shall, apart from making retrospective adjustment in accordance with the related requirement in articles No.5-No.19 of Accounting Standards for Business Enterprises No. 38 – First-time Adoption of Accounting Standards for Business Enterprises, also retrospectively adjust for differences under the New Accounting Standards and Current Accounting Standards as at January 1, 2007 based on available information. Please refer to Note 3 of the reconciliation statement for details. The Group used the retrospectively adjusted amounts as the balances under the New Accounting Standards as of January 1, 2007 and prepared the reconciliation statement in accordance with the materiality principle, after taking into account the Group's own circumstances and 2006 consolidated financial statements.

In addition, the reconciliation statement is prepared based on the following principles for the following matters:

- Subsidiaries and associates are adjusted, in accordance with the requirement in articles No.5-No.19 of Accounting Standard for Business Enterprises No. 38 – First-time Adoption of Accounting Standards for Business Enterprises, and for those matters affecting the retained profits of the above companies and the Company's share of their net assets, the Company adjusted its retained profits and capital reserve based on their actual businesses.

- The Group adjusted deferred income tax assets and deferred income tax liabilities in accordance with the requirement in Accounting Standard for Business Enterprises No. 18 – Income Tax.

- Minority interests are adjusted in accordance with the New Accounting Standards and disclosed as a separate item in the reconciliation statement.

3. **Notes to major items**

(1) The amount of the consolidated shareholders' equity as at December 31, 2006 (Current Accounting Standards) are obtained from the Group's consolidated balance sheet as at December 31, 2006 which is prepared in accordance with the current Accounting Standards for Business Enterprises and the Accounting System for Financial Institutions (collectively the "Current Accounting Standards"). Such financial statements have been audited by Ernst and Young Hua Ming which issued an unqualified audit report with report reference number Ernst & Young Hua Ming (2007) Shenzi No. 60468101-B24 on April 11, 2007. Please refer to 2006 financial statements for the basis of preparation and summary of significant accounting policies for those financial statements.

(2) Long term equity investment differences

Under the Current Accounting Standards, the excess of initial investment costs over share of net assets of the investees is recorded as equity investment differences and evenly amortised over a certain period.

Under the New Accounting Standards, the excess of the cost of the business combination which is not under common control over the acquired interest in the fair value of the identifiable net assets of the investees shall be recognized as goodwill in accordance with Accounting Standard for Business Enterprises No. 20 – Business Combinations. Goodwill is not amortised but subject to impairment testing at least annually at year end. The impairment of goodwill cannot be reversed.

In accordance with the requirement in Experts' Opinions on Implementation of Accounting Standards for Business Enterprises, the Group made retrospective adjustment for this change. This change will have a pre-tax impact to increase the shareholders' equity as at January 1, 2007 by RMB57,705 thousand.

(3) Financial assets at fair value through profit or loss and available-for-sale financial assets

Under the Current Accounting Standards, the Group classified investment assets, in accordance with Accounting Standard for Business Enterprise – Investments and the Accounting System for Financial Institutions, into "short term investments" and "long term investments" based on the liquidity and the intentional holding period, and measured them at the lower of cost and market price and the lower of cost and recoverable amount, respectively.

Under the New Accounting Standards, the Group shall classify investment assets within the scope of financial instruments into "financial assets at fair value through profit or loss", "held-to-maturity investments", "loans and receivables" and "available-for-sale financial assets", in accordance with Accounting Standard for Business Enterprises No. 22 – Financial Instruments: Recognition and Measurement. Financial asset at fair value through profit or loss are subsequently measured at fair value and the gains or losses arising from the fair value changes are recorded in the profit or loss for the period; held-to-maturity investments and loans and receivables are subsequently measured at amortised costs using effective interest rates; available-for-sale financial assets are subsequently measured at fair value and the differences between the fair value and the carrying amount are recorded in capital reserve.

In accordance with the requirement in Experts' Opinions on Implementation of Accounting Standards for Business Enterprises, the Group made retrospective adjustment for this change. The differences between the fair values and the carrying amounts of the financial assets at fair value through profit or loss and available-for-sale financial assets, based on the market quotations or valuation results, are RMB3,349,603 thousand and RMB13,587,890 thousand, respectively, and are adjusted to increase the retained profits. This change has a pre-tax impact to increase the shareholders' equity as at January 1, 2007 by RMB16,937,493 thousand.

3. **Notes to major items** *(Continued)*

(4) Derivative financial instruments

Under the Current Accounting Standards, the Group generally did not recognize derivative financial instruments in the financial statements but treated them as off-balance sheet items.

Under the New Accounting Standards, the Group shall classify derivative financial instruments as financial assets or financial liabilities at fair value through profit or loss, in accordance with Accounting Standard for Business Enterprises No. 22 – Financial Instruments: Recognition and Measurement, and subsequently measure them at fair value and the gains or losses arising from the fair value changes are recorded in the profit or loss for the period.

In accordance with requirement in Experts' Opinions on Implementation of Accounting Standards for Business Enterprises, the Group made retrospective adjustment to recognize at fair value financial liabilities arising from the derivative financial instruments, and correspondingly to decrease the retained profits. This change has a pre-tax impact to decrease the shareholders' equity as at January 1, 2007 by RMB2,239 thousand.

(5) Policyholders' reserves

Under the Current Accounting Standards, in calculating the policyholders' reserves for participating insurance and universal life insurance, the Group applied investment yield derived using the Current Accounting Standards.

As explained above in (3), in accordance with the New Accounting Standards, the Group properly classifies and measures its investment assets in accordance with Accounting Standard for Business Enterprises No. 22 Financial Instruments: Recognition and Measurement. In accordance with the requirements of Experts' Opinions on Implementation of Accounting Standards for Business Enterprises, the Group recognizes the fair value changes in available-for-sale financial assets for both participating insurance and universal life insurance in liabilities for those portions that are reasonably attributable to the policyholders and in capital reserve for those that are attributable to the shareholders. For financial assets at fair value through profit or loss, the changes in fair values are recorded in liabilities for those portions that are reasonably attributable to the policyholders and in profit or loss for the period for those are attributable to the shareholders.

In accordance with requirement in Experts' Opinions on Implementation of Accounting Standards for Business Enterprises, the Group made retrospective adjustments for this change to increase policyholders' reserves and to correspondingly decrease retained profits and capital reserve. From the perspective of recognizing liabilities for those portions that can be reasonably attributed to the policyholders, this change has a pre-tax impact to decrease the shareholders' equity as at January 1, 2007 by RMB5,726,528 thousand.

(6) Claim reserves

Under the Current Accounting Standards, when estimating insurance reserves, the Group did not perform adequacy test on all insurance reserves, especially on incurred but not reported claim reserves of non-life insurance.

Under the New Accounting Standards, the Group should provide for insurance reserves using actuarial method, and perform adequacy tests on claim reserves, policyholders' reserves and long term health insurance reserves at least annually at year end and make adjustment, as appropriate. Based on the results of the liability adequacy results, the Group should provide for additional reserves to top up the reserve deficiency, if any, and if the related reserve is adequate, no adjustment is made.

In accordance with requirement in Experts' Opinions on Implementation of Accounting Standards for Business Enterprises, the Group made retrospective adjustments for this change to increase claim reserves and to reduce retained profits. This change has a pre-tax impact to decrease the shareholders' equity as at January 1, 2007 by RMB1,401,149 thousand.

3. **Notes to major items** *(Continued)*

(7) Land use rights

Under the Current Accounting Standards, the Group did not amortise land use rights which are included in the construction in progress.

Under the New Accounting Standards, land use rights shall be recognized as intangible assets and be amortised since when they are available for use.

In accordance with the requirement in Experts' Opinions on Implementation of Accounting Standards for Business Enterprises, the Group made retrospective adjustment for this change to amortise the land use rights which were included in the construction in progress and to correspondingly decrease the retained profits. This change has a pre-tax impact to decrease the shareholders' equity as at January 1, 2007 by RMB56,485 thousand.

(8) Income tax

Differences between new and old accounting standards in respect of (2) to (7) above will result in a decrease of deferred tax assets/increase of deferred tax liabilities, and a corresponding decrease in retained profits. This change reduces shareholders' equity as at January 1 ,2007 by RMB1,131,086 thousand.

(9) Others

Others represents the impact of differences between new and old accounting standards in respect of (2) to (8) above on minority interests which amounts to RMB86,281 thousand.

(10) Change in presentation of minority interests

In accordance with the requirements of the New Accounting Standards, the Group's minority interests amounting to RMB1,366,391 thousand is now presented as a part of shareholders' equity in the balance sheets.

	Notes V	2006 In RMB thousand	2005 In RMB thousand
Share capital	39		
Beginning/end of year		**6,195,053**	6,195,053
Capital reserve	40		
Beginning of year		**15,162,575**	15,146,431
Additions		**314**	16,144
End of year		**15,162,889**	15,162,575
Statutory surplus reserve fund	41		
Beginning of year		**1,718,832**	1,384,989
Transferred from statutory public welfare fund		**784,001**	–
Transferred from retained profits		**599,682**	333,843
End of year		**3,102,515**	1,718,832
Discretionary surplus reserve fund			
Beginning/end of year		**3,023,577**	3,023,577
Statutory public welfare fund	41		
Beginning of year		**784,001**	617,080
Transferred to statutory surplus reserve fund		**(784,001)**	166,921
End of year		**–**	784,001
General reserve			
Beginning/end of year		**394,510**	394,510
General risk provision	42		
Beginning of year		**–**	–
Transferred from retained profits		**16,752**	–
End of year		**16,752**	–
General provision	42		
Beginning of year		**35,679**	–
Transferred from retained profits		**40,954**	35,679
End of year		**76,633**	35,679
Loss provision for trust business	42		
Beginning of year		**–**	–
Transferred from retained profits		**28,774**	–
End of year		**28,774**	–
Retained profits	43		
Beginning of year		**5,349,779**	3,415,101
Net profit for the year		**5,985,962**	3,338,428
Appropriation to statutory surplus reserve fund		**(599,682)**	(333,843)
Appropriation to statutory public welfare fund		**–**	(166,921)
Appropriation to general risk provision		**(16,752)**	–
Appropriation to general provision		**(40,954)**	(35,679)
Appropriation to loss provision for trust business		**(28,774)**	–
Dividends		**(1,982,417)**	(867,307)
End of year		**8,667,162**	5,349,779
Total shareholders' equity		**36,667,865**	32,664,006

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Thursday, June 7, 2007 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2006.

2. To consider and approve the report of the Supervisory Committee of the Company for the year ended December 31, 2006.

3. To consider and approve the annual report and its summary of the Company for the year ended December 31, 2006.

4. To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2006.

5. To consider and approve the profit distribution plan and the recommendation for final dividend for the year ended December 31, 2006.

6. To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.

7. To consider and approve the annual director's fee of RMB300,000 for Mr. Anthony Philip HOPE as a non-executive director of the Company.

8. To consider and approve the appointment of Mr. Xia Liping as an independent non-executive director of the Company to hold office until the expiration of the term of the current Board of Directors.

9. To authorize the Company to renew the liability insurance for its directors, supervisors and senior management in such manner as the Chairman and the Secretary of the Board of Directors may see fit.

10. To authorize the Company to provide guarantees in respect of the liabilities of its subsidiaries from time to time and for such other purposes as the Board of Directors may see fit, up to an aggregate amount at any time of not exceeding RMB35 billion, allocated as follows:

    a. guarantees for Ping An Life Insurance Company of China, Ltd. – up to RMB0.4 billion;

    b. guarantees for Ping An Property & Casualty Insurance Company of China, Ltd. – up to RMB1.3 billion;

    c. guarantees for China Ping An Insurance Overseas (Holdings) Limited – up to RMB11.5 billion;

    d. guarantees for China Ping An Trust & Investment Co., Ltd. – up to RMB1 billion;

    e. guarantees for Ping An Real Estate Investment Company Ltd. – up to RMB19 billion; and

    f. guarantees for Ping An Securities Company, Ltd. – up to RMB1.8 billion.

AS SPECIAL RESOLUTIONS

11. To give a general mandate to the Board of Directors to allot, issue and deal with additional H shares not exceeding 20% of the H shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares:

    "THAT

    (A) (a) subject to paragraph (c) and in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Articles of Association of the Company and the applicable laws and regulations of the People's Republic of China, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional H shares of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be hereby generally and unconditionally approved;

    (b) the approval in paragraph (a) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the nominal amount of H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval granted in paragraph (a) shall not exceed 20% of the nominal amount of H shares of the Company in issue at the date of passing this resolution, otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or other applicable laws to be held; or (iii) the revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

(B) The Board of Directors be authorized to make corresponding amendments to the Articles of Association of the Company as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares as provided in sub-paragraph (a) of paragraph (A) of this resolution."

12. To consider and approve the amendments to the Articles of Association of the Company:

"THAT to amend the existing Articles of Association of the Company as follows:

Comparison table of the proposed amendments to the Articles

No.	Existing Articles	Proposed amendments to the Articles
1.	Article 21:	Article 21:
	After the overseas offer of H shares and the approval having been obtained for the initial public offering in the PRC of [•] domestic shares, the composition of the Company's share capital as at date of the completion of the initial public offering shall be: [•] ordinary shares, comprising [•] domestic shares representing [•]% of the total number of ordinary shares in issue and [•] H shares representing [•]% of the total number of ordinary shares of the Company in issue.	After the overseas offer of H shares and the approval having been obtained for the initial public offering in the PRC of 1.15 billion domestic shares, the composition of the Company's share capital as at date of the completion of the initial public offering shall be: 7,345,053,334 ordinary shares, comprising 4,786,409,636 domestic shares representing 65.17% of the total number of ordinary shares in issue and 2,558,643,698 H shares representing 34.83% of the total number of ordinary shares of the Company in issue.
2.	Article 24:	Article 24:
	The registered capital of the Company is RMB[•]. (Adjusted according to the actual initial public offering in the PRC).	The registered capital of the Company is RMB7,345,053,334.
3.	Original Appendix to the Articles of Association	

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Shareholders	Number of Shares	Number of Promoter Shares
1	Shenzhen Investment Holdings Co., Ltd.	543,181,445	543,181,445
2	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
5	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
6	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
7	Shanghai Huiye Industrial Co., Ltd.	166,800,000	166,800,000
8	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9	Capital China Group Company Limited	115,726,844	34,107,380
10	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
11	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
12	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
13	Overseas listed H shares converted from promoter shares		72,955,249
	Total	2,641,443,223	2,191,610,986

Proposed amendment to the Appendix to the Articles of Association

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Shareholders	Number of Shares	Number of Promoter Shares
1	Shenzhen Investment Holdings Co., Ltd.	543,181,445	543,181,445
2	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
5	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
6	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
7	Shanghai Huiye Industrial Co., Ltd.	166,800,000	166,800,000
8	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
10	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
11	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
12	Capital China Group Company Limited	45,000,000	34,107,380
13	Overseas listed H shares converted from promoter shares		72,955,249
	Total	2,570,716,379	2,191,610,986"

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
April 19, 2007

As at the date of this notice, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors of the Company are Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Lin Lijun, Fan Gang, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi and Chen Su.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined by poll.

2. **In order to determine the list of holders of H Shares who are entitled to attend the annual general meeting of the Company and to receive the final dividend for the year ended December 31, 2006, the H Share register of members will be closed from Tuesday, May 8, 2007 to Thursday, June 7, 2007, both days inclusive, during which period no transfer of H shares will be effected. Holders of the Company's H shares whose names appear on the register of members maintained by Computershare Hong Kong Services Limited on Thursday, June 7, 2007 are entitled to attend the meeting and receive the final dividend for the year ended December 31, 2006. In order to qualify for the final dividend and to attend and vote at the meeting, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at or before 4:30 p.m. on Monday, May 7, 2007. The address of the H Share transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The final dividend for the year ended December 31, 2006 is expected to be paid on or before June 27, 2007 to the shareholders whose names appear on the H Share register of members of the Company on Thursday, June 7, 2007. The registration date and arrangements in relation to the rights of A Share holders to attend the Annual General Meeting of the Company and to receive the final dividend for the year ended December 31, 2006 will be separately announced in the PRC.**

3. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H Share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H Share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, May 18, 2007 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86) 400 8866 338, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The meeting is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the meeting are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the meeting shall produce the identity documents.

8. Concerning the proposed resolution 11, the purpose of seeking approval of such mandate is to give directors flexibility and discretion to issue new shares in the event that it comes desirable for the Company and the directors have no present plan to issue new shares pursuant to such mandate.

Corporate Information

REGISTERED NAMES

Chinese name

中國平安保險(集團)股份有限公司

English name

Ping An Insurance (Group) Company of China, Ltd.

REGISTERED ADDRESS

Ping An Building,
Ba Gua No.3 Road,
Shenzhen, PRC

PLACE OF BUSINESS

Ping An Building,
Ba Gua No.3 Road,
Shenzhen, PRC

LEGAL REPRESENTATIVE

MA Mingzhe

AUTHORIZED REPRESENTATIVES

SUN Jianyi
YAO Jun

JOINT COMPANY SECRETARIES

SENG Sze Ka Mee Natalia
YAO Jun

AUDITORS

Ernst & Young

CONSULTING ACTUARIES

Watson Wyatt Insurance Consulting Limited

LEGAL ADVISORS

Dibb Lupton Alsop

TYPE OF STOCK AND LISTING PLACE

H share	The Stock Exchange of Hong Kong Limited
A share	The Shanghai Stock Exchange

STOCK CODE

H share	2318
A share	601318

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY SHARES

The Bank of New York

COMPANY WEBSITE

www.pingan.com.cn

E-MAIL

IR@pingan.com.cn
PR@pingan.com.cn

TELEPHONE

+86-400-8866 338

FAX

+86-755-8243 1029



-Ping An Insurance (Group) Company of China, Ltd. (02318)

- Cover
- Contents
- Financial Highlights
- Chairman's Statement
- Organization Structure
- Directors, Supervisors and Senior Management
- Business Review
- Report of the Directors
- Report of the Supervisory Committee
- Corporate Governance Report
- Management Discussion and Analysis
- Embedded Value
- Financial Statements Prepared in accordance with International Financial Reporting Standards
- Independent Auditors' Report
- Consolidated Income Statement
- Consolidated Balance Sheet
- Consolidated Statement of Changes in Equity
- Consolidated Cash Flow Statement
- Balance Sheet
- Notes to the Financial Statements
- Financial Statements Prepared in accordance with PRC Accounting Standards
- Auditors' Report
- Consolidated Balance Sheet
- Consolidated Income Statement
- Consolidated Profit Appropriation Statement
- Consolidated Cash Flow Statement
- Balance Sheet
- Income Statement
- Profit Appropriation Satatement
- Cash Flow Statement
- Notes to the Financial Statements
- Appendix I. Supplementary Information to Financial Statements
- Appendix II. Supplementary Information
- Appendix III. Consolidated Statement of Changes in Equity
- Notice of the Annual General Meeting
- Corporate Information

▶ Back Cover

END